Form 20-F
period 2002-12-31
XENOVA GROUP PLC
filed 2003-06-26
CIK 894770

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-23584

XENOVA GROUP PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction or incorporation or organization)

957 Buckingham Avenue, Slough SL1 4NL, Berkshire England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class registered	Name of each exchange on which registered
Ordinary shares of 10p each	London Stock Exchange

American Depositary Shares, evidenced by American
Depository Receipts, each representing ten Ordinary Shares	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares	172,767,353—as at December 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☒    Item 18  ☐

ii

INTRODUCTION

As used in this Annual Report, unless the context indicates otherwise, the terms “we,” “us,” “our” and similar terms, as well as the terms “Company”, “Xenova” and “Group” refer to Xenova Group plc and include our wholly owned trading subsidiaries, Xenova Limited and Xenova Research Limited, formerly named Cantab Pharmaceuticals Research Limited. We acquired Cantab Pharmaceuticals Research Limited upon our merger with Cantab Pharmaceuticals plc (“Cantab”) in May 2001. The term “Ordinary Shares” refers to the Ordinary Shares, par value 10 pence per share, of Xenova Group plc.

This Annual Report includes forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In particular, certain statements included under “Item 3. Key Information,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” including without limitation, those concerning our strategy and competitive strengths, our expectations and plans, our collaborative revenues, research and development and general and administrative expenses, contain certain forward-looking statements concerning our operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as “anticipates,” “expects,” “plans,” “estimates,” or “believes.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, no assurance can be given that the expectations will prove in hindsight correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Annual Report, including without limitation, under “Item 3. Key Information—Risk Factors.” All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by that disclosure.

CURRENCY TRANSLATIONS; EXCHANGE RATES

We publish our consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.6095, the noon buying rate in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002.

The following table sets forth, for the months indicated, the high and low Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. On June 6, 2003 the Noon Buying Rate was £1.00 to $1.6622.

Month	Highest Rate During Period	Lowest Rate During Period
December 31, 2002	1.6095	1.5555
January 31, 2003	1.6482	1.5975
February 28, 2003	1.6480	1.5727
March 31, 2003	1.6129	1.5624
April 30, 2003	1.6000	1.5500
May 31, 2003	1.6484	1.5930

The average Noon Buying Rates for sterling expressed in U.S. dollars per £1.00, calculated by using the average of the Noon Buying Rates on the last day of each month during the year, for 1998, 1999, 2000, 2001 and 2002 are 1.6573, 1.6179, 1.5105, 1.4400 and 1.5084, respectively.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated statement of operations data presented below for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001 and 2002 are derived from our Consolidated Financial Statements, included elsewhere in this document, which have been audited by PricewaterhouseCoopers, Uxbridge, U.K., independent chartered accountants. The selected consolidated statement of operations data for the year ended December 31, 1998 and for the year ended December 31, 1999, and the consolidated balance sheet data at December 31, 1998, December 31, 1999 and December 31, 2000 are derived from audited financial statements not included herein.

The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the material adjustments to profit and shareholders’ equity that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP, see Note 28 of Notes to Consolidated Financial Statements.

The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein.

	Year ended Dec 31 2002	Year ended Dec 31 2001	Year ended Dec 31 2000	Year ended Dec 31 1999	Year ended Dec 31 1998
	£000	£000	£000	£000	£000
Consolidated Statement of Operations Data:
Turnover (including share of joint venture)	12,701	1,877	78	383	1,155
Discontinued operations	—	—	—	2,310	3,710
Less: share of joint ventures revenue	(457)	(95)	—	—	—

	12,244	1,782	78	2,693	4,865

Operating expenses
Research and development	17,657	15,374	7,422	7,793	6,685
Discontinued operations	—	—	—	3,501	9,797

	17,657	15,374	7,422	11,294	16,482

Administrative expenses	4,339	2,961	2,033	2,002	2,176
Exceptional reorganization costs	3,821	1,035	—	—	—
Amortisation of goodwill	1,168	879	—	—	—
Discontinued operations	—	—	—	323	843

	9,328	4,875	2,033	2,325	3,019

Other operating income	463	115	—	—	—

Total net operating expenses	26,522	20,134	9,455	13,619	19,501

	Year ended Dec 31 2002		Year ended Dec 31 2001		Year ended Dec 31 2000		Year ended Dec 31 1999		Year ended Dec 31 1998
Operating loss	(14,278)		(18,352)		(9,377)		(10,926)		(14,636)

Share of operating profit / (loss) of joint venture	169		(33)		—		—		—

Total operating loss: Group and share of joint venture	(14,109)		(18,385)		(9,377)		(10,926)		(14,636)

Profit on sale of businesses
Profit on disposal	—		—		—		271		—
Adjustment to Discovery consideration	—		—		(1,279)		—		—

Loss on ordinary activities before interest	(14,109)		(18,385)		(10,656)		(10,655)		(14,636)

Net interest and amounts written (off) back from investments	(1,104)		1,217		661		541		693

Loss on ordinary activities before taxation	(15,213)		(17,168)		(9,995)		(10,114)		(13,943)

Tax loss on ordinary activities	2,011		1,797		690		—		—

Retained loss for the year attributable to members of Xenova Group Plc	(13,202)		(15,371)		(9,305)		(10,114)		(13,943)

Net loss per share	9.0	p	12.6	p	15.4	p	21.6	p	48.8	p
Loss per share from continuing operations	9.0	p	12.6	p	15.4	p	19.0	p	24.0	p
Shares used in computing loss per share (thousands)	147,484		121,596		60,486		46,870		28,548

	Year Ended Dec 31 2002		Year Ended Dec 31 2001		Year Ended Dec 31 2000		Year Ended Dec 31 1999		Year Ended Dec 31 1998
	£000		£000		£000		£000		£000
Consolidated Balance Sheet Data:
Cash and short term investments	19,217		24,000		12,233		10,081		11,392
Working capital	11,273		9,715		11,353		9,792		8,080
Total assets	37,630		48,519		14,286		13,871		16,122
Long term obligations	—		(221)		—		—		(535)
Accumulated deficit	(116,225)		(103,058)		(87,731)		(78,507)		(68,404)
Shareholders’ equity	26,510		29,836		11,876		11,620		11,181

Results under U.S. GAAP:
Net loss	12,739		(50,204)		(9,447)		(8,759)		(14,636)
Retained loss	10,113		(47,689)		(8,096)		(7,947)		(13,943)
Net loss per share	7	p	39	p	13	p	17	p	24	p
Shareholders’ equity	29,599		19,968		11,806		11,620		11,181

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

Accumulated losses

As at December 31, 2002, our accumulated losses since our inception were £116,225,000 ($187,064,000) resulting principally from the costs incurred in the research and development of our drug candidates and from general and administrative costs associated with our operations. There is no assurance that we will ever achieve significant revenues or profitability. This could impair our ability to sustain operations and to obtain any required additional funds.

Requirement for additional funds

Our future capital requirements to continue the development of our technologies and to complete the commercialization of our drug candidates will be substantial and will depend on many factors, including product sale revenues, milestone payments received under collaboration, licensing or other agreements, the progress of the research and development projects, the costs of pre-clinical and clinical testing, the timing of required regulatory approvals and the filing, defense and enforcement of patent rights, many of which are beyond our control. There can be no assurance, that we will receive further revenues from our collaborative agreements at current or historical levels, that any new collaborative agreements will be entered into or that changes will not occur that will cause available capital resources to be used more quickly than expected.

We will require substantial additional funds to conduct time-consuming research and development, preclinical studies and clinical trials. We will also need to arrange for the manufacturing and marketing of our products. It is likely that we will seek funds through drug development programs with established pharmaceutical companies and through additional public sales of our securities. There can be no assurance that we will be able to secure drug development programs on satisfactory terms, if at all. Also, the public markets for new issues of biotechnology company securities are volatile and competitive. No assurances can be given that additional funds will be available to us on acceptable terms, if at all. Because of our significant long-term capital requirements, we may access the public equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. If we raise additional funds by issuing additional equity securities, further dilution to shareholders will result. If adequate additional funds are not available, we may be required to curtail significantly more of our research and development programs or to obtain funds through the sale or license of certain technology or product rights, which we otherwise would have retained. If adequate funds are not available on acceptable terms, our business will be materially and adversely affected.

We have undertaken a cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product (see ITEM 4—Information on the Company—B. Business Overview). Following this reorganization, which has included a head-count reduction and program prioritization, Xenova will, going forward, focus on its key development programs. We estimate that we have adequate cash resources to fund our anticipated operations through June 30, 2004. Our ability to continue independent operations beyond June 30, 2004 is dependent on us generating additional funds from licensing of development programs and our ability to raise additional equity in the market. Our ability to raise additional equity in the market has been made more difficult by the general state of the capital markets and the decrease in the market price of our equity securities following cessation of our Phase III trials of tariquidar.

Intellectual property and patent protection

Our commercial success depends in part on our ability and that of our licensors to obtain patent protection for products in Europe, the U.S. and other countries and to preserve the confidentiality of our and our collaborators’ know-how. See “Item 4—Information on the Company—B. Business Overview—Patents, Trade Secrets and

Licenses.” No assurance is given that we will develop products that are patentable, or that patents will be sufficiently broad in their scope to provide protection for our intellectual property rights and exclude competitors with similar technology. Substantial costs may be incurred if we are required to defend our intellectual property rights against third parties. There is no assurance that obligations to maintain our or our collaborators’ know-how will not be breached or otherwise become known in a manner which provides us with no recourse.

Patent applications, in general, are not published until 18 months after the date of priority applications, and in the U.S. are not published until the time of grant. Details of new discoveries tend to become public knowledge only some time after the actual discovery and we cannot be certain that we or our licensors were the first to make the inventions covered by each pending application or that we or our licensors were the first to file patent applications for such inventions.

Our commercial success will also depend in part on non-infringement of patents granted to third parties. Competitors or potential competitors may have filed applications, or may have been granted, or may obtain patents that may relate to products competitive with our or our collaborators’ technology. If this is the case, we may have to obtain appropriate licenses under these patents or cease or alter certain activities or processes, or develop or obtain alternative technology. There can be no assurance that, if any licenses are required, we will be able to obtain any such licenses on commercially favorable terms, if at all. This may have a materially adverse effect on us.

Rapid technological changes and intense competition

The pharmaceutical industry is rapidly evolving and developments are likely to continue at a rapid pace. Technological competition from existing pharmaceutical and biopharmaceutical companies and others diversifying into the field is intense and expected to increase. Several companies are working on some of the molecular or cellular targets we selected. Further, several companies are engaged in the research and development of therapeutic products that may compete with our and our collaborators’ products. These companies may have significantly greater research and development, regulatory compliance, manufacturing, marketing, financial and managerial resources than us and there is no assurance that competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by us or which would render our technologies and/or products obsolete and/or otherwise uncompetitive. Competitors that are able to complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before us may obtain a significant competitive advantage. Although we have collaborative arrangements with several of these companies, such arrangements do not prevent the collaborators from competing with us or from collaborating with our competitors. Additionally, there can be no assurance that we will be able to keep pace with technological developments.

Development of pharmaceutical products

We are involved in the discovery and development of pharmaceutical products for our behalf and in collaboration with other pharmaceutical companies. Our products are at an early stage of development and we have not yet completed the full clinical development of any of our products. Significant further investment will be required on an ongoing basis to undertake research and development. Laboratory and clinical testing and regulatory approvals will be required prior to the licensing or sale of any of our drug candidates. Preclinical studies and clinical trials may disclose significant technical obstacles that need to be overcome before obtaining required regulatory approvals. Results of preclinical studies are not necessarily indicative of results that will be obtained in human clinical trials. No assurance can be given that our product development efforts will be successful, that any potential product will be safe and efficacious, that required regulatory approvals will be obtained, that our products will be capable of being produced in commercial quantities at an acceptable cost, or that any products, if introduced, will achieve market acceptance. Furthermore, any products that may be developed through our research and development programs will not be commercially available for several years, if at all.

Product testing and regulatory approval

The clinical evaluation, manufacture and marketing of our drug candidates and our ongoing research and development activities are subject to regulation by government and regulatory agencies in countries where we or our potential licensees or collaborators intend to test or market products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. Many countries, including all members of the European Union and the U.S., have very high standards of technical appraisal and, accordingly, the clinical trial process is, in most cases, very lengthy. The time taken to obtain such approval in particular countries varies, but it can be several years from the date of application. There can be no assurance that any of our drug candidates will successfully complete the clinical trial process or that regulatory approvals to manufacture and market our drug candidates will ultimately be obtained.

Furthermore, each regulatory authority may impose its own requirements (by, for instance, restricting a product’s indicated uses) and may refuse to grant, or may require additional data before granting an approval, even though the relevant product may have been approved by another country’s authority. If regulatory approval is obtained, the product and its manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Changes in the application of legislation or regulatory policies or the discovery of problems with the product or the manufacturer may result in the imposition of restrictions on the product or manufacturer.

In addition, our animal husbandry activities are subject to regulation by legislation, government guidelines, regulations and codes of practice. Failure to comply with such guidelines could affect our ability to produce our products.

Commercial collaborations

A significant part of our current and future revenues is derived from licensing or collaboration agreements with other pharmaceutical companies. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of our technologies or our drug candidates. There is also no assurance that we will be able to reserve any territorial marketing rights in any such licensing or other agreements. Moreover, there can be no assurance that any company that enters into an agreement with us will not pursue alternative technologies either on its own or in collaboration with others, including our competitors, as a means of developing treatments for the conditions targeted by our products.

Manufacturing, marketing and sales

There can be no assurance that our product candidates will be capable of being produced in commercial quantities at an acceptable cost or that, if introduced, they will achieve market acceptance.

We operate a pilot plant for the manufacture of clinical grade material that has capacity available for contract manufacturing for other biotechnology companies without such facilities. Where we are dependent upon third parties for the manufacture of certain drug candidates or future products, our ability to procure their manufacture in a manner, which complies with regulatory requirements, may be constrained, and our ability to develop and deliver such material on a timely and competitive basis may be adversely affected.

We also currently have no pharmaceutical product marketing or sales capabilities. To the extent that we reserve the right to market some or all of our future products, significant additional expenditure, management resources and time will be required to develop a marketing and sales force.

Pharmaceutical pricing environment

Our and our partners’ ability to commercialize our products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities (including the U.K. National Health Service), private health coverage insurers and other organizations. There is uncertainty as to the reimbursement status of newly approved healthcare products, and there is no assurance that adequate health administration or third party coverage will be available to us or our partners, to obtain satisfactory price levels. In addition, there is increasing pressure from certain governments to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing in some cases to provide any coverage for uses of approved products for disease conditions for which the relevant regulatory agency has not granted marketing approval.

Risk of Delisting from the NASDAQ National Market

Our American Depositary Receipts (“ADRs”) are quoted on the NASDAQ National Market (the “NNM”). Although we currently meet the NNM maintenance criteria, there can be no assurance that we will continue to meet such criteria. If we were to fail to meet such criteria in the future, we could be delisted from the NNM. In such an event, persons holding ADRs who wished to trade such ADRs on the London Stock Exchange (“LSE”) would first be required to convert their ADRs into Ordinary Shares through the facilities provided by our Depositary, the Bank of New York. The Bank of New York currently charges investors a fee of $5 for each 100 ADRs converted into Ordinary Shares.

Competition regulation

Our activities are subject to competition law, including Article 81(1) of the EC Treaty. Article 81(1) prohibits agreements, decisions and concerted practices which restrict competition within the Common Market and which may affect trade between European Union member states. Provisions of agreements restricting competition within the meaning of Article 81(1) are void. The European Commission may impose fines on parties entering into such agreements of up to 10 percent of their respective worldwide revenues in the preceding business year. Persons who have suffered loss by reason of the anti-competitive restrictions may claim for damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of block exemptions. Parties to an agreement not covered by a block exemption may apply to the European Commission for an individual exemption. For practical purposes, a similar benefit to an individual exemption can be achieved by obtaining a non-binding “comfort letter” from the European Commission.

Provisions of a number of licensing and collaboration agreements to which we are a party are arguably restrictive of competition under Article 81(1). We determine on an agreement-by-agreement basis whether an automatic block exemption from the application of Article 81(1) applies to an agreement and, if it does not, whether to apply to the European Commission for an exemption under Article 81(3) from the application of Article 81(1). If a block exemption is not applicable, until such time as an individual exemption is obtained from the European Commission pursuant to a notification, those provisions of an agreement, which are restrictive of competition under Article 81(1), are unenforceable. An exemption may be granted with retroactive effect to the date of notification and the parties are protected from fines in the interim (i.e., from the date of notification).

Government actions

All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry as a whole or in part. As with all other pharmaceutical companies, we have no immunity from governmental actions.

Product liability and insurance

Our business exposes us to potential product liability risks, which are inherent in research and development, preclinical studies, clinical trials, manufacturing, marketing and the use of human therapeutic products. In addition, it may be necessary for us to secure certain levels of insurance as a condition to the conduct of clinical trials. There can be no assurance that future necessary insurance cover will be available to us at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by us now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect our business.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

Xenova Group plc is a biopharmaceutical company based in the U.K. We were incorporated under the laws of England and Wales on March 19, 1992 (registered number 2698673) to establish drug discovery technologies and to discover and develop novel drugs both on our behalf and for partner pharmaceutical companies. We focus on the discovery and development of novel commercially attractive drugs, primarily for the treatment of cancer, infectious disease and addiction. Our address is 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England and our telephone number from the U.S. is 011-44-1753-706600. We operate in line with legislation including the terms and conditions of the UK Companies Act 1985, as amended.

We were financed initially by venture capital funds and private investors and, during our first four years, we concentrated on developing drug discovery technologies. In our early years, we also invested in selected target technologies, particularly in the cancer and cardiovascular therapeutic areas. In order to develop our technologies further and to apply them to a range of therapeutic projects, we raised a total of £32.9 million (net) between 1992 and 1995 from individual and institutional investors, which included three offerings in the U.S. With this funding, we established our position as an innovator in drug discovery using natural chemical technologies. As our pipeline of drug leads grew, we added key technologies to undertake selected lead optimization programs. We also established our own capabilities to develop drugs, entered into a number of strategic partnerships with pharmaceutical and biotechnology companies, and built a portfolio of drug candidates, which are currently in clinical and preclinical development.

In March 1999, we sold our operations known as Xenova Discovery to TerraGen Diversity Inc. (“TerraGen”). In August 2000, TerraGen entered into an acquisition agreement with Cubist Pharmaceuticals Inc. As a result of these transactions, we received 88,668 shares of Cubist Pharmaceuticals Inc. in exchange for equity and a convertible loan note we held in TerraGen. In July 1999, Exelixis Pharmaceuticals Inc. (“Exelixis”) acquired the majority of the assets and the employees of our U.S.-based operations known as MetaXen LLC.

We have sought to extend our lead optimization capabilities and develop our drug candidates further towards the stage at which they may be approved for marketing. We have also sought to extend our commercial research activities with existing and new joint venture partners. As part of this development, we raised a total of £21.3 million, net of expenses, through a placing of Ordinary Shares in the U.K. in December 1996. A further U.K. Public Offering in September 1998 and a placing in July 1999 raised £9.5 million net of expenses and £1.8 million gross of expenses, respectively. Warrants in respect of the 1998 placing, raised £6.6m in 1999. A Placing and Open Offer in July 2000 raised £9.2 million net of expenses. Warrants linked to this Placing and Open Offer lapsed in October 2001. Exercise of these warrants raised an additional £9,000 in 2001. The exercise period for these warrants was from January 1, 2001 to October 31, 2001. A rights issue on September 11, 2002 raised a further £9.8 million net of expenses. Funds raised from inception total £110.6 million.

In 2001, we merged with Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc), a biopharmaceutical company based in the U.K. Xenova Group plc made a public offer to acquire all the issued shares in Cantab in consideration for the issue of new Ordinary Shares. The offer was declared unconditional as to acceptances in April 2001 and all outstanding Cantab shares were compulsorily acquired from the minority non-accepting shareholders in September 2001. The merger was effected through the issuance of 69,788,451 Ordinary Shares, representing 50.2 percent of our enlarged issued capital, in exchange for all the issued ordinary shares of Cantab. Cantab focused on the research and development of proprietary biopharmaceuticals, which utilize the highly selective properties of the human immune system for the treatment and prevention of disease.

American Depositary Shares representing our Ordinary Shares have been quoted on NASDAQ since July 1994 and we have had a full listing of our Ordinary Shares on the LSE since December 1996.

A glossary of scientific and other terms is provided at the end of this Business Overview.

B. BUSINESS OVERVIEW

Drug Discovery And Development

Human diseases are generally caused by infections or by malfunctions of critical biological mechanisms. Success in drug research in the past has resulted in many cases from chance discoveries of chemicals that either kill or suppress the growth of infectious agents while causing minimal effects in the human body or selectively affect biological mechanisms and thereby modify the disease process.

More recently, the increased knowledge of disease processes and biological mechanisms, that results in part, from the application of modern cellular and molecular biological techniques, has allowed drug discovery research to become increasingly focused on specific targets. This approach requires, first, knowledge of a disease process and an identified disease mechanism (the “target”) that plays a critical role in this process; and, second, technologies that provide biological molecules or chemicals (“drug leads”) that affect the target in the desired way. Drug leads are increasingly identified from libraries of chemicals or biological molecules using high-throughput screening tests and informatics. This process is known as “drug discovery.”

However, the majority of drug leads do not have all the properties necessary to become commercially successful drugs. Drug leads are, therefore, subjected first to “lead evaluation,” a process carried out to identify which drug leads should be taken forward, and then, in the case of novel chemicals, to “lead optimization,” a process of improvement of the selected drug lead using chemical design technologies to design and generate chemical variants (“analogs”) of that drug lead. A wide range of pharmacological techniques are also applied at this stage, including pharmacological testing of drug leads in vitro, ex vivo and in vivo disease models. This process produces what is known as a “drug candidate” which will then enter “preclinical development.” The preclinical development and subsequent clinical development process requires scale-up, formulation, safety studies and a range of other studies to be conducted in accordance with the regulations of the relevant national medicines agencies.

The drug candidate then enters the clinical development stage. “Clinical development” refers to the conduct of human clinical trials, generally in three distinct phases, to assess the safety and efficacy of a drug in treating a specific disease or condition.

Business Strategy And Organization

Our strategy is to use our technologies to discover and develop, for us and for our strategic partners, commercially attractive new drugs in the areas of cancer, infectious diseases and substance addiction. We seek to employ major pharmaceutical company partners where desirable to fund both later stage clinical trials and commercialization. We consider the optimal time for partnering, and the extent of marketing rights to be assigned to a potential partner, for each project on an individual basis. We have historically sought to retain certain rights to our drugs including the right to market such drugs ourselves in selected territories.

Our business is not subject to seasonal factors, nor are its results currently subject to, or dependent on, any raw materials price volatility.

Research and development expenditure is charged to the profit and loss account as incurred. Research and development expenditure in 2002 was £17,657,000 (2001: £15,374,000 and 2000: £7,422,000).

Turnover and Segmental Analysis

	Year ended Dec 31 2002	Year ended Dec 31 2001	Year ended Dec 31 2000
	£000	£000	£000
Turnover by geographical destination
United Kingdom	171	1,053	15
North America	11,243	577	63
Other European	830	152	—

	12,244	1,782	78

The Group currently operates a single class of business from the United Kingdom. It has entered into collaborative agreements from which it has earned a majority of its non-refundable revenues from other parties to such agreements. The remaining revenue of £1.0m (2001: £0.2m, 2000: £nil) arose from contract manufacturing.

Corporate Partnerships, Collaborations and Joint Ventures

We have entered into a number of strategic partnerships and collaborations since we were founded. Our strategy is to continue to enter into collaborations to fulfill three strategic goals: to gain access to know-how, technical capabilities and expertise; to undertake research projects with and for partners, generating current and potential future revenues through milestone payments, royalties and payments for product development rights; and to assist in and to fund the development and commercialization of our own drug candidates and drugs. We currently have collaborative agreements with a number of companies, including Celltech Group Plc (“Celltech”), Eli Lilly & Company (“Lilly”), Genentech Inc (“Genentech”), Millennium Pharmaceuticals Inc (“Millennium”), Pfizer Inc (“Pfizer”), and QLT Inc (“QLT”).

Through these partnerships, we have been able to demonstrate important third party endorsement of our technology and products, in addition to offsetting the considerable risk of product development, leveraging the scientific, personnel and financial resources of our partners and receiving financial returns.

Therapeutic Focus

The primary focus of our drug research and development programs has been novel approaches to the treatment and prevention of cancer. Additionally we have specific programs in immunology and cardiovascular disease.

Cancer

Cancer is a therapeutic area, which is particularly receptive to the introduction of new drugs in a specialized market that can be addressed with a relatively small marketing and sales effort. In the U.S. alone an estimated one million people per annum are newly diagnosed with cancer.

Cancer is characterized by abnormal cell growth resulting in the development of a mass of cells commonly known as a tumor. Cancer can arise in almost any tissue or organ within the human body. Many current methods of cancer chemotherapy treat the disease by killing cancer cells directly. The use of such drugs, however, is limited due to the serious adverse side effects caused by their toxic action on non-cancer cells.

Research into the process of tumor growth, multi-drug resistance and the spread of cancer to other organs (metastasis) has now identified critical disease mechanisms as specific targets for new approaches to cancer therapy. We are focusing on targets in these areas, with the aim of producing drug candidates with the potential for improved efficacy and reduced side effects relative to currently available therapies.

As cancer involves a variety of disease mechanisms, our anti-cancer drug discovery program extends to a number of targets to increase the likelihood of discovering major new anti-cancer therapies. We have a number of target technologies aimed at a broad spectrum of cancers.

During the course of 2002, we conducted cancer projects targeting multi-drug resistance, the DNA replication process, angiogenesis and metastasis through our PAI-1 program and the use of vaccines to treat cancer and pre-cancerous conditions. Cancer project-related collaborations in England include those with the Institute for Cancer Research, the University of Oxford, the University of Cambridge, the University of London, University College, London, the University of Southampton, Brunel University, the University of Portsmouth, the University of Surrey, and The University of Newcastle, and in New Zealand with the Auckland Cancer Research Laboratory.

PAI-1 target technology developed for the cardiovascular therapeutic area also has potential application in cancer, which we are pursuing on our own behalf and separately from the anti-thrombotic agreement with Lilly. Lilly however has an option to collaborate with us in our PAI-1 cancer program. This program is described below.

Immunology

The immune system can be activated selectively by introducing specific antigens into the body in a manner designed to stimulate a specific or targeted type of immune response. Prophylactic vaccines are introduced prior to the onset of disease as a preventive measure, whereas therapeutic vaccines are introduced after the onset of disease. In the case of therapeutic vaccines, enhancing the ability of the immune system to recognize the diseased tissue may result in amelioration of disease symptoms, or elimination of disease altogether. Where immune responses in the body are harmful, for example in autoimmune or inflammatory disease, immunoregulatory molecules can be introduced into the body to suppress these responses and hence control or eliminate disease.

Cardiovascular

We have also identified a drug lead, which represents a potential new therapeutic class of thrombosis treatment, known as PAI-1 inhibitors. Blood clots, or thrombi, are involved in a wide range of cardiovascular diseases including deep vein thrombosis, unstable angina, certain types of stroke and heart attacks. In 1995, there were an estimated 8.5 million new cases of these thrombotic disorders diagnosed in the U.S., Western Europe and Japan. Current treatments, such as anti-coagulant drugs, while partially effective, suffer from the major problematic side effect of excessive bleeding, which the new drug lead has the potential to avoid. Some structural studies are being carried out in collaboration with the University of Cambridge. In 1998, we formed a drug development partnership with Lilly, based on our PAI-1 inhibition program, for the development of novel antithrombotic drugs for chronic use.

We believe that we are the first company to have identified and published results on a drug lead in this new class. As mentioned above, we are also exploring the cancer applications of PAI-1 inhibitors. This work is independent of the Lilly agreement, although Lilly does have an option to collaborate with us on the program.

Product Programs

Our current drug development programs are listed below

Product Program	Primary Disease Target	Stage of Development
Tariquidar (XR9576)	Multi-drug resistant cancers	Phase II

TA-HPV/TA-CIN	Cervical cancer	Phase II

XR11576 (MLN576)	Solid cancers	Phase I

DISC-GMCSF	Range of solid tumors	Phase I

TA-CD	Cocaine addiction	Phase II

TA-NIC	Nicotine addiction	Phase I

DISC-PRO	Prophylactic HSV infection	Phase I

DISC Veterinary	Animal herpes virus infections	Phase I equivalent

XR5944 (MLN944)	Solid cancers	Preclinical(1)

XR11612 (MLN612)	Solid Cancers	Preclinical(1)

OX40	Inflammation/Autoimmune	Preclinical(1)

OX40L	Cancer, Infectious disease	Preclinical(1)

MRP	Cancer	Lead Optimization(2)

MRP	Asthma	Lead Optimization(2)

PAI-1 cancer	Cancer	Lead Evaluation (3)

PAI-1 cardiovascular	Thrombosis	Lead Evaluation(3)

Men-B Meningitis vaccine	Meningitis	Research(4)

HIF-1 alpha	Cancer	Research(4)

(1)	The “Preclinical” status refers to the testing of a product candidate in model systems in advance of human clinical trials.
(2)	“Lead optimization” means the process of improvement of a selected drug lead.
(3)	“Lead evaluation” means the process of selecting templates for optimization from a series of initial chemical hits.
(4)	The “Research” status refers to potential product candidate discovery.

CANCER PRODUCT DEVELOPMENT PROGRAMS

Tariquidar (XR9576)—Cancer Multi-Drug Resistance Reversal

Multi-drug resistance (MDR) is the phenomenon whereby tumors become resistant to a broad range of anti-cancer drugs. The most common form of MDR is the result of over-production in the cancer cell membrane of P-gp, a protein which pumps the anti-cancer drug out of the cell. It is estimated that P-gp mediated MDR affects between 30 and 80 percent of all cancer patients, depending on the tumor type. Tariquidar targets this type of MDR.

We have shown that tariquidar is active in specialized in vitro and in vivo models, in which it demonstrated the ability to restore the sensitivity of several different MDR cell lines and xenografts to various cytotoxic drugs. Tariquidar does not have anti-cancer activity in its own right, which allows maximum flexibility in its potential application.

Phase I clinical trials for tariquidar commenced in May 1998 in healthy volunteers using an intravenously administered formulation. The initial studies were single dose, dose escalation studies to establish safety and tolerance and to evaluate the concentrations in the blood of tariquidar. These trials were successfully completed in

November 1998. Phase I oral trials and Phase IIa clinical trials for tariquidar began in early 1999. During 2000, tariquidar was tested in three separate Phase IIa trials. These trials studied the pharmacokinetic interaction between tariquidar and commonly used cytotoxic agents. The first two Phase IIa trials involving tariquidar in combination with paclitaxel (Taxol) and doxorubicin, respectively, were completed with positive results. The favorable interim results of the third trial, in which tariquidar was administered in combination with vinorelbine (Navelbine) were announced in February 2001 and included some further anecdotal evidence of efficacy in addition to that obtained in earlier reported trials. Further details of the third trial were published in Clinical Cancer Research in February 2003. Positive Phase IIa results of two tariquidar studies were published at the annual meeting of the American Society of Clinical Oncology in May 2001.

Tariquidar was partnered with QLT Inc (“QLT”) in August 2001 for the development and marketing in the United States, Canada and Mexico for the treatment of multi-drug resistance, in an agreement valued at $105m. Following announcement of this agreement, QLT have assumed responsibility for the further development of tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of tariquidar within those territories covered by the agreement. Xenova retains substantially all rights to tariquidar outside the United States, Canada and Mexico, including European and Rest of World marketing rights. The details of the agreement with QLT Inc are set out in Item 4—Other Programs—QLT.

In June 2002, tariquidar entered two pivotal Phase III clinical trials as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) patients. The double-blind, randomized, placebo-controlled trials were being carried out on patients with stage IIIb/IV NSCLC at centers located throughout North America and Europe. Tariquidar was granted fast track status by the US Food and Drug Administration (FDA) in October 2002.

Phase III Trials Stopped in May 2003

On February 21, 2003, QLT Inc. announced enrollment of additional patients in the ongoing Phase III studies of tariquidar in non-small cell lung cancer patients was being suspended pending the completion of the planned interim safety and efficacy analysis by an Independent Data and Safety Monitoring Committee (DSMC). On May 12, 2003 QLT announced that the Phase III trials would be stopped following a recommendation from the DSMC, which had just completed the un-blinded interim review of the data for the two ongoing trials. This recommendation was immediately implemented and Phase III trials stopped. A Phase IIb trial underway at MD Anderson in chemo-refractory breast cancer was not affected by this announcement.

Data from the 304 patients already enrolled in this study represent the largest collection of efficacy and safety data from a randomized, placebo-controlled study of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications. It is both QLT’s and Xenova’s intention to exploit the value of this database and make planning decisions for tariquidar after a thorough analysis of such data. At the time of going to print this process is still underway.

Xenova continues to believe that tariquidar has potential as an MDR modulator in cancer, and the Company will explore further development opportunities once the un-blinded data from these NSCLC studies have been assessed.

There is a substantial market opportunity for a drug that overcomes MDR. We are targeting initially tariquidar for combination with approved anti-cancer drugs for the treatment of MDR cancers such as breast, lung and ovarian cancers. The number of new patients per annum in the U.S. alone having P-gp mediated MDR cancers is estimated to be in excess of 300,000. At present, no drugs that inhibit P-gp are approved for marketing. Tariquidar appears to have a competitive profile of action, including high potency, long duration of action and the ability to be administered both orally and intravenously.

MDR is an area of active interest for several pharmaceutical companies, with several products in pre-clinical and clinical development. We believe that a number of other companies, including Lilly, Ontogen and Vertex have competitive drug candidates in this area which are currently at approximately the same stage as tariquidar (Lilly) or at an earlier stage in clinical development (Ontogen and Vertex). However, there can be no assurance that our research and development of tariquidar will be successful, that any potential tariquidar product will be safe and efficacious, that regulatory approvals will be obtained, that any tariquidar product will be capable of being produced in commercial quantities at an acceptable cost, or that such a product, if introduced, will achieve market acceptance.

We have filed patent applications, which cover tariquidar and related chemicals, together with the use of these in MDR modulation. We have sought protection in all Patent Cooperation Treaty (“PCT”) countries as well as other significant pharmaceutical markets worldwide and protection has been granted in South Africa. Patents granted pursuant to these applications, if any, would expire in 2017.

TA-HPV: Immunotherapy of Invasive Cervical Cancer

TA-HPV is a therapeutic vaccine aimed at inducing a specific immune response to the disease-causing virus, Human papillomavirus, (“HPV”), in patients with cervical cancer. Published data have reported that tumor cells in more than 90 percent of patients with cervical cancer contain DNA from the HPV virus, specifically types 16 and 18. Certain proteins of HPV are known to be expressed from this DNA in the tumor cells, and so provide potential targets for recognition and destruction of the tumor cells by the immune system. Based on published data from model tumors in animals and on theoretical grounds, we believe that cytotoxic T cells directed against these HPV proteins may prove particularly appropriate for tumor cell destruction.

TA-HPV is designed for use in association with the current methods of primary therapy, surgery or radiotherapy, in patients diagnosed at an early stage in the disease progression. While surgery or radiotherapy will remove the tumor mass itself, TA-HPV is intended to stimulate a cytotoxic T cell response to destroy any residual tumor cells containing HPV proteins, thereby preventing or delaying the recurrence of disease and the requirement for further therapy. The product consists of genes encoding HPV proteins, engineered into a virus vector, vaccinia that is known to be capable of inducing cytotoxic T cell responses.

The former Cantab organization completed initial clinical evaluation of TA-HPV in 1995 in a Phase I/II clinical study of eight patients with advanced, late stage disease, at the University of Wales College of Medicine. Data from this study demonstrated that the product was well tolerated and that it was able to stimulate a range of HPV-specific immune responses including cytotoxic T cells (CTL), believed to be a potential indication of a desired beneficial therapeutic effect, in cervical cancer patients. Results of this study were published in a June 1996 edition of ‘The Lancet’.

Following the success of this pilot trial, Cantab conducted three further open label Phase II trials. As immunocompetency is believed to be necessary to achieve the optimum result with TA-HPV, Cantab’s strategy in these trials has been to focus on patients with earlier stage disease where it believes immunotherapy is most likely to have a beneficial impact on preventing disease recurrence.

During 1998, Cantab concluded a 29-patient Phase II trial at six European cancer research centers in conjunction with the European Organization for the Research and Treatment of Cancer (EORTC). Results from the trial, presented in February 1999, showed that TA-HPV had exceeded the immunological endpoint (an HPV-specific immune response in 10 percent or more patients), with four patients being shown to demonstrate a vaccine-induced CTL response.

The successful results of a physician-initiated Phase IIa trial for TA-HPV were announced in October 2001. The 18-patient study, which was conducted by researchers at St Mary’s Hospital and the Paterson Institute for Cancer Research, Manchester, U.K., showed that the vaccine was safe and well tolerated. The successful results of a third study, carried out by researchers at Addenbrooke’s Hospital, Cambridge, U.K., were announced in March 2002 and also showed the vaccine to be safe and well tolerated.

Pre-clinical studies, carried out by Xenova in conjunction with scientists at the Leiden University Medical Center, The Netherlands, have demonstrated that a combination of TA-HPV and TA-CIN (see below) results in an immune response that is significantly stronger than that observed with either product alone. Using a ‘prime-boost’

regimen, the CD8+ T cell response, which is believed to be important in controlling HPV infection, is increased 5-10 fold. The results of this preclinical study were published in the June 1st 2001 issue of the journal ‘Vaccine’.

Based on the positive results of the TA-HPV and TA-CIN studies conducted to date, and on the preclinical combination study, an open label, physician-sponsored Phase IIa ‘prime-boost’ study, began in October 2001. The study was aimed at targeting the treatment of human papillomavirus associated ano-genital intraepithelial neoplasia (AGIN) and was carried out on 29 patients at three centers in the UK. The first results of this study were published on the April 14 2003, and indicated that a prime boost strategy, using a combination of Xenova’s TA-CIN and TA-HPV candidate therapeutic vaccines, is both safe and well tolerated and has demonstrated clear clinical responses, even in women with long-standing disease.

Of the 26 patients meeting the entry requirements of the study, 15 (58%) showed evidence of symptomatic improvement, one (4%) had a complete response (confirmed by histological examination and viral clearance) and in addition, five (19%) showed a partial response (defined as a lesion area reduction of 50% or greater), for an overall response rate in this study of 23%. Five patients (19%) were HPV16 negative at the end of the study. Assessment of clinical and immunological responses is ongoing and additional follow-up visits are planned to see whether patients with a partial response go on to complete response. The responses seen during the initial stages of the immunisation regimen were particularly encouraging, and indicated that further development is warranted.

Cervical cancer is the second most common cancer in women worldwide. Published data compiled by the World Health Organization in 1996, suggest that invasive cervical cancer accounted for approximately 16,000 deaths in 1990 in Europe, North America and Japan. The same report also suggests that approximately 41,000 new cases of invasive cervical cancer are diagnosed annually in Europe, the U.S. and Japan alone, and more than 450,000 new cases are diagnosed worldwide.

Current first-line therapy, which is usually radiation or surgery, or a combination of both, is often ineffective in preventing recurrence of disease. The prognosis for patients suffering from recurrence is very poor, even when aggressive chemotherapy is used.

TA-CIN: Immunotherapy of Cervical Dysplasia

TA-CIN is a subunit vaccine based on immunization with specific HPV proteins, designed to generate a strong cellular immune response against HPV-infected cells. The vaccine is being targeted at patients with cervical dysplasia (pre-invasive cervical disease), thus potentially preventing the onset of invasive cervical cancer. The initial product candidate for clinical trials is a genetically engineered fusion of three proteins from HPV 16 known to play a role in the progression of cervical disease. As part of the overall product strategy, the option of combining this with an HPV 18 specific product is being considered in order to address a wider patient population.

During 1999, preclinical tests conducted by the project team and collaborators at Leiden University, The Netherlands, validated the scientific approach of the vaccine by demonstrating clear therapeutic and prophylactic effects of TA-CIN in a mouse tumor model. The former Cantab organization carried out extensive preclinical development with TA-CIN and a Phase I trial was completed during 2000. The successful results of a further Phase I safety and immunogenicity study were announced in October 2001. In this placebo-controlled, dose-escalating study, the vaccine was found to be very well tolerated and no serious adverse events were reported during the study. The vaccine was also found to be immunogenic. TA-CIN specific antibody responses and positive T cell responses were seen in all of the cohorts receiving active vaccine. TA-CIN has now entered a Phase II clinical trial in a ‘prime-boost’ regimen in combination with TA-HPV, details of which may be found in the section on TA-HPV, above.

Cervical dysplasia, referred to as cervical intra-epithelial neoplasia (CIN), is a widespread condition that affects approximately one percent of women worldwide and two and a half percent of women under the age of 30. If left untreated, it has been reported that 25 to 35 percent of women with late stage CIN will develop cervical cancer. Consequently, many countries have introduced routine screening programs for its detection. The disease is associated with HPV infection, and certain virus types, notably types 16 and 18, are particularly associated with progression to malignancy.

Advanced CIN is usually treated by direct destruction of the affected tissue, which is effective but can have serious side effects, including infection and sterility, and is not generally recommended for early stage disease. Patients with less advanced disease are normally monitored regularly for progression, which is not ideal from the patient point-of-view and can also result in substantial healthcare costs. A vaccine approach to treatment has the potential to circumvent these drawbacks of current disease management.

DISC—GMCSF: Gene Therapy for solid tumors

DISC-GMCSF is an immunotherapy product that uses Xenova’s proprietary DISC (disabled infectious single cycle) technology to deliver the GMCSF gene to tumor cells and is being developed to enhance the immune response against these tumor cells. GMCSF is a cytokine and a potent stimulator of immune responses. DISC-GMCSF has broad potential for use across a wide range of solid tumor types.

DISC-GMCSF is designed as a treatment for a broad range of injectable solid tumors. In preclinical studies DISC-GMCSF was shown to be effective in models of breast and colorectal cancer. The product is capable of inducing regression when injected directly into model tumors in vivo, and this regression is mediated by the induction of an anti-tumor immune response. In June 2002, DISC-GMCSF successfully completed a Phase I dose-escalating safety study at three centers in the UK, in patients with metastatic melanoma. DISC-GMCSF was found to be well tolerated, with no serious adverse events reported. Following injection it was not possible to retrieve DISC-GMCSF from either the injection site or from the patients’ serum, showing that the DISC vector was localized and had not spread beyond the required therapeutic area.

XR11576 Series—Novel DNA targeting agents

XR11576 is one of a program of compounds being developed for the treatment of solid tumors. The compounds are believed to be novel DNA targeting agents that affect the DNA replication process through a mechanism of action, which involves the dual inhibition of topoisomerases I and II.

XR11576 can be administered orally. In preclinical studies XR11576 has been shown to be highly potent as a cytotoxic agent in both parental and MDR cell lines. In vivo, it has been shown to display good potency when compared to existing therapies and has good bioavailability. XR11576 entered Phase I clinical trials in February 2002. This open label trial is being carried out at centers in the UK and the Netherlands and comprises multiple ascending oral doses in patients with solid tumors. Patients are being monitored for safety, tolerability, pharmacokinetics and anti-tumor activity.

Two further DNA targeting agents, XR5944 and XR11612, are also under development. XR5944 has shown high potency as a cytotoxic agent in preclinical studies with a number of tumor cell lines. XR5944 is structurally distinct from XR11576.

XR11576, XR5944 and XR11612 are the subject of a license agreement with Millennium Pharmaceuticals Inc (“Millennium”), announced in December 2001, for their development and North American commercialization. Xenova retains responsibility for performing development activities associated with the program to the end of Phase II clinical trials. Millennium will provide funding for the program commencing in 2003, up to the agreed level of $20.0m (£12.4m). Xenova retains substantially all commercialisation rights for all products arising from the collaboration outside the United States, Canada and Mexico.

A U.K. priority patent application relating to the XR5942 second generation drug leads was filed in October 1996. XR5944 forms part of this family of drug leads. Patents granted pursuant to these applications, if any, would expire in 2017.

INFECTIOUS DISEASE PRODUCT DEVELOPMENT PROGRAMS

DISC-PRO (Herpes Simplex Prophylactic Vaccine)

DISC-PRO is a prophylactic vaccine designed to prevent genital and oro-labial herpes. No licensed product is yet available for prevention of herpes simplex disease, and we believe that DISC-PRO represents a significant market opportunity.

Phase I clinical trials have demonstrated that the product has a good safety profile in seronegative subjects (those with no previous exposure to the virus) and importantly, that it was able to induce HSV-specific cytotoxic or ‘killer’ T cell (CTL) responses in the majority of subjects from the two highest dose groups. This is significant as CTLs are believed to be crucial in controlling HSV infections and disease reactivation.

ADDICTION PRODUCT DEVELOPMENT PROGRAMS

TA-CD (Treatment for Cocaine Addiction)

TA-CD is a cocaine derivative conjugated to a carrier protein and formulated with an adjuvant. TA-CD represents a completely new approach to the treatment of cocaine addiction by way of immune intervention and it is intended for use alongside a behavioral therapy program in patients who are trying actively to overcome their cocaine addiction.

Cocaine abusers who make an attempt to quit, are at risk of relapse if they ‘slip’ and use cocaine. By vaccinating those who wish to quit, it is intended that if the patient ‘slips’ any cocaine taken will bind to antibodies in the blood stream creating a complex that is too large to cross the blood-brain barrier, thereby preventing stimulation of the reward centers. Vaccination with TA-CD thus reduces the euphoria associated with cocaine use, thus diminishing the reinforcing effects of cocaine and increasing the likelihood of a successful attempt to quit. Currently, there is no effective pharmacotherapy available for the approximately 900,000 individuals in the USA each year that seek medical help with respect to their cocaine addiction.

Following an extensive preclinical program, TA-CD moved into a Phase I clinical trial at a single residential rehabilitation center in the U.S. during 1998. The trial was completed in the first half of 1999 and the results were presented in June 1999 at the 61st Annual Scientific Meeting of the American College on Problems of Drug Dependence. The trial, designed to measure safety and immunogenicity of TA-CD, was a double blind, placebo-controlled dose escalation study.

Thirty-four subjects, all with a history of cocaine addiction, were enrolled in the trial. The trial protocol involved three injections of vaccine at four-weekly intervals. The trial showed that TA-CD has a positive safety and tolerability profile, with no serious vaccine-associated adverse events reported. Furthermore, all patients who received active vaccine mounted an antibody response that was dose related and persisted to at least day 84. The trial showed that this antibody is capable of recognizing free cocaine in the blood.

Results of a Phase IIa trial, designed to evaluate the safety and immunogenicity of TA-CD using a four-dose accelerated vaccination schedule, were announced in July 2001. TA-CD was shown to be well tolerated systemically and locally and was able to generate higher and earlier antibody titres than those seen in the Phase I trial, potentially benefiting the patient by establishing a more rapid therapeutic effect. Cocaine specific antibodies persisted throughout the 12 weeks of the study. No cocaine metabolites were detected in the urine of 5 out of the 8 evaluable patients involved in the study, indicating no further cocaine use. An attenuation of the usual euphoric effects of cocaine was reported amongst patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

In April 2002 patient dosing began in an open label Phase IIa dose escalation trial for TA-CD designed to evaluate the safety and immunogenicity of TA-CD using a 4 or 5 dose vaccination schedule. The results of this second Phase IIa dose escalation trial were reported on June17, 2003. This trial involved the enrollment of 13 subjects, all of whom were cocaine abusers seeking help with their addiction at the start of the trial. Patients were treated with up to five injections of the vaccine over a twelve week period using doses up to 360 µg each. Of the thirteen enrolled, twelve subjects completed the 12 month evaluation period to assess safety, immune response and cocaine usage. Once again, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of those 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine’s proposed mode of action. This study was funded in part by the National Institute on Drug Abuse (NIDA) who recognize cocaine abuse to be a major problem in the U.S. NIDA have also supported earlier clinical work as part of this program. We or our licensees may possibly need to conclude a license with a third party in order to exploit cocaine-conjugate vaccine commercially in the US.

The start of a Phase IIa cocaine administration trial TA-CD was announced on April 14 2003. The ten-patient open label trial is being conducted in the United States and is designed to evaluate the effect of TA-CD on behavioral changes associated with cocaine administration. Cocaine-dependent volunteers, specifically selected from those not seeking to quit, undergo psychological and physiological assessments whilst cocaine is administered under laboratory conditions. The effect of TA-CD is determined by comparing findings from before and after a four-dose immunisation course. This study is also being funded, in part, by NIDA.

Regular cocaine users number more than two million in the U.S. alone. Most cocaine addicts are treated by a specialist physician or psychiatrist in drug rehabilitation centers. However, due to a high relapse rate reported with current treatment, there is a clear need for an effective treatment to be used alongside a behavioral therapy program.

TA-NIC (Treatment for Nicotine Addiction)

The TA-NIC program is based on a similar scientific strategy as TA-CD and represents potentially the first product in a new therapeutic class for the treatment of nicotine dependence. It is aimed initially at smokers with a serious desire to give up smoking and who currently attempt to do so using either prescription or over-the-counter products.

Current market research shows that there are 50 million daily smokers in the U.S. alone, of whom more than 17 million attempt to give up smoking each year. About 10 percent of these smokers seek help from a physician, and each year more than $350 million is spent on prescription and over-the-counter drugs for smoking cessation. Current treatments are mainly forms of nicotine substitutes used as aids to manage the symptoms of withdrawal. None of these are totally effective and relapse rates are high.

TA-NIC is administered by a nurse or physician through a standard intramuscular injection. By design, TA-NIC should offer the immediate advantage of improved patient compliance and in turn, the potential for improved efficacy.

Preclinical work has demonstrated the principle of TA-NIC by showing that nicotine entry to the brain is reduced in an animal model system and antibody response is dose-dependent in the species tested. TA-NIC entered Phase I clinical trials in September 2001. The successful results of a Phase I trial for TA-NIC, reported in June 2002, showed the vaccine to be safe and well tolerated both systemically and locally in the 60 smokers and non-smokers who took part in the trial, and that the vaccine generated a specific anti-nicotine response. This was the first time such a vaccine has been tested in man. TA-NIC is expected to enter further Phase I dose escalation trials during 2003.

DISC VIRUS PLATFORM TECHNOLOGY

DISC Virus technology is designed for the safe delivery of the whole range of antigens encoded by a herpes virus pathogen to the immune system in a form that may stimulate a comprehensive range of immunological responses, including helper and cytotoxic T cell responses. This is achieved by creating an altered form of the virus, the DISC Virus that is virtually identical to the normal virus except for the deletion of a single gene from the virus genome that is essential for the reproduction of the virus. The virus is thus genetically inactivated and, therefore, may be administered in quantity without risk of causing disease, in the same way as a chemically inactivated virus-

based vaccine. Because it is structurally intact, however, the DISC Virus particle retains the ability to enter cells of the treated host, and once inside, to produce all the antigens normally made by the live virus, except for the one encoded by the missing gene. These antigens are then available to activate cytotoxic T cells, which are known to be very powerful agents for the elimination of virus-infected cells. By careful selection of the gene to be deleted, it is possible to create a virus that can complete a single cycle of reproduction in the host cell, leading to the assembly and release of non-infectious virus particles, which may boost further immune responses against the virus antigen.

DISC Viruses may thus combine the immunological advantages of conventional live virus vaccines with the safety normally associated with chemically inactivated or subunit vaccines. An additional feature of DISC viruses is their potential for generation of effective immune responses after direct administration to mucosal surfaces, which may be an important element of protection against pathogens that enter the body at those sites. Using the technology, we believe that it may be possible to provide effective immune responses for the prevention and treatment of certain infectious diseases.

We hold a portfolio of patent applications covering DISC Virus technology, its use in the prevention and treatment of infectious disease and specifically the first DISC-based product candidate, DISC HSV, for the treatment and prevention of genital herpes. U.S., British and Australian patents have been granted.

In February 2000, Cantab received notification of an interference process initiated by the U.S. Patent and Trademark office on two Cantab U.S. patents covering DISC virus vaccine technology. In late 2001 an interference settlement agreement was signed by the parties and in early 2002 Xenova received notification from the US Patent and Trademark Office Board of Patent Appeals and Interferences of the Board’s final decision in relation to the interference proceeding. The Board’s final decision terminates the interference proceedings and leaves Xenova’s patents in force.

Vaccines for Human Healthcare

The DISC Virus technology is potentially applicable to the development of a range of virus vaccines. We applied the technology initially to the development of prophylactic and therapeutic vaccines against HSV (see preceding section). Diseases caused by infection with other viruses of the human herpes family are particularly suitable disease targets, since their genetic organization is similar to that of HSV. Examples of such viruses include cytomegalovirus (CMV) and varicella zoster virus (VZV).

Vaccines for Animal Healthcare: The DISC Veterinary Program

DISC Virus technology has provided the opportunity to develop a range of novel preventative vaccines against important infectious diseases caused by herpes viruses in animals. Herpes viruses cause a number of serious animal diseases, which are of considerable economic importance, including infectious bovine rhinotracheitis in cattle, Aujesky’s disease in pigs and Marek’s disease in chickens.

We are collaborating exclusively with Pfizer Animal Health Care to exploit this opportunity. Pfizer Animal Health Care is funding this program and to date, research is ongoing to develop candidates for two animal species. In the early part of 2000, Pfizer Animal Health Care completed a vaccination and challenge study of the first candidate vaccine in the DISC veterinary program, DISC Bovine Herpes Virus (BHV). Results from the study involving 20 calves proved the vaccine safe and efficacious in preventing BHV-induced respiratory disease. This was an important result as it represented the first proof of principle data with the DISC virus vaccine technology applied in a target species and further underpins the broad use of the technology for the development of vaccines for human and veterinary healthcare.

A follow up study of a second vaccine candidate was completed during 2000 with similar results. As a consequence, the DISC BHV program moved forward in January 2001 to become a full development candidate within the Pfizer Animal Health Care pipeline.

DISC HSV as a Vector for Gene Delivery

There is considerable interest in the pharmaceutical industry in the concept of treating certain human diseases by the delivery of therapeutically useful genes to cells. This approach relies on the availability of suitable vector systems for gene delivery to cells and, while such systems do already exist, it is widely recognized that none is ideal.

Cantab and its collaborators have shown that DISC HSV can be used as a vector for efficient delivery of foreign DNA to a wide variety of different cell types. Furthermore, the DISC HSV vector has a number of features, which may offer significant advantages over alternative vector systems. These include the ability to target cell types for which other vectors have proved unsatisfactory and the capacity to carry and deliver large amounts of foreign DNA. These characteristics, coupled with the inability of DISC HSV to spread within the body and its excellent safety profile demonstrated in the extensive preclinical and clinical trials of DISC HSV as a vaccine, have led us to believe that DISC HSV has considerable potential for the development of a number of new product opportunities in the gene delivery area. Furthermore, we believe that the manufacturing, regulatory and clinical experience gained from the development of DISC HSV for treatment and prevention of genital herpes provides a platform for the efficient development of these new products. Our DISC-GMCSF program uses DISC HSV as a vector for cancer immunotherapy.

DISC Vector Applications in Oncology

Recent research has highlighted new opportunities for cancer therapy based on stimulating an immune response to tumor cells. It is now broadly accepted that tumor cells may possess distinct antigens, which can facilitate their recognition by the immune system. The tumor cells, however, may not present these antigens to the immune system in a way that triggers an effective anti-tumor response.

Results from several academic centers have shown that this lack of immune recognition can be overcome by introducing immunostimulator genes into the tumor cells. Tumor cells manipulated in this way have been used successfully as therapeutic vaccines to inhibit tumor growth in model systems. These studies have shown considerable promise and have in some cases progressed to human clinical trials.

In practice, this strategy requires an effective system for the delivery of immunostimulatory genes to the tumor cells. We believe that DISC HSV has considerable potential for this purpose. We base our belief on Cantab’s initial collaborative work with Dr. Malcolm Brenner, a specialist in gene therapy, corroborated by positive results achieved in further studies undertaken with collaborators at several leading cancer centers in the U.S. and the U.K.

On the basis that several different types of human immunostimulatory genes have been identified to date, and that a number have shown promise in model studies, we believe that the DISC HSV gene delivery technology can be used to create several different product candidates for cancer therapy. To this end, Cantab has generated several DISC HSV constructs and tested them preclinically in a number of tumors. Following this two year program of preclinical work, Cantab selected its first DISC Oncology product candidate for an initial Phase I clinical trial. This work focused both on boosting cytokine expression levels and on demonstrating anti-tumor activity in a number of tumor models.

In 1998, Cantab identified a lead DISC construct containing the cytokine, GM-CSF, a powerful, well-characterized immunostimulator that has been used previously in several other cancer gene therapy trials at other centers around the world. This product has now advanced into Phase I clinical trials (described on page 15). Successful demonstration of the safety and proof-of-principle for the DISC HSV vector, will establish the basis for moving the program forward in other tumors, and with other DISC HSV constructs.

OTHER PROGRAMS

PAI-1 Inhibitors—Thrombosis Program

Blood clots are caused by the clumping together of blood platelets, and the laying down of a fibrous mesh of fibrin, a protein in the blood. Drug treatments to prevent or treat the clots are based on attacking one or other or both of these conditions, depending on the particular medical condition.

The clearance of blood clots and the restoration of blood flow are accomplished in the normal human by what is known as the fibrinolytic system. The main physiological activator of this system is plasminogen activator, which in turn is regulated by plasminogen activator inhibitor (“PAI”), a protein that is released by platelets and the cells lining the blood vessels. PAI inhibits the activity of plasminogen activator, reducing the fibrinolytic and clot clearing activity of blood. The concentration of PAI is elevated in patients with several different thrombotic disorders and there is evidence to suggest that high levels of PAI contribute to these disorders by reducing clot clearing. Xenova has identified a microbial compound, XR334, which is a specific inhibitor of PAI and a series of compounds, the XR334 series, has been synthesized. Certain chemicals in this series have demonstrated a desirable profile of action in animal models of thrombosis, including the potential for oral administration.

We believe that our PAI inhibitors may be useful in the treatment or prevention of a number of thrombotic disorders, including deep vein thrombosis, unstable angina, coronary artery thrombosis and certain types of stroke. In February 1998 we announced the formation of a strategic research and development partnership with Lilly, the subject of which is the development of a new class of antithrombotic drugs suitable for chronic use. The research is focused on the development of small molecule inhibitors of PAI-1 that are designed to enhance the break-up of blood clots without the bleeding side-effects of other marketed antithrombotic drugs.

Three types of drugs are currently available for the treatment of thrombotic conditions: anti-coagulants and anti-platelet agents (both of which act to control or prevent blood clots) and thrombolytics (which act to dissolve blood clots). Each type of drug has one or more significant disadvantages. Anti-coagulants, such as heparin and warfarin, must be closely monitored in order to prevent severe adverse side effects, such as excessive bleeding. In addition, among such anti-coagulant drugs, only warfarin can be orally administered. Anti-platelet agents, such as aspirin and ticlopidine, that prevent platelet clumping are useful for long term treatment, but control only the platelet component of the clotting mechanism and so are not fully effective. Thrombolytics, such as synthetically produced plasminogen activator and streptokinase, which cause the fibrin framework of clots to be enzymatically dissolved, are available only for injection and, because of their adverse side effects, are used for the acute treatment only of heart attacks, pulmonary embolisms and strokes.

We believe that the advantage of the Xenova/Lilly approach is that it may be more effective in increasing the rate of clot clearing (and slow down or prevent the deposition of new clot material), whilst at the same time not causing the excessive bleeding that limits current treatments. As a result, it is anticipated that less clinical supervision and fewer associated monitoring tests would be required, making treatment more convenient and reducing associated costs.

Furthermore, few drugs for the treatment of thrombotic disorders can be administered orally. In vivo studies demonstrated that compounds from our XR334 series are capable of oral absorption, which would give access to an important section of the market, since oral treatments are more suitable for long-term treatment and preventative use. We were the first to publish results on a small molecule PAI inhibitor and believe we have the only published patent applications in this area. We have filed four families of patent applications covering the XR334 thrombosis series of chemicals and their use as PAI inhibitors. We are seeking coverage either in all significant pharmaceutical markets worldwide, or in selected major world markets for anti-thrombotic drugs, depending on the family. Patents granted pursuant to these applications, if any, would expire between 2013 and 2015. We intend to continue to make patent applications in respect of other related series of chemicals in this area.

PAI-1—Cancer

We are also capitalizing on our PAI-1 inhibitor technology for application in the discovery of new anti-cancer drugs.

Invasion or infiltration of surrounding normal tissues and distant organs (“metastasis”) is a feature of many tumors and frequently results in a poor prognosis for the patient. In a number of tumor types susceptible to metastasis, including cancers of the breast, colon, lung, stomach and brain, a strong correlation is observed between elevated PAI levels and reduced patient survival time. As PAI is an independent predictor of a poor prognosis, it appears that PAI may have a role in promoting invasion and metastasis. Inhibition of PAI activity may, therefore, be beneficial in the treatment of patients with a variety of metastatic cancers.

We are collaborating with the Institute for Cancer Research in developing an active novel inhibitor of PAI, which is targeted at the treatment and prevention of metastatic cancer. The collaboration will enable us to test the efficacy of PAI inhibitors with the aim of establishing proof of principle for this approach. Thereafter, we intend to develop selected drug leads specifically for this clinical indication.

A U.S. priority patent application relating to use of small molecule PAI-1 inhibitors in cancer was filed in 1997.

Lilly has an option to acquire exclusive rights to develop and commercialize PAI-1 inhibitors in the cancer field, which, if exercised, would realise upfront and milestone payments of up to $16.5m, with additional royalties payable on commercialized products.

OX40/OX40L

Inflammation is part of the body’s normal response to the presence of infection or other unwanted foreign material. In certain circumstances this process can cause damage to the body’s own tissues. In many cases this pathology is orchestrated by activated T cells. Consequently drugs that are capable of inhibiting the action of these activated T cells have potential as therapeutics for control of inflammatory disease.

OX40 is a receptor molecule found on the surface of activated T cells at the site of inflammation. We believe that OX40 therefore offers an important potential target for development of a selective inhibitor of inflammation. Xenova, through collaboration and license agreements with Stanford University, and the Providence Medical Center, Portland, has intellectual property covering therapeutic use of the OX40 and OX40 Ligand proteins and their related antibodies.

We have produced by recombinant DNA technology a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand and hence inhibit T cell activation. This product candidate has been shown effective in a preclinical model of autoimmune disease, and has moved into preclinical development. Inflammatory bowel disease has been selected as the first clinical target, and work is underway to develop a process and produce material for clinical trials.

Development of a monoclonal antibody against OX40 presents an alternative approach to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease. This strategy is being pursued by Celltech Group under a license agreement with Xenova, which began in September 1999.

A development and license agreement worth up to $63m (£43.2m) was signed in April 2002 with Genentech Inc (“Genentech”) for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova’s OX40 receptor protein and anti-OX40 Ligand antibody programs. Under this agreement, Xenova retains all rights to the up-regulation of the immune system using the OX40:OX40L interaction, including for use in oncology and infectious disease therapy.

We believe that OX40L has broad potential application for stimulating beneficial immune responses for therapy of cancer and infectious disease. We have produced by recombinant DNA technology a soluble form of the OX40L molecule and have demonstrated that this product candidate has anti-tumor activity in preclinical models.

Multi-Drug Resistance Protein (MRP)

MRP acts as a pump, which, like P-gp, expels small molecules (such as cytotoxins) out of cells and thus can help protect tumor cells from certain chemotherapeutic agents. We have developed the assays needed to carry out a medicinal chemistry project to find a drug candidate that inhibits MRP. We are currently conducting a lead optimization project for the MRP program. We are also exploring the potential application of MRP inhibitors in the prevention of inflammation in asthma patients and evaluating leads from our MRP cancer program in the search for new classes of anti-asthmatic drug candidates.

MEN-B

Xenova is currently conducting research targeting the development of a vaccine for the prevention of meningitis caused by meningococcal group B infections. The aim is to construct a live attenuated vaccine, which should give good protection against all group B strains, and which can be developed as a paediatric vaccine for universal vaccination. The program entered preclinical development in late 2002.

HIF-1 Alpha

Hypoxia inducible factor (HIF) 1 alpha is a complex molecular structure that plays a role in gene expression, promoting cell survival. Xenova is currently conducting research targeting the development of small molecule inhibitors of HIF-1 alpha, which may have anti-cancer and anti-angiogenic activity.

OTHER TECHNOLOGIES

VP22 Delivery Technology

VP22 Technology offers the potential for enhanced intracellular delivery of a wide range of biological and chemical agents. We believe the technology has particular promise for improving the efficiency of gene delivery when used in conjunction with a range of different vector technologies, and for improving intracellular uptake of oligonucleotide-based therapeutics.

VP22 Technology is being developed by Phogen, 50:50 joint venture established with Marie Curie Cancer Care (MCCC) in 1997. MCCC is the UK charity in whose laboratories the properties of VP22 were first discovered. The technology is covered by broad patent applications the rights to which are exclusively owned by Phogen. On the basis of proof of principle studies conducted so far, Phogen scientists and their collaborators have successfully demonstrated the potential of VP22 to enhance the efficiency of gene delivery both in vitro and in animal models. In addition Phogen has developed a novel delivery technology for oligonucleotide delivery based on the use of purified VP22 protein. Complexes formed between VP22 and oligonucleotides (Vectosomes) are efficiently taken up by cells and release of the cargo can be induced by light activation. This highlights the potential of the technology in situations where targeted delivery may be appropriate. A paper relating to the light-activated properties of VP22 was published in the May 2001 issue of the Journal of Biological Chemistry.

This was followed in March 2003, with the publication of a paper demonstrating the use of VP22 technology for the efficient delivery and controlled release of peptide-based drugs in vivo. Phogen scientists at the Marie Curie Research Institute reported the new findings that Vectosomes incorporating a cell-killing peptide, BH3, facilitated intracellular delivery, regulated release and apoptosis. Light activation was used to induce particle disruption and release of the VP22-BH3 fusion protein, so allowing the biologically active component to function and kill the selected cells. These in vitro observations were extended to a tumor model in which tumor cells loaded with VP22-BH3 Vectosomes were injected subcutaneously. The incipient tumors were then illuminated, resulting in significant retardation of tumor growth and improved survival. The data, which were published in Molecular

Therapy 2003 Feb: 7: 262-70 show significant inhibition of tumor growth and improved survival following treatment with VP22-BH3 Vectosomes. This represents an important advance in the development of Vectosome technology, extending the previously reported delivery of nucleic acid cargoes and, importantly, demonstrating that the valuable properties observed in vitro can be extended to the in vivo therapeutic situation.

A license agreement with Invitrogen to market specific research reagents based on VP22 continued throughout 2002. In August 2001 Phogen announced the formation of a licensing collaboration with Genencor International (“Genencor”), potentially worth up to $21m, for the application of Phogen’s VP22 technology to the development of a limited number of therapeutic vaccines for certain infectious viral diseases including hepatitis B, hepatitis C and human papillomavirus. As part of this collaboration, Genencor funded a research program at the Phogen Research Laboratories at MCRI. Phogen successfully completed the work program during 2002. Genencor has also licensed an opt-in provision, which potentially provides Genencor with expanded access to the technology for application to additional therapeutic vaccine products in the field of infectious viral diseases and cancer.

In October 2001 Phogen announced the formation of a funded research collaboration with Cell Genesys, Inc (“Cell Genesys”) in the field of gene therapy, relating to the development of products for cancer and cardiovascular disease. Financial terms were not disclosed. In January 2003, Phogen announced a new collaboration with PowderJect Pharmaceuticals Plc (London: PJP) in Madison, USA, to explore a new application of VP22 technology in the field of DNA vaccination. The terms of the evaluation were not disclosed.

Drug Discovery

The process of drug discovery requires the screening of chemicals against disease targets to identify drug leads, which are then optimized to produce drug candidates. Our target technologies allow us to model disease targets and to identify and evaluate drug leads. Our chemical diversity technologies provide us with the raw material for screening. Using information obtained from high-throughput screening we subsequently optimize and prepare for development any identified drug leads using chemical design technologies.

In connection with the sale of our MetaXen and Xenova Discovery businesses in 1999, we discontinued our technology development activities relating to the provision of services to third parties, which involved chemical diversity, high-throughput screening, infomatics and target technologies. We have, however, retained access to expertise in these areas pursuant to an access agreement with TerraGen, the purchasers of the Xenova Discovery business. This access agreement has remained in place following the sale of TerraGen to Cubist Pharmaceuticals Inc in September 2000.

Strategic Partnerships and Commercial Collaborations

Introduction

In commercializing our products we consider the optimal time for partnering on a project-by-project basis, following an assessment of the scientific and commercial risks and returns for each individual project and taking into account the cash flow and general funding position of Xenova. We will generally seek to finance the development of new drugs up to the completion of Phase II trials, at which point a licensing partner would be sought to complete the development and marketing of the product. However, in certain circumstances we may consider licensing a product at an earlier stage when an attractive commercial arrangement can be negotiated. We also seek to retain rights to significant geographic territories in order to maximize the value of each product through further out-licensing. We will, however, consider developing certain products through to the market on our own in order to retain full value of a particular product program. This would most likely be undertaken in the case of a product that is targeted at a very specific and well-defined patient population or in indications where the extent of clinical trials would enable us to demonstrate product efficacy and win regulatory approval without the extent of financial support required from a pharmaceutical collaborator. We also intend to continue to strengthen our proprietary pipeline through active in licensing and academic collaborations to source novel targets and early stage leads. We believe that our collaborations will enable us to gain access to technologies, expertise, markets and resources not otherwise readily available to us at an acceptable cost.

Pfizer

In September 1995, Cantab formed a development alliance with Pfizer Inc, a world leader in veterinary healthcare, for animal health applications of Cantab’s DISC Virus technology. The program, being run by Pfizer Animal Health Company, is progressing with the first product candidate.

Under the agreement, we can earn potential license fees of up to £6 million, milestone payments and contract development revenues. In addition, we will be entitled to receive royalties on potential future product sales. Cantab received a total of £2.5 million in up-front payments from Pfizer in 1995, comprising initial license fees and an equity investment of £2,000,000.

Glaxo Wellcome

In March 1997, Cantab completed a commercial collaboration with Glaxo Wellcome plc to develop and market TA HSV, Cantab’s novel vaccine for the treatment and prevention of genital herpes. Under terms of the agreement, Cantab received £11 million in up front payments, comprising a £5 million license fee and a £6 million equity investment. It was announced in October 2001 that a Phase II trial of TA-HSV had not met its clinical endpoints. The development agreement between Xenova and GlaxoSmithKline relating to the original Cantab collaboration was terminated in January 2002.

Lilly

In February 1998, we announced the formation of a drug development partnership with Lilly to develop a new class of antithrombotic drugs suitable for chronic use based upon our PAI-1 inhibition program. We also granted Lilly an option to acquire exclusive rights to develop and commercialize PAI-1 inhibitors in the cancer field. If the option for the cancer field is exercised, we will receive an upfront payment and potential milestone payments over the drug development process which would amount in aggregate to $16.5 million, together with additional royalties on commercialized products. If Lilly decides not to take up this option, it also has a right of first negotiation on the commercialization of PAI cancer products. If the option is not taken up and we decide to commercialize PAI cancer products with an alternative partner, Lilly has agreed, for a royalty, to grant us a license to any of its own PAI developments which we may require.

ImmuLogic Pharmaceutical Corp.

In February 1999, Cantab acquired two development stage vaccine programs from ImmuLogic Pharmaceutical Corporation. The two vaccines target the treatment of cocaine and nicotine addiction and are in Phase IIa and Phase I clinical trials respectively. In January 2003, we reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust (“ImmuLogic”) under which Xenova has bought out the remaining ImmuLogic rights to up to £11.0m of future milestone payments, and to all royalty payments potentially due to ImmuLogic, relating to two of Xenova’s development stage vaccine programs, TA-CD and TA-NIC, for £0.6m ($1.0m).

Celltech

In October 1999, Cantab completed an agreement granting an exclusive license to Celltech, for the development of therapeutic antibodies targeted at the OX40 receptor on activated lymphocytes for the treatment of chronic inflammatory and autoimmune disorders. In return for an exclusive license, Celltech paid a fee upon signing the agreement and will pay additional fees, milestone payments and royalties upon product sales, subject to the successful clinical development and regulatory approval of the OX40 antibody program.

QLT

In August 2001 we entered into an exclusive license agreement with QLT for the development and for marketing in the United States, Canada and Mexico of our multi-drug resistance (MDR) modulator, tariquidar, formerly known as XR9576, for the treatment of MDR in cancer.

Under the terms of the agreement QLT has assumed responsibility for the further development of tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of tariquidar within those territories covered by the agreement. QLT made an initial upfront license payment of $10m to Xenova and will provide up to $45m in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. Milestones of up to $50m and royalties in the range of 15 to 22 per cent depending on the level of North American sales are also receivable by Xenova. Following the recommendation of the DSMC (see Item 4 – Information on the Company – B. Business Overview) these Phase III trials have been terminated.

Xenova retains substantially all rights to tariquidar outside the United States, Canada and Mexico, including European and rest of world marketing rights.

Millennium Pharmaceuticals.

In December 2001 we entered into a license agreement for the development and North American commercialization of our novel compounds, which have a unique mechanism of action including dual inhibition of topoisomerases I and II, for the treatment of solid tumors in cancer. The program includes three molecules: XR11576, XR5944 and XR11612. XR11576 is an oral agent that has entered Phase I clinical development. The two additional compounds are in preclinical development.

Under the terms of the agreement, Millennium has acquired development and exclusive marketing rights to the oncology program in North America in exchange for an upfront payment of $11.5m, as well as future milestone payments and royalties following the achievement of specific development and sales goals. Xenova retains substantially all commercialization rights for all products arising from this collaboration outside the United States, Canada and Mexico, including marketing in Europe and the rest of the world. We retain responsibility for performing development activities associated with the program, which will be funded by Millennium commencing in 2003, to the end of Phase II clinical trials. Thereafter, Millennium will assume responsibility for subsequent development activities in North America and Xenova will retain development responsibility for the rest of the world. Additionally, Millennium has the right to market in North America any improvements or additional products based on the same technology, in which case we will receive further milestones and royalties on the sales of such products.

Genentech.

In April 2002 we entered into an exclusive development and license agreement with Genentech, which provides Genentech with worldwide rights to develop and market products primarily targeting disorders of the immune system based on our OX40 receptor protein and anti-OX40 Ligand antibody programs. Under the terms of the agreement Genentech will pay Xenova license fees of up to $5m over the first year of the collaboration. In addition, Genentech will pay Xenova up to $58m in milestones assuming successful development and commercialization of a product. Significant tiered royalties, depending on the level of sales, are also receivable by Xenova.

Genentech has also acquired an option, but not an obligation, to develop a second product. Should a second product be developed and commercialized, further milestone payments and royalties would apply.

We have transferred to Genentech responsibility for the further development of the relevant programs, including preclinical and clinical trials, all regulatory filings and the manufacture and sale of any products arising from the agreement worldwide. Genentech will fund all future development activities within the scope of the agreement.

We retain for our proprietary development and commercialization in oncology and other applications all rights to OX40 Ligand and stimulatory anti-OX40 antibodies.

Pharmexa

On June 5, 2003 Xenova announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. The HER-2 protein is commonly found in association with several cancers, such as breast cancer. Pharmexa has developed the AutoVacTM Protein technology to raise a highly specific controllable antibody based immune response against this and other self-proteins. Pre-clinical studies indicate that AutoVac™ vaccination against the HER-2 protein may be an effective therapy against breast cancer.

Xenova has already supplied Pharmexa with clinical trial material under a previous agreement. Under this new agreement, additional supplies of the vaccine will be manufactured by Xenova for Pharmexa’s Phase II clinical trials scheduled to begin in 2004.

Collaborations Relating to Discontinued Businesses

Warner-Lambert.

In October 1996, we entered into an agreement with Warner-Lambert (now Pfizer), under the terms of which Warner-Lambert agreed to support the initial development of a 10,000 compound chemical library (QTC). Pursuant to the terms of this agreement Warner-Lambert subscribed for 268,457 Ordinary Shares in March 1997 and, certain targets having been met (including further funding having been sourced from other partners), Warner-Lambert invested a further £1.0 million, through a subscription for 478,584 new Ordinary Shares, in March 1998. The collaboration agreement lasts for a period of one year after completion of the compilation of the QTC library and for any further period until delivery has been made of all the chemical structures to which Warner-Lambert is entitled. We retain certain marketing rights, including exclusive rights in Europe for cancer drug candidates discovered in the collaboration.

Zeneca Ltd.

In March 1997, we entered into an agreement with Zeneca Ltd. (now Astra Zeneca) to collaborate in the discovery of novel pharmaceuticals from Xenova’s natural compound libraries, including its QTC library, and Zeneca became a founder partner for the QTC program. Payments from Zeneca were due in connection with an agreed development plan. Zeneca is licensed to screen, evaluate, research and develop those compounds which we may make available to it from the QTC library and provision is made for inter-company royalties and license fees to be payable between us and Zeneca on products sold by either party (including, for example, royalty payments to us of between 2% and 4% of net sales by Zeneca) which were derived from the collaboration. Our collaboration with Zeneca lasted for three years from the date on which the agreement became effective.

Scientific and Academic Collaborations

Auckland Cancer Research Laboratory

We have been collaborating with the Auckland Cancer Research Laboratory, since November 1994. The Auckland team is led by Professor Bruce Baguley (Biology) and Professor William Denny (Chemistry), both of whom have achieved worldwide recognition for their work in the field of cancer research in general, and topoisomerases in particular.

The collaboration was for an initial period of two years and has been renewed by mutual consent. The goals of the program of research are to broaden our understanding of the mechanism of action of our novel DNA targeting agents and to synthesize further analogs, which may lead to the discovery of new potential therapeutic agents. Under the agreement, we own all intellectual and commercial rights in developed products. Royalties will be payable to CRCT on any products developed as part of the collaboration. More recently, this collaboration has concentrated on XR11576, XR11612 and XR5944.

Department of Haematology, University College, London

We have been collaborating with The Haemostasis Research Unit, Haematology Department, University College, London since 1992. This Group has an established reputation in the general field of haemostasis with particular emphasis on the laboratory diagnosis of clinical abnormalities underlying disease conditions.

Access to these pre-existing laboratory techniques has allowed us to evaluate rapidly the selectivity and specificity of drug leads using a wide variety of techniques. In addition, this Group provides access to blood samples from patients receiving anti-coagulant therapy, for the evaluation of drug leads.

The collaboration has resulted in a number of joint publications in peer-reviewed journals and presentations to learned societies. In May 1996, a paper detailing our XR334 series of PAI inhibitors was published in Thrombosis and Haemostasis, and in April 1997, a paper was published in Fibrinolysis and Proteolysis.

Brunel University

In February 2000 we announced the formation of a two-year collaborative research agreement for the discovery and development of novel classes of telomerase inhibitors with Brunel University, Uxbridge, U.K. We worked with Brunel throughout 2001 to develop novel assays, which target telomerase and telomerase-associated proteins, and to evaluate active small molecule compounds and drug leads with the goal of developing new drug candidates for clinical evaluation.

Phogen

In February 1997, Cantab formed a new company, Phogen, together with the MCCC. The joint venture company was created to exploit a discovery made by scientists at the Marie Curie Research Institute—the capabilities of VP22 protein to deliver potentially therapeutic molecules to the nuclei of a field of local cells.

We acquired Cantab’s rights and obligations with respect to Phogen upon completion of our merger with Cantab in April 2001.

Other Academic Collaborations

We have entered into collaboration and consulting agreements with many academic centers in the U.K., Europe and the U.S. and scientists at these academic centers with respect to the following programs:

Program	Research Center
HPV related	Leiden University—The Netherlands; Addenbrooke’s Hospital—Cambridge, England; Paterson Institute—Manchester, England; The Beatson Institute for Cancer Research—Glasgow, Scotland; Cambridge University—Cambridge, England; Cancer Research Campaign—Manchester, England; European Organization for Research and Treatment in Cancer—Amsterdam, The Netherlands; The Fred Hutchinson Center for Cancer Research—Seattle, U.S.; Ludwig Institute—London, England; National Cancer Institute—Bethesda, U.S.; University of Wales College of Medicine—Cardiff, Wales; Glasgow Royal Infirmary—Glasgow, Scotland.

DISC Virus Technology	Cambridge University—Cambridge, England; Children’s Hospital— Cincinnati, U.S.; Imperial Cancer Research Fund—London, England; Oxford University—Oxford, England; National Cancer Institute—Bethesda, U.S.; Baylor University Hospital—Houston, U.S.; University of Sheffield—Sheffield, England; Earle A.

Chiles Research Institute—Portland, Oregon, U.S.; Nottingham Trent University—Nottingham, England; Memorial Sloan Kettering Cancer Center—New York, U.S.; King’s College—London, England; Babraham Institute—Cambridge, England; Brain Repair Center – Cambridge, England.

Other technologies	St Bartholomew’s Hospital – London, England; Earle A Chiles Research Institute – Portland, U.S.; University of Cambridge – Cambridge, England; King’s College – London, England; Queen’s Medical Center – Nottingham, England; Institute for Child Health – London, England; Nottingham Trent University— Nottingham, England; Southampton University, Southampton, England; Marie Curie Research Institute—Surrey, England; Yale – New Haven, U.S.

We have in addition a number of other collaborations, including those with the University of Southampton (MRP expression in asthma); the University of Cambridge (PAI-1 mechanism and crystallography studies to elucidate the binding of small molecule inhibitors to PAI-1); the University of Surrey (DNA Targeting), the University of Newcastle (DNA targeting); the University of Reading (crystallography studies); The University of East Anglia (MRP) and the University of Portsmouth (tumor profiling).

There can be no assurance that any of these collaborations will lead to patentable products or that we will be able to negotiate successfully license or assignment agreements with respect to patented technology over which we may hold options.

Patents, Trade Secrets and Licenses

Protection of our potential products, processes and other technology and know-how is critical to our business. Our policy is to file and prosecute patent applications to protect our own and, where appropriate, our collaborators’ proprietary inventions and technology.

We have either in our ownership or licensed to us a total of over forty live families of patent applications and/or granted patents. Each of these families comprises either (i) a pending U.K. priority patent application, (ii) a pending international PCT patent application, or (iii) a pending European patent application and/or from 1 to 28 national patent applications in a range of countries worldwide. Some of the families include granted patents. The patent families include over 25 issued US patents. The subject matters include: (i) novel chemical entities for use as pharmaceuticals, (ii) viral vaccines (iii) subunit vaccines (iv) viral vector technologies and (iv) biologicals related to immune system components.

We have been granted exclusive and non-exclusive licenses to certain technologies subject to patents and patent applications. Under our agreements with the technology transfer company of Cambridge University and arrangements with other institutions, we generally are entitled to certain licensing or assignment rights to patents subject to certain conditions and the negotiation of terms. There can be no assurance in any case that:

•	we will be able to satisfy the contractual conditions entitling us to negotiate license terms;

•	we will successfully negotiate the license terms; or

•	we will be able to obtain patents or additional exclusive patent licenses or assignments.

Our general strategy with respect to patent applications is to file a priority patent application in the U.K., which forms the basis for subsequent patent applications in respect of the same invention in appropriate countries utilizing the PCT mechanism. This allows us, among other things, to use a single form of application for a number of the countries and territories, including the U.S. and many European countries, in which we desire patent protection. When appropriate, we may file patent applications in the U.S. in addition to, or instead of, the U.K.

There can be no assurance that we will develop products, which are patentable or that the patent applications made by or licensed to us will provide the right to exclude competitors with similar technology. Although we actively prosecute our patent applications, there can be no assurance that patents will issue. Because at least some patent applications in the U.S. are confidential until patents issue, and otherwise in the U.S. and in certain other countries publication only takes place approximately 18 months after filing, we cannot be certain that we were the first to make inventions covered by each of our pending patent applications or that we were first to file applications for such inventions. In the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of any invention. In European countries, patents and patent applications can be the subject of third-party observations on patentability, opposition and proceedings for revocation. Similar opposition and revocation procedures exist in other jurisdictions in which we may seek patent rights.

We are evaluating certain patents that have been issued to or may be issued under patent applications filed by other companies covering technologies relating to TA-HPV. If these patents are valid, we believe we may need to obtain licenses to certain of these third-party patents and patent applications in order to commercialize TA-HPV and we are reviewing the availability of these licenses. In addition, we are reviewing the desirability of making certain improvements to other products and the possible need for patent licenses from third parties covering these. There can be no assurance that we will be able to obtain these licenses on commercially acceptable terms, if at all.

An interference proceeding that was pending in the US Patent and Trademark Office from early 2000 affecting two U.S. patents we acquired from Cantab, in respect of Cantab’s DISC virus vaccine technology, has now terminated with maintenance of our patents in force. While there are thus no proceedings pending regarding these U.S. patents, and we believe them to be valid, they remain like all patents subject to possible future or further challenge and there can be no general assurance that we will be able to retain them in their issued scope or at all.

European Patent Opposition Proceedings: A decision in favor of Cantab, relating to patents acquired from ImmuLogic, is currently being appealed.

Except as described above, there are no instituted proceedings against us and no third party company has to date threatened any such proceedings. However, there can be no assurance that the potential products covered by our patent applications or future patents or any other potential products we may develop or that are subject to licenses granted to us, are not or will not be covered by valid third-party rights. If this is the case, continued development or marketing of any products covered by those patents or rights could possibly constitute infringement of those rights. We could either seek to obtain a license of those rights or attempt to have the rights revoked. Any infringement proceedings may result in claims for damages and an order preventing us from clinically testing or manufacturing and marketing the affected products or processes. If an infringement action were to be avoided or if any infringement action were successful, in addition to a potential liability for damages for past acts, we would either have to cease the infringing use or be obliged to seek a license in order to continue use. In each case, there can be no assurance that required licenses would be available to us on terms acceptable to us, if at all. Further, we may not be able to develop or obtain alternative technology. Failure to obtain a license to any technology that we may require to commercialize our potential products may have a material adverse effect on us.

We have not to date threatened or instituted proceedings against any other party for infringement of our potential patents or other technology rights. If proceedings were initiated, the prosecution of the proceedings could involve substantial costs and the outcome of the proceedings could not be anticipated. In defending any action for infringement of a patent, a third party would be likely to allege that our patent was invalid and should be revoked.

In addition to patentable technology, we also rely upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain our competitive position, including the trade secrets and proprietary know-how of our collaborators. No assurance can be given that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to or disclose our proprietary technology. No assurance can be given that we can meaningfully protect our rights to our unpatented proprietary technology, secrets and know-how.

It is our policy generally to require employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment, consulting or other relationships with us. These agreements provide that all confidential information developed or made known to the individual should not be disclosed to third parties except in specific limited circumstances. We also require signed confidentiality or material transfer agreements from any person who is to receive confidential data or proprietary material from us. In the case of consultants, the agreements generally provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as our exclusive property. Similar provisions are contained in our employment contracts, though the provisions of most national laws provide that intellectual property rights created during the course of employment belong to the employer, subject to certain exceptions, and, in some cases, to compensation for the inventor employee. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies for our intellectual property rights, trade secrets or other confidential information in the event of unauthorized use or disclosure.

Regulatory Strategy And Government Legislation

Like other pharmaceutical companies, we are subject to strict controls on the manufacture, labeling, supply and marketing of products. Further controls exist over the clinical trials of potential pharmaceutical products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country.

The submission of an application to a regulatory authority does not guarantee that an approval to market the product will be granted by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by another authority.

The U.S., the U.K. and countries in continental Europe have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process for pharmaceutical products. The time taken to obtain such approval in particular countries varies, but generally takes from six months to several years from the date of application, depending upon the degree of control exercised by the regulatory authority, the efficiency of its review procedures and the nature of the proposed product. The trend in recent years has been towards greater regulation and higher standards. Nevertheless, in the U.S., the Food and Drug Administration (“FDA”) has announced proposals for an accelerated approval process for “breakthrough” drugs for patients with life-threatening or serious illnesses.

In the U.S., the primary regulatory authority is the FDA, which is within the responsibility of the Department of Health and Human Services. The FDA investigates and approves market applications for new pharmaceutical products and is responsible for regulating the labeling, marketing and monitoring of those products, whether marketed or under investigation.

In the U.K., the regulatory authority is the Medicines and Healthcare products Regulatory Agency (“MHRA”), which is part of the Department of Health. Under the Medicines Act 1968, the manufacture, wholesaling, import and marketing of medicines are controlled through a comprehensive licensing system operated by the MHRA.

In Europe, the European Agency for the Evaluation of Medicinal Products (the “Agency”) was inaugurated on January 26, 1995. Based in London, the Agency assists in the operation of two procedures for attaining marketing authorizations in the European Community (“E.C.”), a centralized community procedure and a decentralized procedure, the latter being based on the principle of mutual recognition.

In addition, our activities are subject to E.C. and U.K. competition law, including Article 81(1) of the EC Treaty, which prohibits agreements, which restrict competition within the E.C. and may affect trade between member states. Provisions of agreements restricting competition within the meaning of Article 81(1) are void and unenforceable. Parties entering into agreements restrictive of competition under Article 81(1) are subject to substantial fines by the European Commission and to third-party claims for damages and/or injunctive relief. Agreements satisfying certain precise criteria may be exempted automatically without notification from the application of Article 81(1) by virtue of “group” or “block” exemptions. Agreements not covered by a block exemption may be notified individually to the European Commission for negative clearance or an exemption.

Competition

Competition in the pharmaceutical industry is intense. We compete not only with established pharmaceutical companies, but also with biopharmaceutical companies acting independently or in collaboration with established pharmaceutical companies. In addition, public and private academic and research institutions and certain governmental agencies also compete with us in the research and development of therapeutic products and in recruiting qualified scientific personnel. Many of our competitors have substantially greater financial, technical and management resources and experience.

Our drug discovery programs address a number of markets where competition will in part be determined by the therapeutic applications for which our products are developed and approved. Other companies are working on some of the molecular or cellular targets, which we have selected. Further, many pharmaceutical companies are presently attempting to develop therapeutic products which may compete with the products we are developing. Although we believe our approach will enable us to discover new chemical compounds for which we should be able to obtain composition of matter patents, we cannot be sure that competitors will not discover alternative products outside the scope of any of our future patents.

Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price and patent position. For some products, the timing of introduction will be an important competitive factor. Our ability to discover, develop and commercialize products in a timely fashion will be an important competitive factor.

Scientific Advisory Boards and Academic Affiliations

The SAB is an independent body comprising a multidisciplinary group of leading scientists. Its role is to assist the Group with the assessment of its existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The SAB is proactive in the utilisation of its large academic and industrial network to add value to the Group’s projects.

Xenova currently retains two Scientific Advisory Panels with a focus on Cancer and Autoimmune and Infectious disease respectively. The Scientific Advisory Panels meet approximately twice yearly to review the project portfolio. Reports on these and other periodic meetings are submitted to the Group’s Chief Executive by the Chairman of the panels (currently Professor Stan Kaye and Professor John Savill).

The members of the Xenova Oncology Panel are set forth below.

Chairman—Professor Stan Kaye, Professor of Medical Oncology, The Royal Marsden Hospital, Sutton, U.K. Professor Kaye is the author of over 300 articles and several books, with a special emphasis on the treatment of cancer of the breast, urological and gynecological cancer and the use of new drugs in Phase I and Phase II trials.

Professor Paul Workman, Director of the Cancer Research Campaign Center for Cancer Therapeutics Institute of Cancer Research, London, is also Chairman of the Cancer Therapeutics Section of the Institute of Cancer Research and is Harrap Professor of Pharmacology and Therapeutics at the University of London. In addition, Professor Workman holds chairs at the Universities of Manchester and Leeds and has previous experience as a member of the senior management team for oncology at Zeneca Pharmaceuticals. He is the author of over 200 research papers and reviews, with a special emphasis on hypoxia in solid tumors and molecular targets involved in signal transduction, cell cycle and apoptosis.

Professor Herbie Newell, Director of Cancer Therapeutics at the Cancer Research Unit, the University of Newcastle upon Tyne. Professor Newell serves on a number of prestigious committees, including the Cancer Research Campaign’s New Targets Group.

Professor Mike Waterfield, FRS, Director of Research at the Ludwig Institute for Cancer Research at University College, London, and Head of the Department of Biochemistry and Molecular Biology at University College, London has a special interest in the structure and function of growth factors, their receptors and signal transduction mechanisms in normal development and their subversion in cancer. He is the author of over 200 scientific publications.

Professor Adrian Harris, Director of the Imperial Cancer Research Fund Molecular Oncology Laboratories and Director of the ICRF Medical Oncology Unit in Oxford, England, is also one of our non-executive Directors. He practices as a Medical Oncologist.

Professor Stephen B. Howell additionally joined our Scientific Advisory Board in January 2000. Professor Howell is Professor of Medicine at the University of California, San Diego and Program Leader of the Cancer Pharmacology Program at the UCSD Cancer Center, and is also Director of the Laboratory of Pharmacology and Director of the Clayton Foundation Drug Resistance Laboratory at the UCSD Cancer Center. Professor Howell is a recipient of the Milken Family Medical Foundation Award for Outstanding Work in the Field of Cancer Research and has been listed in The Best Doctors in America since 1990. Acknowledged as a leading world expert in the field of cancer therapeutics, Professor Howell has written extensively on the subject, authoring several books and over 280 articles.

Professor Malcolm Brenner, is a practicing physician and has expertise in the clinical management of bone marrow transplantation and gene therapy patients. At present, he is affiliated with Baylor College of Medicine in Houston, Texas, where he is Director, Center for Cell and Gene Therapy. His research interests lie in cellular immunology and hematology and the application of gene transfer techniques to the treatment of cancer. Professor Brenner is also a member of the Autoimmunity and Infectious Diseases Panel.

The members of the Autoimmunity and Infectious Diseases Panel are set forth below.

Chairman—Professor John Savill is Professor of Medicine and Head of the Center for Inflammation Research at the University of Edinburgh Medical School. His research interests are in the molecular cell biology of inflammation and he practices clinically in renal and general medicine with a special interest in immune-mediated vasculitis.

Professor Malcolm Brenner—see above

Professor Tony Minson has expertise in the area of herpes viruses, particularly HSV and CMV. He is currently Professor of Virology in the Department of Pathology at Cambridge University where he has worked since 1975. Prior to this he was a lecturer in the Department of Virology at Birmingham University. He is a member of the Wellcome Trust Infection and Immunity panel, and of the Scientific Advisory Board of the Institute of Animal Health.

Professor Martin Raff, FRS, is Professor of Biology at the University College London, where he has been since 1972. He is Director of the Medical Research Council Developmental Neurobiology Program at UCL and is a Fellow of the Royal Society. Dr Raff has published in excess of 150 scientific papers in a wide range of influential journals.

Professor Michael Neuberger, FRS, conducts research in the field of regulation of gene expression, particularly immunoglobin genes, and has been involved in the development of transgenic animals that are able to express human immunoglobulin genes. In addition to gene control, Dr. Neuberger is interested in the assembly and expression of the antigen receptors in B lymphocytes. He is a Fellow of the Royal Society and permanent staff member of the Medical Research Council Laboratory of Molecular Biology in Cambridge. Previously, he was affiliated with Imperial College London and The Institute of Genetics in Cologne.

GLOSSARY

To assist the reader in understanding the descriptions contained in this Annual Report, a glossary of certain scientific and other terms is set out below.

Absorption	the process of entry into the body of a drug administered by a particular route

Active chemical	a chemical that has a desired effect on a screening test

Analog	a variant of a particular chemical

Bioavailability	the extent to which a chemical is absorbed and distributed in the blood in an unchanged form following administration to a living organism

Bioinformatics	the use of computers and computer algorithms to manage and analyze biological information

Chemical design technologies	technologies used in the design and synthesis of analogs in the lead optimization process

Chemical diversity technologies	technologies used to create a library of chemicals with a wide range of structures

Chemical scale up	the development of processes to synthesize chemicals on a larger scale

Chemotherapy	generally refers to therapy that kills infectious agents or cancer cells

Clinical trial exemption / CTX	a regulatory approval of clinical trials in the U.K.

Combinatorial chemistry	the synthesis of large numbers of chemicals by repeating a series of chemical reactions between variants of two or more “building block” chemicals

Computational chemistry	the use of computer methods, including the modeling of chemicals in three dimensions, to assist in the process of lead optimization

Deep vein thrombosis	blood clots in deep veins, generally in the legs

Disease mechanism	one or more biological or biochemical mechanisms that have been identified as the actual or putative cause of a disease

Drug candidates	drug lead that has been optimized and has been selected to enter preclinical development and clinical trials

Drug lead	an active chemical that affects the target in the desired way and has been selected to enter lead evaluation and / or lead optimization

Enzyme	a protein produced in a living organism that acts as a catalyst for a chemical process

Excretion	the process of elimination from the body of a drug

Ex vivo	a biological or biochemical process carried out after its removal from a living organism

Formulation	the combination of active drug and pharmacologically inactive ingredients used to achieve adequate bioavailability

Indication	A relevant patient condition

Informatics	information technologies for collating, processing and analyzing large amounts of complex information relating to drug discovery and lead optimization

Investigational new drug /IND	A regulatory approval of clinical trials in the U.S.

In vitro	a biochemical process, or a biological process, such as the growth of a cell structure, carried out in a test-tube or similar vessel

In vivo	a biological or biochemical process carried out in a living organism

Lead evaluation	extensive biological and chemical evaluation to select drug leads for lead optimization

Lead optimization	the process of improvement of a selected drug lead to develop a chemical that has the optimum profile of action for particular clinical and market needs

MDR modulator	any compound that reverses multi-drug resistance

Medicinal chemistry	the design and synthesis of chemicals to achieve a desired biological profile of action

Metabolism	the process of chemical change that a chemical undergoes in a living organism due to action of enzymes

Metastasis	the spread of cancer from the primary tumor to other sites in the body

Multi-drug resistance /MDR	the resistance of cancer cells to a range of anti-cancer drugs

MRP	multi-drug resistance protein (MRP) which acts as a pump and expels small molecules out of cells

Mutation	a change in the DNA of a gene that may distribute the normal action of the gene

PAI-1	plasminogen activator inhibitor, a protein released by platelets and cells lining the blood vessels which regulates the blood clot clearance system in humans

P-gp /p-glycoprotein	a protein which pumps alien chemicals, including cancer drugs, out of living cells

P-gp inhibitor	a compound that acts as an MDR modulator by the inhibition of P-gp

Pharmacology	a study of the action of chemicals on living organisms

Phase I	a clinical trial with the objective of evaluating the safety and tolerance of a drug candidate

Phase II	a clinical trial with the objective of evaluating the safety and preliminary efficacy of a drug candidate

Phase III	a clinical trial with the objective of evaluating the definitive safety and efficacy of a drug candidate

Potency	The activity of a chemical relative to its concentration

Profile of action	The combination of pharmacological and other properties of the drug

Pulmonary embolism	an often-fatal condition caused by the blockage of arteries in the lung by circulating blood clots

Safety studies	in vivo studies in which the safety and tolerability of a drug candidate are evaluated in preparation for entry into clinical trials

Screening test /screening	an in vitro test replicating a disease mechanism in which chemicals are screened to determine if they are active against that disease mechanism

Second generation drug	a drug with a profile of action that is a significant improvement on the first drug of its class

Selectivity	The potency of a chemical on a specific target relative to its potency on other biological processes, which is relevant to avoiding unwanted side-effects

Series (of chemicals)	a series of analogs designed and synthesized around a drug lead

Structural elucidation	The process of defining the complete structure of a chemical

Target	a disease mechanism that can be established as a screening test

Target technology	The package of information and know-how needed to discover and develop drugs directed at a specific target

Telomerase	an enzyme inactive in normal cells but reactivated in the majority of tumors thereby promoting cell immortality

Therapeutic area	a group of diseases or conditions, generally all belonging to the same physiological systems or treated with similar drugs

Thrombosis	The blockage of a blood vessel by a blood clot

Thrombotic disorder	Any condition caused by thrombosis

Topoisomerase	an enzyme involved in the process of duplication of DNA, of which there are two known types, topoisomerase I and II

Unstable angina	acute and unpredictable reductions in the blood flow in the coronary arteries, characterized by severe chest pain

C. ORGANIZATIONAL STRUCTURE

We currently operate through two main trading companies, Xenova Limited and Xenova Research Limited, formerly named Cantab Pharmaceuticals Research Limited, as one operating unit. In March 1999 we sold substantially all of the assets of the Xenova Discovery business to TerraGen, including its NatChemTM Library and related contracts. In July 1999, Exelixis Pharmaceuticals Inc. acquired the majority of the assets and assumed responsibility for the majority of the employees of MetaXen. In April 2001, we acquired Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc) thereby acquiring Cantab Pharmaceuticals Research Limited.

Xenova Limited

This entity undertakes the discovery and development, including the conduct of clinical trials, of our drug candidates. This company functions by engaging external expertise and services, as they are needed. The process of development is managed and coordinated by our personnel. This company is currently undertaking cancer research projects including multi-drug resistance, novel DNA targeting agents, PAI-1 and telomerase. It currently has two drugs in clinical trials: tariquidar (XR9576), designed to overcome P-gp mediated multi-drug resistance in common cancer types as an adjunctive treatment to standard chemotherapy; and XR11576 one of our novel DNA targeting agents being developed for the treatment of solid tumors.

The program relating to XR5000, a drug for use in the treatment of a wide range of cancers, was terminated in February 2001. We additionally have early stage research programs targeting MRP in cancer and in asthma, a PAI-1 in thrombosis preclinical program partnered with Lilly and a research agreement with Brunel University, U.K. See “Item 4—Information on the company—B. Business Overview” for details of all collaborations and partnerships.

Xenova Research Limited

This company has pursued novel product opportunities, currently in the areas of cancer, chronic infectious diseases, and substance abuse that stem from expertise in the understanding of the immune system combined with techniques of modern genetic engineering. The company designs product programs to treat and prevent diseases through stimulation of the patient’s own immune system and has six product programs currently in clinical development, a further four in preclinical development and a number of other product programs in earlier stages of research.

The following is a list of our subsidiaries, their country of incorporation and their principal activity. Each of these subsidiaries is wholly owned by Xenova Group plc.

Subsidiary	Principal Activity	Country of Incorporation

Xenova Limited	Discovery and development of drug candidates.	England and Wales

Xenova Research Limited (formerly Cantab Pharmaceuticals Research Limited)	Discovery and development of drug candidates which stimulate the patient’s immune system	England and Wales

Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc)	Formerly ultimate holding company in Cantab Group	England and Wales

Xenova Discovery Limited	Discovery and development of drug candidates	England and Wales

Xenova UK Limited	Discovery and development of drug candidates	England and Wales

Oncocene Limited	Dormant	England and Wales

Cantab Pharmaceuticals Inc	Dormant	U.S.

MetaXen LLC	Dormant	U.S.

The Xenova Pension Trustee Company Limited	Dormant	England and Wales

Joint Venture Undertaking

The Group and Marie Curie Cancer Care operate a joint venture in which the Group has a 45% interest in the ordinary shares and 50% of the voting rights of the joint venture company, Phogen Limited. Phogen Limited’s, accounting year end is December 31 and it is incorporated in England and Wales. The principal business of Phogen Limited is to develop and commercialize drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this program is provided jointly by the Group and Marie Curie Cancer Care.

D. PROPERTY, PLANT AND EQUIPMENT

We currently lease sites in Slough, Uxbridge, and Cambridge, England. The Slough site comprises 27,000 square feet of laboratory and office space under a lease expiring September 2025. The Uxbridge site comprises 12,000 square feet of laboratory space under a lease which may be terminated at any time with 12-month’s notice. The Cambridge site comprises research laboratories, a pilot manufacturing facility and administrative offices. The lease of 49,955 square feet in Cambridge expires in 2023 and the lease of a further 10,000 square feet in Cambridge expires on March 24, 2007. Currently the Cambridge site is not fully utilized and the Group intends to continue subletting available unutilized capacity (approximately 50% of facility) in order to reduce facilities related costs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

Since commencing operations in May 1987, we have devoted substantially all of our efforts and resources to drug discovery and development programs. We have not been profitable since our inception and have incurred cumulative losses through December 31, 2002 of £116,225,000 ($187,064,000). We expect to continue to incur losses for the foreseeable future, due primarily to the absence of product sales revenues, and to ongoing costs relating to our research and development programs, our preclinical studies and clinical trials and our laboratory facilities. We expect that losses will fluctuate from period to period and that the fluctuations may be substantial and will depend, among other factors, on the progress of our research and development efforts, on the receipt of related payments and revenues under collaborative agreements and on the timing of achieving discovery, preclinical and clinical development and regulatory milestones.

We have undertaken a cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product (see ITEM 4—Information on the Company—B. Business Overview). Following this reorganization, which has included a head-count reduction and program prioritization, Xenova will, going forward, focus on its key development programs. We estimate that we have adequate cash resources to fund our anticipated operations through June 30, 2004. Our ability to continue independent operations beyond June 30, 2004 is dependent on us generating additional funds from licensing of development programs and our ability to raise additional equity in the market. Our ability to raise additional equity in the market has been made more difficult by the general state of the capital markets and the decrease in the market price of our equity securities following cessation of our Phase III trials of tariquidar.

Substantially all of our operating revenues to date have been derived from collaborative agreements and grants. Revenues from collaborative research agreements and grants are recognized in accordance with the policy set out in Item 17 Note 1. At December 31, 2002, we had active collaborative agreements with Celltech, Genentech, Lilly, Millennium Pharmaceuticals, Pfizer and QLT Inc.

On February 19, 2001, we announced a merger with Cantab as part of the strategic plan to further enhance the portfolio of products being developed. Under the terms of the merger 11 shares in Xenova Group plc were issued to shareholders in exchange for 7 shares held in Cantab, valuing Cantab at £34.2 million ($49.6 million) on April 6, 2001.

On April 6, 2001, we announced that the merger offer had been declared unconditional in all respects. At December 31, 2000 the audited net assets of Cantab were approximately £28.4 million ($41.2 million), having reported a net loss of £3.9 million ($5.7 million) for the year to December 31, 2000.

Accounted for as an acquisition of 100% of Cantab by Xenova Group plc, goodwill of approximately £11.71m ($17.0 m) was generated.

The Company prepares its financial statements in accordance with U.K. GAAP, which varies in certain respects from U.S. GAAP. A discussion of these variations is provided at Note 28 of the Notes to the Consolidated Financial Statements.

The consolidated profit and loss reported under US GAAP differs to that reported under UK GAAP for the year ended December 31, 2002 as a result of share compensation charges of £84,000 ($135,000), the impairment of fixed assets £3,265,000 ($5,255,000) and the impairment of goodwill £92,000 ($153,000).

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements included elsewhere in this document, which have been prepared in accordance with U.K. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

By their nature, these judgments are subject to an inherent degree of uncertainty, although we are confident that the most appropriate decision has been made based on the information available. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our actual results may differ from the estimates made under different assumptions or conditions.

UK GAAP

Revenue recognition

License fees and milestone payments are spread in proportion to the work performed by the Group, but are recognized only to the extent of the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the program. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.

Revenues from collaborative research agreements and contract manufacturing are recognized in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognized until accepted by the collaborator or customer.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

Investments

In the Company’s accounts, investments in subsidiary undertakings are stated either at the fair value of consideration given, where the subsidiary is consolidated using acquisition accounting, or at the nominal value of the shares issued, where merger accounting is used. Provision is made for any permanent diminution in the value of these investments. Other fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realizable value.

Impairment of Fixed Assets

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realisable value and value in use. Discounted cash flows are used to determine value in use.

The Company periodically reviews the carrying value of tangible and intangible fixed assets to determine whether current or expected future conditions warrant adjustments to the carrying amounts. As part of this review, management estimates future cash flows associated with certain major cash generating standalone or interconnected asset units. Considerable management judgment is necessary in the preparation of the forecasted cash flows, which take into account historical experience, budgeted performance, anticipated growth rates and industry and general economic trends. While the estimates are considered to be reasonable, actual results could vary significantly and possibly require future changes to the carrying value of the Company’s assets.

U.S. GAAP

Revenue recognition

License fees and milestone payments are spread in proportion to the work performed by the Group, but are recognized only to the extent of the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the program. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.

Revenues from collaborative research agreements and contract manufacturing are recognized in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognized until accepted by the collaborator or customer.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

Investments

In accordance with US GAAP, unrealized gains or losses on current asset investments are not recognized in the profit or loss account until realized.

In Process Research and Development

We obtain independent appraisals for significant acquisitions made. These appraisals include a valuation of in-process research and development, which is expensed in the period acquired for U.S. GAAP. During 2001, we expensed £32.5m in relation to in-process research and development on the Cantab acquisition.

Impairment of Fixed Assets

The Company periodically reviews the carrying value of tangible and intangible fixed assets to determine whether current or expected future conditions warrant adjustments to the carrying amounts. As part of this review, management estimates future cash flows associated with certain major cash generating standalone or interconnected asset units. Considerable management judgment is necessary in the preparation of the forecasted cash flows, which take into account historical experience, budgeted performance, anticipated growth rates and industry and general economic trends. While the estimates are considered to be reasonable, actual results could vary significantly and possibly require future changes to the carrying value of the Company’s assets.

New Accounting Policies

Deferred taxation

Following the introduction of Financial Reporting Standard No. 19—‘Deferred tax’ the Group has adopted the incremental liability approach (‘Full’ provision basis) from January 1, 2002.

Deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis. The deferred tax asset recognized in 2001 under the former policy (£nil) would not have been different under the revised policy adopted from 2002.

Results of Operations

Comparison of year ended December 31, 2002 with year ended December 31, 2001 and with year ended December 31, 2000.

Turnover

Turnover for the year ended December 31, 2002 was £12,244,000 ($19,707,000) compared with £1,782,000 ($2,868,000) in 2001 and £78,000 ($126,000) in 2000. In the year ended December 31, 2002 the Group’s revenue increased to £12.2m ($19.7m) (2001: £1.8m ($2.9m); 2000: £0.1m ($0.1m)). The increased revenues in 2002 result from and include those derived from the license agreement on tariquidar (signed 2002) with QLT (£2.5m ($4.0m)), £7.9m ($12.7m) from Millennium for the novel DNA targeting agent program (signed 2002) and £0.8m ($1.3m) from Genentech for the OX40 program. Other revenue included £1.0m ($1.6m) in respect of ongoing contract vaccine manufacturing.

In the year ended December 31, 2001 the Group’s revenue, including that from the acquired Cantab business, increased to £1.8m ($2.9m) (2000 £0.1m ($0.1m)). Revenues in 2001 included those derived from the license agreement on tariquidar with QLT (£0.6m ($1.0m) and the completion of Phase II clinical trial work with GlaxoSmithKline in respect of the TA-HSV program (£0.7m ($1.1m)) which was terminated in December 2001.

Operating expenses

Research and development expenses. Research and development expenses for 2002 increased to £17,657,000 ($28,419,000) from £15,374,000 ($24,744,000) in 2001 and £7,422,000 ($11,946,000) in 2000 primarily reflecting our growing pipeline of programs and the research and development programs acquired upon our acquisition of Cantab in April 2001. Total research and development expenditure of £17.7m ($28.4m) (2001: £15.4m ($24.7m); 2000: £7.4m ($11.9m)) includes substantial preclinical and clinical development of the program of novel DNA targeting agents, one of which (XR11576) entered phase I clinical trials in February 2002. Additionally, Phase I clinical development of the anti-nicotine vaccine, TA-NIC, was completed during 2002 as well as initial Phase II clinical development of the P-gp inhibitor, tariquidar. Tariquidar, which is the subject of a North American licensing agreement with QLT Inc., entered Phase III clinical development during the course of 2002.

Total research and development expenditure of £15.4m ($24.7m) in 2001, included preclinical development of the novel DNA-targeting agent program, the completion of Phase II clinical development of tariquidar, and the expenditure in respect of the acquired Cantab business of £7.0m ($11.2m).

Administrative expenses Administrative expenses for the year ended December 31, 2002 were £9,328,000 ($15,013,000), December 31, 2001 were £4,875,000 ($7,846,000) and December 31, 2000 were £2,033,000 ($3,353,000). Total administrative expenses for 2001 of £9.3m, ($15.0m) have increased by £4.4m ($7.2m) from the prior year primarily due to the exceptional reorganization costs of £3.8m ($6.1m). The exceptional reorganization charge primarily represents excess property at the Cambridge facility, which is expected to be sublet during the course of 2003. An impairment charge of £3.3m has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business. Amortization costs of £1.2m ($1.9m) relate to the amortization of goodwill arising upon the acquisition, in 2001, of the Cantab business of £11.7m ($18.8m), which is being amortized over the 10 year estimated useful life of the business.

Total administration expenses for 2001 were £4.9m ($7.8m) an increase on the prior year primarily due to the remaining administration costs associated with the acquired Cantab business of £1.0m ($1.5m), exceptional reorganization costs of £1.0 ($1.5m), and amortization costs of £0.9m ($1.3m).

Net interest

Net interest income was £626,000 ($1,008,000) in 2002, £754,000 ($1,214,000) in 2001 and £661,000 ($1,064,000) in 2000, reflecting changes in our cash balances, and the interest rates payable thereon, during the periods under review.

Taxation

Following the changes introduced as part of the U.K. Finance Act 2000 in respect of Scientific Research Allowances (now renamed ‘Research and Development Allowances’), the Group has recognized a R&D tax credit for the year of £2.0m ($3.2m), which is expected to be received in 2003. During 2002, the Group received £1.8m ($2.9m) in respect of Xenova’s 2001 claim.

Retained loss

The retained loss attributable to our shareholders in 2002 was £13,202,000 ($21,489,000). The retained loss in 2001 was £15,371,000 ($24,740,000) and in 2000 was £9,305,000 ($14,976,000).

Tax Loss Carry Forwards

As of December 31, 2002, the Group had tax losses of approximately £105,500,000 ($169,802,000) to carry forward against certain future profits.

US GAAP Results

The impact of US GAAP accounting for the results for the three years ended December 31 2002 is set out in Part III note 28.

Other Factors

The Directors believe that inflation has not had any significant effects on our operations. Fluctuations in foreign currency exchange rates do not affect our financial results in any material respect.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception primarily through offerings of our equity securities, payments received under collaborative agreements and interest income. As of December 31, 2002, we had raised through the sale of equity securities an aggregate of approximately £110.6million in cash proceeds.

From inception through to December 31, 2002, we had also received an aggregate total of approximately £47,446,000 ($76,364,000) under collaborative agreements and had earned approximately £10,068,000 ($16,204,000) in interest income. At December 31, 2002, consolidated cash, cash equivalents and short-term investments were £19,217,000 ($30,930,000) compared to £24,000,000 ($38,628,000) at December 31, 2001 and £12,233,000 ($19,689,000) at December 31, 2000.

Through December 31, 2002, we had invested £10,815,000 ($17,407,000) in property, plant and equipment. We expect to incur additional costs in the future, relating primarily to our research and development activities and staffing. In our opinion, our working capital is sufficient for at least one year from the date of this filing.

Our future capital requirements will depend upon the progress of continuing research and development activities, the rate at which operating losses are incurred, the execution of collaborative agreements with potential corporate partners, the timing of required regulatory approvals and other factors, many of which are beyond our control. For certain of our products, we may seek to enter into agreements with corporate partners regarding research, development, manufacturing or marketing. There can be no assurance, however, that we will be able to enter into these agreements on acceptable terms, if at all, or that the agreements will satisfy any material portion of our funding requirements. We expect that additional financing will be required for our continuing operations, although there can be no assurance that the funds will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or product candidates that we may otherwise seek to develop or commercialize on our own.

We have undertaken a cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product (see ITEM 4—Information on the Company – B. Business Overview). Following this reorganization, which has included a head-count reduction and program prioritization, Xenova will, going forward, focus on its key development programs. We estimate that we have adequate cash resources to fund our anticipated operations through June 30, 2004. Our ability to continue independent operations beyond June 30, 2004 is dependent on us generating additional funds from licensing of development programs and our ability to raise additional equity in the market. Our ability to raise additional equity in the market has been made more difficult by the general state of the capital markets and the decrease in the market price of our equity securities following cessation of our Phase III trials of tariquidar.

We have no relationship or arrangement with any unconsolidated entity that is reasonably likely to materially affect liquidity, the availability of capital resources or requirements for capital resources.

At present we have no outstanding indebtedness. Our principal contractual commitments are operating lease payments.

Financial instruments

The Group’s financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group’s financial instruments is interest rate risk. The Board has implemented policies for managing this risk. These policies are summarised as follows:

Short-term debtors and creditors have been excluded from all but the currency disclosures below.

Financial assets and liabilities

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

•	The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.

•	All transactions are governed by Xenova’s investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors, which has established limits by transaction type and counter party.

•	To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 by Moody’s and or A- by Standard and Poor’s. No transactions are of a speculative nature.

•	Some license agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these license agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

Current asset investments

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 88,668 shares in Cubist pharmaceuticals. At December 31, 2002 these shares had a book and a market value of £454,000 (2001: £2,184,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short-term deposits

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. At December 31, 2002 the Group held cash at bank of £2,632,000 (2001: £8,973,000, 2000:£10,512,000), which earned interest, in line with LIBID, at a weighted average rate of 3.34% (2001: 4.41%, 2000: 5.94%). All cash and short-term deposits have maturity dates within five months of December 31, 2002 and are held with institutions maintaining a minimum long term credit rating of A3 by Moody’s and/or A- by Standard and Poor’s. The majority of floating interest rates obtained are set relative to LIBOR.

The cash and short-term deposits are split between fixed and floating instruments as below:

	2002		2001
	Fixed	Floating	Fixed	Floating
	£000	£000	£000	£000
Interest rate
Cash at bank	—	2,632	—	8,973
Short-term deposits	16,131	—	12,843	—

The weighted average interest rate of the fixed interest deposits is 3.95% and the weighted average period for which the interest is fixed is 1.6 months.

Financial liabilities

The Group has no financial liabilities other than short-term creditors, a single finance lease and the provision set out below. The short-term creditors are interest free. The finance lease held by the Group is not material for disclosure.

As at December 31, 2002 the Group held a provision of £12,000 (2001: £10,000) in respect of National Insurance (Note 18). This provision is a financial liability on which no interest is paid.

Currency exposures

Other than licensing deals, the Group does not undertake significant transactions in a currency other than its functional currency.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

US Dollars
£’000
2002: Functional currency of Group operations: Sterling	168
2001: Functional currency of Group operations: Sterling	7,845

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at both December 31, 2002 and 2001 were not materially different.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For a discussion of our research and development policies see “Item 4—Information on the Company – B. Business Overview – Business Strategy and Organization.” Our research and development costs for the years 2002, 2001 and 2000 were £17,657,000, £15,374,000 and £7,422,000 respectively. Further details of our research and development expenditure can be found in the Consolidated Profit and Loss Account in Item 17 of this Annual Report.

Details of our current Patents and Licenses can also be found in “Item 4—Information on the Company—B. Business Overview—Patents, Trade Secrets and Licenses” of this Annual Report.

D. TREND INFORMATION

We are a biopharmaceutical company, which focuses on the discovery and development of novel commercially attractive drugs, primarily for the treatment of cancer, infectious disease and addiction. The Company’s immediate prospects are likely to be most significantly impacted by the cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product. We have undertaken a cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product (see ITEM 4—Information on the Company – B. Business Overview). Following this reorganization, which has included a head-count reduction and program prioritization, Xenova will, going forward, focus on its key development programs. We estimate that we have adequate cash resources to fund our anticipated operations through June 30, 2004. Our ability to continue independent operations beyond June 30, 2004 is dependent on us generating additional funds from licensing of development programs and our ability to raise additional equity in the market. Our ability to raise additional equity in the market has been made more difficult by the general state of the capital markets and the decrease in the market price of our equity securities following cessation of our Phase III trials of tariquidar.

For information regarding recent trends, see “Item 5—Operating and Financial Review and Prospects—A. Operating Results” and—“B. Liquidity and Capital Resources.” See also “Item 3—Key Information – D. Risk Factors” which contains information regarding trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income from continuing operations, liquidity or capital resources that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about our Directors and senior management as of June 1, 2003:

Name	Age	Position within the Company
John B.H. Jackson(l)(3)(4)	74	Non-executive Chairman of the Board
Gerard H. Fairtlough(1) (3)	72	Non-executive Director
Peter Gillett, FCA(1)(2)	61	Non-executive Director
Adrian L. Harris(l)(3)	52	Non-executive Director
T. Ronald Irwin(l)(2)(4)	67	Non-executive Director
Howard S. Wachtler(l)(2)	54	Non-executive Director
David A. Oxlade(1)(4)	54	Chief Executive Officer
Daniel Abrams(1)	47	Group Financial Officer
Michael Moore, Ph.D., D.Sc(1)	61	Chief Scientific Officer and Research Director
John St. Clair Roberts(1)	49	Medical Director
John Waterfall Ph.D.(1)	55	Development Director

(1)	Member of Board of Directors.
(2)	Member of Audit Committee.
(3)	Member of Remuneration Committee.
(4)	Member of Nominations Committee.

John B.H. Jackson has served as our non-executive Chairman since March 1990. Mr. Jackson has over thirty years association with the pharmaceutical and specialty chemicals industries. He is also a Director of a number of other companies, including WPP Group plc. He is also non-solicitor chairman of Mishcon de Reya. Mr. Jackson is Chairman of our Nominations Committee and is a member of our Remuneration Committee.

Gerard H. Fairtlough was a Director of Cantab from 1990. In 1980, Mr. Fairtlough co-founded and became Chief Executive Officer of Celltech Limited (later Celltech plc), where he remained until his retirement in September 1990. Prior to joining Celltech, Mr. Fairtlough spent 25 years with the Royal Dutch/Shell Company. Mr. Fairtlough holds a degree in Natural Sciences from Cambridge University. Mr. Fairtlough joined us as a Director in April 2001 upon completion of our acquisition of Cantab and is Chairman of our Remuneration Committee.

Peter Gillett, FCA, joined us as a non-executive Director in February 2000. He was until mid 2000 a partner in Ernst & Young, the audit and professional services firm. Mr. Gillett chairs our Audit Committee.

Professor Adrian L. Harris, MB. Ch.B. M.R.C. P., D.Phil, F.R.C. P., became a Director in October 1996. Professor Harris has been Director of Cancer Research UK (previously ICRF) Molecular Oncology Laboratories in Oxford, U.K., since 1988. He is also Director of the ICRF Medical Oncology Unit and practices as a Medical Oncologist at two major hospitals in Oxford. Previously, he was Professor of Clinical Oncology at the University of Newcastle. Professor Harris has published over 300 scientific papers and reviews. Professor Harris joined our Scientific Advisory Board in May 1999 and also serves as a member of our Remuneration Committee.

T. Ronald Irwin, F.R.Pharm.S. Ph.C., became a Director in October 1996. Mr. Irwin was the Executive Commercial Director at British Biotech plc from 1993 to 1996. Prior to this, Mr. Irwin was Chairman and Managing Director of Marion Merrell Dow (MMD) in the U.K. directing its hospital, primary care and OTC drugs businesses. Before joining MMD, he was with ICI, Wellcome Foundation and Sterling Winthrop. Mr. Irwin is also a Director of CeNes Group Plc, and Director and Chairman of Echo International Health Services Limited. Mr. Irwin is a member of our Audit and Nominations Committees and is also our senior independent non-executive Director.

Howard S. Wachtler has been a Director since March 1992. Mr. Wachtler is a Managing Officer of Q.E.D. Technologies, a U.S. business consulting and transactional firm. Previously he was a Managing Director of Medical Venture Holdings, Inc., an affiliate of Oppenheimer and Co., Inc. Mr. Wachtler has over 20 years of health care industry business development mergers and acquisitions and marketing experience. He was formerly Director, Business Planning and Development for Pfizer Hospital Products Group (“Pfizer”). Prior to joining Pfizer, Mr. Wachtler held management positions at Organon Inc. and Sandoz Inc. Mr. Wachtler is a member of our Audit Committee.

David A. Oxlade joined us as a member of our Board of Directors in June 1997 and was appointed as Chief Executive in March 1998. Prior to joining us, Mr. Oxlade was President of the Syva Division of Behring Diagnostics, Inc. in San Jose, California. Previously he held positions in Imperial Chemicals Industries plc, Diagnostics Division and Boehringer-Mannheim GmbH. Mr Oxlade is a member of our Nominations Committee.

Daniel Abrams FCA MA (Hons) joined us as Finance Director in October 1997. He was previously Vice President Finance and Chief Financial Officer, Asia and Africa Division, of Pepsi Co. International, prior to which he held various senior finance and strategy positions at Guinness plc.

Michael Moore, Ph.D., D.Sc., F.R.C.Path., joined us in 1988 as Director of Biomedical Sciences and became Director of Lead Discovery, with responsibility for our drug discovery programs in 1993. He was appointed a member of our Board of Directors in January 1996 and Chief Scientific Officer in May 1999. Prior to joining us, Dr. Moore held a Cancer Research Campaign Special Appointment at the Patterson Institute for Cancer Research, Manchester, England and an Honorary Readership in Immunology and Oncology at the University of Manchester. He has authored over 150 scientific publications, is a Vice President of the British Association for Cancer Research and was previously editor-in-chief of the British Journal of Cancer. Dr. Moore received his Ph.D. in Mechanisms of Chemical Carcinogenesis from the University of Nottingham in 1966. He is currently an honorary professor in the Department of Biology and Biochemistry at Brunel University, Uxbridge, England.

John St. Clair Roberts, MD, FFPM, had been Medical Director of Cantab since 1994 and was appointed to the board of Cantab in July 1999. Dr. Roberts is responsible for our clinical development programs, including liaison with corporate partners on lead programs. Prior to joining Cantab, Dr. Roberts was Medical Director of Pasteur Merieux UK where he was responsible for the clinical development of many prophylactic vaccines including MMR (measles, mumps and rubella) and Haemophilus influenzae type b (Hib). He is a fellow of the Faculty of Pharmaceutical Medicine of the Royal Colleges of Physicians of the U.K., the Medical Society of London and the Royal Society of Medicine, and a member of the British Medical Association. Dr. Roberts joined us as Medical Director upon completion of our acquisition of Cantab.

John Waterfall, Ph.D, joined us in May 1999 as Research and Development Director. He was previously Divisional Vice President, Global Project Management, for Hoffmann-La Roche Inc., New Jersey, U.S. From 1985-92, Dr Waterfall led the cardiovascular and bronchopulmonary research group at Roche (U.K.). Before that, he was head of cardiovascular and autonomic pharmacology at Wyeth Laboratories. He has published over 70 papers in peer reviewed journals. Dr Waterfall completed his PhD in Chemical Carcinogenisis at the Institute of Cancer Research, London in 1972.

Certain information regarding our key scientific and other personnel is listed below:—

Joy Barton, PhD., aged 35, Commercial Director and a member of our executive team, joined us in 2001. Prior to this she was Manager, Pharmaceuticals Practice, Accenture Consulting involved in strategic commercial issues. Earlier in her career, she worked for Novartis in clinical development, and gained her PhD in Pharmacology from the University of Birmingham.

Peter A Charlton, D.Phil., aged 47, Development Project Leader, has responsibility for leading key development partnerships in the area of small molecules. Prior to this he was Director of Biology, with the responsibility for the pharmacological evaluation of small molecule drug leads and drug candidates. Prior to joining us in December 1990, Dr. Charlton led research teams at Glaxo Group Research and Wellcome Research in the U.K He was awarded his D.Phil. by Sussex University in 1980.

Alan W Garmonsway, B.Sc., FCIPD, aged 49, Director of Human Resources and a member of our executive team, joined us in 1991. Prior to this, he was Human Resources Manager, Great Britain, for Pitman Moore Europe and has also held a number of human resources management and scientific research positions at Glaxo Group Research.

Michael D Johnston, Ph.D., aged 58, Director of Process Development, joined us in 1995, from the Wellcome Research Laboratories at Beckenham U.K. where he was Head of the Biotechnology Development Laboratories. Dr Johnston had worked for 20 years at Wellcome developing, scaling up and securing regulatory approval for biotechnology processes and products.

Peter T Loudon Ph.D., aged 39, Development Project Leader, has responsibility for leading key development projects in the area of drugs of addiction. Prior to this he was Director of Molecular Sciences and joined us in 1994 after working in the contract research industry on preclinical development of biotechnology products. Prior to that, Dr Loudon worked as a post doctoral research scientist at the Institute of Virology, Oxford, where he studied virus assembly and vaccine development.

David Norris, PhD., aged 54, Development Project Leader, with responsibility for leading key development partnerships in the area of small molecules, joined us in 1987 from Hoechst UK as Research Leader in Biochemistry. He joined the Development Division in 1997 and has been responsible for progressing a number of compounds through clinical trials, including tariquidar.

Stephen M Pollinger BEng (Hons), ACA, AMIEE, aged 34, Group Financial Controller, joined us in January 2001 from PricewaterhouseCoopers, where he was a senior Audit and Business Advisory manager with responsibility for providing advice on ongoing services and fund raising, acquisition and disposal transactions to a number of listed clients. Specializing in the Pharmaceutical and Biotech sectors, his clients included SmithKline Beecham, Glaxo, Bristol Myers, Boehringer Ingelheim and Xenova.

Terry C Stancliffe, Ph.D., aged 55, is Director of Intellectual Property and is a European UK patent attorney. Prior to joining the Company in 1994 Terry was in patent practice both in industry and in private practice for 20 years, including 13 years representing patent cases of Unilever plc in diverse technologies including immunodiagnostics.

Julian K Hickling Ph.D., aged 40, Research Director Biologics, joined us in 1994. Prior to this he held post-doctoral positions at the Imperial Cancer Research Fund, London, where he studied the cytotoxic T lymphocyte response against human papillomavirus type 16, and also at Immulogic Pharmaceuticals Inc., Palo Alto, CA.

Elizabeth A Rollinson, PhD., aged 51, Director of Business Development, joined us in 1993 after seven years as manager of Biologics Research and Development at Pitman Moore Europe Limited. She is also Commercial Director of Phogen, a joint venture between Xenova and Marie Curie Cancer Care.

B. COMPENSATION

Details of the compensation of our Directors for the year-ended December 31, 2002 are summarized below:

	Fees	Salary	Bonus	Benefits	2002 Total	2001 Total	2002 Pension	2001 Pension
	£000	£000	£000	£000	£000	£000	£000	£000
Executive Directors
DA Oxlade(a)	—	220	62	28	310	302	50	47
D Abrams	—	148	41	21	210	207	24	21
M Moore	—	140	39	17	196	193	23	20
J Waterfall	—	148	41	17	206	204	24	21
J St Clair Roberts(b)	—	125	35	21	181	138	21	17
N Hart(b)(c)	—	—	—	—	—	347	—	16
S Inglis(b)(c)	—	—	—	—	—	270	—	31

Non-Executive Directors
JBH Jackson	45	—	—	—	45	43	—	—
PL Gillett	19	—	—	—	19	17	—	—
TR Irwin	16	—	—	—	16	16	—	—
HS Wachtler	16	—	—	—	16	16	—	—
AL Harris	16	—	—	—	16	15	—	—
GH Fairtlough(b)	19	—	—	—	19	14	—	—
P Bevan(d)	—	—	—	—	—	5	—	—

TOTAL	131	781	218	104	1,234	1,787	142	173

(a)	Highest paid Director in 2002.
(b)	Former Directors of Cantab Pharmaceuticals plc joined Xenova Group plc Board on May 11, 2001.
(c)	Resigned December 31, 2001.
(d)	Resigned May 9, 2001.

For a detailed description of our various share option plans, the number of ordinary shares and options held by executive and non-executive Directors, and a description of our Deferred Share Bonus Plan, see “Item 6—Directors, Senior Management and Employees—E. Share Ownership” below.

C. BOARD PRACTICES

Our Articles of Association stipulate that the minimum number of Directors shall be two and the maximum number shall be 15. At each Annual General Meeting of our shareholders, one-third of the Directors retire by rotation. Any Director may be removed from the Board by the unanimous vote of the other Directors. Under Section 303 of the Companies Act, shareholders may remove any Director, including the Chief Executive Officer, by ordinary resolution (subject to special notice of the resolution being given to us and by us to the Director and the right of the Director to attend the shareholder meeting where the vote will be cast) adopted by the affirmative vote of a majority of the shares voting at an Annual or Extraordinary General Meeting.

Mr P Gillett, Mr TR Irwin and Mr HS Wachtler retired by rotation and were re-elected at our Annual General Meeting held on May 29, 2003. The address of each of our Directors is c/o Xenova Group plc, 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England. Our Articles of Association do not require an individual to own Ordinary Shares to qualify for election to the Board.

The Articles of Association provide that each of the Directors shall be remunerated for services at a rate determined by the Board from time to time provided that the aggregate of all Directors’ fees shall not exceed £200,000. All of our executive Directors have service contracts. Non-executive Directors do not have service contracts.

On February 12, 2001, we entered into a service contract with John St Clair Roberts conditional on the implementation of the merger with Cantab (previous to February 12, 2001 Dr St Clair Roberts’ period of continuous employment with Cantab commenced on April 1, 1994). The contract will continue (subject to earlier termination as provided therein) until terminated by either party giving to the other not less than 12 months’ notice. Under the contract, Dr Roberts is entitled to an annual salary of £125,000 and a bonus of up to a maximum of 40% of the basic salary payable during such periods. The bonus payable to Dr Roberts is determined according to performance-related criteria established for him by the Board. Xenova contributes a sum equal to 20% of Dr Roberts’ annual salary into Xenova’s occupational pension scheme on behalf of Dr Roberts, having first contributed a minimum of 7.5% of his pensionable salary to the scheme. Dr Roberts is eligible to be considered for participation in any Xenova Group employee share scheme. Dr Roberts is entitled to participate at Xenova’s expense in permanent health insurance and life insurance schemes. In addition, Xenova provides medical expenses insurance for Dr Roberts and certain members of his family. Dr Roberts is also entitled to medical screening at Xenova’s expense;

however the cost of any further medical examination is the responsibility of Dr Roberts. He is further entitled to a car allowance equal to 15% of his annual salary (not to exceed a maximum of £15,000).

On June 2, 1999, we entered into a service contract with Dr. John Waterfall, our Development Director. The contract will continue until terminated by either party giving not less than 52 weeks’ prior notice of termination and provides for an annual base salary of £148,000 and a bonus of up to 40% of base salary. Dr. Waterfall’s base salary is reviewed annually by the Xenova Board. If Dr. Waterfall’s service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

On November 5, 1992, we entered into a service contract with Dr. Michael Moore, our Chief Scientific Officer, which was subsequently amended on August 1, 1995 and August 30, 1996. The contract will continue until terminated by either party giving not less than 52 weeks’ prior notice of termination and provides for an annual base salary of £140,000 and a bonus of up to 40% of base salary. Dr. Moore’s base salary is reviewed annually by the Xenova Board. If Dr. Moore’s service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

On March 31, 1998, we entered into a service contract with David Oxlade, our Chief Executive Officer, which was subsequently amended on July 31, 1998. The contract will continue until terminated by either party giving not less than 104 weeks’ prior notice of termination and provides for an annual base salary of £220,000 and a bonus of up to 40% of base salary. Mr. Oxlade’s base salary is reviewed annually by the Xenova Board. If Mr. Oxlade’s service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for two years.

On March 31, 1998, we entered into a service contract with Daniel Abrams, our Group Financial Officer. The contract will continue until terminated by either party giving not less than 52 weeks’ prior notice of termination and provides for an annual base salary of £148,000 and a bonus of up to 40% of base salary. Mr. Abrams’ base salary is reviewed annually by the Xenova Board. If Mr. Abrams’ service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

Our audit committee currently consists of three non-executive Directors, Mr. P. Gillett, Mr. T. R. Irwin and Mr. H.S. Wachtler and met six times in 2002.. Our audit committee assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The audit committee reviews the findings of the external auditors and reviews key accounting policies and judgments.

The fees paid to auditors for non-audit services (2002: £77,000; 2001: £63,000; 2000: £175,000) are in connection with UK and SEC regulatory filings and taxation advice. In addition to the amounts noted above, non-audit fees of £120,000 for work as reporting accountants on the rights issue (2001: £186,000 for work relating to the acquisition of Cantab; 2000: nil) have been accounted for in the share premium account.

Our remuneration committee also consisted throughout 2002 of three non-executive Directors, Mr. G.H. Fairtlough (Chairman since June 2001), Mr. J.B.H. Jackson and Mr. A.L. Harris. The remuneration committee meets at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive Directors and senior employees, having regard to performance:

•	in setting the remuneration policy our remuneration committee considers a number of factors including:

•	the basic salaries and benefits available to executive Directors of comparable companies;

•	the need to attract and retain Directors of an appropriate caliber; and

•	the need to ensure executive Directors’ commitment to our continued success by means of incentive schemes.

D. EMPLOYEES

Xenova employed approximately 148 people at December 31, 2002. Following the completion of an operational review approximately 40 staff were made redundant. As at June 1, 2003, Xenova employed 108 full time employees, of whom 30 hold Ph.D. degrees. Approximately 34 employees work in the administrative area and 74 employees work in the research and development area. We employ additional temporary staff members as needed. We consider our relations with our employees to be good and we are nationally recognized in the U.K. as an “Investor in People.”

Alongside our employees, we also contract-in persons with relevant technical areas, as and when required, on a consultancy basis. This is undertaken particularly during the pre-clinical and clinical development phases. Individuals engaged on this basis form a project team coordinated by one of our project managers. By adopting this approach, we are able to reduce our fixed cost overheads and maintain greater flexibility. We have entered into confidentiality agreements with all our employees and consultants as well as with members of our Scientific Advisory Board.

We have endeavored to ensure that the principal members of our management and scientific team are provided with a suitable incentive, but the retention of our staff cannot be guaranteed and the loss of their services could materially adversely affect our ability to achieve our planned development objectives.

At June 1, 2003, all employees were based in the UK.

E. SHARE OWNERSHIP

The share ownership of our Directors as of June 1, 2003 was as follows. Each Director and Officer owns less than 1% of the outstanding Ordinary Shares of the Company.

Ordinary Shares
Executive Directors:
D.A. Oxlade	165,695
D. Abrams	81,598
M. Moore	80,532
J.S.C. Roberts	104,043
J. Waterfall	10,290

Non-Executive Directors:
J.B.H. Jackson	162,066
G.H. Fairtlough	164,972
P. Gillett	12,424
A.L. Harris	11,049
T.R. Irwin	24,950
H.S. Wachtler	—
All Directors	817,619

Options Held by Officers and Directors

The number of options held as of June 1, 2003 by each Director and executive officer was as follows:

	Category of Option	At 1 January 2002	Granted/ (lapsed) in the year	At 31 December 2002	Exercise Price	Earliest exercise date	Latest exercise date
D Oxlade	(e)	8,875		8,875	£3.38	23 June 2000	22 June 2007
	(d)	35,562		35,562	£3.38	23 June 2000	22 June 2007
	(d)	40,000		40,000	£2.08	13 Mar 2001	12 Mar 2008
	(d)(i)	120,000	(120,000)		£3.38	23 June 2002	22 June 2007
	(d)	120,000		120,000	£0.32	15 Dec 2001	14 Dec 2008
	(d)	50,000		50,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	50,000		50,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	7,088		7,088	£0.82	1 Sep 2002	28 Feb 2003
	(h)(i)	29,218	(29,218)		£0.10	18 Aug 2002	17 Aug 2009
	(h)	41,920		41,920	£0.10	13 July 2003	12 July 2010
	(d)	60,000		60,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	70,000		70,000	£0.77	13 July 2005	12 July 2010
	(j)	4,211		4,211	£0.92	01 Dec 2003	31 May 2004
	(d)	153,000		153,000	£0.48	16 Aug 2004	15 Aug 2011
	(d)	102,000		102,000	£0.48	16 Aug 2006	15 Aug 2011
	(h)	213,432		213,432	£0.10	18 Oct 2004	17 Oct 2011
	(d)	112,500		112,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	37,500		37,500	£0.41	18 Dec 2006	17 Dec 2011
	(k)		15,589	15,589	£0.49	1 June 2005	30 Nov 2005
	(d)		45,000	45,000	£0.38	12 Sept 2005	11 Sept 2012
	(d)		15,000	15,000	£0.38	12 Sept 2007	11 Sept 2012
	(h)		155,663	155,663	£0.10	28 Oct 2005	27 Oct 2012
	(d)		375,000	375,000	£0.31	6 Dec 2005	5 Dec 2012
	(d)		125,000	125,000	£0.31	6 Dec 2007	5 Dec 2012

	Category of Option	At 1 January 2002	Granted/ (lapsed) in the year	At 31 December 2002	Exercise Price	Earliest exercise date	Latest exercise date
M Moore	(a)(i)	2,730	(2,730)		£5.84	26 May 1995	25 May 2002
	(b)	15,000		15,000	£3.35	23 Dec 1997	22 Dec 2004
	(b)	15,000		15,000	£2.34	9 Aug 1998	8 Aug 2005
	(d)(i)	55,429	(55,429)		£3.38	23 June 2002	22 June 2007
	(d)	65,000		65,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	35,000		35,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	4,725		4,725	£0.82	1 Sep 2002	28 Feb 2003
	(h)(i)	11,522	(11,522)		£0.10	18 Aug 2002	17 Aug 2009
	(h)	22,304		22,304	£0.10	13 July 2003	12 July 2010
	(d)	30,000		30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	40,000		40,000	£0.77	13 July 2005	12 July 2010
	(j)	4,211		4,211	£0.92	01Dec 2003	31 May 2004

	(d)	61,200		61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	40,800		40,800	£0.48	16 Aug 2006	15 Aug 2011
	(h)	213,432		213,432	£0.10	18 Oct 2004	17 Oct 2011
	(d)	52,500		52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	17,500		17,500	£0.41	18 Dec 2006	17 Dec 2011
	(d)		22,500	22,500	£0.38	12 Sept 2005	11 Sept 2012
	(d)		7,500	7,500	£0.38	12 Sept 2007	11 Sept 2012
	(h)		45,428	45,428	£0.10	28 Oct 2005	27 Oct 2012
	(d)		187,500	187,500	£0.31	6 Dec 2005	5 Dec 2012
	(d)		67,500	67,500	£0.31	6 Dec 2007	5 Dec 2012

	Category of Option	At 1 January 2002	Granted/ (lapsed) in the year	At 31 December 2002	Exercise Price	Earliest exercise date	Latest exercise date
J Waterfall	(d)	74,360		74,360	£1.17	27 May 2002	26 May 2009
	(e)	25,640		25,640	£1.17	27 May 2002	26 May 2009
	(d)	20,000		20,000	£0.87	20 Dec 2002	19 Dec 2009
	(g)	4,725		4,725	£0.82	1 Sep 2002	28 Feb 2003
	(h)	13,912		13,912	£0.10	13 July 2003	12 July 2010
	(d)	30,000		30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	50,000		50,000	£0.77	13 July 2005	12 July 2010
	(d)	61,200		61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	40,800		40,800	£0.48	16 Aug 2006	15 Aug 2011
	(d)	52,500		52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	17,500		17,500	£0.41	18 Dec 2006	17 Dec 2011
	(d)		22,500	22,500	£0.38	12 Sept 2005	11 Sept 2012
	(d)		7,500	7,500	£0.38	12 Sept 2007	11 Sept 2012
	(h)		27,339	27,339	£0.10	28 Oct 2005	27 Oct 2012
	(d)		187,500	187,500	£0.31	6 Dec 2005	5 Dec 2012
	(d)		67,500	67,500	£0.31	6 Dec 2007	5 Dec 2012

	Category of Option	At 1 January 2002	Granted/ (lapsed) in the year	At 31 December 2002	Exercise Price	Earliest exercise date	Latest exercise date
J St Clair Roberts	(e)	62,500		62,500	£0.48	16 Aug 2004	15 Aug 2011
	(d)	5,500		5,500	£0.48	16 Aug 2004	15 Aug 2011
	(d)	59,500		59,500	£0.48	16 Aug 2006	15 Aug 2011
	(d)	30,000		30,000	£0.41	18 Dec 2004	17 Dec 2011
	(d)	10,000		10,000	£0.41	18 Dec 2006	17 Dec 2011
	(k)		19,487	19,487	£0.49	1 June 2005	30 Nov 2005
	(d)		22,500	22,500	£0.38	12 Sept 2005	11 Sept 2012
	(d)		7,500	7,500	£0.38	12 Sept 2007	11 Sept 2012
	(h)		78,977	78,977	£0.10	28 Oct 2005	27 Oct 2012
	(d)		150,000	150,000	£0.31	6 Dec 2005	5 Dec 2012
	(d)		50,000	50,000	£0.31	6 Dec 2007	5 Dec 2012

	Category of Option	At 1 January 2002	Granted/ (lapsed) in the year	At 31 December 2002	Exercise Price	Earliest exercise date	Latest exercise date
D Abrams	(d)	52,788		52,788	£2.08	13 Mar 2001	12 Mar 2008
	(e)	14,423		14,423	£2.08	13 Mar 2001	12 Mar 2008
	(d)	40,000		40,000	£0.32	15 Dec 2001	14 Dec 2008
	(d)	40,000		40,000	£0.32	15 Dec 2003	14 Dec 2008
	(d)	25,000		25,000	£0.88	17 Aug 2002	16 Aug 2009
	(d)	40,000		40,000	£0.87	20 Dec 2002	19 Dec 2009
	(h)(i)	19,478	(19,478)		£0.10	18 Aug 2002	17 Aug 2009
	(h)	33,527		33,527	£0.10	13 July 2003	12 July 2010
	(d)	30,000		30,000	£1.11	18 Dec 2003	17 Dec 2010
	(d)	40,000		40,000	£0.77	13 July 2005	12 July 2010
	(d)	61,200		61,200	£0.48	16 Aug 2004	15 Aug 2011
	(d)	40,800		40,800	£0.48	16 Aug 2006	15 Aug 2011
	(d)	52,500		52,500	£0.41	18 Dec 2004	17 Dec 2011
	(d)	17,500		17,500	£0.41	18 Dec 2006	17 Dec 2011
	(h)	106,716		106,716	£0.10	18 Oct 2004	17 Oct 2011
	(d)		22,500	22,500	£0.38	12 Sept 2005	11 Sept 2012
	(d)		7,500	7,500	£0.38	12 Sept 2007	11 Sept 2012
	(h)		107,664	107,664	£0.10	28 Oct 2005	27 Oct 2012
	(d)		187,500	187,500	£0.31	6 Dec 2005	5 Dec 2012
	(d)		67,500	67,500	£0.31	6 Dec 2007	5 Dec 2012

(a)	1988 Share Option Scheme.
(b)	1992 Share Option Scheme.
(c)	Amendments to 1992 Share Option Scheme.
(d)	1996 Share Option Scheme (non-approvable parts).
(e)	1996 Share Option Scheme (approved).
(f)	1997 Save As You Earn Scheme.
(g)	1997 Save As You Earn Scheme 1999 offer.
(h)	Deferred Share Bonus Plan.
(i)	Lapsed options.
(j)	1997 Save As You Earn Scheme 2000 offer.
(k)	1997 Save As You Earn Scheme 2002 offer.

Options granted in 2002 were issued under the 1996 scheme as three year or five year vesting options.

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee. The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria. Options granted before 1996 were issued under either the 1992 or 1998 share option schemes, both of which were three year vesting schemes with no performance criteria.

Employee Incentive Plans

We have five employee incentive plans: (i) the Xenova Limited 1988 Share Option Plan (the “1988 Plan”) (ii) the Xenova Group 1992 Share Option Scheme (the “l992 Plan”), (iii) the Xenova Group 1996 Plan (the “1996 Plan”), (iv) the Xenova Group Savings Related Plan (the “Savings Related Plan”) and (v) the Deferred Share Bonus Plan.

The 1996 Option Plan supersedes the 1988 Plan and the 1992 Plan and no further options will be granted from either the 1988 Plan or the 1992 Plan. Options from the 1988 Plan and the 1992 Plan which lapse or are exercised will not become available for future grant.

The 1988 Plan and 1992 Plan

Prior to our reorganization in 1992, all executive officers and employees of Xenova Limited were eligible to receive options under the 1988 Plan. All of the options under the 1988 Approved Plan were granted between August 8, 1988 and May 28, 1992. No further options will be granted under the 1988 Plan. As part of the 1992 reorganization, holders of options under the 1988 Approved Plan exchanged their options to purchase shares in Xenova Limited for options to purchase our Ordinary Shares.

All our executive officers and employees (other than those within two years of normal retirement date) are eligible to receive options under the 1992 Approved Plan.

Options granted under the 1988 Plan and 1992 Plan entitle participants to subscribe for our Ordinary Shares at an exercise price which is not less than the market value of an Ordinary Share at the date of grant as determined by the Board. Options are non-transferable, except in the case of the death of a participant, in which case a personal representative shall be entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant’s death. Options granted under the 1988 Plan and 1992 Plan are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement at or after age 60, or in other circumstances at the discretion of the Board.

In the event of any increase or variation in our ordinary share capital by way of recapitalization or otherwise, the number of Ordinary Shares subject to any option and the price payable upon the exercise of any option may be adjusted by the Board provided that the adjustment is confirmed in writing by our auditors to be fair and reasonable in their opinion.

Our shareholders had resolved to limit the number of Ordinary Shares currently under options under the 1988 and 1992 Plans or otherwise to 10% of our equity share capital, less any ordinary shares issued upon the exercise of options. As the 1996 share option scheme and 1996 savings related share option scheme contain limits on the number of options that may be granted under the schemes at any times, this resolution was revoked in November 1996.

The 1988 Plan is approved by the U.K. Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 (“the Taxes Act”).

The 1992 Plan is divided into three parts:

(i)	The No. 1 Plan

This sub-plan is approved by the U.K. Inland Revenue under Schedule 9 to the Taxes Act.

(ii)	The No. 2 Plan.

Options under the No. 2 Plan, which is non approvable by the U.K. Inland Revenue, are subject to a performance target, the attainment of which will normally be a condition precedent to the right to exercise. Where options become exercisable before the usual exercise period, then the option may be exercised either in accordance with the extent to which performance targets have been satisfied as at the relevant date or at the discretion of the Board.

(iii)	The No. 3 Plan.

The No. 3 Plan is designed to enable the Board to grant options over our shares pursuant to an Exchange Rights Agreement dated September 4, 1996 and entered into between us and MetaXen. Holders of options over shares in the capital of MetaXen will be able to exchange those options for options over shares in our capital. Such options will be granted on substantially the same terms as the original options over shares in the capital of MetaXen.

The 1996 Plan

The 1996 Plan is divided into three parts, one of which, the No.1 plan, has been approved by the U.K. Inland Revenue under the Taxes Act; the other two parts the No.2 and No.3 plans, are not capable of such approval. The 1996 Plan is administered by the Board.

All our employees and full-time Directors and participating subsidiaries are eligible to be nominated for participation in the 1996 Plan at the invitation of the Board, which has discretion in selecting the persons to whom options are to be granted and (subject to the limits set out below) in determining the number or terms of options to be so granted.

Options may normally only be granted in the six weeks following the approval of the approved part of the plan by the U.K. Inland Revenue or the announcement of our interim or final results. No payment is required for the grant of an option. No further options may be granted after the tenth anniversary of the date of the first grant of options under the 1996 Plan.

Options, which are not transferable, entitle the recipient to acquire, either by purchase or by subscription, our Ordinary Shares at an exercise price determined by the Board. The exercise price may not be less than the average of the middle market quotations of an Ordinary Share as derived from the Official List of the LSE for the three dealing days prior to the date of grant, or where the option is granted pursuant to an invitation and the invitation so specifies, the date of the invitation.

The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date will be subject to the following limits:

(i)	in the No. 1 plan the maximum number may not exceed the limit specified in the Taxes Act (currently £30,000) or the limit applicable under the No. 1 plan if lower;

(ii)	in the No. 2 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under the plan, will be limited so that the aggregate cost of exercise does not exceed four times a participant’s annual pay;

(iii)	in the No.3 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under the plan, will be limited to eight times a participant’s annual pay of which any options in excess of the four times annual pay must be granted by way of super options. Super options are options where the performance target is significantly more demanding than for other options.

Options granted prior to our listing on the LSE are excluded for the purpose of these limits. These limits also exclude any right to subscribe for shares granted under our Deferred Share Bonus Plan.

When granting any option, the Board may and now does in the approved part (the No. 1 plan), and must in the non-approvable parts (the No.2 and No.3 plans), make it subject to a performance target the attainment of which will normally be a condition precedent to the right to exercise. Subject to this, options are normally exercisable not earlier than three years, or in the case of super options, not earlier than five years, and not later than ten years after their grant. Options may, however, be exercised earlier in certain circumstances following the termination of the employment of a participant. Early exercise is also possible in the event of a change in control, a reorganization or an amalgamation of our Group. The terms of options may be adjusted in the event of certain changes in our capital.

The Savings Related Plan

The Savings Related Plan has been approved by the U.K. Inland Revenue under the Taxes Act.

The Savings Related Plan, which is administered by the Board, is open to all our U.K. employees and participating subsidiaries with such fixed period of continuous service (not being in excess of five years) as the Board may specify. The Board has discretion to permit other employees to participate.

Whenever the Savings Related Plan is operated, each eligible employee will be given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the “SAYE contract”) to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by a employee under all SAYE contracts may not exceed that from time to time allowed by the Taxes Act, currently £250.

Invitations may normally only be issued to eligible employees within the period starting three weeks before and ending six weeks after the announcement of our interim or final results. No payment is required at the grant of an option. No further options may be granted after the tenth anniversary of the first grant of options under the Savings Related Plan. Options are non-transferable.

The exercise price per Ordinary Share will be determined by the Board. The exercise price may not be less than the nominal value of a share on the grant date or an amount equal to 80% of the average of the middle market quotations of an Ordinary Share as derived from the Official List of the LSE for any three consecutive dealing days (as selected by the Board) falling within the period of 30 days (or 40 days if it is necessary to scale down the applications for options) prior to the date of grant and falling within the period of six weeks following an announcement date.

In normal circumstances an option may only be exercised while the participant remains employed by us and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third, fifth or seventh anniversary of the start of the SAYE contract as selected by the participant when applying for the option. Earlier exercise is permitted in certain circumstances where the participant’s employment terminates or in the event of a change in control, a reorganization or an amalgamation of us. The terms of options may be adjusted in the event of certain changes in our capital.

Limits applying to the 1996 Plan and the Savings Related Plan

The 1996 Plan and the Savings Related Plan are subject to the following limits on the number of shares, which may be acquired by subscription:

(i)	in any ten year period not more than 10% of our equity share capital may be allocated under any Share Option Plan,

(ii)	in any five year period not more than 5% of our equity share capital may be allocated under the 1996 Plan (other than by way of super options),

(iii)	in any three year period beginning with the date falling three years after the first grant of options, no more than 3% of our equity share capital may be allocated under the 1996 Plan and similar plans. Options granted within the first three years after the first grant of options are excluded for the purposes of this limit.

(iv)	in any ten year period not more than 5% of our equity share capital may be allocated under the 1999 scheme and any discretionary Share Option Scheme (other than by way of super options).

For the purposes of these limits options which lapse, by reason of non-exercise or otherwise or which are satisfied by the payment of cash or the transfer of shares, cease to count. The limit referred to in (iii) above may be exceeded provided that the nominal amount of new Ordinary Shares so issued or placed under option (excluding any which lapse) in the previous five years does not exceed 5% of our equity share capital. Options granted prior to our listing on the LSE are excluded.

As of December 31, 2002 options to acquire a total of 8,176,383, Ordinary Shares were outstanding under our option plans. These options have exercise prices ranging from £0.10 to £8.12 per share and exercise periods, which expire between April 2003 and December 2012. Options to acquire a total of 4,970,498 Ordinary Shares are held by certain of our officers and Directors. See “Options Held by Our Officers and Directors” above.

Deferred Share Bonus Plan

At the Annual General Meeting in 1999, our Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which we may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance, which determines what proportion of the award shall be exercisable. At the Annual general meeting in 2003, amendments to the Deferred Share Bonus Plan were approved whereby performance conditions will also include the achievement of key company objectives.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To our knowledge, the following persons owned 3% or more of our outstanding Ordinary Shares at June 1, 2003.

Shareholder	Shareholding June 1, 2003%		Shareholding June 17, 2002%		Shareholding June 25, 2001%
M&G Investment Management Limited	9,094,229	5.21	10,169,993	7.31	13,534,244	10.39
Aberforth Partners	8,506,733	4.87	6,210,270	4.47		<3.00
Apax Partners	6,279,590	3.60	6,279,590	4.52	6,279,590	4.82
Barclays Global Investors	5,804,298	3.33		<3.00		<3.00
Legal & General	5,712,680	3.27		<3.00		<3.00

Invesco	5,309,466	3.04		<3.00	5,774,357	4.43
RAB Europe Partners		<3.00	10,014,752	7.20		<3.00
GlaxoSmithKline		<3.00	4,291,374	3.09		<3.00
Hermes Investment Management		<3.00	4,282,465	3.08	3,967,284	3.05
Schroder Investment Management		<3.00		<3.00	5,774,357	4.43
Nomura Capital Management		<3.00		<3.00	4,440,809	3.41
Deutsche Asset Management		<3.00		<3.00	4,268,068	3.28

The foregoing shareholders have identical voting rights as holders of Ordinary Shares.

A total of 174,533,588 Xenova Ordinary Shares were outstanding as of June 1, 2003, of which 2,077,419 Ordinary Shares, or 1.19%, were held of record by 11 holders in the United States, exclusive of The Bank of New York, acting as depositary in respect of Xenova’s ADRs. The Bank of New York, acting as depositary in respect of ADRs representing Ordinary Shares, holds 25,429,425 Ordinary Shares as record owner, representing 14.57% of our issued share capital.

Xenova is not owned or controlled by another corporation, foreign government or any other natural person. Xenova does not know of any arrangements, which may, at a subsequent date, result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

For information with respect to employment arrangements between us and our executive and non-executive Directors, see “Item 6—Directors, Senior Management and Employees—C. Board Practices.”

Phogen Limited is a related party of the Group as Xenova Research Limited, the Company’s wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of £185,000 (2001: £126,000) to Phogen Limited. The amount outstanding due to the Group at December 31, 2002 was £51,000 (December 31, 2001: £194,000).

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17. Financial Statements and pages F-1 through F-25.

LEGAL PROCEEDINGS

In February 2000, Cantab received notification of an interference process initiated by the U.S. Patent and Trademark Office on two Cantab U.S. patents covering DISC virus vaccine technology. This proceeding has now terminated with maintenance of our patents in force. The patent rights we acquired from Cantab for this technology in Europe and outside the U.S. were not affected by this action, nor were the patent rights we acquired from Cantab for the use of the DISC virus technology for gene delivery.

We are not party to any other litigation or legal proceedings that we believe could have a material adverse effect on our financial condition or results of operations.

DIVIDEND DISTRIBUTION POLICY

We have not paid any cash dividends on our shares to date and do not plan to pay any cash dividends in the foreseeable future. We intend to retain any future earnings and capital for use in our business. We anticipate that, if dividends are paid, the dividends will be paid in sterling. As a result, fluctuations in the exchange rate between sterling and U.S. dollars will affect the U.S. dollar amounts received by the holders of ADRs upon conversion by the Depositary of dividend payments into U.S. dollars.

B. SIGNIFICANT CHANGES

Except as disclosed in this annual report, no significant change has occurred since December 31, 2002, the date of Xenova’s consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS—

Price Information on the NNM

The high and low sales prices for an ADR on the NNM for the periods designated below are as follows:

	High	Low
1996	$62.5	$28.75
1997	$68.75	$21.25
1998	$41.88	$5
1999	$21.25	$5
2000	$88.75	$10.68

2000
1st Quarter	$88.75	$11.88
2nd Quarter	$37.5	$12.19
3rd Quarter	$21.25	$10.68
4th Quarter	$19.38	$14.38

2001
1st Quarter	$17.5	$6.56
2nd Quarter	$9.50	$5.63
3rd Quarter	$8.40	$3.78
4th Quarter	$11.77	$3.47

2002
1st Quarter	$11.77	$6.75
2nd Quarter	$9.35	$6.75
3rd Quarter	$9.00	$5.30
4th Quarter	$6.66	$4.55

2003
1st Quarter	$7.24	$2.2

December 2002	$6.66	$5.08
January 2003	$7.24	$6.01
February 2003	$6.95	$3.04
March 2003	$3.00	$2.20
April 2003	$2.85	$1.60
May 2003	$3.50	$1.58

Price Information on the LSE

The high and low closing market prices for the Ordinary Shares as reported by the LSE for the periods designated below are as follows:

	High	Low
1996	216.5p	193.5p
1997	435p	155p
1998	245p	29p
1999	139p	37.5p
2000	440p	71.5p

2000
1st Quarter	440p	79p
2nd Quarter	245p	74.5p
3rd Quarter	135p	71.5p
4th Quarter	125p	94p

2001
1st Quarter	105p	51p
2nd Quarter	57.5p	42.5p
3rd Quarter	49p	29p
4th Quarter	76.25p	24p

2002
1st Quarter	76.25p	49.75p
2nd Quarter	65.0p	46.25p
3rd Quarter	54.0p	33.0p
4th Quarter	39.0p	28.75p

2003
1st Quarter	43.0p	12.5p

December 2002	39.0p	30.75p
January 2003	43.0p	38.0p
February 2003	41.25p	19.5p
March 2003	19.5p	12.5p
April 2003	16.0p	11.25p
May 2003	19.75p	8.75p

The Ordinary Shares of Cantab Pharmaceuticals plc were cancelled from their official listing on the LSE with effect from May 5, 2001 following our merger with Cantab. There have been no suspensions from trading for Xenova Group plc shares in the past three years.

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

The principal trading market for our Ordinary Shares is the LSE under the symbol XEN. ADRs representing Ordinary Shares are also quoted on the NNM under the symbol XNVA. Each ADR represents ten of our Ordinary Shares. In December 1996, our Ordinary Shares were admitted to the Official List of the LSE in connection with the sale by us of 10,520,600 newly issued Ordinary Shares. On October 1, 1998, a further 19,110,450 Ordinary Shares and 555,725 warrants to purchase Ordinary Shares were admitted to the Official List of the LSE in connection with a public offering in the U.K. On July 5, 1999, a further 2,150,038 shares were admitted to the Official List of the LSE in connection with a placing with institutional shareholders. On April 9, 2001, 69,788,451 Ordinary Shares shares were admitted to the Official List of the LSE in connection with the merger with Cantab.

D. SELLING SHAREHOLDERS

Not applicable

E. DILUTION

Not applicable

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association

We are a public company incorporated under the name “Xenova Group plc” in England and Wales with the registered number 2698673.

Our memorandum of association provides that our principal objects include the carrying on of the business of a holding and investment company. Our objects are set out in full in Clause 4 of the memorandum of association which is available for inspection at the address specified in Item 10.H.

Articles of Association

The following is a summary of certain provisions of our articles of association:

Rights attaching to shares

Voting Rights

Subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every £0.10 of nominal share capital held by him (Art. 1(C)). Unless the Board otherwise decides, voting rights may not be exercised by a member who had not paid us all calls and other sums then payable by him in respect of our shares (Art. 70), or by a member who has been served with a disenfranchisement notice after failure to provide us with information concerning interests in those shares required to be provided under the UK Companies Act 1985 (the “Act”) (Art. 1(D)).

Dividends and other distributions

We may, by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board (Art. 113). The Board may pay interim dividends, and also any fixed rate dividend, according to our financial position. If the Board acts in good faith, it is not liable to holders of shares with preferred rights for losses arising from the payment of interim dividends on other shares (Art. 114).

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of our shares from a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide us with information concerning interest in those shares required to be provided under the Act (Art. 1(D)(vii)(b)).

Except insofar as the rights attaching to or the terms of issue of any share otherwise provide all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

The Board may, if authorized by an ordinary resolution, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art. 122).

Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to us (Art. 120).

We may stop sending dividend warrants by mail in respect of any shares if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or (ii) one payment remains uncashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). We must resume sending warrants if the holder claims the arrears (Art. 119).

Transfer of shares

Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve (Art. 33(b)) or may transfer all or any of his uncertified shares by means of a relevant system in the manner provided for by the Uncertificated Securities Regulations 1995 (the “Regulations”) (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. In the case of both certificated and uncertificated shares, the transferor is deemed to remain the holder until the transferee’s name is entered in the register (Art. 34). The Board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although we have given an undertaking to the Financial Services Authority that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i)	is lodged with us accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require;

(ii)	is in respect of only one class of share; and

(iii)	if to joint transferees, is in favor of not more than four such transferees (Art. 36(B)).

However, we may only decline to register a transfer of an uncertificated share in the circumstance set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

The Board may decline to register a transfer of our shares by a person with a 0.25% interest (as defined in Art. 1(D)) in those shares or any class thereof if such a person has been served with a restriction notice after failure to provide us with information concerning interests in those shares required to be provided under the Act unless the transfer is shown to the Board to be pursuant to an arm’s length sale (as defined in Art. 1(D) (vii)).

Alteration of share capital

We may by ordinary resolution increase consolidate or sub-divide our share capital (Art. 44);

We may also, subject to the provisions of the Act and to any rights of the holders of any class of shares purchase our own shares (Art. 7) and by special resolution reduce our share capital, any capital redemption reserve and any share purchase account in any way (Art. 46).

Variation of rights

Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares the necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).

General meetings

Annual general meetings will be held in accordance with the requirements of the Act (Art. 48). The Board may convene an extraordinary general meeting whenever it thinks fit (Arts. 47 and 49).

Directors

(i)	There is no age limit for Directors (Art. 77).

(ii)	A Director need not be one of our members (Art. 78).

(iii)	Directors may be appointed by ordinary resolution (Art. 79) or by the Board. Any Director appointed by the Board holds office only until the next following annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting (Art. 80).

(iv)	At each of our annual general meetings, as nearly as possible one-third of the Directors shall retire from office (Art. 81). The Directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those who retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82).

(v)	Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution (Art. 1(F)). Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by ways of salary, commission, participation in profits or otherwise) as the Board or any committee authorized by the Board may decide whether in addition to or in lieu of his remuneration as a Director (Art. 89). In addition any Director who performs services which in the opinion of the Board or any committee authorized by the Board go beyond the ordinary duties of a Director, may be paid as much extra remuneration as the Board of any committee authorized by the Board may determine (Art. 90). Each Director may be paid his reasonable traveling, hotel and incidental expenses of attending and retiring from meetings of the Board of committees of the Board or our general meetings or any other meeting which, as a Director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of our business or in the discharge of his duties as a Director (Art. 91).

(vi)	Subject to the provisions of the Act, and provided he has declared the nature of his interest to the Board (if he knows of it), a Director is not disqualified by his office from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A Director may hold any other office or place of profit with us (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board or any committee authorized by the Board may decide (Art. 93(B)).

(vii)	A Director shall not vote on or count in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with us or any other company in which we are interested (Art. 93(E)).

(viii)	A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the Director of any guarantee, indemnity or security in respect of money lent by him or another person on our behalf, (b) the giving of any guarantee, indemnity or security in respect of any of our debts or obligations for which the Director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any of our offerings of securities, in which offer the Director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the Director is to participate, (d) any contract in which the Director is interested by virtue of any interest in our securities or any other interest, (e) any contract with another company (not being a company in which he owns one percent or more) in which the Director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for our Directors and employees (which does not accord to Directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of our employees under which the Director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any Director of insurance against any liability (Art. 93(F)).

(ix)	The Board may borrow money and mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and issue debentures and other securities, whether outright or as collateral security for any of our, or a third party’s, debt, liability or obligation. The Board shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary undertakings so as to secure that the aggregate principal amount of all Group borrowings (excluding intra-Group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the Articles) (Art. 1(B)).

(x)	Subject to the provisions of the Act, we may indemnify any Director or other officer against any liability and may purchase and maintain for any Director or other officer or auditor insurance against any liability—every Director or other officer will be indemnified, and, if the Board so determined, an auditor may be indemnified, out of our assets against any liability incurred as a Director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136).

Untraced shareholders

We are entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least three cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within three months to advertisements giving notice of our intention to sell and we have given notice of such intention to the UKLA (Art. 39).

Record date for service

Any document may be served by us by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served or any person in respect of a share shall be entitled to any further service of that document (Art. 129).

Members resident abroad

Members with registered addresses outside the U.K. are not entitled to receive notices from us unless they have given us an address in the U.K. at which such notices may be served (Art. 130).

Uncertificated shares

Our articles of association permit our shares to be evidenced otherwise than by a certificate, subject to the Uncertificated Securities Regulations 1995, and to be transferred by means of a relevant system (as defined in those Regulations).

C. MATERIAL CONTRACTS

The following contract, not being a contract entered into in the ordinary course of business, has been entered into by us and/or our subsidiaries during the two years immediately preceding the date of this Annual Report.

A Rights Issue Agreement, dated September 11, 2002, between Nomura International and us (the “Placing Agreement”) pursuant to which Xenova raised approximately £11.0m (approximately £9.8m net of expenses) by way of an 8 for 33 Rights Issue to Qualifying Shareholders of 33,710,703 New Ordinary Shares at a price of 32.5 pence per New Ordinary Share, representing a discount of 10.75 pence (24.9 per cent) to the closing middle market price of 43.25 pence for Ordinary Shares trading on the London Stock Exchange on 10 September 2002. The issue of the New ordinary Shares was underwritten in full by Nomura (except to the extent of Directors’ Undertakings) pursuant to the Underwriting Agreement.

No contracts (other than contracts entered into in the ordinary course of business) were entered into by Cantab and/or its subsidiaries during the two years immediately preceding the date of this Annual Report, which are, or may be, material.

D. EXCHANGE CONTROLS

There are currently no English laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls or that affect the remittance of dividends, interest or other payments to non-U.K. resident holders of ADRs or Ordinary Shares.

E. TAXATION

U.S. Federal and United Kingdom Tax Consequences to U.S. Holders of Ordinary Shares or ADRs

The following generally summarizes the material U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation or entity taxable as a corporation created or organized under the laws of the U.S. or any State thereof, (c) estates, the income of which is subject to U.S. federal income taxation regardless of its sources, (d) a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (e) a partnership or entity taxable as a partnership to the extent that any of the foregoing persons hold an interest therein (collectively, “U.S. Holders”). This summary does not address tax consequences arising under the laws of any U.S. state, locality or other taxing jurisdiction other than the U.S. Federal and the U.K. tax consequences discussed below.

The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the U.S. or U.K. law (possibly with retroactive effect), or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the U.S. and the U.K., occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (the “Deposit Agreement”) entered into by us, the Depositary, and the registered holders of ADRs and the owners of a beneficial interest in bank entry ADRs, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADRs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital. This summary does not address the U.S. federal income tax consequences to us or any U.S. Holder if we are determined to be a controlled foreign corporation, a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes. Although we were not a controlled foreign corporation as of December 31, 2002, there can be no assurance that it will not be a controlled foreign corporation in the future.

OWNERS AND PROSPECTIVE PURCHASERS OF ADRs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE UNITED KINGDOM AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADRs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

For purposes of the double tax convention between the U.S. and U.K., which came into force in March 2003 (the “New Convention”) and the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADRs evidenced by ADRs.

Taxation of Dividends

United Kingdom

Under current U.K. law, if dividends are paid by us, U.K. resident individual shareholders will receive a national (non-refundable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual’s lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received).

Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

Dividends paid by U.K. resident companies to other U.K. resident companies carry a tax credit (currently one-ninth) in respect of the amount of the dividend. The dividend and tax credit will constitute franked investment income in the hands of the recipient company and normally a U.K. resident company will not be liable to U.K. tax on any such dividends. For dividends paid on or after April 6, 1999, U.K. companies are no longer entitled to claim a refund of the tax credit in any circumstances.

U.S. holders who satisfy conditions prescribed by the double tax convention in force prior to the New Convention relating to income taxes (the “Old Convention”) are entitled to claim from the U.K. Inland Revenue a refund (a “Treaty Payment”) for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for U.K. tax purposes would have been entitled had he received the dividend (the “Tax Credit Amount”), subject to a U.K. withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. However, the reduction in the rate of the tax credit as of April 6, 1999 to one-ninth of the amount of any dividend means that U.S. Holders have ceased to be able to obtain a Treaty Payment as from that date.

United States

The New Convention will apply to dividends we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Convention, the tax treatment of a U.S. Holder may continue to be governed by the Old Convention, for a period of twelve months from the date on which the relevant provisions of the New Convention came into effect, at the election on the U.S. Holder. For example, a U.S. Holder may elect that the Old Convention should apply to any dividends we make to such U.S. Holder on or before April 30, 2004.

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, under the Old Convention the gross amount of a dividend plus the Tax Credit Amount (i) will be included in the gross income of a U.S. Holder and will be taxable as ordinary income and (ii) may be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the 15% U.K. withholding tax will be treated for U.S. Federal income tax purposes as a foreign income tax eligible for direct credit against U.S. Holder’s U.S. federal income taxes. A U.S. Holder that elects to claim a foreign tax credit for the U.K. withholding tax must file a completed Form 8833 with its U.S. Federal income tax return for the relevant year. For the purposes of the foreign tax credit limitation, dividends distributed by us will generally constitute “passive income” or, in the case of certain holders, “financial services income.” The consequences of these limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends we paid.

The dividend included in a non-corporate U.S. Holder’s income in taxable years beginning after December 31, 2002 and before January 1, 2009 may be eligible for U.S. federal income taxation at a maximum rate of 15%. If dividends we paid were to exceed its current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the Ordinary Shares or ADRs, and any excess will be treated as a capital gain. To determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes, we will maintain a set of books and records in accordance with U.S. tax principles.

In lieu of claiming a credit, U.S. Holders may claim a deduction of foreign taxes paid in the taxable year. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their own tax advisers to determine whether and to what extent a tax credit would be available.

Under the New Convention a U.S. Holder will no longer be entitled to claim a foreign tax credit in respect of any dividends that we pay May 1, 2003 (or May 1, 2004 in the case of a U.S. Holder who effectively elects to extend the applicability of the Old Convention). Each U.S. Holder is urged to consult his or her tax adviser concerning whether the U.S. Holder is eligible for benefits under the Old Convention and the New Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividend we pay.

Taxation of Capital Gains

United Kingdom

A U.S. Holder who is not resident or ordinarily resident in the U.K. (and would not be treated as “temporarily non-resident”), for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of Ordinary or ADRs unless the Ordinary Shares or ADRs are held in connection with a trade or business carried on by such U.S. Holder in the U.K. through a branch or agency which constitutes a permanent establishment or fixed base, and the Ordinary Shares or ADRs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

An individual is treated as temporarily non-resident if he leaves the U.K. after March 16, 1998 and (a) four out of the seven years of assessment immediately preceding the year of departure were years for which the individual satisfied the residence requirements and (b) there are fewer than five years of assessment falling between (and not including) the year of departure and the year of return. Individuals should consult their own tax advisor if they believe that these circumstances could be applicable to them.

United States

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally be liable for U.S. federal income tax on such gains to the same extent as on any other gains from sales or dispositions of stock. In the case of individual U.S. Holders, such gains may be eligible for preferential capital gains rates depending on holding period, date of sale, and the individual’s marginal federal income tax rate. Generally, the maximum non-corporate U.S. federal income tax rate of 20% on net capital gain for shares held for more than one year is 15% for shares sold on or after May 6, 2003 and before January 1, 2009. Shares held one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder’s marginal income tax rate. Capital gains and losses realized on the disposition of Ordinary Shares or ADRs generally will be U.S. source gains and losses.

A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the Ordinary Shares or ADRs should generally be entitled, subject to certain limitations and pursuant to the New Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder’s U.S. federal income tax liability in respect of such gain. U.S. Holders should consult their own tax advisors to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Passive Foreign Investment Company Considerations

If we were deemed to be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of Ordinary Shares or ADRs (or receipt of certain distributions) would be treated as ordinary income, such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. We will be classified as PFIC for a taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) on average for the taxable year, 50% or more of our assets by value produce or are held for the production of passive income. We have determined that we were not a PFIC for our taxable year ended December 31, 2002 and intend to manage our business so as not to become a PFIC. If we were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her Ordinary Shares or ADRs as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. Holder would be required to include in income his or her proportionate share of our income and net capital gain in years in which we are a PFIC. Alternatively, the U.S. Holder could make an election (a “Mark-to-Market Election”) pursuant to which a U.S. Holder would generally be required to include in income as ordinary income annually the excess of the fair market value of the Ordinary Shares or ADRs over the U.S. Holder’s basis therein. If a U.S. Holder makes either a QEF Election or a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. Holder of his or her Ordinary Shares or ADRs generally would be taxed as a capital gain. We will continue to monitor our status and will, promptly following the end of each taxable year, notify U.S. Holders if we believe that we are properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election or a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

United Kingdom Inheritance Tax

An Ordinary Share or ADR beneficially owned by an individual U.S. Holder who is domiciled in the U.S. for the purposes of the Convention relating to estate and gift taxes (the “Estate and Gift Tax Convention”) is not subject to U.K. inheritance tax on the individual’s death or on a gift made by the individual during his lifetime, except where the Ordinary Shares or ADR is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the U.K. to be credited against tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in the U.K., based on priority rules set forth in that Convention, in a case where an Ordinary Share or ADR is subject to both U.K. inheritance tax and U.S. federal gift or estate tax. Special rules apply to trusts.

United States Gift and Estate Taxes

An individual U.S. Holder will be subject to U.S. gift and estate taxes with respect to Ordinary Shares or ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty and Stamp Duty Reserve Tax

The acquisition or transfer of Ordinary Shares is subject to U.K. stamp duty at 0.5% of the amount or value of the consideration price. There is also a charge to U.K. Stamp Duty Reserve Tax (“SDRT”) at 0.5% of the consideration on the agreement to transfer Ordinary Shares but a refund of SDRT may be obtained if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

Stamp duty or SDRT at 1.5% of the amount or value of the consideration price arise on the deposit of Ordinary Shares with the Custodian of a Depositary (or certain persons providing clearance services) or their nominees or agents and will be payable by the Depositary or such person, under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such tax to the Depositary.

There is no U.K. Stamp Duty on the acquisition or transfer of an ADRS provided that any agreement to transfer the ADRS is executed and retained outside the U.K. The transfer of Ordinary Shares by the Custodian of the Depositary (or its nominee) to the ADR holder will attract a fixed stamp duty of £5.00 per transaction only provided the ADR holder is not transferring beneficial ownership.

Interest (at a variable rate to be fixed by the Government regulations) is payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument, wherever executed. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are already in force to charge interest and penalties in respect of SDRT that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

Backup Withholding and Information Reporting

The relevant paying agents for Ordinary Shares or ADRs must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Ordinary Shares or ADRs within the U.S. to a non-corporate U.S. person. In addition, “backup withholding” at the current rate of 28% will apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

Payment of the proceeds from the sale of Ordinary Shares or ADRs to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, neither U.S. backup withholding nor information reporting will apply to a payment made outside the U.S. of the proceeds of a sale of Ordinary Shares or ADRs through an office outside the U.S. of a non-U.S. broker. Special rules may require information reporting in the case of payments made outside the U.S. of the proceeds of the sale of Ordinary Shares or ADRs through a U.S. broker. Amounts withheld under the backup withholding rules may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENT BY EXPERTS

Not applicable

H. DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual Report that have been filed with the Securities and Exchange Commission, or SEC, at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available for inspection at our offices located at 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England.

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Group’s financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group’s financial instruments is interest rate risk. The Board has implemented policies for managing this risk. These policies are summarised as follows:

o	The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.

o	All transactions are governed by Xenova’s investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors, which has established limits by transaction type and counter party.

o	To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 by Moody’s and or A- by Standard and Poor’s. No transactions are of a speculative nature.

Some license agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these license agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

As of June 20, 2003, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

(A) Financial Statements and Schedules

1. Financial Statements

Page
Report of Independent Accountants	F1
Consolidated Profit and Loss Account for the years ended December 31, 2000, 2001 and 2002	F2
Statement of Total Recognized Gains and Losses, for the years ended December 31, 2000, 2001 and 2002	F3
Consolidated Balance Sheets at December 31, 2001 and December 31, 2002	F4
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F5
Reconciliation of Net Cash Flow to Movement in Net Funds for the years ended December 31, 2000, 2001 and 2002	F6
Notes to Consolidated Financial Statements	F7

The financial information contained in these financial statements does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Statutory accounts for Xenova Group plc relating to the years ended December 31, 1999, 2000 and 2001 have been delivered to the registrar of Companies. Unqualified reports under section 235 of the Companies Act have been given in respect of the above accounts and the reports did not contain a statement under sections 237(2) or (3) of the Companies Act 1985.

2. Financial Schedules

All financial statement schedules have been omitted because they are not required or the required information is provided in the Consolidated Financial Statements and Notes thereto.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

*1.1	Articles of Association

*1.2	Memorandum of Association

*4.1	Purchase Agreement dated December 18, 1998 between Cantab Pharmaceuticals plc and Immulogic Pharmaceuticals Corporation

*4.2	Placing and Open Offer Agreement dated July 13, 2000 between Nomura International plc and Xenova Group plc

** 4.3	Development and Commercialization Agreement dated August 13, 2001 between QLT Inc and Xenova Limited+

**4.4	Development and License Agreement dated December 14, 2001 between Millennium Pharmaceuticals Inc and Xenova Limited+

**4.5	Development and License Agreement dated April 23, 2002, between Genentech Inc and Xenova Limited+

*4.6	Employment Agreement dated June 2, 1999 between Xenova Group plc and Dr. John Waterfall

*4.7	Employment Agreement dated November 5, 1992 between Xenova Group plc and Dr. Michael Moore

*4.8	Amendment dated August 1, 1995 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.9	Amendment dated August 30, 1996 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.10	Employment Agreement dated March 31, 1998 between Xenova Group plc and David Oxlade

*4.11	Amendment dated July 31, 1998 to Employment Agreement between Xenova Group plc and David Oxlade

*4.12	Employment Agreement dated March 31, 1998 between Xenova Group plc and Daniel Abrams

*4.13	Employment Agreement dated January 14, 2000 between Cantab Pharmaceuticals plc and Nicholas Lucas Hart

*4.14	Amendment dated February 14, 2000 to Employment Agreement between Cantab Pharmaceuticals plc and Nicholas L. Hart

*4.15	Employment Agreement dated June 27, 1997 between Cantab Pharmaceuticals plc and Dr. Stephen C. Inglis

*4.16	Employment Agreement dated June 30, 1999 between Cantab Pharmaceuticals plc and John St. Clair Roberts

*4.17	Letter of Appointment dated September 20, 1993 between Cantab Pharmaceuticals plc and Gerard Fairtlough

4.18

Termination and Release Agreement by and between ImmuLogic Pharmaceutical Corporation Liquidating Trust and ImmuLogic Pharmaceutical Corporation and Cantab Pharmaceuticals Ltd. and Xenova Group Plc, dated as of January 8, 2003 (Filed herewith)

8.1	List of subsidiaries (Filed herewith)

99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

*	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on July 2, 2001.
**	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 28, 2002.
+	Deleted portions of Exhibits 4.3, 4.4 and 4.5 are subject to a confidential treatment order.

XENOVA GROUP PLC

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Xenova Group plc.

We have audited the accompanying consolidated balance sheets of Xenova Group plc and its subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, statements of total recognized gains and losses, reconciliation of movements in shareholders’ funds and consolidated statements of cash flows for each of the three years in the period ended December 31, 2002, all expressed in pounds sterling and prepared on the basis set forth in Note 1 to the consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenova Group plc and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for each of the three years in the period ended December 31, 2002 and it would have affected the determination of consolidated shareholders’ equity and consolidated financial position also expressed in pounds sterling at December 31, 2002 and at December 31, 2001. Note 28 to the consolidated financial statements summarizes this effect for each of the three years in the period ended December 31, 2002 and as of December 31, 2002 and 2001.

As described in Note 29—Subsequent event, we draw to your attention the cessation of the Phase III trials of tariquidar, the Group’s lead development product.

PricewaterhouseCoopers LLP

Uxbridge, UK

April 11, 2003 (except for Note 29—Subsequent event, for which the date is May 12, 2003)

Xenova Group plc

Consolidated Profit and Loss Account

		Year ended December 31
	Notes	2002	2001	2000
		£000	£000	£000
Turnover (including share of joint venture)		12,701	1,877	78
Less: share of joint venture revenue		(457)	(95)	—

	2	12,244	1,782	78

Operating expenses
Research and development costs		17,657	15,374	7,422
Administrative expenses		4,339	2,961	2,033
Administrative expenses: exceptional reorganization costs	4	3,821	1,035	—
Administrative expenses: amortisation of goodwill		1,168	879	—
Total administrative expenses		9,328	4,875	2,033
Other operating income		463	115	—

Total net operating expenses		26,522	20,134	9,455

Group operating loss		(14,278)	(18,352)	(9,377)

Share of operating profit / (loss) of joint venture		169	(33)	—

Total operating loss: Group and share of joint venture		(14,109)	(18,385)	(9,377)

(Loss) on sale of businesses
Adjustment to Discovery consideration		—	—	(1,279)

Loss on ordinary activities before interest		(14,109)	(18,385)	(10,656)

Interest receivable		619	766	661
Interest payable	6	(4)	(15)	—
Share of interest of joint venture	6	11	3	—
Amounts written (off)/back to investments		(1,730)	463	—

		(1,104)	1,217	661

Loss on ordinary activities before taxation	3	(15,213)	(17,168)	(9,995)

Tax on loss on ordinary activities	7	2,011	1,797	690

Loss on ordinary activities after taxation attributable to members of Xenova Group plc	24	(13,202)	(15,371)	(9,305)

Loss per share (basic and diluted)		(9.0p )	(12.6p )	(15.4p )
Loss per share from continuing operations		(9.0p )	(12.6p )	(15.4p )
Shares used in computing net loss per share (in thousands)	9	147,484	121,596	60,486

All results arise from continuing operations.

A statement of movements on reserves is shown in Note 24.

The notes on pages F7 to F25 form an integral part of these financial statements.

Statement of Total Recognized Gains and Losses

		Year ended December 31
	Notes	2002	2001	2000
		£000	£000	£000
Loss attributable to members of Xenova Group plc		(13,361)	(15,341)	(9,305)
Profit/ (loss) attributable to joint venture		159	(30)	—

Total loss attributable to members of Xenova Group plc		(13,202)	(15,371)	(9,305)
Translation difference		(1)	—	54

Total recognized gains and losses in the year attributable to members of Xenova Group plc	24	(13,203)	(15,371)	(9,251)

The notes on pages F7 to F25 form an integral part of these financial statements.

Xenova Group plc

Consolidated Balance Sheet

		As at December 31
	Notes	2002	2001*
		£000	£000
Fixed assets
Intangible assets	10	9,630	10,798
Tangible assets	11	5,492	9,586

Investment in joint venture:	12
Share of gross assets		194	—
Share of gross liabilities		(67)	—
Goodwill arising on acquisition		—	—

		127	—

		15,249	20,384

Current assets
Debtors		3,164	4,135
Short-term deposits and investments	14	16,585	2,184
Cash at bank and in hand		2,632	21,816

		22,381	28,135

Creditors: amounts falling due within one year	15	(11,108)	(18,420)

Net current assets		11,273	9,715

Total assets less current liabilities		26,522	30,099

Creditors: amounts falling due after more than one year	16	—	(221)

Provisions for liabilities and charges	18	(12)	(10)

Investment in joint venture:	12
Share of gross assets		—	438
Share of gross liabilities		—	(500)
Goodwill arising on acquisition		—	30

		—	(32)

Total net assets		26,510	29,836

Capital and reserves
Called up share capital	22	17,277	13,904
Share premium account	24	80,338	73,870
Merger reserve	24	27,218	27,218
Other reserves	24	17,902	17,902
Profit and loss account	24	(116,225)	(103,058)

Shareholders’ funds—equity interests	24	26,510	29,836

The financial statements were approved by the Board on April 11, 2003.

John B H Jackson, Director

The notes on pages F7 to F25 form an integral part of these financial statements.

*	Reflects change in presentation of cash on deposit now included in short-term deposits and investments (note 14).

Xenova Group plc

Consolidated Statements of Cash Flow

	Notes	Year ended December 31
		2002	2001	2000
		£000	£000	£000
Net cash outflow from operating activities	25	(15,141)	(3,836)	(9,354)

Returns on investments and servicing of finance
Interest received		619	1,023	606
Interest element of finance lease rental payments		(4)	(15)	—

Net cash inflow from returns on investments and servicing of finance		615	1,008	606

Taxation		2,292	1,870	—

Capital expenditure and financial investment
Purchase of tangible fixed assets		(649)	(2,797)	(303)

Net cash outflow from capital expenditure and financial investment		(649)	(2,797)	(303)

Acquisitions and disposals
Purchase of subsidiary undertakings		—	(768)	—
Cash at bank and in hand acquired with subsidiary		—	16,822	—

Net cash inflow from acquisitions		—	16,054	—

Management of liquid resources
Net sale of investments		—	—	514
Increase in short-term deposits		(3,288)	(2,644)	—

Net cash (outflow) /inflow before financing		(16,171)	9,655	(8,537)

Financing
Issue of ordinary share capital		10,958	9	10,252
Expenses on issue of shares		(1,117)	(919)	(772)
Capital element of finance lease rental payments		(11)	(87)	—

Net cash inflow/(outflow) from financing		9,830	(997)	9,480

(Decrease)/ increase in cash during the year		(6,341)	8,658	943

The notes on pages F7 to F25 form an integral part of these financial statements.

Reconciliation of Net Cash Flow to Movement in Net Funds

		Year ended December 31
		2002	2001	2000
		£000	£000	£000
(Decrease)/increase in cash during the year		(6,341)	8,658	943
Capital element of finance lease payments		11	87	—
Change in liquid resources		3,288	2,644	(514)

Change in net funds resulting from cash flows		(3,042)	11,389	429

Finance leases acquired with subsidiary undertakings		—	(101)	—
Movement in value of current asset investments		(1,730)	463	1,721
Translation difference		—	2	2

Change in net funds		(4,772)	11,753	2,152

Net funds at: January 1		23,986	12,233	10,081

Net funds at: December 31	25	19,214	23,986	12,233

The notes on pages F7 to F25 form an integral part of these financial statements.

Xenova Group plc

Notes to the Consolidated Financial Statements

For the year ended December 31, 2002

1 Accounting policies

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards. In accordance with Financial Reporting Standard No 18—‘Accounting policies’, (FRS18), a review of the Group’s accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, other than as noted below in respect of deferred tax and the change in the presentation of cash on deposit (note 14), there have been no other changes to the Group’s accounting policies or presentation of financial information in 2002.

Going concern

Xenova is an emerging pharmaceutical company and expects to have an ongoing funding requirement until products are commercialized. A substantial part of the Group’s cash requirements are of an investment nature and have a large discretionary element. The Directors have a reasonable degree of confidence that the Group can secure funding to enable it to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on the going concern basis. Should the sources of funding not be available the Directors will take action to curtail discretionary expenditure to conserve cash resources.

We have undertaken a cost saving reorganization following cessation of the Phase III trials of tariquidar, our lead development product (see ITEM 4—Information on the Company—B. Business Overview). Following this reorganization, which has included a head-count reduction and program prioritization, Xenova will, going forward, focus on its key development programs. We estimate that we have adequate cash resources to fund our anticipated operations through June 30, 2004. Our ability to continue independent operations beyond June 30, 2004 is dependent on us generating additional funds from licensing of development programs and our ability to raise additional equity in the market. Our ability to raise additional equity in the market has been made more difficult by the general state of the capital markets and the decrease in the market price of our equity securities following cessation of our Phase III trials of tariquidar.

Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalized as an intangible fixed asset and amortized on a straight-line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.

Goodwill in respect of the acquisition of Cantab is being amortized over 10 years.

Other intangible fixed assets, including acquired intellectual property, are capitalized at cost and amortized on a straight-line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product. Provision is made for any impairment.

Revenue recognition

License fees and milestone payments are spread in proportion to the work performed by the Group, but are recognized only to the extent of the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the program. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.

Revenues from collaborative research agreements and contract manufacturing are recognized in turnover in the period in which the work is carried out, unless the terms of the agreement make the income uncertain in which case the value of the work is not recognized until accepted by the collaborator or customer.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

1. Accounting Policies—(continued)

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Short leasehold properties	-	over the life of the lease
Fixtures, fittings and equipment	-	between 3 and 15 years

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realisable value and value in use. Discounted cash flows are used to determine value in use.

Lease incentives

Benefits received and receivable as an incentive to sign an operating lease are spread on a straight-line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly, any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.

Leasing and hire purchase commitments

Assets obtained under hire purchase contracts and leases, which result in the transfer to the Group of substantially all the risks and rewards of ownership (finance leases) are capitalized as tangible fixed assets at cost and are depreciated on a straight-line basis over the shorter of the useful economic life and the lease term. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.

Rentals paid under operating leases are charged against income on a straight-line basis over the lease term. Rentals received under operating leases are taken to the profit and loss account on a straight-line basis over the lease term.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.

Deferred taxation

Following the introduction of Financial Reporting Standard No. 19—‘Deferred tax’ the Group has adopted the incremental liability approach (‘Full’ provision basis) from January 1, 2002.

Deferred tax is recognized in respect of timing differences that have originated but not reversed by the balance sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis. The deferred tax asset recognized in 2001 under the former policy (£nil) would not have been different under the revised policy adopted from 2002.

Pension costs

Contributions under the Company’s defined contribution pension scheme are charged to the profit and loss account as incurred.

Investments

In the Company’s accounts, investments in subsidiary undertakings are stated either at the fair value of consideration given, where the subsidiary is consolidated using acquisition accounting, or at the nominal value of the shares issued, where merger accounting is used. Provision is made for any permanent diminution in the value of these investments. Other fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realizable value.

Basis of consolidation

The consolidated financial statements include:

•	The assets and liabilities, results and cash flows of the Company and its subsidiary undertakings as listed in Note 12.

•	The Group’s share of the net liabilities or assets and results of joint ventures.

The accounts of undertakings consolidated are made up to December 31.

Undertakings in which the Group has a material interest and where it exercises dominant influence are accounted for as subsidiaries. Undertakings where the Group exercises joint control are accounted for as joint ventures.

Employee benefits

The charge for options awarded under the share option schemes and deferred share bonus plan is recognized in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the options or the award of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve. Provision is made for national insurance payable upon the exercise of options.

2 Turnover and Segmental Analysis

	Year ended Dec 31 2002	Year ended Dec 31 2001	Year ended Dec 31 2000
	£000	£000	£000
Turnover by geographical destination
United Kingdom	171	1,053	15
North America	11,243	577	63
Other European	830	152	—

	12,244	1,782	78

The Group currently operates a single class of business from the United Kingdom. It has entered into collaborative agreements from which it has earned a majority of its non-refundable revenues from other parties to such agreements. The remaining revenue of £1.0m (2001: £0.2m, 2000: £nil) arose from contract manufacturing.

	Year ended Dec 31 2002			Year ended Dec 31 2001
	Turnover (by origin)	Loss before tax	Net Assets	Turnover (by origin)	Loss before tax	Net Assets
	£000	£000	£000	£000	£000	£000
United Kingdom	12,244	(15,213)	26,510	1,782	(17,168)	29,836
North America	—	—	—	—	—	—

Total	12,244	(15,213)	26,510	1,782	(17,168)	29,836

	Year ended Dec 31 2000
	Turnover (by origin)	Loss before tax	Net Assets
	£000	£000	£000
United Kingdom	15	(9,843)	11,876
North America	63	(152)	—

Total	78	(9,995)	11,876

3 Total Operating Loss

	Year ended Dec 31
	2002	2001	2000
	£000	£000	£000
Operating loss is stated after charging:
Staff costs	8,093	7,814	2,790
Depreciation of owned assets	1,459	1,091	212
Exceptional impairment of tangible fixed assets	3,265	—	—
Depreciation of assets held under finance leases	19	110	—
Operating lease rentals
—hire of plant and machinery	140	114	68
—other operating lease rentals	1,143	1,172	391
Loss on disposal of fixed assets	—	16	—
Long term incentive scheme—charge for long-term incentive scheme	(8)	44	27
—provision for national insurance on share options	2	(10)	20
Goodwill amortization	1,168	879	—
Goodwill amortization in respect of joint venture	30	2	—
License fee and patent write down	335	213	—
Audit fees
—Company	5	5	5
—Group	55	60	29
Fees paid to auditors for non-audit services	77	63	175

The fees paid to auditors for non-audit services are in connection with UK and SEC regulatory filings and taxation advice. In addition to the amounts noted above, non-audit fees of £120,000 for work as reporting accountants on the rights issue (2001: £186,000 for work relating to the acquisition of Cantab) have been accounted for in the share premium account.

Income from operating leases totalled £409,000 (2001: £115,000, 2000: nil).

4 Exceptional reorganization costs

On December 11, 2002, the Group announced the completion of an operational review. Following this review, approximately 40 staff have been, or will be, made redundant resulting in an exceptional reorganization charge of £556,000.

Additionally, excess property at the Cambridge facility is expected to be sublet during the course of 2003. An impairment charge of £3,265,000 has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business.

The impairment charge is based on the value in use of these assets which has been calculated by applying an approximated risk free discount rate (4%) to the expected future cash flows during the length of the lease of the property.

Included within the administrative charge in 2001 was an exceptional reorganization charge of £1,035,000 in respect of severance payments.

5 Employees

	Year ended December 31
	2002	2001	2000
	Number	Number	Number
Number of employees

The average number of persons (including executive Directors) employed by the Group in the year was:
Research and development	111	100	41
Administration	34	34	16

	145	134	57

	Year ended December 31
	2002	2001	2000
	£000	£000	£000
Employment costs
Wages and salaries	6,923	6,571	2,321
Social security costs	660	699	287
Other pension costs	510	544	182

	8,093	7,814	2,790

	Year ended December 31
	2002	2001	2000
	£000	£000	£000
Directors’ emoluments
Aggregate emoluments of the Directors were as follows:
Non-executive Directors:
Aggregate emoluments	131	126	114
Executive Directors:
Aggregate emoluments	1,104	1,661	1,027
Company contributions to money purchase pension schemes	142	173	104

	1,377	1,960	1,131

Retirement benefits are accruing to 5 Directors (2001: 5 Directors, 2000: 4 Directors) under defined contribution pension schemes. The details of the Directors’ remuneration and their share options are given in Item 6. The aggregate gain on the exercise of share options during the year was nil (2001: nil, 2000: nil).

6 Interest payable and receivable

	Year ended December 31
	2002	2001	2000
	£000	£000	£000
Interest payable on finance leases	(4)	(15)	—
Interest receivable	619	769	661

Net	615	754	661

7 Taxation

Following the changes introduced as part of the Finance Act 2000 in respect of Scientific Research Allowances (now renamed ‘Research and Development Allowances’), the Group has recognized the £2,032,000 R&D tax credit to be received in 2003 (2001: £1,797,000, 2000: £690,000).

There is no corporation tax charge for the year (2001: nil, 2000: nil) due to the availability of UK corporation tax losses. The Group’s share of the corporation tax charge for the year for Phogen is £21,000 (2001: nil).

The Group has UK tax losses of approximately £105.5 million (December 31, 2001: £102.6 million, December 31, 2000: £58.4 million) available for carry forward against future profits. Of these tax losses approximately £10.0 million have yet to be agreed with the Inland Revenue.

No provision for deferred taxation is required at December 31, 2002 (2001: nil, 2000: nil) and there is no potential un-provided deferred taxation liability at that date (Note 19).

7. Taxation—(continued)

Factors affecting tax credit for the year:

	2002	2001
	£000	£000
Loss on ordinary activities before taxation	(15,213)	(17,168)

Loss on ordinary activities at 30% (2001: 30%)	(4,564)	(5,150)

Effects of:

Expenses not deductible for tax purposes	1,654	2,261
Deferred tax asset not recognized	(879)	(801)
R&D tax credit received at 24% of losses compared with 30% tax rate	1,778	1,893

Current tax credit for the year	(2,011)	(1,797)

8 Profit attributable to members of the holding company

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The profit in the financial statements of the holding company was £2,662,000 (2001: profit of £590,000, 2000: loss of £821,000).

9 Loss per Share

Basic loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of £13,302,000 (2001: £15,371,000, 2000: £9,305,000) and the weighted average of 147,484,000 ordinary shares in issue during the year (2001: 121,596,000, 2000: 60,486,000). Since the Group reported a net loss, diluted loss per share is equal to basic loss per share.

10 Intangible fixed assets

	Goodwill	License fees and patents	Total
	£000	£000	£000
Cost
At January 1, 2002	11,675	213	11,888
Additions	—	335	335

As at December 31, 2002	11,675	548	12,223

Amortization
At January 1, 2002	(877)	(213)	(1,090)
Charge for the year	(1,168)	(335)	(1,503)

As at December 31, 2002	(2,045)	(548)	(2,593)

Net book value as at December 31, 2002	9,630	—	9,630

Net book value as at December 31, 2001	10,798	—	10,798

Goodwill amortisation in respect of Phogen was £30,000 (2001: £2,000).

Reflecting the early stage of development of the products which these licenses relate to, license fees paid in the year have been fully written down.

11 Tangible fixed assets

	Short leasehold property	Fixtures, fittings and equipment	Total
	£000	£000	£000
Cost
At January 1, 2002	9,144	3,575	12,719
Additions	38	611	649
Disposals	—	(12)	(12)

As at December 31, 2002	9,182	4,174	13,356

Depreciation
At January 1, 2002	1,019	2,114	3,133
Charge for the year	249	1,229	1,478
Exceptional impairment charge (note 4)	3,265	—	3,265
Disposals	—	(12)	(12)

As at December 31, 2002	4,533	3,331	7,864

Net book value as at December 31, 2002	4,649	843	5,492

Net book value as at December 31, 2001	8,125	1,461	9,586

The cost of assets held for use in operating leases was £956,000 (2001: £956,000, 2000: nil) and the accumulated depreciation was £464,000 (2001: £75,000, 2000: nil). The net book value of fixtures, fittings and equipment held under finance leases at December 31, 2002 was £20,000 (2001: £39,000, 2000: nil).

	2002	2001
	£000	£000
Capital Commitments
Contracted for but not provided for as at December 31	30	14

12. Investments

Interest in joint venture

		2002	2001
		£000	£000
At January 1	—net (liabilities)	(62)	—
	—goodwill	30	—

		(32)	—
Additions	—net (liabilities)	—	(32)
	—goodwill	—	32
Share of profit/(losses) retained		159	(30)

At December 31	—net assets / (liabilities)	127	(62)
	—goodwill	—	30

		127	(32)

Aggregate amortization of goodwill
At January 1		(2)	—
Charge for the year		(30)	(2)

At December 31		(32)	(2)

12. Investments—(continued)

Net book amount at December 31
—Net assets/ (liabilities)	127	(62)
—Goodwill	—	30

	127	(32)

Subsidiary Undertakings	Country (state) of registration or incorporation	Nature of business	Class of Share	Holding
Held Directly
Xenova Limited	England and Wales	Trading	Ordinary	100%
Xenova Discovery Limited	England and Wales	Dormant	Ordinary	100%
Xenova UK Limited	England and Wales	Holding	Ordinary	100%
Cantab Pharmaceuticals Limited (formerly: Cantab Pharmaceuticals plc)	England and Wales	Holding	Ordinary	100%
Oncocene Limited	England and Wales	Dormant	Ordinary	100%

Held Indirectly
MetaXen LLC	United States of America (Delaware)	Dormant	Class A preferred (voting)	100%
			Class B (non voting)	100%
			Class C (non voting)	100%
The Xenova Pension Trustee Company Limited	England and Wales	Dormant	Ordinary	100%
Xenova Research Limited	England and Wales	Trading	Ordinary	100%
Cantab Pharmaceuticals, Inc	United States of America (Delaware)	Dormant	Ordinary	100%

The above subsidiaries, all of which are consolidated, operate principally in the countries of incorporation.

The shares in MetaXen and The Xenova Pension Trustee Company Limited are held by Xenova UK Limited.

The shares in Xenova Research Limited and Cantab Pharmaceuticals, Inc are held by Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc).

Joint Venture Undertaking

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is December 31 and which is incorporated in England and Wales. The Group’s share of the net assets of Phogen Limited at December 31, 2002, was £127,000 (2001: net liabilities £62,000). The remaining goodwill of £30,000 in respect of Phogen has been written off in the year.

The principal business of Phogen Limited is to develop and commercialize drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this program is provided jointly by the Group and the other joint venture party.

13 Debtors

	2002	2001
	£000	£000
Due within one year
Trade debtors	260	59
Amounts owed by joint ventures	45	194
Other debtors	2,289	2,806
Prepayments and accrued income	570	1,076

	3,164	4,135

14 Short-term deposits and investments

	2002	2001
	£000	£000
Short-term deposits	16,131	12,843
Investments	454	2,184

	16,585	15,027

In accordance with accepted industry practice, the Directors have changed the presentation of cash on deposit (short-term deposits) in the financial statements. Short-term deposits are now included in short-term deposits and investments in the balance sheet and as liquid resources in the cash flow statement. The effect of this change in presentation is to decrease cash at bank and in hand and increase short-term deposits and investments by £16,131,000 in 2002 and £12,843,000 in 2001 respectively. Investments relate to the investment in Cubist Pharmaceuticals Inc.

15 Creditors: amounts falling due within one year

	2002	2001
	£000	£000
Finance lease obligations	3	4
Trade creditors	698	751
Other tax and social security payable	195	271
Other creditors	278	330
Accruals and deferred income	9,934	17,064

	11,108	18,420

Accruals and deferred income includes £5,727,000 (2001: £14,225,000) of deferred income.

16 Creditors: amounts falling due after more than one year

	2002	2001
	£000	£000
Finance lease obligations	—	10
Other creditors	—	211

	—	221

17 Operating leases

The Group has commitments to make annual payments under non-cancelable operating leases which expire as follows:

	Short leasehold property 2002	Other 2002	Short leasehold property 2001	Other 2001
	£000	£000	£000	£000
Obligations under operating leases
Within one year	211	45	223	32
Within two to five years	165	28	13	97
After five years	1,093	—	1,093	—

	1,469	73	1,329	129

18 Provisions for liabilities and charges

	2002	2001
	£000	£000
National Insurance on share options
At January 1	10	20
Charged/(released) in the year	2	(10)

At December 31	12	10

The amount actually payable will depend on the number of options exercised. In accordance with the Urgent Issues Task Force Abstract 25 ‘National Insurance Contributions on Share Option Gains’ the Group has provided for the employers’ National Insurance payable on unapproved options granted after April 5, 1999 and exercisable between August 18, 2002 and December 5, 2012.

19 Deferred tax

Unrecognized potential deferred tax assets are:

	2002	2001
	£000	£000
Depreciation less than capital allowances	(1,156)	1,204
Trading losses	31,631	30,798

	30,475	32,002

20 Pensions

The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended December 31, 2002 amounted to £510,000 (December 31, 2001 £544,000, December 31, 2000: £182,000).

21 Financial instruments

The Group’s financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group’s financial instruments is interest rate risk. The Board has implemented policies for managing this risk. These policies are summarised as follows:

•	The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID.

•	All transactions are governed by Xenova’s investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors, which has established limits by transaction type and counter party.

•	To minimise credit risk, investments can only comprise of bank and building society deposits, eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A3 by Moody’s and or A- by Standard and Poor’s. No transactions are of a speculative nature.

•	Some license agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. The Company has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt. Some of these license agreements also provide for collaborative research funding which does not represent a significant currency risk to the Company because the associated costs are refunded to the Company by the partner on a regular basis and then converted immediately into sterling.

Short-term debtors and creditors have been excluded from all but the currency disclosures below.

21. Financial Instruments—(continued)

Financial assets and liabilities

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

Current asset investments

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 88,668 shares in Cubist pharmaceuticals. At December 31, 2002 these shares had a book and a market value of £454,000 (2001: £2,184,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short-term deposits

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. At December 31, 2002 the Group held cash at bank of £2,632,000 (2001: £8,973,000, 2000: £10,512,000), which earned interest, in line with LIBID, at a weighted average rate of 3.34% (2001: 4.41%, 2000: 5.94%). All cash and short-term deposits have maturity dates within five months of December 31, 2002 and are held with institutions maintaining a minimum long term credit rating of A3 by Moody’s and/or A- by Standard and Poor’s. The majority of floating interest rates obtained are set relative to LIBOR.

The cash and short-term deposits are split between fixed and floating instruments as below:

	2002		2001
	Fixed	Floating	Fixed	Floating
	£000	£000	£000	£000
Interest rate
Cash at bank	—	2,632	—	8,973
Short-term deposits	16,131	—	12,843	—

The weighted average interest rate of the fixed interest deposits is 3.95% and the weighted average period for which the interest is fixed is 1.6 months.

Financial liabilities

The Group has no financial liabilities other than short-term creditors, a single finance lease and the provision set out below. The short-term creditors are interest free. The finance lease held by the Group is not material for disclosure.

As at December 31, 2002 the Group held a provision of £12,000 (2001: £10,000) in respect of National Insurance (Note 18). This provision is a financial liability on which no interest is paid.

Currency exposures

Other than licensing deals, the Group does not undertake significant transactions in a currency other than its functional currency.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currency. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

US Dollars
£’000
2002: Functional currency of Group operations: Sterling	168
2001: Functional currency of Group operations: Sterling	7,845

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at both December 31, 2002 and 2001 were not materially different.

22 Share capital

	2002	2002	2001	2001
	Number	£000	Number	£000
Authorized:
Ordinary shares of 10p each	300,000,000	30,000	200,000,000	20,000

Allotted, called up and fully paid:

22. Share Capital—(continued)

Ordinary shares of 10p each	172,767,353	17,277	139,041,756	13,904

On October 4, 2002 the authorized share capital of the Company was increased by 100,000,000 Ordinary Shares of 10p each. 33,710,703 Ordinary Shares of 10p each were issued in respect of a rights issue and a further 14,894 in respect of share options, for which cash consideration of £10,954,000 was received (2001: £9,000).

23 Share options and warrants

Xenova share options

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share options schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2002 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of £30,000, a further three year vesting period for options up to the value of four times relevant emoluments, and a ‘super-option’ part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

Deferred share bonus plan

At the Annual General Meeting in 1999, the Xenova Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which the Company may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performances, which determines what proportion of the award shall be exercisable.

A charge to the profit and loss account of £36,000 has been made in the year (2001: £44,000; 2000: £27,000) in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met.

In any ten year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.

At December 31, 2002, 8,176,383 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

Number	Exercise price per share	Exercise period
6,007	650 pence	1 May 1996 – 30 April 2003
1,950	650 pence	1 May 1996 – 30 April 2003
15,562	674 pence	18 September 1996 –17 September 2003
2,500	812 pence	28 February 1997 –27 February 2004
43,700	335 pence	23 December 1997 –22 December 2004
62,995	234 pence	9 August 1998 – 8 August 2005
5,950	272 pence	4 October 1999 – 3 October 2006
40,000	272 pence	4 October 1999 – 3 October 2006
92,788	208 pence	13 March 2001 – 12 March 2008
8,875	338 pence	23 June 2000 – 22 June 2007
64,562	338 pence	23 June 2002 – 22 June 2007
14,423	208 pence	13 March 2001 – 12 March 2008

23 Share options and warrants—(continued)

14,000	45 pence	18 November 2001 – 17 November 2008
160,000	32 pence	15 December 2001 –14 December 2008
102,298	82 pence	1 September 2002 –28 February 2003
40,000	32 pence	15 December 2003 –14 December 2008
25,640	117 pence	27 May 2002 – 26 May 2009
74,360	117 pence	27 May 2002 – 26 May 2009
37,000	88 pence	17 August 2002 – 16 August 2009
185,000	88 pence	17 August 2001 – 16 August 2009
111,663	10 pence	13 July 2003 – 12 July 2010
533,580	10 pence	18 October 2004 –17 October 2011
10,000	72 pence	17 November 2002 –16 November 2009
61,594	87 pence	20 December 2002 – 19 December 2009
189,406	87 pence	20 December 2002 – 19 December 2009
253,000	77 pence	13 July 2005 – 12 July 2010
8,000	335 pence	9 August 2000 – 23 December 2012
67,027	111 pence	18 December 2003 – 17 December 2012
193,973	111 pence	18 December 2003 – 17 December 2012
129,915	92 pence	1 December 2003 – 31 May 2005
601,927	48 pence	11 July 2004 – 10 July 2011
34,390	48 pence	11 July 2004 – 10 July 2011
91,800	48 pence	11 July 2006 – 10 July 2011
62,500	48 pence	16 August 2004 – 15 August 2011
437,300	48 pence	16 August 2004 – 15 August 2011
292,400	48 pence	16 August 2006 – 15 August 2011
170,100	41 pence	18 December 2004 – 17 December 2011
387,900	41 pence	18 December 2004 – 17 December 2011
155,400	41 pence	18 December 2006 – 17 December 2011
635,637	49 pence	1 June 2005 – 30 November 2005
294,325	50 pence	20 June 2005 – 19 June 2012
33,860	50 pence	20 June 2005 – 19 June 2012
16,750	50 pence	20 June 2007 – 19 June 2012
66,255	49 pence	1 September 2005 – 28 February 2006
32,500	38 pence	12 September 2005 – 11 September 2012
167,500	38 pence	12 September 2005 – 11 September 2012
60,000	38 pence	12 September 2007 – 11 September 2012
415,071	10 pence	28 October 2005 – 27 October 2012
1,305	31 pence	6 December 2005 – 5 December 2012
1,236,195	31 pence	6 December 2005 – 5 December 2012
427,500	31 pence	6 December 2007 – 5 December 2012

At December 31, 2002 there were a further 9,548,307 shares available for grant under options.

MetaXen warrants

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova

Group plc under certain circumstances, were outstanding as follows:

Number	Exercise price per share	Exercise period
14,516	$7.75	November 5, 2002 –July 1, 2007

The maximum number of shares in Xenova Group plc, which may be issued is 14,516.

24 Reserves and reconciliation of movements in shareholders’ funds

	Share capital 2002	Share premium account 2002	Merger reserve 2002	Other reserve 2002	Profit and loss account 2002	Total shareholders’ funds
						2002	2001
	£000	£000	£000	£000	£000	£000	£000
At January 1	13,904	73,870	27,218	17,902	(103,058)	29,836	11,876
Allotment of shares	2	2	—	—	—	4	9
Issue of shares in respect of acquisition	—	—	—	—	—	—	34,197
Issue of shares in respect of rights issue	3,371	7,583	—	—	—	10,954	—
Expense on issue of shares	—	(1,117)	—	—	—	(1,117)	(919)
Credit for share options and deferred bonus share awards (Note 23)	—	—	—	—	36	36	44
Loss for the year	—	—	—	—	(13,202)	(13,202)	(15,371)
Exchange movement	—	—	—	—	(1)	(1)	—

At December 31	17,277	80,338	27,218	17,902	(116,225)	26,510	29,836

25 Cash flow statement

Reconciliation of operating loss to net cash outflow from operating activities

	Year end December 31
	2002	2001	2000
	£000	£000	£000
Operating loss	(14,278)	(18,352)	(9,377)
Depreciation	1,478	1,201	212
Amortization	1,168	879	—
Exceptional impairment of tangible fixed assets	3,265	—	—
Net loss on disposal of tangible fixed assets	—	16	—
Long term incentive scheme	36	44	27
(Decrease)/ increase in provision for liabilities and charges	2	(10)	20
Decrease/ (increase) in debtors	711	734	(253)
Increase/ (decrease) in creditors	975	(2,573)	17
(Decrease)/ increase in deferred income	(8,498)	14,225	—

Net cash outflow from operating activities	(15,141)	(3,836)	(9,354)

Cash	flow in respect of exceptional reorganization costs was £nil (2001: £1,035,000, 2000: nil).

Analysis of net funds

	At Jan 1 2002	Cash flow	Other non cash	At Dec 31 2002
	£000	£000	£000	£000
Cash at bank and in hand	8,973	(6,341)	—	2,632
Short-term deposits	12,843	3,288	—	16,131
Current asset investments	2,184	—	(1,730)	454
Finance leases	(14)	11	—	(3)

	23,986	(3,042)	(1,730)	19,214

26 Related party transactions

Transactions with Group companies

The Company has taken advantage of the exemption available to parent companies under FRS 8 ‘Related Party Disclosures’ not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the Company’s wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited.

During the year, the Group recharged expenses of £185,000 (2001: £126,000) to Phogen Limited. The amount outstanding due to the Group at December 31, 2002 was £51,000 (December 31, 2001: £194,000).

There were no material transactions with other related parties during the year.

27 Subsequent events

On January 15 2003, the Group announced that it had reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust (“ImmuLogic”) under which Xenova has bought out the remaining ImmuLogic rights to future milestone and royalty payments relating to two of Xenova’s development stage vaccine programs, TA-CD and TA-NIC, for £0.6m.

In order to fund the buyout of ImmuLogic’s interests, Xenova has raised £0.7m, before expenses, through the placing for cash of 1,766,235 new ordinary shares of 10 pence each. The new shares, which represent approximately 1.02 per cent of the Company’s issued share capital prior to the placing, were placed by Nomura International plc at a price of 38.5 pence per share. Following this transaction, the total number of shares in issue was 174.5 million.

28	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (“UK and US GAAP”)

The consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The following is a summary of the material adjustments to the loss and shareholders’ equity that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated profit and loss accounts

		Year ended December 31
	Note	2002	2001	2000
		£000	£000	£000
Loss for financial year as reported under U.K. GAAP		(13,202)	(15,371)	(9,305)
US GAAP Adjustment:
Impairment of fixed assets	i	3,265	—	—
Unrealized (gain)/loss on current asset investments	ii	—	(1,279)	1,279
Share compensation charges	iv	(84)	(300)	(70)
Acquisition of Cantab	vii	—	(31,202)	—
Amortization of goodwill	viii	1,168	—	—

		(8,853)	(48,152)	(8,096)

Total loss per share		(6p )	(39p )	(13p )

Reconciliation of Shareholder’ equity
		December 31
		2002	2001	2000
		£000	£000	£000
Shareholder funds as reported under UK GAAP		26,510	29,836	11,876
Impairment of fixed assets	i	3,265	—	—
Share compensation charges	iv	2	(10)	20
Acquisition of Cantab	vii	—	(9,568)	—
Amortization of goodwill	viii	1,168	—	—

Shareholders equity under US GAAP		30,945	20,258	11,896

i Impairment of fixed assets

In accordance with UK GAAP, as set out in Note 4, an impairment charge has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business. Under US GAAP this charge will not be charged to the profit and loss account, as the undiscounted cash flows from the Cambridge Facility, the smallest component entity, exceeded the carrying value of the Cambridge Facility’s assets.

ii Unrealized (gain)/loss on current asset investments

In accordance with UK GAAP the Cubist shares held by the Group in current asset investments are stated at the lower of cost and net realizable value. In 2002, 2001 and 2000, the estimated changes in net realizable value have been reflected within the profit and loss account (2002: £1,730,000 loss, 2001: £463,000 gain, 2000: £1,279,000 loss). Under US GAAP unrealized gains and losses are not reflected in shareholders’ equity until the investment is sold, unless a loss is estimated no longer to be temporary in which case it is recognized in the profit and loss account. There is no adjustment to U.S. GAAP in 2002 as the U.K. GAAP loss of £1,730,000 is assumed to be permanent and is hence also reflected in the U.S. GAAP results. The US GAAP adjustment of £1,279,000 in 2001 represents the write back of the £463,000 gain having passed through the UK GAAP profit and loss account and the £816,000 other than temporary loss in value recognized under UK GAAP passed through the profit and loss account under US GAAP. The US GAAP adjustment of £1,279,000 in 2000 represents the write back of the loss having passed through the UK profit and loss account.

iii Deferred tax

Following the introduction of Financial Reporting Standard No. 19 – ‘Deferred tax’, under UK GAAP, deferred income taxes are accounted for only when transactions or events that result in the right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. Under US GAAP, deferred taxes are accounted for on all temporary differences and a

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (“UK and US GAAP”)—(continued)

valuation allowance is established to reduce deferred tax assets to the amount which “more likely than not” will be realized in future tax returns.

In accordance with SFAS No. 109, an analysis of deferred taxation is set out below:

	December 31
	2002	2001
	£000	£000
Depreciation less than capital allowances	(1,156)	(1,204)
Trading losses	31,631	30,798

	30,475	29,594
Less: valuation allowance	(30,475)	(29,594)

	—	—

iv Accounting for share compensation arrangements

The Company has granted certain performance related shares. Under UK GAAP the value of such grants is measured by reference to the fair value of the shares granted on the date of grant and at no subsequent date (even for variable plans) and compensation is recognized over the period of performance. Compensation expense is accrued beginning with the period in which it is considered probable that such criteria will be met.

Under US GAAP (ABP 25) while the value of such grants is measured by reference to the fair value of grant shares on the date of grant, such value (and the related compensation recognized) is adjusted for subsequent changes in the fair value of shares awarded through the date related performance targets that have been met.

In accordance with Urgent Issues Task Force Abstract 25 ‘National Insurance Contributions on Share Option Gains’ the Group has provided for the employers’ National Insurance payable on unapproved options granted after 5 April 1999. In accordance with US GAAP taxation is only charged upon exercise of the option. In respect of share compensation arrangements at December 31, 2002, £6,000 was written back to the profit and loss account (2001: £34,000 charged, 2000: £47,000 charged) under UK GAAP. In accordance with US GAAP, the amount charged would be £78,000 (2001: £334,000, 2000: £117,000). The reconciling differences between U.K. and U.S. GAAP in shareholders’ funds reflect the difference between the taxation charges only.

v Joint Ventures

Under UK GAAP, the Group’s share of turnover of the joint venture and of the operating profit, exceptional items, interest and tax of the joint venture and associate are all presented separately.

Under US GAAP, the Group’s share of profits and losses of the joint venture and of the associate is presented at a post-tax level.

vi Consolidated statements of cash flows

Under UK GAAP, the Consolidated Cash Flow Statements are presented in accordance with UK Financial Reporting Standard No. 1, as revised (“FRS 1”). The Statements prepared under FRS 1 present substantially the same information as that required under U.S. GAAP as required by SFAS No. 95.

Under UK GAAP, the Company’s cash comprises cash in hand and at bank (net of bank overdrafts). Under US GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under US GAAP, bank overdrafts are classified within financing activities, and cash and cash equivalents are not offset by book overdrafts repayable within 24 hours from the date of the advance, as is the case under UK GAAP.

Under UK GAAP, cash flows are presented for operating activities; dividends received from associated undertakings; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Dividends paid by subsidiary undertakings, minority interests, equity dividends paid and management of liquid resources would be included within financing activities under US GAAP.

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (“UK and US GAAP”)—(continued)

A summary of the Company’s operating, investing and financing activities, classified in accordance with US GAAP, is as follows:

	Year ended December 31
	2002	2001	2000
	£000	£000	£000
Cash used by operating activities	(12,234)	(958)	(8,748)
Cash (used)/provided in investing activities	(649)	13,257	(303)
Cash provided/(used) by financing activities	6,542	(3,641)	6,729

Net (decrease)/increase in cash and cash equivalents	(6,341)	8,658	(2,322)

Effect of foreign exchange rate changes	—	2	2
Cash and cash equivalents under US and UK GAAP at the beginning of the year	8,973	313	2,633

Cash and cash equivalents under US GAAP at the end of the year	2,632	8,973	313
Short-term deposits and investments	16,585	15,027	11,920

Cash and liquid resources under UK GAAP at the end of the year	19,217	24,000	12,233

vii Acquisition of Cantab

Following the acquisition of the Cantab Pharmaceuticals Plc Group in 2001, the following adjustments were made in 2001 in accordance with US GAAP:

Purchase price

Under US GAAP the value of the Xenova shares issued in exchange for Cantab shares is based upon the time of the announcement (February 19, 2001) rather than the date of acquisition (April 6, 2001) as per UK GAAP. The movement in the Xenova share price between the time of announcement (80p per share) to the date of acquisition (49p per share), increases the value of the purchase price by £21,634,000.

Net assets acquired

In accordance with US GAAP (APB 16) the tangible fixed assets, intangible fixed assets, in process research and development, workforce in place and goodwill assets have been determined at the date of acquisition as set out below:

£’000
Net assets acquired under UK GAAP	23,258
Adjustment in respect of redundancy provision	(541)

22,717
In process research & development	32,495
Workforce in place	846

56,599
Total consideration including expenses	56,599

Goodwill	Nil

In accordance with US GAAP (EITF 95-3)            , an adjustment of £541,000 was made to the opening net assets position under UK GAAP to reflect the redundancy costs arising following a reorganization of the Cantab Group after the acquisition. In accordance with UK GAAP these costs were expensed in 2001.

Summary

28.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (“UK and US GAAP”)—(continued)

In accordance with US GAAP the In process research and development (£32,495,000) was written off to the profit and loss account, and the workforce in place value was capitalized and amortized over 5 years (charge £127,000 in period since acquisition in 2001).

The impact on the profit and loss account for the year ended 2001 under US GAAP was:

£’000
Amortization under UK GAAP	879
In process research & development write-off under US GAAP	(32,495)
Workforce in place write-off under US GAAP	(127)
Provision for reorganization costs made under US GAAP	541

Net impact under US GAAP	(31,202)

The net impact on shareholders’ funds at December 31, 2001 under US GAAP was:

£’000
Difference in consideration issued under US GAAP	21,634
Less profit and loss impact under US GAAP	(31,202)

(9,568)

viii Goodwill

In 2002, the Group adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and other intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually. At January 1, 2002, because workforce in place does not meet FAS 142 for separate recognition, this balance was reclassified into goodwill. Prior to January 1 2002, the Group amortized the workforce in place asset over its useful economic life of 5 years. Also at January 1, 2002, the Company ceased amortization of goodwill under US GAAP. At December 31 2002, the Group completed an impairment review of its goodwill balance under US GAAP and no adjustment to this asset was made.

This adjustment represents the amortization expense related to goodwill, under UK GAAP, which was £1,168,000 for the 12 months ended December 31 2002 (2001: £879,000).

29 Subsequent event

On May 12, 2003, the Group announced the cessation of the Phase III trials of tariquidar, the Group’s lead development product. The Group has undertaken a cost saving reorganization following the cessation of these trials, which has included a head-count reduction and program prioritization, and going forward Xenova will focus on its key development programs (see ITEM 4 - Information on the Company - B. Business Overview).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC
(Registrant)

Date: June 26, 2003	/s/ Daniel Abrams
Daniel Abrams
Group Finance Director and Company Secretary

CERTIFICATIONS

I, David Oxlade, certify that:

1.       I have reviewed this annual report on Form 20-F of Xenova Group Plc;

2.       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003	/s/ David Oxlade
David Oxlade
Chief Executive Officer

CERTIFICATIONS

I, Daniel Abrams, certify that:

1.       I have reviewed this annual report on Form 20-F of Xenova Group Plc;

2.       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.       The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ Daniel Abrams
Daniel Abrams
Finance Director