Form 20-F
period 2003-12-31
XENOVA GROUP PLC
filed 2004-06-29
CIK 894770

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-23584

XENOVA GROUP PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction or incorporation or organization)

957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class registered	Name of each exchange on which registered
Ordinary Shares of 1p each	London Stock Exchange
American Depositary Shares, evidenced by American
Depository Receipts, each representing ten Ordinary Shares	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares	431,483,887 – as at December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☒    Item 18  ☐

i

ii

INTRODUCTION

As used in this annual report (Annual Report), unless the context indicates otherwise, the terms “we,” “us,” “our” and similar terms, as well as the terms “Company”, “Xenova” and “Group” refer to Xenova Group plc and include our wholly owned trading subsidiaries: Xenova Limited and Xenova Research Limited, formerly named Cantab Pharmaceuticals Research Limited, and Xenova Biomedix Limited, formerly KS Biomedix Limited. We acquired Cantab Pharmaceuticals Research Limited upon our merger with Cantab Pharmaceuticals plc (Cantab) in May 2001 and Xenova Biomedix Limited through the acquisition of KS Biomedix Holdings plc (KS Biomedix) in September 2003. The term “Ordinary Shares” refers to the Ordinary Shares, par value 1 pence per share, of Xenova Group plc. The par value of the Ordinary Shares was reduced from 10 pence to 1 pence in December 2003 at the time of the U.K. Placing, U.S. Private Placement and Open Offer; see Item 9.C. “The Offer Listing Details - Markets” for additional details.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this annual report that are based on the beliefs of our management as well as assumptions made by us and information currently available to us. These statements include those addressed to the completion of research and clinical trials involving our products, the receipt of regulatory approvals, the acquisition of other companies in the biopharmaceutical industry and the integration thereof into our Group, the adequacy of our capital resources, trends relating to the biopharmaceutical industry and others. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend”, “will” and “may” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.

Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance or achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially in “Item 3—Key Information—Risk Factors”, “Item 4—Information on the Company—Business Overview—Government Legislation” and “Item 5—Operating and Financial Review and Prospects” in our reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the following:

•	the results of research and pre-clinical and clinical trials involving our products

•	the failure to receive regulatory approvals on a timely basis or at all and to maintain them once received

•	the loss of or inability to obtain patent or trademark protection for certain products;

•	the failure to maintain adequate capital resources

•	the difficulties inherent in integrating acquired businesses into the Company’s business operations

•	the introduction of competing products by other companies or other events that change anticipated levels of demand for products

•	the lack of acceptance of any new products we may develop

•	failure of government agencies and other third party payers to reimburse drug and treatment costs of our products

•	changes in currency exchange rates and interest rates

•	changes in general economic and business conditions

•	the outcome of pending legal proceedings

•	the failure of our development, manufacturing and marketing partners to perform our contractual obligations

•	the decision of our research and development partners to terminate their collaborations with us

•	changes in business strategy

•	unidentified side effects of, or adverse publicity in respect of, our products

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein.

CURRENCY TRANSLATIONS; EXCHANGE RATES

We publish our consolidated financial statements in sterling. In this Annual Report, references to “sterling” or “£” are to U.K. currency and references to “U.S. dollars” or “$” are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain sterling amounts into or from U.S. dollars at a specified rate. These translations should not be construed as representations that the sterling amounts actually represent such U.S. dollar amounts or could be converted into or from U.S. dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of sterling into or from U.S. dollars have been made at £1.00 to $1.7842, the noon buying rate in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) on December 31, 2003.

The following table sets forth, for the months indicated, the high and low Noon Buying Rate for sterling expressed in U.S. dollars per £1.00. On June 11, 2004 the Noon Buying Rate was £1.00 to $1.82.

Month	Highest Rate During Period	Lowest Rate During Period
December 31, 2003	1.78	1.72

January 31, 2004	1.85	1.79

February 28, 2004	1.90	1.81

March 31, 2004	1.86	1.79

April 30, 2004	1.86	1.77

May 31, 2004	1.84	1.75

June (to June 11)	1.84	1.82

The average noon buying rates for sterling expressed in U.S. dollars per £1.00, calculated by using the average of the Noon Buying Rates on the last day of each month during the year, for 1999, 2000, 2001, 2002 and 2003 are 1.6179, 1.5105, 1.4400, 1.5084 and 1.6449 respectively.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated statement of operations data presented below for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data at December 31, 2002 and 2003 are derived from our Consolidated Financial Statements, included elsewhere in this document, which have been audited by PricewaterhouseCoopers, Uxbridge, U.K., independent chartered accountants. The selected consolidated statement of operations data for the year ended December 31, 1999 and for the year ended December 31, 2000, and the consolidated balance sheet data at December 31, 1999, December 31, 2000 and December 31, 2001 are derived from audited financial statements not included herein but available in previous filings.

The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the material adjustments to profit and shareholders’ equity that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP, see Note 30 of Notes to Consolidated Financial Statements.

The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein.

Consolidated Statement of Operations Data:

	Year Ended Dec 31 2003 £000	Year Ended Dec 31 2002 £000	Year Ended Dec 31 2001 £000	Year Ended Dec 31 2000 £000	Year Ended Dec 31 1999 £000
Turnover (including share of joint ventures)	7,710	12,701	1,877	78	383
Discontinued operations	—	—	—	—	2,310
Less: share of joint ventures revenue	(11)	(457)	(95)	—	—

	7,699	12,244	1,782	78	2,693

Operating expenses

Research and development	15,072	17,657	15,374	7,422	7,793
Discontinued operations	—	—	—	—	3,501

	15,072	17,657	15,374	7,422	11,294

Administrative expenses	4,748	4,339	2,961	2,033	2,002
Exceptional reorganization costs	3,161	3,821	1,035	—	—
Amortization of goodwill	1,486	1,168	879	—	—
Discontinued operations	—	—	—	—	323

	9,395	9,328	4,875	2,033	2,325

Other operating income	449	463	115	—	—

Total net operating expenses	24,018	26,522	20,134	9,455	13,619

Operating loss	(16,319)	(14,278)	(18,352)	(9,377)	(10,926)

Consolidated Statement of Operations Data:

	Year Ended Dec 31 2003		Year Ended Dec 31 2002		Year Ended Dec 31 2001		Year Ended Dec 31 2000		Year Ended Dec 31 1999
Share of operating profit/(loss) of joint venture	213		169		(33)		—		—

Total operating loss: Group and share of joint ventures	(16,532)		(14,109)		(18,385)		(9,377)		(10,926)

Profit on sale of businesses
Profit on disposal	—		—		—		—		271
Adjustment to Discovery consideration	—		—		—		(1,279)		—

Loss on ordinary activities before interest	(16,532)		(14,109)		(18,385)		(10,656)		(10,655)

Net interest and amounts written (off) back from investments	574		(1,104)		1,217		661		541

Loss on ordinary activities before taxation	(15,958)		(15,213)		(17,168)		(9,995)		(10,114)

Tax loss on ordinary activities	954		2,011		1,797		690		—

Retained loss for the year attributable to members of Xenova Group Plc	(15,004)		(13,202)		(15,371)		(9,305)		(10,114)

Net loss per share (basic and diluted)	7.1	p	9.0	p	12.6	p	15.4	p	21.6	p
Loss per share from continuing operations	7.1	p	9.0	p	12.6	p	15.4	p	19.0	p
Shares used in computing loss per share (thousands) (1)	212,437		147,484		121,596		60,486		46,870

Consolidated Balance Sheet Data:	Year Ended Dec 31 2003 £000		Year Ended Dec 31 2002 £000		Year Ended Dec 31 2001 £000		Year Ended Dec 31 2000 £000		Year Ended Dec 31 1999 £000
Cash and short term investments	27,507		19,217		24,000		12,233		10,081
Working capital	24,695		11,273		9,715		11,353		9,792
Total assets	59,007		37,630		48,519		14,286		13,871
Long term obligations	(1,766)		—		(221)		—		—
Accumulated deficit	(130,427)		(116,225)		(103,058)		(87,731)		(78,507)
Shareholders’ equity	48,334		26,510		29,836		11,876		11,620

Results under U.S. GAAP:
Retained loss	(24,736)		(8,853)		(48,152)		(8,096)		(7,947)
Net loss per share	12	p	6	p	39	p	13	p	17	p
Shareholders’ equity (2)	24,951		21,377		20,258		11,806		11,620
Shares used in computing loss per share (thousands) (1)	212,437		147,484		121,596		60,486		46,870
(1)	The change in par value of Ordinary Shares in December 2003 had no impact on the number of shares used in computing loss per share.
(2)	2002 figure re-stated. For further information see Note 30 in Notes to the Financial Statements included in Item 17.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

Our Company has a History of Accumulated Losses

We are a biotech company with a history of operating losses. As at December 31, 2003, our accumulated losses since our inception were £130,427,000 ($232,708,000). KS Biomedix was acquired by us in September 2003 pursuant to a recommended offer, and as at May 31, 2003 the KS Biomedix Group’s accumulated losses since inception (as extracted from the consolidated accounts of the KS Biomedix Group for the year ended May 31, 2003) were £56,088,000 ($100,072,000). We expect to continue to incur operating losses over a number of years and may never be profitable. There is no assurance that we will ever achieve significant revenues or profitability, and thus there is also no assurance that we will ever pay dividends to shareholders. This could impair our ability to sustain operations and obtain any required additional funding.

We May Have Difficulty in Realizing the Benefits of the KS Biomedix Acquisition

There can be no assurance that the integration of our operations with those of KS Biomedix will realize the benefits expected by our Directors from the integration. If the benefits expected to be created for shareholders from the integration are not be realized, our business and results of operations could be adversely affected.

We May Require Additional Funds for Working Capital and/or Other General Corporate Purposes

Our future capital requirements to continue the development of our technologies and to complete the commercialization of our drug candidates will be substantial and will be influenced by many factors including milestone payments received under collaboration, licensing or other agreements, the progress of research and development projects and the filing, defense and enforcement of patent rights. We are of the opinion that our available cash resources, according to the current business plan, will be sufficient to fund our operating losses for at least the 12 months following from the date of publication of this document.

If we seek to raise any funds we need through public equity offerings, dilution to then existing shareholders may result. There can be no assurance that the proposed equity fundraising or any other fundraising will be successful. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs in addition to the prioritization of programs which we have undertaken. We may also be forced to license compounds or technology to others that we would prefer to develop internally until a later and potentially more lucrative stage. If we are required to raise additional funds through collaborations and other licensing arrangements, we may have to relinquish our rights to some of our compounds or technologies or grant licenses on unfavorable terms.

Rapid Technological Changes May Adversely Affect Us

The pharmaceutical industry is rapidly evolving and developments are likely to continue at a rapid pace. Technological competition from existing pharmaceutical and biopharmaceutical companies and others diversifying into the field is intense and expected to increase. Additionally, there can be no assurance that we will be able to keep pace with technological developments.

We May Encounter Significant Obstacles in the Development of Pharmaceutical Products

We are involved in the discovery and development of pharmaceutical products for our behalf and in collaboration with other pharmaceutical companies. Our products are at an early stage of development and we have not yet completed the full clinical development of any of our products. Significant further investment will be required on an ongoing basis to undertake research and development. Laboratory and clinical testing and regulatory approvals will be required prior to the licensing or sale of any of our drug candidates. Pre-clinical studies and clinical trials may disclose significant technical obstacles that need to be overcome before obtaining required regulatory approvals. Results of pre-clinical studies are not necessarily indicative of results that will be obtained in human clinical trials. No assurance can be given that our product development efforts will be successful, that any potential product will be safe and efficacious, that required regulatory approvals will be obtained, that our products will be capable of being produced in commercial quantities at an acceptable cost, or that any products, if introduced, will achieve market acceptance. Furthermore, any products that may be developed through our research and development programs will not be commercially available for several years, if at all.

Obtaining Regulatory Approval for the Manufacture and/or Marketing of Products is Costly, Time Consuming and Limits the Scope of our Business Activities

The clinical evaluation, manufacture and marketing of our drug candidates and our ongoing research and development activities are subject to regulation by government and other regulatory agencies in the countries where we or any of our potential licensees or collaborators intend to test or market products. Of particular importance is the requirement, existing in most countries, to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable such product to be marketed in that country. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. Many countries, including all members of the E.U. and the U.S., have very high standards of technical appraisal and, accordingly, the clinical trial process is, in most cases, very lengthy. The time taken to obtain such approval in particular countries varies, but it can be up to five years from the date of application. There can be no assurance that any of our drug candidates will successfully complete the clinical trial process or that regulatory approvals to manufacture and market our drug candidates will ultimately be obtained.

Furthermore, each regulatory authority may impose its own requirements (by, for instance, restricting a product’s indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product may have been approved by another country’s authority.

If regulatory approval is obtained, the product and its manufacturer are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. If there are changes in the application of legislation or regulatory policies or problems are discovered with the product or the manufacturer or if we fail to comply with regulatory requirements, the regulators could impose fines against us, impose restrictions on the product, its manufacturer, or us, require us to recall or remove a product from the market, suspend or withdraw its regulatory approvals, require us to conduct additional clinical trials, require us to change our product labeling, or require us to submit additional marketing applications. If any of these events occur, our ability to sell our products may be impaired and we may incur substantial additional expense to comply with the regulatory requirements. In addition, in certain countries, even after regulatory approval, we are still required to obtain price reimbursement approval. This may delay the marketing of our products or, when approval cannot be obtained, mean that the product cannot be sold at all.

Our Products May Never Be Commercially Successful

There is a possibility that any product that we bring to market may not be commercially successful. Our success depends on acceptance of our products by the market, including by the medical community and third party payers, and consequently our progress may be adversely affected if we are unable to achieve market acceptance of our products.

Success is Highly Dependent on Collaborators

A significant part of our future revenues will be derived from licensing and collaboration agreements with third parties.

There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for our as yet un-licensed drug candidates or for the future exploitation of our technologies. There is also no assurance that we will be able to reserve any territorial marketing rights in any such licensing or other agreements. In addition, there can be no assurance that any company which enters into an agreement with us will not pursue alternative technologies either on its own or in collaboration with others, including our competitors, as a means of developing treatments targeted by our products. Furthermore, there is no guarantee that we will be able to ensure that our collaborators will devote sufficient resources to collaborations with us or that our drug candidates can be developed and commercialized without these collaborators.

Our agreements with collaborators and other third parties may contain indemnities which have been given by us and which relate to costs, damages, losses and other liabilities connected with matters such as infringement, unauthorized use of patents and other rights owned by other parties, product liability and the use of information and materials provided by us. There can be no assurance that any claim by a collaborator or other third party under one or more of these indemnities would not materially and adversely affect our business.

There can be no assurance that if we are unsuccessful in raising additional funds necessary for the continued development of our products portfolio that existing collaborators and partners would be either willing or able to continue to support and develop these products. Any decision by a partner or collaborator to withdraw their support may have a consequent impact on our financial position.

Our Existing Supply, Manufacturing and Sales Capabilities are Limited

Our sources of supply for components we need to conduct our development work may be limited to a restricted number of suppliers. These suppliers may be unwilling or unable to meet our future needs. Replacing one of these suppliers or finding additional suppliers may result in delays to our development work and our clinical trials.

There can be no assurance that our product candidates will be capable of being produced in commercial quantities at an acceptable cost.

Where we are dependent upon third parties for the manufacture of certain drug candidates or future products, our ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and our ability to develop and deliver such material on a timely and competitive basis may be adversely affected.

We also currently have no pharmaceutical product marketing or sales capabilities. To the extent that we reserve the right to market some or all of our future products, significant additional expenditure, management resources and time will be required to develop a marketing and sales force.

Our Competitors May Have Greater Resources and Superior Products and May Launch Competitive Products Before We Do

Our competitors include, amongst others, major pharmaceutical and biotechnology companies having substantially greater resources than us. There is no assurance that our competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by us or which would render our technologies and/or products obsolete and/or otherwise uncompetitive. Although we have collaborative arrangements with several of these companies, these arrangements usually do not prevent the collaborators from competing with us or from collaborating with our competitors. Several companies are working on some of the molecular or cellular targets we selected. Further, several companies are engaged in the research and development of therapeutic products that may compete with our and our collaborator’s products.

Third-Party Reimbursement, Health Care Cost Containment Initiatives and Treatment Guidelines May Impede Our Ability to Commercialize Our Products

Our and our partners’ ability to commercialize products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities (including the United Kingdom National Health Service), private health coverage insurers and other organizations. There is uncertainty as to the reimbursement status of newly-approved healthcare products, and there is no assurance that adequate health administration or third party coverage will be available to us or our partners to obtain satisfactory price levels. In addition, there is increasing pressure from certain governments to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing in some cases to provide any coverage for uses of approved products for disease conditions for which the relevant regulatory agency has not granted marketing approval. All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly on the pharmaceutical industry as a whole or in part. As with all other pharmaceutical groups, we are subject to any such governmental actions.

Our American Depositary Receipts May be Delisted from the NASDAQ National Market

Our American Depositary Receipts (ADRs) are quoted on the NASDAQ National Market (the NNM). If we were to fail to meet the NNM maintenance criteria we could be de-listed from the NNM. In such an event, persons holding ADRs who wished to trade such ADRs on the London Stock Exchange (LSE) would first be required to convert their ADRs into Ordinary Shares through the facilities provided by our Depositary, the Bank of New York. The Bank of New York currently charges investors a fee of $5 for each 100 ADRs converted into Ordinary Shares.

We May Now or in the Future be in Violation of Certain Laws Relating to Restrictions of Competition Which Such Violations Could Result in Significant Fines Imposed on Us

Our activities are subject to competition law, including Article 81(1) (ex Article 85(1)) of the Treaty of Rome. Article 81(1) prohibits agreements (as well as arrangements and concerted practices) which restrict competition within the E.U. and which may affect trade between European Union (E.U.) Member States. Provisions of agreements restricting competition within the meaning of Article 81(1) are void. The European Commission may impose fines on parties entering into such agreements of up to 10% of their respective worldwide turnover in the preceding business year. Persons who have suffered loss by reason of the anti-competitive restrictions may claim for damages against those parties. Agreements satisfying certain criteria are automatically exempt from the application of Article 81(1) by virtue of block exemptions. Parties to an agreement not covered by a block exemption may apply to the European Commission for an individual exemption. For practical purposes, a similar benefit to an individual exemption can be achieved by obtaining a non-binding “comfort letter” from the European Commission.

Provisions of a number of licensing and collaboration agreements to which we are a party are arguably restrictive of competition under Article 81(1). This may also be the case with future marketing and distribution agreements entered into by us. We determine on an agreement-by-agreement basis whether an automatic block exemption from the application of Article 81(1) applies to an agreement and, if it does not, whether to apply to the European Commission for an exemption under Article 81(3) from the application of Article 81(1). If a block exemption is not applicable, until such time as an individual exemption is obtained from the European Commission pursuant to a notification, agreements or provisions of an agreement which are restrictive of competition under Article 81(1) are unenforceable.

Effective May 1, 2004, a new E.U. regulation abolishes the current system of notifications (modernization). After this date, individual exemptions and comfort letters will not be available from the European Commission. Under modernization, Articles 81(1) and 81(3) will both be directly enforceable by the European Commission, European Community Courts and the national courts and national competition authorities of each E.U. Member State. This means that from the date of modernization, the Group will have to determine for itself if agreements to which it is a party infringe Article 81(1) and if so whether the criteria for an exemption under Article 81(3) are met.

A regime which is broadly similar to the current E.U. regime operates in the United Kingdom under the Competition Act 1998. Like Article 81, it involves a notification and fining regime (fines may be up to 10% of U.K., rather than worldwide, turnover, but over a maximum of three years). The principal difference is that under the Competition Act there is no need for an effect on trade between E.U. Member States.

If We Fail to Obtain Adequate Intellectual Property Protection for Our Products, Competitors May Be Able to Take Advantage of Our Efforts. We May also be Subject to Intellectual Property Claims. In Addition, Our Rights to Use Certain Intellectual Property May Be Restricted by Agreement

Our commercial success depends to a great extent on our ability and/or that of our licensors to obtain patent protection for products in Europe, the U.S. and other countries and to preserve the confidentiality of our own and our collaborators’ know-how. We may not be able to develop products which are patentable, and any patents we may obtain may not be sufficiently broad in their scope to provide protection for our intellectual property rights and exclude competitors with similar technology. There is no assurance that obligations to maintain our or our collaborators’ know-how will not be breached or otherwise become known in a manner which provides us with no recourse.

Patent applications, in general, are not published until 18 months after the date of priority applications, and in the U.S. some are not published until the time of grant. Details of new discoveries tend to become public knowledge only some time after the actual discovery and we cannot be certain that we or our licensors were the first to make the inventions covered by each pending application or that we or our licensors were the first to file patent applications for such inventions. No assurance can be given that any patent application will ultimately be granted.

Rights of ownership over, and rights to license and use, intellectual property depend upon a number of factors, including the circumstances under which the intellectual property was created and the provisions of any agreements and other arrangements covering such intellectual property. In relation to certain contractual arrangements and in making patent applications we have relied upon, and will continue to rely upon, information and obligations in these respects provided by third parties. If the information which is or has been provided to us is inaccurate or incomplete or if such third parties breach their contractual obligations, if any, to us, this may affect our entitlement to be granted patents or to be licensed patents from others particularly in relation to those programs in which patent applications have not yet proceeded to grant or have only recently been granted. There can be no assurance that this would not have a material and adverse effect on our business.

Where our right to use intellectual property is by way of a license or an option to take a license, such licenses may restrict our rights to certain fields of use or product applications. Furthermore, such licenses may be wholly or partly terminable or such options may be lost if certain circumstances arise, for example, if we fail to meet agreed performance targets. Similarly, where we own intellectual property, we may have agreed to restrict ourselves in the use of such intellectual property to certain fields of use or product applications and may have granted or agreed to grant or reserve to collaborators and other third parties the right to use such intellectual property in other fields of use or product applications. In addition, if certain circumstances arise, for instance if we fail to meet agreed performance targets or no longer wish to maintain or exploit such intellectual property, a collaborator or other third party may have the right or an option to be granted ownership or a license over such intellectual property whilst giving limited, if any, compensation to us.

If there is a dispute over intellectual property, we may incur substantial costs. We may have to initiate litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities and require us to obtain appropriate licenses under these patents or cease and/or alter certain activities or processes, or develop or obtain alternative technology. We could incur substantial costs in any litigation or other proceeding relating to patent rights, even if it is resolved in our favor. Some of our competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than we can because of their substantially greater resources. In addition, uncertainties relating to any patent, pending patent or intellectual property litigation could have a material adverse effect on our ability to bring a drug candidate to market, enter into collaborations in respect of the disputed or other drug candidates, or raise additional funds.

We May Be Subject to Product Liability Claims and May Not Have Adequate Insurance to Protect Our Business from Being Adversely Affected from Such Claim

Our business will expose us to potential product liability risks which are inherent in research and development, pre-clinical studies, clinical trials, manufacturing, marketing and the use of human therapeutic products. In addition, it may be necessary for us to secure certain levels of insurance as a condition to the conduct of clinical trials. There can be no assurance that future necessary insurance coverage will be available to us at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by us now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect the business.

Compliance with Environmental and Safety Regulations is Costly

We are subject to environmental and safety laws and regulations, including those governing the use of hazardous material. The cost of compliance with these, and future, regulations is substantial. Despite our precautions for handling and disposing of such materials, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, resulting liabilities could have a material adverse impact on our business, financial condition and/or results of operations.

The Loss of Key Employees Could Have an Adverse Effect on Our Business

The loss of key employees could weaken our scientific and management capabilities, adversely affecting our ability to achieve planned development objectives and business. We are significantly dependent on certain scientific and management personnel. We will endeavor to ensure that the principal members of our management and scientific team are suitably incentivized but the retention of such staff cannot be guaranteed. Our business is highly dependent on employees who have an in-depth and long-term understanding of their companies’ technologies, products, programs and collaborative relationships. The loss of these key employees and our inability to recruit new employees to replace them could have a negative impact on our business and prospects.

Persons Owning Ordinary Shares and Warrants May be Subject to Substantial Price Fluctuations

The Ordinary Shares and the Warrants may fluctuate in value substantially. The share price of publicly traded biotechnology and emerging pharmaceutical companies can be highly volatile. The price at which our securities will be quoted and the price which investors may realize for their securities will be influenced by a large number of factors, which could include the performance of both our and our competitors’ research and development programs, termination of collaborations by us or our partners, large purchases or sales of our shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

U.S. Persons Owning Xenova ADRs May be Subject To Certain Restrictive U.S. Securities Laws

U.S securities laws may restrict the ability of U.S. persons who hold our ADRs from participating in certain rights offerings, share dividends or other transactions involving our securities which may occur in the future.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

Xenova Group plc is a biopharmaceutical company based in the U.K. We were incorporated under the laws of England and Wales pursuant to the U.K. Companies Act 1985, as amended on March 19, 1992 (registered number 2698673) to establish drug discovery technologies and to discover and develop novel drugs both on our behalf and for partner pharmaceutical companies. We focus on the development of novel commercially attractive drugs, primarily for the treatment of cancer and addiction with a secondary focus on immunology. Our address is 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England and our telephone number from the U.S. is 011-44-1753-706600.

We were financed initially by venture capital funds and private investors and, during our first four years, we concentrated on developing drug discovery technologies. In our early years, we also invested in selected target technologies, particularly in the cancer and cardiovascular therapeutic areas. In order to develop our technologies further and to apply them to a range of therapeutic projects, we raised a total of £32.9 million (net) between 1992 and 1995 from individual and institutional investors, including three offerings in the U.S. With this funding, we established our position as an innovator in drug discovery using natural chemical technologies. As our pipeline of drug leads grew, we added key technologies to undertake selected lead optimization programs. We also established our own capabilities to develop drugs, entered into a number of strategic partnerships with pharmaceutical and biotechnology companies, and built a portfolio of drug candidates, which are currently in clinical and pre-clinical development.

In March 1999, we sold our operations known as Xenova Discovery to TerraGen Diversity Inc. (TerraGen). In August 2000, TerraGen entered into an acquisition agreement with Cubist Pharmaceuticals Inc. As a result of these transactions, we received 88,668 shares of Cubist Pharmaceuticals Inc. in exchange for equity and a convertible loan note we held in TerraGen. In July 1999, Exelixis Pharmaceuticals Inc. (Exelixis) acquired the majority of the assets and the employees of our U.S.-based operations known as MetaXen LLC.

We have sought to extend our lead optimization capabilities and develop our drug candidates further towards the stage at which they may be approved for marketing. We have also sought to extend our commercial research activities with existing and new joint venture partners. As part of this development, we raised a total of £21.3 million, net of expenses, through a placing of Ordinary Shares in the U.K. in December 1996. A further U.K. Public Offering in September 1998 and a placing in July 1999 raised £9.5 million and £1.8 million net of expenses, respectively. Warrants in respect of the 1998 placing, raised £6.6 million in 1999. A Placing and Open Offer in July 2000 raised £9.2 million net of expenses. Warrants linked to this Placing and Open Offer lapsed in October 2001. Exercise of these warrants raised an additional £9,000 in 2001. The exercise period for these warrants was from January 1, 2001 to October 31, 2001. A rights issue on September 11, 2002 raised a further £9.8 million net of expenses. Finally in December 2003 we raised £19.4 million net in a U.K. Placing, U.S. Private Placement and Open Offer of both shares and warrants. Funds raised from inception total £130.4 million gross.

In 2001, we acquired Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc), a biopharmaceutical company based in the U.K. We made a public offer to acquire all the issued shares in Cantab in consideration for the issue of new Ordinary Shares. The offer was declared unconditional as to acceptances in April

2001 and all outstanding Cantab shares were compulsorily acquired from the minority non-accepting shareholders in September 2001. The merger was effected through the issuance of 69,788,451 Ordinary Shares, representing 50.2% of our enlarged issued capital, in exchange for all the issued ordinary shares of Cantab. Cantab focused on the research and development of proprietary biopharmaceuticals, which utilize the highly selective properties of the human immune system for the treatment and prevention of disease.

On September 12, 2003 we announced the acquisition of KS Biomedix Holdings plc. Under the terms of the offer made to KS Biomedix shareholders, 1.0714 Company shares were issued in exchange for every one share held in KS Biomedix. An additional contingent deferred consideration of 10 pence per KS Biomedix share held will be paid in Company shares upon the commercial sale of TransMID™ in either the U.S. or European markets before August 14, 2011. Like us, KS Biomedix was focused on the development of products for the treatment of cancer, particularly for clinical indications where survival prognosis is poor and where there are few, if any, approved products. Following the acquisition and subsequent integration that followed shortly after, we undertook a review of the product pipeline with the aim of prioritizing key candidates/programs for further development in the core business areas of cancer, addiction and immunotherapy. Further details of these programs are set out in Section B below.

In early 2003, the two pivotal Phase III clinical trials using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for non-small cell lung cancer (NSCLC) were halted following a recommendation by the Data and Safety Monitoring Committee (DSMC) which had completed the un-blinded interim review of the data for the two on-going trials. The review of the data arising from the Phase III NSCLC trials has now been completed and confirms that the levels of toxicities associated with the cytotoxic drugs administered to patients in the trial were increased in those patients receiving tariquidar and cytotoxic compared with those receiving placebo and cytotoxic. Further details of this program are set out in Section B below.

Following the cessation of the Phase III studies with tariquidar, we implemented a reorganization which included both personnel reduction and program prioritization. As a result, we are now focusing on our key late stage clinical development programs thereby significantly reducing our research activities.

American Depositary Shares representing our Ordinary Shares have been quoted on NASDAQ since July 1994 and we have had a full listing of our Ordinary Shares on the LSE since December 1996.

A glossary of scientific and other terms used in this annual report, particularly in the Business Overview section is provided at the end of Item 4.

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

More recently, the increased knowledge of disease processes and biological mechanisms that results in part from the application of modern cellular and molecular biological techniques, has allowed drug discovery research to become increasingly focused on specific targets. This approach requires, first, knowledge of a disease process and an identified disease mechanism (the target) that plays a critical role in this process; and, second, technologies that provide biological molecules or chemicals (drug leads) that affect the target in the desired way. Drug leads are increasingly identified from libraries of chemicals or biological molecules using high-throughput screening tests and informatics. This process is known as “drug discovery.”

However, the majority of drug leads do not have all the properties necessary to become commercially successful drugs. Drug leads are, therefore, subjected first to “lead evaluation,” a process carried out to identify which drug leads should be taken forward, and then, in the case of novel chemicals, to “lead optimization,” a process of improvement of the selected drug lead using chemical design technologies to design and generate chemical variants (analogs) of that drug lead. A wide range of pharmacological techniques are also applied at this stage, including pharmacological testing of drug leads in vitro, ex vivo and in vivo disease models. This process produces what is known as a “drug candidate” which will then enter “pre-clinical development.” The pre-clinical development and subsequent clinical development process requires scale-up, formulation, safety studies and a range of other studies to be conducted in accordance with the regulations of the relevant national medicines agencies.

The drug candidate then enters the clinical development stage. “Clinical development” refers to the conduct of human clinical trials, generally in three distinct phases, to assess the safety and efficacy of a drug in treating a specific disease or condition.

Business Strategy and Organization

Xenova focuses its resources on the development of commercially attractive, small molecule and biologic drug candidates that address clear unmet medical needs. Our programs concentrate primarily in the areas of cancer and addiction with a secondary focus on immunotherapy.

We seek to manage risk, reduce cash burn and commercialize our development products through partnering with major pharmaceutical companies and entering into licensing agreements. Through Group companies, our prioritized programs are partnered with significant pharmaceutical partners including Celltech Group Plc (Celltech), Genentech Inc (Genentech), Millennium Pharmaceuticals Inc (Millennium), QLT Inc (QLT), Nycomed Danmark ApS (Nycomed), Ranbaxy Laboratories Limited (Ranbaxy), Sosei Co. Ltd (Sosei), Medison Pharma Ltd (Medison).

We normally aim to finance the development of our prioritized programs ourselves up to completion of Phase II studies, at which point a licensing partner is sought to complete the development and market the product. However, in certain circumstances, we may consider licensing a product at an earlier stage when an attractive commercial agreement can be negotiated or it is beneficial to the development process. We also seek to retain rights to significant geographical territories in order to maximize our value at a later stage.

For our non-prioritized programs, we seek to license these out to a partner with the appropriate in-house expertise to take them forward.

Our business is not subject to seasonal factors, nor are our results currently subject to, or dependent on, any raw materials price volatility.

Research and development expenditure is charged to the profit and loss account as incurred. Research and development expenditure in 2003 was £15,072,000 (2002: £17,657,000 and 2001: £15,374,000).

Turnover analysis	Year ended Dec 31 2003 £000	Year ended Dec 31 2002 £000	Year ended Dec 31 2001 £000
Turnover by geographical destination
United Kingdom	3	171	1,053
North America	6,938	11,243	577
Other European	758	830	152

	7,699	12,244	1,782

We currently operate a single class of business from the United Kingdom. We have entered into collaborative agreements from which we have earned a majority of our non-refundable revenues from other parties to such agreements. The remaining revenue of £0.8 million (2002: £1.0 million, 2001: £0.2 million) arose from contract manufacturing.

Corporate Partnerships, Collaborations and Joint Ventures

We have entered into a number of strategic partnerships and collaborations since we were founded. Our strategy is to continue to enter into collaborations to gain access to know-how, technical capabilities and expertise and to assist in and to fund the development and commercialization of our own drug candidates and drugs. We currently have collaborative agreements with a number of companies, including Celltech, Genentech, Millennium, QLT, Nycomed, Ranbaxy, Sosei and Medison.

Through these partnerships, we have been able to demonstrate important third-party endorsement of our technology and products, in addition to offsetting the considerable risk of product development, leveraging the scientific, personnel and financial resources of our partners and receiving financial returns.

Therapeutic Focus

The primary focus of our drug research and development programs has been novel approaches to the treatment and prevention of cancer. Additionally we have specific programs in addiction and immunotherapy.

Cancer

The primary focus of our development programs is cancer (oncology). Cancer is a therapeutic area in which there is a considerable need for new and better treatments. More than 10 million people are diagnosed with cancer every year and it is estimated that there will be 15 million new cases every year by 2020. Cancer causes 6 million deaths every year – or 12% of deaths worldwide (Source: WHO).

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

Addiction

Xenova is developing therapeutic vaccines for the treatment of nicotine and cocaine addiction. Despite the known health risks, many people who want to give up the use of cocaine or the smoking of cigarettes or other tobacco products find it very difficult to do so. In general, less than 3% of attempts to quit smoking result in sustained (12 months) cessation (British Medical Journal 2004;328;277-9). Smoking cessation is difficult to achieve due to both the addictive properties and the unpleasant withdrawal symptoms. Cocaine is particularly addictive, probably due to the brief euphoric ‘rush’ associated with dosing with cocaine.

Immunotherapy

Immunotherapy is a treatment used to modulate the activity of the immune system. Enhancement of immune function is desirable to fight infectious disease or cancer whereas suppression of the immune system may be required for inflammatory and autoimmune diseases. It is here that Xenova’s OX40 and OX40 Ligand proteins are focused.

Autoimmune disorders are diseases caused by the body producing an immune response against its own tissues. The cause of autoimmune diseases is unknown, but it appears that there may be an inherited predisposition to develop autoimmune disease in many cases. In a few types of autoimmune disease (such as rheumatic fever), a bacteria or virus triggers an immune response, and the antibodies or T-cells attack normal cells because some part of their structure resembles a part of the structure of the infecting germ.

Autoimmune disorders fall into two general types: those that damage many organs (systemic autoimmune diseases), and those where only a single organ or tissue is directly damaged by the autoimmune process (localized). Some of the most common types of autoimmune disorders include rheumatoid arthritis (systemic), type 1 diabetes (localized), multiple sclerosis (systemic) and lupus (systemic).

Inflammation is the body’s reaction to an injury such as an invasion by an infectious agent. Inflammation is characterized by the following three events: (a) an increased blood supply to the affected area; (b) increased capillary permeability caused by retraction of endothelial cells permitting larger molecules to traverse the endothelium than would ordinarily be the case and (c) leucocytes migrating out of the capillaries and into the surrounding tissue and from there to the site of the infection.

Prioritized Programs

Following the acquisition of KS Biomedix, our Board of Directors undertook a prioritization exercise in order to reduce the number of product candidates in the pipeline with the intention of focusing on the development of the commercially more attractive programs with the greatest value and near term benefits. A number of these programs benefit from varying levels of external funding or support.

The majority of the early development programs have been de-prioritized, except where they are externally funded, as is the case for the Genentech and Celltech collaborations on OX40. The Group is pursuing licensing opportunities for those programs which have been de-prioritized.

Our current pipeline of prioritized programs is as follows:

Cancer

Program/Candidate	Therapeutic Area	Stage of Development	Partner(s)
TransMID™	High Grade Glioma	Phase III	Nycomed, Sosei, Medison, Ranbaxy[2]

Tariquidar[1]	Multi-Drug Resistant Cancer	Phase II	QLT[3]

XR5944/XR11576	Solid Tumors	Phase I	Millennium[3]

XR303	Cancer	Phase I/II

[1]	Future development strategy under review
[2]	Separate agreements have been reached relating to commercialization rights for TransMID™ in specific geographical areas as follows: Nycomed has rights in the E.U.; Sosei has rights in Japan and an option to Taiwan; Medison has rights in Israel and Ranbaxy has rights in India. We retain the rights to North America and rest of the world
[3]	North America only

Addiction

Program/Candidate	Therapeutic Area	Stage of Development	Partner(s)
TA-CD4	Cocaine Addiction	Phase II

TA-NIC	Nicotine Addiction	Phase I

[4]	The National Institute of Drug Abuse provides funding to independent investigators to conduct certain trials for TA-CD, but has no rights for its commercialization, nor is funding required to be repaid by us

Immunotherapy

Program/Candidate	Therapeutic Area	Stage of Development	Partners(s)
OX40	Autoimmune Disorders	Pre-clinical	Celltech, Genentech

Below is additional information on the current status of our prioritized programs.

TransMID™

TransMID™ is the most advanced product in Xenova’s pipeline, having entered Phase III clinical trials. TransMID™ is a potential treatment for glioblastoma multiforme (GBM) the most common form of high grade glioma (brain cancer). The prognosis for patients with this type of cancer is poor and it is a condition in which there has been little improvement in treatment for the last two decades.

TransMID™ is a modified diphtheria toxin conjugated to human transferring. The diphtheria toxin gains entry to the tumor cell when the transferring to which it is attached binds to transferring receptors on the surface of the tumor cell. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferring receptor expression on glioma cells makes it an ideal target for brain cancer. Once inside a cell the diphtheria toxin interferes with protein synthesis which ultimately kills the cancer cell.

TransMID™ is pumped directly into the brain tumor using CED (Convection Enhanced Delivery) licensed from the National Institutes of Health, Bethesda, Maryland, U.S. (NIH). CED enhances the distribution of TransMID™ through the tumor mass and produces high local concentrations of drug. TransMID™ is directly infused into the tumor in order to reduce systemic side effects. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier. We have licenses from the NIH for the use of CED and TransMID™ in cancers of the central nervous system (CNS), head and neck.

Phase I and Phase II clinical trials for TransMID™ have been completed in patients suffering from inoperable, recurrent high grade gliomas who have failed to respond to all other forms of treatment. A Phase I dose-escalating study was performed at the NIH in the U.S. and was followed by a Phase II multi-centre study at nine U.S. medical centers.

In a Phase II study, a 50% or greater reduction in tumor volume was noted in 35% of evaluable patients, with a corresponding increase in life expectancy in those patients that did respond. In this study, median survival for patients receiving TransMID™ was approximately 37 weeks. This compares to the average life expectancy of approximately 26 weeks for patients with this condition currently being treated with best standard of care (BSC).

In May 2004 we announced that we had reached agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the revised Phase III clinical trial program proposed for TransMID™.

Prior to our acquisition of KS Biomedix, KS Biomedix had obtained FDA agreement for a single Phase III clinical trial for TransMID™ under the SPA process. Following the acquisition of KS Biomedix, we submitted a revised program involving two Phase III clinical trials rather than one, which has now been agreed with the FDA. The adoption of a two study approach reduces the level of financial risk associated with a large single study.

The initial Phase III clinical trial will enroll 323 patients with non-resectable, progressive or recurrent GBM who have failed conventional therapy. The study will be a randomized, open-labeled, multi-center trial and will compare TransMID™ against a number of presently used chemotherapeutic agents regarded as BSC. The 323 patients will be randomized in a 2:1 ratio of TransMID™ to BSC across approximately 50 sites in the E.U., Israel and North America. The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed.

TransMID™ received fast track status from the FDA in August 2001 and orphan drug status in December 2001. In addition, the European Commission granted TransMID™ orphan designation in March 2002. See Item 4.B. “Information on the Company – Business Overview – Regulatory Strategy and Government Overview” for an explanation of orphan drug designations.

TransMID™ is currently licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel and Ranbaxy in India. The rights to TransMID™ in North America have been retained.

Tariquidar

In August 2001, Xenova announced that it had entered into an agreement with QLT for the development and North American marketing of tariquidar. This agreement is potentially worth up to $105 million for us in the form of license and milestone payments and research and development funding. QLT will provide up to $45 million in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. As set out below, the Phase III trial has now been stopped. In addition, royalties in the range of 15% to 22%, depending on the level of North American sales, are also payable to us. An initial payment of $10 million was made to us by QLT upon signing of the agreement. We retain the rights to commercialize tariquidar in Europe and the Rest of the World.

In June 2002 patient enrolment in two pivotal Phase III clinical trials began using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for patients with non-small-cell lung cancer (NSCLC). The double-blind, randomized, placebo-controlled trials were being carried out on patients with stage IIIb/IV NSCLC at centers located throughout North America and Europe.

Phase III Trials Stopped in May 2003

On May 12, 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the Data Safety Monitoring Committee (DSMC), which had completed the un-blinded interim review of the data from the two ongoing trials. At the time of the announcement it was stated that a detailed review of the un-blinded clinical data on the patients in the Phase III trials would occur, and that decisions concerning the further development of tariquidar in oncology would be made by QLT and us following this review. The review of the data arising from the Phase III NSCLC trials has been completed and has confirmed that the levels of toxicities associated with the cytotoxic drugs administered to patients in the trial were increased in those patients receiving tariquidar and cytotoxic compared with those receiving placebo and cytotoxic.

Data from the 304 patients already enrolled in these studies represent the largest collection of efficacy and safety data from randomized, placebo-controlled studies of a third generation P-gp inhibitor, and may offer valuable insight into the potential for tariquidar in NSCLC or other indications.

On July 23, 2003, QLT announced that enrolment in a Phase Iib trial using tariquidar as an adjunctive treatment to chemotherapy for patients with chemo-refractory breast cancer, which was being carried out at the MD Anderson Center, Texas, had been sufficiently completed on 17 patients. Preliminary data on the first 11 patients was presented in a poster at the ASCO meeting in 2003. This data showed that one patient had experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not previously been responding. In addition to the partial response, three patients showed stable disease after the second cycle of treatment and one continued to be stable at the end of cycle four. QLT will not be enrolling new patients in this trial.

Phase I/II Trials

Following the review of the Phase III NSCLC trials, the National Cancer Institute in the U.S. (NCI) commenced further exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs. These studies are currently on-going and information can be viewed through the NCI website.

XR11576/XR5944 – Novel DNA Targeting Agents

This program involves three compounds being developed for the treatment of solid tumors. The compounds were originally believed to affect the DNA replication process through a mechanism of action that involved the dual inhibition of topoisomerases I and II.

XR11576 is being developed for the treatment of a range of solid cancer tumors and is currently in Phase I trials. In pre-clinical studies XR11576 has been shown to be highly potent as a cytotoxic agent in both parental and MDR cell lines. In vivo, it has been shown to display good activity when compared to existing therapies and has oral bioavailability. XR11576 entered Phase I clinical trials in February 2002. These open label trials are being carried out at centers in the U.K. and the Netherlands and comprise multiple ascending oral doses in patients with solid tumors. Patients are being monitored for safety, tolerability, pharmacokinetics and anti-tumor activity

In pre-clinical studies, XR5944 demonstrated highly potent cytotoxic activity, both in vitro and in vivo, against a number of human tumor models. In human tumor xenograft models, treatment with XR5944 caused both partial and complete regression of large established tumors without concomitant weight loss indicating excellent efficacy with minimal toxicity. In July 2003, Xenova announced the start of a Phase I clinical trial of XR5944. The Phase I clinical trial is an open label, dose escalation study in adult patients with advanced solid tumors to evaluate the safety and tolerability, as well as pharmacokinetic properties of XR5944. The study will be conducted at centers in the U.K. and will include up to 40 patients.

The results of these trials are expected in 2004. A third compound, XR11612 is in pre-clinical development as a back-up.

On November 19, 2003 we announced the publication of new research into the mechanism of action of XR5944. This research, which was presented at the meeting of the annual AACR-NCI-EORTC International Conference (Boston, November 17-21, 2003) supports the conclusion that XR5944 is a novel DNA/RNA targeting agent and that its mechanism of action is distinct from current cytotoxic agents by binding tightly to DNA and inhibiting RNA synthesis.

In December 2001, we entered into an agreement with Millennium for the development and North American marketing of XR11576 (MLN576), XR5944 (MLN944) and XR11612 (MLN612). We received an upfront payment of $11.5 million and will receive substantial future milestone payments and significant royalties following the achievement of specific development and sales goals. We retain substantially all commercialization rights for all products arising from the collaboration outside the United States, Canada and Mexico. We share responsibility for performing development activities associated with the program which will be funded to an amount up to $20 million by Millennium until the end of Phase II clinical trials. Thereafter, Millennium will assume responsibility for subsequent development activities in North America and we will retain responsibility for development activity in Europe and the rest of the world.

XR303

XR303 is a radioimunotherapy product targeted at late-stage pancreatic cancer. The product comprises a super high affinity antibody, labeled with a radionuclide, 131Iodine. The antibody binds to carcino-embryonic antigen (CEA), a marker which is widely expressed on solid tumors. The antibody can thus deliver a dose of radiation to the tumor that is sufficient to kill tumor cells whilst limiting damage to normal tissues.

This antibody has been shown to bind to its target for extended periods. The radioactive isotope has therefore been selected to reflect this extended binding. 131Iodine has a half life of eight days which matches the estimated half time of binding of the antibody at the tumor site, thus maximizing its killing potential.

XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer. This study conducted in 10 patients showed the tumors still clearly visible at eight days as a result of the radiolabeled antibody remaining bound to the tumor surface. There were no drug related severe adverse events.

In view of these results a Phase I/II dose escalation study for patients with non-resectable pancreatic cancer was initiated in October 2002 and is anticipated to complete in 2005. More than 80% of tumors in this indication are estimated to express CEA. In addition, the study has been designed to assess whether locoregional administration of the antibody results in improved efficacy and reduced systemic effects.

In May 2003 both the European Commission and FDA granted orphan drug designation to XR303 for pancreatic cancer.

TA-CD

We are developing a therapeutic vaccine, TA-CD, for the treatment of cocaine dependence, for which there is no currently available effective treatment. TA-CD is designed to induce cocaine-specific antibodies which bind to cocaine in the blood, blocking its uptake into the brain. Therefore, the human physiological response to cocaine is altered and the reinforcing properties of cocaine are reduced which may assist patients in breaking the cycle of addiction and abuse.

Two clinical studies have been conducted to assess the safety and immunogenicity of TA-CD vaccine to date. In both studies, TA-CD vaccine was well tolerated both locally and systemically. There have not been any severe or moderate adverse events that have been considered related to the vaccine. Antibody levels correlated both with the dose of vaccine given and with the number of vaccinations. Anti-cocaine antibodies were detected subsequent to the second injection, levels peaked about 12 weeks after the initial injection and declined at further time points until one year.

A Phase Iia clinical trial was completed and the results were announced in July 2001. Attenuation of the usual euphoric effects of cocaine was reported amongst patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

The results of a second Phase IIa dose escalation trial were reported on June 17, 2003. This study, which started in April 2002, was designed to evaluate the safety and immunogenicity of TA-CD using four or five dose vaccination schedules. As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of the 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 14 reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine’s proposed mode of action.

The start of a Phase IIa cocaine administration trial was announced on April 14, 2003. The 10 patient open label trial is being conducted in the U.S. and is designed to evaluate the effect of TA-CD on behavioral changes associated with cocaine administration.

On October 24, 2003, Xenova announced the start of the first randomized, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this new study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency are being recruited into this clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to last up to two years (depending upon the rate of recruitment) and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

On June 13, 2004 data was presented at the College of Problems of Drug Dependence 66th Annual Scientific Meeting in Puerto Rico, of two dose escalation Phase II studies of TA-CD. Results from both studies showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination with cocaine-specific antibodies persisting for at least six months. The authors also reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result were observed to produce higher levels of anti-cocaine antibodies. 88% of subjects from one study and 63% in the other, who did relapse within six months, reported a reduction in the euphoric effects of cocaine.

The TA-CD investigations are being funded in part by the National Institute on Drug Abuse (NIDA) which recognizes cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this program.

TA-NIC

We are developing a therapeutic vaccine, TA-NIC, for the treatment of nicotine addiction which is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. This antibody-nicotine complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking should be absent or reduced

The start of the Phase I clinical testing of TA-NIC was announced in September 2001 and the results in June 2002. We believe that this was the first ever evaluation of an anti-nicotine vaccine in man. TA-NIC was shown to be safe and well-tolerated both systemically and locally and was shown to generate a nicotine-specific antibody response.

The start of a second Phase I clinical trial for TA-NIC was announced on October 8, 2003. This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June 2002.

For this study 60 smokers have been recruited into a double-blind, randomized, placebo-controlled trial which is being run at a European clinical center experienced in testing smoking related therapies. The objective of the trial is to further establish safety and tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine will be evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.

OX40

OX40/OX40L is a platform for the creation of multiple product candidates targeting cancer and autoimmune disease. We have produced by recombinant DNA technology a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand (OX40L) and hence inhibit T-cell activation. This product candidate has been shown effective in a pre-clinical model of autoimmune disease, and has moved into pre-clinical development. Work is underway to test this platform technology in a broad range of disease models.

Development of a monoclonal antibody against OX40 presents an alternative approach to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease. This strategy is being pursued by Celltech under a license agreement with Xenova, which began in September 1999.

A development and license agreement worth up to $63m was signed in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova’s OX40 receptor protein and anti-OX40 ligand antibody programs. Under this agreement, Genentech paid a license fee of $5 million over the first year of the collaboration and is expected to pay up to $58 million in milestones assuming successful development and commercialization of the product. Xenova retains all rights to the up-regulation of the immune system using the OX40/OX40L interaction, including use in oncology and infectious disease therapy.

On October 20, 2003 findings relating to a research collaboration, involving Xenova’s OX40 technology and its potential for the treatment of influenza, were published by Imperial College of Science Technology and Medicine, London, U.K. These results demonstrated that in a pre-clinical model, down-regulation of the immune response, through blocking the OX40-OX40L interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This new research suggests that the down-regulation of OX40 signaling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterized by and excessive immune response.

De-Prioritized Programs

The list below is a brief representation of the programs that were de-prioritized following the KS Biomedix acquisition. No in-house resources are currently being deployed to advance these programs.

Clinical

Program/Candidate	Therapeutic Area	Stage of Development
TA-HPV/TA-CIN	Cervical Cancer	Phase II

DISC-PRO	Genital and Oro-Labial Herpes Prophylaxis	Phase I

DISC-GMCSF	Cancer	Phase I

DISC-VET	Bovine Herpes Virus	Phase I equivalent

Development

Program/Candidate	Therapeutic Area	Stage of Development
Triomics	Solid Tumors	Pre-clinical

PAI-1 Inhibitors	Cardiovascular	Pre-clinical

PAI-1 Inhibitors	Cancer	Pre-clinical

MRP Inhibitors	Cancer and Asthma	Pre-clinical

VP22 (Phogen JV)	Intra-Cellular Delivery System	Pre-clinical

HIF-1 alpha Inhibitors	Cancer	Pre-clinical

MEN-B	Meningitis	Pre-clinical

XR304	Ulcerative Colitis	Pre-clinical

Program/Candidate	Therapeutic Area	Stage of Development
XR113	Cancer	Pre-clinical

Ribosome Display (Discerna)	Cancer Targets	Pre-clinical

[1]	Lilly has an option to acquire development and commercialization rights relating to PAI-1 inhibitors in the field of cancer

TA-HPV is a therapeutic vaccine aimed at inducing a specific immune response to the disease-causing virus, Human papillomavirus, (HPV), in patients with cervical cancer.

TA-CIN is a subunit vaccine based on immunization with specific HPV proteins, designed to generate a strong cellular immune response against HPV-infected cells. The vaccine was targeted at patients with cervical dysplasia (pre-invasive cervical disease), therefore potentially preventing the onset of invasive cervical cancer.

DISC-PRO is a prophylactic vaccine designed to prevent genital and oro-labial herpes.

DISC-GMCSF is an immunotherapy product that uses Xenova’s proprietary DISC (disabled infectious single cycle) technology to deliver the GMCSF gene to tumor cells and was being developed to enhance the immune response against these tumor cells.

DISC-VET is a range of novel preventative vaccines against important infectious diseases caused by herpes viruses in animals.

PAI-1 Inhibitor (cardiovascular) PAI-1 is a protein that is released by platelets and the cells lining the blood vessels which inhibits the activity of tissue plasminogen activator (tpa), reducing the fibrinolytic and clot clearing activity of blood. PAI-1 inhibitors may have potential as novel thrombolytic agents. Research in the cardiovascular area has been carried out in collaboration with Lilly.

PAI-1 Inhibitor (cancer) was being developed for the treatment and prevention of metastatic cancer.

MRP (Multi Drug Resistance Protein) Inhibitors a research program at the lead optimization stage, to find a drug candidate that inhibits MRP, a protein that expels small molecules including cytotoxic drugs, from tumor cells.

VP22 Technology is a novel technology for enhancing delivery of gene-based therapeutics being developed under a joint venture between Phogen and Marie Curie Cancer Care.

HIF (Hypoxia inducible factor) 1 alpha Inhibitors is a research program to identify a small molecule inhibitor of HIF-1 which may have anti-cancer and anti-angiogenic activities.

MEN-B is a vaccine in research for the prevention of meningitis caused by meningococcal group B infections.

XR304 acquired through KS Biomedix is an antibody therapy for the treatment of ulcerative colitis, a form of inflammatory bowel disease.

XR113 was being developed as a potent new cancer therapy based on the Bcl-2 family of proteins that both inhibit and promote programmed cell death and is still ongoing under a Cooperative Research and Development Agreement with the NIH.

Ribosome Display was being developed by Discerna and Babraham for the identification of new candidates to cancer targets

Clinical Trials Manufacturing Facility

Our Clinical Trials Manufacturing Facility (CTMF) based in the Cambridge Science Park (U.K.) has been manufacturing our own internal clinical trials supplies since 1995 and this remains the primary purpose of the facility. We are offering surplus capacity in the facility and its supporting development organization for contract manufacturing.

On June 5, 2003, we announced the signing of a two-year manufacturing, development and clinical supply agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. Manufacture is taking place at our CTMF.

On September 8, 2003, we received notification that the CTMF had been successfully inspected by the Medicines and Healthcare products Regulatory Agency (MHRA). The inspection took place under the Voluntary Scheme for Inspection of Manufacturers. We received a letter from the MHRA confirming that our operations are in compliance with E.U. Good Manufacturing Practice (GMP). Accreditation by the MHRA enables us to continue to manufacture in full compliance with the European Clinical Trials Directive in May 2004.

In June 2004, we received a Manufacturer’s Authorization – Investigational Medicinal Products from the MHRA that allows us to manufacture and release investigational medicinal products and to do so in compliance with the new Clinical Trials Directive. This license applies to Xenova’s own products and those manufactured at Xenova under contract for clients.

As well as our own CTMF facility in Cambridge U.K., we acquired additional manufacturing facilities in Edmonton, Canada, through the acquisition of KS Avicenna Inc, a wholly-owned subsidiary of KS Biomedix. KS Avicenna Inc manufactures TransMID™ for clinical trials.

Strategic Partnerships and Commercial Collaborations

Introduction

In commercializing our products we consider the optimal time for partnering on a project-by-project basis, following an assessment of the scientific and commercial risks and returns for each individual project and taking into account our cash flow and general funding position. We will generally seek to finance the development of new drugs up to the completion of Phase II trials, at which point a licensing partner would be sought to complete the development and provide support for marketing and distribution of the product. However, in certain circumstances we may consider licensing a product at an earlier stage when an attractive commercial arrangement can be negotiated.

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

We also intend to continue to strengthen our proprietary pipeline through active in-licensing. We believe that our collaborations will enable us to gain access to technologies, expertise, markets and resources not otherwise readily available to us at an acceptable cost.

1. TransMID™

Amersham and NIH

Amersham and the National Institutes of Health (NIH) are respective head licensors for Xenova’s lead product, TransMID™. The original licenses relating to three patents and processes in respect of TransMID™ for cancers of the head and neck and CNS were granted from the NIH to Nycomed Imaging in return for milestone and royalty payments upon global commercialization. Nycomed Imaging subsequently licensed these rights to Intelligene Expressions Inc (Intelligene) in May 2000. Under the terms of this agreement, Intelligene would pay Nycomed Imaging milestone and royalty payments upon global commercialization which Nycomed Imaging would then partially pass on to the NIH.

Nycomed Imaging continued to undertake the clinical development of TransMID™ and subsequent rights were also passed on to Intelligene. Nycomed Imaging then acquired Amersham and became Nycomed Amersham which later demerged and became Nycomed and Amersham, the latter of which then took over as one of the two head licensors. Intelligene then sold its rights to TransMID™ to KS Biomedix along with all the milestone and royalty obligations which then passed on to us in 2003.

In 2003 we re-negotiated the license with Amersham such that the payments to be made upon global commercialization would be reduced. In addition we are re-negotiating with the NIH the head license agreement the effect of which will be that milestones and royalties will be paid directly to the NIH.

Medison Pharma

In October 2002 KS Biomedix appointed Medison to distribute TransMID™ within Israel and the Palestine Authorities in return for an undisclosed non-material equity investment in KS Biomedix and a substantial distribution margin. Medison will also contribute clinical support for the pivotal Phase III trial.

Nycomed

In September 2002, KS Biomedix appointed Nycomed as the European licensee for TransMID™. The license covers TransMID™ in all potential brain cancer indications and extends to all European Union countries, Switzerland, Norway, the CIS and a number of Eastern European countries. If development of all indications succeeds, we will receive a milestone payment together with staged development milestone payments, development funding and sales-related milestones, which could amount to $60 million.

We will receive development milestone payments as follows: on the date of enrollment of the first patient in Phase III, on the part trial review date, on the dossier delivery date, with the balance of development funding committed on launch, as well as significant milestone payments on filing, the latter being enhanced if filing occurs before the end of 2006, and upon launch as well as royalties on sales generated. In-market milestones are payable on sales thresholds of $55 million and $67 million. We retain manufacturing rights and will supply product to Nycomed under a separate supply agreement.

Ranbaxy

In October 2002 KS Biomedix entered into an exclusive agreement with Ranbaxy for marketing TransMID™ in India. Under the terms of the agreement, Ranbaxy will have exclusive marketing and distribution rights for TransMID™ within India in return for milestones commensurate with the size of the market opportunity and a substantial distribution margin.

Sosei

In May 2002 KS Biomedix appointed Sosei as the Japanese licensee for TransMID™. In addition, Sosei has an option on the Taiwanese territory for TransMID™. Under the terms of the agreement, an upfront payment along with staged development milestone payments and sales-related milestones are payable for a total up to $25 million from Sosei. Royalties will also be received on product sales as well as revenue from the sale of TransMID™ to Sosei. In addition, Sosei will be responsible for the development, registration and marketing of TransMID™ in Japan.

2. Novel DNA Targeting Agents

Millennium Pharmaceuticals.

In December 2001 we entered into a license agreement with Millennium for the development and North American commercialization of the novel DNA targeting agents – XR11576, XR5944 and XR11612

Under the terms of the agreement, Millennium acquired from us development and exclusive marketing rights to the oncology program in North America in exchange for an upfront payment of $11.5 million, as well as future milestone payments and royalties following the achievement of specific development and sales goals. We retained substantially all commercialization rights for all products arising from this collaboration outside the United

States, Canada and Mexico, including marketing in Europe and the rest of the world. We share responsibility for performing development activities associated with the program, which are being funded by Millennium for an amount up to $20 million to the end of Phase II clinical trials. Thereafter, Millennium will assume responsibility for subsequent development activities in North America and we will retain development responsibility for the rest of the world. Additionally, Millennium has the right to market in North America any improvements or additional products based on the same technology, in which case we will receive further milestones and royalties on the sales of such products.

3. Tariquidar

QLT

In August 2001 we entered into an exclusive license agreement with QLT for the development and for marketing in the United States, Canada and Mexico of our multi-drug resistance (MDR) modulator, tariquidar, formerly known as XR9576, for the treatment of MDR in cancer.

Under the terms of the agreement QLT assumed responsibility for the further development of tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of tariquidar within those territories covered by the agreement. QLT made an initial upfront license payment of $10 million to us and will provide up to $45 million in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. Milestones of up to $50 million and royalties in the range of 15% to 22% depending on the level of North American sales are also receivable by us. Following the recommendation of the DSMC (see Item 4 – Information on the Company – B. Business Overview) these Phase III trials have been terminated.

Xenova retains substantially all rights to tariquidar outside the United States, Canada and Mexico, including European and rest of world marketing rights.

4. Addiction Vaccines

ImmuLogic Pharmaceutical Corp.

In February 1999, Cantab acquired two development stage vaccine programs from ImmuLogic Pharmaceutical Corporation. The two vaccines target the treatment of cocaine and nicotine addiction and are in Phase Iia and Phase I clinical trials respectively. In January 2003, we reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust (ImmuLogic) under which we have bought out the remaining ImmuLogic rights to up to £11.0 million of future milestone payments, and to all royalty payments potentially due to ImmuLogic, relating to two of our development stage vaccine programs, TA-CD and TA-NIC, for $1.0 million.

5. OX40/OX40 Ligand

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

Genentech

In April 2002 we entered into an exclusive development and license agreement with Genentech, which provides Genentech with worldwide rights to develop and market products primarily targeting disorders of the immune system based on our OX40 receptor protein and anti-OX40 Ligand antibody programs. Under the terms of the agreement Genentech paid us license fees of approximately $5 million over the first year of the collaboration. In addition, Genentech will pay us up to $58 million in milestones assuming successful development and commercialization of a product. Significant tiered royalties, depending on the level of sales, may also be payable to us.

Genentech has also acquired an option, but not an obligation, to develop a second product. Should a second product be developed and commercialized, further milestone payments and royalties would apply.

We have transferred to Genentech responsibility for the further development of the relevant programs, including pre-clinical and clinical trials, all regulatory filings and the manufacture and sale of any products arising from the agreement worldwide. Genentech will fund all future development activities within the scope of the agreement.

We retain for our proprietary development and commercialization in oncology and other applications involving up-regulation of the immune system, all rights to OX40 Ligand and stimulatory anti-OX40 antibodies.

6. Other

Pharmexa

On June 5, 2003 we announced the signing of a two-year Manufacturing, Development and Clinical Supply Agreement with Pharmexa A/S (Pharmexa) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. The HER-2 protein is commonly found in association with several cancers, such as breast cancer. Pharmexa has developed the AutoVac™ Protein technology to raise a highly specific controllable antibody based immune response against this and other self-proteins. Pre-clinical studies indicate that AutoVac™ vaccination against the HER-2 protein may be an effective therapy against breast cancer.

We have already supplied Pharmexa with Phase I clinical trial material under a previous agreement. Under this new agreement, additional supplies of the vaccine will be manufactured by us during 2004 for Pharmexa’s Phase II clinical trials.

Collaborations Relating to Discontinued Businesses

Certain collaborations that were effective prior to the re-organization have since been terminated or have lapsed. These include Pfizer, GlaxoWellcome and Lilly. Details of these can be found in previous filings.

Scientific and Academic Collaborations

Phogen

In February 1997, Cantab formed a new company, Phogen, together with the Marie Curie Cancer Care (MCCC). The joint venture company was created to exploit a discovery made by scientists at the Marie Curie Research Institute – the capabilities of VP22 protein to deliver potentially therapeutic molecules to cells.

We acquired Cantab’s rights and obligations with respect to Phogen upon completion of our merger with Cantab in April 2001. We have a 45% interest in the ordinary shares and 50% interest in the voting rights of Phogen. Phogen has entered into a number of research collaborations with commercial partners, including a $21 million license agreement with Genencor in August 2001.

Discerna

Discerna is a 50:50 joint venture company that was established between KS Biomedix and Babraham Bioscience Technologies Ltd in June 2001 to exploit know-how and intellectual property in ribosome display and protein-protein interaction technologies. We acquired the rights and obligations with respect to Discerna upon completion of the KS Biomedix acquisition. The Discerna laboratories are located on the Babraham campus in Cambridge, U.K.

Other Academic Collaborations

In addition to the collaborations mentioned above, we have entered into collaboration and consulting agreements with many academic centers in the U.K., Europe and the U.S. and scientists at these academic centers with respect to the Company’s programs. Below are some of the key academic collaborations for our prioritized programs:

Tariquidar

University of Liverpool, U.K.

Vanderbilt University, Nashville, TN,

University de Clermont-Ferrand, France

University Hospital Zurich, Switzerland

Antoni von Leeuwenhoek Hospital, Amsterdam, Netherlands

Queen Alexandra Hospital, Portsmouth, U.K.

Veterinary School Hanover, Germany

Mario Negri Institute for Pharmacological Research, Milan, Italy

John Radcliffe Hospital, University of Oxford, U.K.

XR5944	University of Arizona, Tucson, AZ Queen Alexandra Hospital, Portsmouth, U.K. University of Newcastle, U.K.

TA-CD	Yale, New Haven Columbia University

OX40	Nottingham Trent University, U.K. Earle A Chiles Research Institute, Portland, Oregon University of Toronto, Canada

Patents, Trade Secrets and Licenses

Protection of our potential products, processes and other technology and know-how is critical to our business. Our policy is to file and prosecute patent applications to protect our own and, where appropriate, our collaborators’ proprietary inventions and technology.

We have either in our ownership or licensed to us a number of live families of patent applications and/or granted patents. Each of these families comprises either (i) a pending U.K. priority patent application, (ii) a pending international patent co-operation treaty (PCT) patent application, or (iii) a pending European patent application and/or from 1 to 28 national patent applications or patents in a range of countries worldwide. Some of the families include granted patents. The patent families include over 25 issued U.S. patents. The subject matters include: (i) novel chemical entities for use as pharmaceuticals, (ii) viral vaccines (iii) subunit vaccines (iv) viral vector technologies and (iv) biologicals related to immune system components.

We have been granted exclusive and non-exclusive licenses to certain technologies subject to patents and patent applications. Under our agreements with the technology transfer company of Cambridge University and arrangements with other institutions, we generally are entitled to certain licensing or assignment rights to patents subject to certain conditions and the negotiation of terms. There can be no assurance in any case that:

•	we will be able to satisfy the contractual conditions entitling us to negotiate license terms

•	we will successfully negotiate the license terms

•	we will be able to obtain patents or additional exclusive patent licenses or assignments

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

There can be no assurance that we will develop products, which are patentable or that the patent applications made by or licensed to us will provide the right to exclude competitors with similar technology. Although we actively prosecute our patent applications, there can be no assurance that patents will issue. Because at least some patent applications in the U.S. are confidential until patents issue, and otherwise in the U.S. and in certain other countries publication only takes place approximately 18 months after filing, we cannot be certain that we were the first to make inventions covered by each of our pending patent applications or that we were first to file applications for such inventions. In the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of any invention. In European countries, patents and patent applications can be the subject of third-party observations on patentability, opposition and proceedings for revocation. Similar opposition and revocation procedures exist in other jurisdictions in which we may seek patent rights. For further details of patent litigation proceeding please refer to Item 8. A. “Legal Proceedings”.

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

We have not to date threatened or instituted proceedings against any other party for infringement of our potential patents or other technology rights other than those described in Item 8.A. Legal Proceedings. If proceedings were initiated, the prosecution of the proceedings could involve substantial costs and the outcome of the proceedings could not be anticipated. In defending any action for infringement of a patent, a third party would be likely to allege that our patent was invalid and should be revoked.

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

Regulatory Strategy and Government Legislation

Like other pharmaceutical/biotechnology companies, we are subject to strict controls on the manufacture, labeling, supply and marketing of products. Further controls exist over the clinical trials of potential pharmaceutical products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country.

The submission of an application to a regulatory authority does not guarantee that an approval to market the product will be granted in a timely manner or at all by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by another authority.

The U.S., the U.K. and countries in continental Europe have very high standards of technical appraisal and consequently, in most cases, a lengthy, expensive approval process for pharmaceutical products. The time taken and costs expended to obtain such approval in particular countries varies, but generally takes from six months to several years from the date of application, depending upon the degree of control exercised by the regulatory authority, the efficiency of its review procedures and the nature of the proposed product. The trend in recent years has been towards greater regulation and higher standards. Many products ultimately do not reach the market because of toxicity or lack of effectiveness.

In the U.S., the primary regulatory authority is the FDA, which is within the responsibility of the Department of Health and Human Services. The FDA investigates and approves market applications for new pharmaceutical products and is responsible for regulating the labeling, marketing and monitoring of those products, whether marketed or under investigation.

The Orphan Drug Act encourages manufacturers to seek approval of products intended to treat diseases with a prevalence of less than 7.5 patients per 10,000 population or currently approximately 200,000 patients in the U.S. This Act provides tax incentives, FDA assistance with protocol design, and a period of seven years of marketing exclusivity for a successful product. The FDA designated TransMID™ as an orphan drug in December 2001.

In the U.K., the regulatory authority is the Medicines and Healthcare products Regulatory Agency (MHRA), which is part of the Department of Health. Under the Medicines Act 1968, the manufacture, wholesaling, import and marketing of medicines are controlled through a comprehensive licensing system operated by the MHRA.

In Europe, the European Agency for the Evaluation of Medicinal Products (the “Agency”) was inaugurated on January 26, 1995. Based in London, the Agency assists in the operation of two procedures for attaining marketing authorizations in the European Union (E.U.), a centralized community procedure and a decentralized procedure, the latter being based on the principle of mutual recognition.

Orphan drug regulations have been effect in the European Union since April 2000. This status is available to products that treat diseases with a prevalence of fewer than five in 10,000 persons. Designation as an orphan dug provides 10 years of marketing exclusivity and automatic access to the centralized procedures for product license applications. We have had orphan drug designation for TransMID™ in the European Union since March 2002.

In addition, our activities are subject to E.U. and U.K. competition law, including Article 81(1) of the E.U. Treaty, which prohibits agreements, which restrict competition within the E.U. and may affect trade between member states. Provisions of agreements restricting competition within the meaning of Article 81(1) are void and unenforceable. Parties entering into agreements restrictive of competition under Article 81(1) are subject to substantial fines by the European Commission and to third-party claims for damages and/or injunctive relief. Agreements satisfying certain precise criteria may be exempted automatically without notification from the application of Article 81(1) by virtue of “group” or “block” exemptions. Agreements not covered by a block exemption may be notified individually to the European Commission for negative clearance or an exemption.

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

Competition among products will be determined by, among other things, efficacy, safety, convenience, reliability, price and patent position. Our ability to develop and commercialize products in a timely fashion will be an important competitive factor.

Scientific Advisory Boards and Academic Affiliations

The Scientific Advisory Board (SAB) is an independent body comprising a multidisciplinary group of leading scientists. Its role is to assist us with the assessment of our existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The SAB is proactive in the utilization of its large academic and industrial network to add value to our projects.

Up until June 2003, the SAB comprised two separate panels addressing the areas of Oncology and Autoimmune and Infectious Diseases. Following our reorganization and the cessation of certain activities, the Autoimmune and Infectious Diseases panel was dissolved. The SAB meets approximately twice yearly to review the project portfolio. Reports on these and other periodic meetings are submitted to our Chief Executive by the Chairman of the panels (Professor Stan Kaye for the Oncology panel and up until June 2003 Professor John Savill for the Autoimmune and Infectious Diseases panel).

The composition of these two panels is set forth below:

Oncology

Professor Stan Kaye (Chairman) – Professor of Medical Oncology, The Royal Marsden Hospital, Sutton, U.K. Professor Kaye is the author of over 300 articles and several books, with a special emphasis on the treatment of cancer of the breast, urological and gynecological cancer and the use of new drugs in Phase I and Phase II trials.

Professor Paul Workman – Director of the Cancer Research Campaign Center for Cancer Therapeutics Institute of Cancer Research, London; Chairman of the Cancer Therapeutics Section of the Institute of Cancer Research and Harrap Professor of Pharmacology and Therapeutics at the University of London, U.K. In addition, Professor Workman holds chairs at the Universities of Manchester U.K. and Leeds U.K. and has previous experience as a member of the senior management team for oncology at Zeneca Pharmaceuticals. He is the author of over 200 research papers and reviews, with a special emphasis on hypoxia in solid tumors and molecular targets involved in signal transduction, cell cycle and apoptosis.

Professor Herbie Newell – Director of Cancer Therapeutics at the Cancer Research Unit at the University of Newcastle-upon-Tyne U.K. Professor Newell serves on a number of prestigious committees, including the Cancer Research U.K.’s New Targets Group.

Professor Mike Waterfield, F.R.S. – Director of Research at the Ludwig Institute for Cancer Research at University College, London, U.K., and Head of the Department of Biochemistry and Molecular Biology at University College, London, U.K. Professor Waterfield has a special interest in the structure and function of growth factors, their receptors and signal transduction mechanisms in normal development and their subversion in cancer. He is the author of over 200 scientific publications and a Fellow of the Royal Society

Professor Adrian Harris – Director of the Cancer Research U.K. (previously Imperial Cancer Research Fund) Molecular Oncology Laboratories and Director of the ICRF Medical Oncology Unit in Oxford, U.K., he is also one of our non-executive Directors. Professor Harris practices as a Medical Oncologist.

Professor Stephen B. Howell – Professor of Medicine at the University of California, San Diego (UCSD) and Program Leader of the Cancer Pharmacology Program at the UCSD Cancer Center; Director of the Laboratory of Pharmacology and Director of the Clayton Foundation Drug Resistance Laboratory at the UCSD Cancer Center. Professor Howell is a recipient of the Milken Family Medical Foundation Award for Outstanding Work in the Field of Cancer Research and has been listed in The Best Doctors in America since 1990. Acknowledged as a leading world expert in the field of cancer therapeutics, Professor Howell has written extensively on the subject, authoring several books and over 280 articles.

Professor Malcolm Brenner – a practicing physician with expertise in the clinical management of bone marrow transplantation and gene therapy patients. At present, he is affiliated with Baylor College of Medicine in Houston, Texas, where he is Director, Center for Cell and Gene Therapy. His research interests lie in cellular immunology and hematology and the application of gene transfer techniques to the treatment of cancer. Professor Brenner is also a member of the Autoimmunity and Infectious Diseases Panel. Professor Brenner stood down from the SAB panels effective March 2004.

Autoimmunity and Infectious Diseases Panel

Professor John Savill (Chairman) – Professor of Medicine and Head of the Center for Inflammation Research at the University of Edinburgh Medical School, U.K. His research interests are in the molecular cell biology of inflammation and he practices clinically in renal and general medicine with a special interest in immune-mediated vasculitis.

Professor Malcolm Brenner – see above

Professor Tony Minson – has expertise in the area of herpes viruses, particularly HSV and CMV. He is currently Professor of Virology in the Department of Pathology at Cambridge University, U.K., where he has worked since 1975. Prior to this he was a lecturer in the Department of Virology at Birmingham University. He is a member of the Wellcome Trust Infection and Immunity panel, and of the Scientific Advisory Board of the Institute of Animal Health.

Professor Martin Raff, F.R.S. – Professor of Biology at the University College London (UCL), U.K., where he has been since 1972. He is Director of the Medical Research Council Developmental Neurobiology Program at UCL and is a Fellow of the Royal Society. Dr Raff has published in excess of 150 scientific papers in a wide range of influential journals.

Professor Michael Neuberger, F.R.S. – conducts research in the field of regulation of gene expression, particularly immunoglobin genes, and has been involved in the development of transgenic animals that are able to express human immunoglobulin genes. In addition to gene control, Dr. Neuberger is interested in the assembly and expression of the antigen receptors in B lymphocytes. He is a Fellow of the Royal Society and permanent staff member of the Medical Research Council Laboratory of Molecular Biology in Cambridge, U.K. Previously, he was affiliated with Imperial College of Science Technology and Medicine, London, U.K., and The Institute of Genetics in Cologne, France.

C. ORGANIZATIONAL STRUCTURE

We currently operate through four main trading companies, Xenova Limited, Xenova Research Limited (formerly named Cantab Pharmaceuticals Research Limited) and Xenova Biomedix Limited (formerly KS Biomedix Limited) as one operating unit and KS Avicenna. In March 1999 we sold substantially all of the assets of the Xenova Discovery business to TerraGen, including its NatChem™ Library and related contracts. In July 1999, Exelixis Pharmaceuticals Inc. acquired the majority of the assets and assumed responsibility for the majority of the employees of MetaXen. In April 2001, we acquired Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc) thereby acquiring Cantab Pharmaceuticals Research Limited. In September 2003 we acquired KS Biomedix Holdings plc, thereby acquiring KS Biomedix Limited.

Xenova Limited and Xenova Biomedix Limited

These two entities undertake the development, including the conduct of clinical trials, of our small molecule drug candidates. These companies function by engaging external expertise and services, as they are needed. The process of development is managed and coordinated by our personnel. Xenova Limited is undertaking cancer research projects including multi-drug resistance and novel DNA targeting agents. It currently has three drugs in clinical trials: tariquidar (XR9576), designed to overcome P-gp mediated multi-drug resistance in common cancer types as an adjunctive treatment to standard chemotherapy; XR11576 and XR5944 our novel DNA targeting agents, being developed for the treatment of solid tumors. Xenova Biomedix Limited is undertaking cancer research projects for TransMID™ and XR303.

The program relating to XR5000, a drug for use in the treatment of a wide range of cancers, was terminated in February 2001.

Xenova Research Limited

This company has pursued novel product opportunities, currently in the areas of cancer, chronic infectious diseases, and substance abuse that stem from expertise in the understanding of the immune system combined with techniques of modern genetic engineering. The company designs product programs to treat and prevent diseases through stimulation of the patient’s own immune system and has two product programs currently in clinical development (TA-CD and TA-NIC), and another (OX40/OX40-L) in the earlier stages of research.

KS Avicenna

This company undertakes the manufacturing of TransMIDTM for clinical trials and has the facility to manufacture additional pharmaceutical products.

The following is a list of our subsidiaries, their country of incorporation and their principal activity. Each of these subsidiaries is wholly owned by Xenova Group plc.

Subsidiary	Principal Activity	Country of Incorporation
Xenova Limited	Development of drug candidates	England and Wales
Xenova Research Limited (formerly Cantab Pharmaceuticals Research Limited)[1]	Development of drug candidates which stimulate the patient’s immune system	England and Wales
Cantab Pharmaceuticals Limited (formerly Cantab Pharmaceuticals plc)	Formerly ultimate holding company in Cantab Group	England and Wales
KS Biomedix Holdings plc	Formerly the ultimate holding company of the KS Biomedix group	England and Wales
KS Canada Holdings Inc[1]	Dormant	Canada
KS Canada Inc[1]	Dormant	Canada
KS Avicenna Inc[1]	Manufacture of pharmaceutical products	Canada
Xenova Discovery Limited	Dormant	England and Wales
Xenova U.K. Limited	Holding company for MetaXen LLC	England and Wales
Xenova Biomedix Limited (Formerly KS Biomedix Limited)[1]	Development of drug candidates	England and Wales
Oncocene Limited	Dormant	England and Wales
Cantab Pharmaceuticals Inc[1]	Dormant	U.S.
MetaXen LLC[1]	Dormant	U.S.
The Xenova Pension Trustee Company Limited[1]	Dormant	England and Wales

[1]	Held indirectly by subsidiary companies

Joint Venture Undertaking

We operate two joint ventures, Phogen which is in collaboration with the Marie Curie Cancer Center and Discerna which is in collaboration with the Babraham Bioscience Technologies Ltd. Details of these joint ventures can be found under Item 4.B. “Scientific and Academic Collaborations”.

D. PROPERTY, PLANT AND EQUIPMENT

In the U.K., we currently lease sites in Slough, Uxbridge, and Cambridge, England. The Slough site comprises 27,000 square feet of laboratory and office space under a lease expiring September 2025. The Uxbridge site comprises 12,000 square feet of laboratory space under a lease which may be terminated at any time with 12-month’s notice. The Cambridge site comprises research laboratories, a pilot manufacturing facility and administrative offices. The lease of 49,955 square feet in Cambridge expires in 2023 and the lease of a further 10,000 square feet in Cambridge expires on March 24, 2007. In April 2004, we announced that we had signed a 10 year agreement with Genzyme Limited (Genzyme) leasing to them vacant space (part of the 49,955 square feet) in the 310 Cambridge Science Park site. In addition in January, we announced that we had sold certain premises at our Farnham research facility together with related assets to Bioventix Limited (Bioventix). The sale assets constitute part of the business acquired by us upon the acquisition of KS Biomedix. The consideration for the assets was £0.8 million paid in cash.

In the U.S. we currently have an office located in Mt. Laurel, New Jersey which consists of approximately 400 square feet of office space. The office is located in the Atrium Executive Center. The Atrium contract expires in February 2005 with the present rent at $2,500 per month. Included in the rental agreement is the use of four large conference rooms and a business support group. The offices are presently utilized by two of our full time employees and one consultant.

In Canada we currently have property in Edmonton that is occupied by KS Avicenna Inc., one of our wholly-owned subsidiaries. It comprises a 1.7 acre lot situated in the Edmonton R&D Park which houses a 13,600 square feet biologics manufacturing facility. This lot is owned freehold. In addition there is a leased property in close proximity, comprising a 3,500 square feet fermentation facility. This is leased from the City of Edmonton with the lease up for renewal in 2005. We are currently reviewing a number of options for this facility including a possible sale.

Glossary of Technical Terms

To assist the reader in understanding the descriptions contained in this document, a glossary of scientific and other terms is set out below:

Affinity	The strength of the binding between an antibody and its antigen

Antibody	A protein manufactured by lymphocytes to neutralize an antigen (foreign protein) in the body. The formation of antibodies against a foreign protein is part of the body’s normal defense system

Bioavailability	The extent to which a chemical is absorbed and distributed in the blood in an unchanged form following administration to a living organism

Blood-brain barrier	The division between the blood circulation and the tissue of the brain, which is permeable only to specific molecules, always below a certain size

CED	Convection enhanced delivery

Chemokine	Member of a family of regulatory proteins involved in the inflammatory response

Clinical trials	Research study conducted with healthy subjects or patients usually to evaluate a new treatment of drug

Cytotoxic	An agent which possesses a specific destructive action on certain cells

Diphtheria	An acute infectious disease caused by certain toxigenic strains of Corynebacterium diphtheriae

DNA	Deoxyribonucleic acid, the chemical basis of genes

Efficacy	The ability of a drug to produce the desired therapeutic effect

EMEA	European Agency for the Evaluation of Medicinal Products

Enzyme	A protein produced in a living organism that acts as a catalyst for a chemical process

FDA	Food and Drug Administration in the U.S.

Glioblastoma	A malignant brain tumor, which is a subset of glial tumors

Glioma	Any of the largest group of primary tumors of the brain, composed of malignant glial cells

Immunogenic	Triggering a response from the immune system

Indication	A condition that a medicine is designed to treat

In Vitro	A biological or biochemical process carried out in a test-tube, culture plate or similar vessel

In Vivo	A biological or biochemical process occurring in a living organism or cell

Ligand	The molecule that binds to a specific receptor

Lymphocyte	White blood cell, part of the immune system

MDR	Multi-drug resistance – the resistance of cancer cells to a range of anti-cancer drugs

MDR modulator	Any compound that modifies multi-drug resistance

Melanoma	A type of skin cancer

Monoclonal antibody	Antibody directed to a single epitope on the target molecule

MRP	Multi-drug resistance protein

NSCLC	Non-small-cell lung cancer

Oncology	The study and practice of cancer research and treatment

Open-labeled	A study where the test drug is known to all parties involved

Orphan drug	A designation by the FDA or EMEA for certain drugs for rare diseases and conditions

OX40	A receptor on white blood cells which is a co-stimulatory factor in the immune response cascade

OX40 Ligand (OX40L)	A protein which binds to the OX40 receptor

PAI-1	Plasminogen activator inhibitor, a protein released by platelets and cells lining the blood vessels which regulates the blood clot clearance system in humans

P-gp/P-glycoprotein	A protein which pumps alien chemicals, including certain anti-cancer drugs, out of living cells

P-gp-inhibitor	A compound that acts as an MDR modulator by the inhibition of P-gp

Pharmacokinetic	The study of absorption, distribution, metabolism and excretion of a drug

Phase I	A clinical trial in healthy subjects or patients with the primary objective of evaluating the safety and tolerability, and sometimes the pharmacokinetics, of a drug candidate

Phase II	A clinical trial in patients with the objective of evaluating the safety and preliminary efficacy of a drug candidate

Phase Iia	An early-stage Phase II clinical trial involving a small number of patients which usually aims to provide evidence of the desired pharmacological activity

Phase Iib	A late Phase II clinical trial involving patients which usually aims to provide preliminary evidence of efficacy and often includes different dosage regimens

Phase I/II	A Phase I clinical trial in which evidence of pharmacological activity is also investigated

Phase III	A clinical trial with the objective of evaluating the definitive safety and efficacy of a drug candidate

Potency	The activity of a compound relative to its concentration

Pre-clinical	The testing of an experimental drug, in vitro or in animals

Prime-boost	A two-part dosing regimen in which a primer dose (or doses) of one vaccine is followed by a booster dose of another

Prophylactic vaccine	Vaccine designed to prevent disease

SPA	Special Protocol Assessment – an FDA process to evaluate a clinical trial protocol and other trial documents within 45 days

Systemic	Involving the whole body

Target	A disease mechanism defined at a molecular level that can be the subject of therapeutic intervention

Therapeutic area	A group of diseases or conditions, generally all belonging to the same physiological system or treated with similar drugs

Therapeutic vaccine	A vaccine which specifically stimulates the immune system for the treatment of a certain pre-existing disease

Topoisomerases	A family of enzymes involved in the process of duplication of DNA, of which there are two major types, topoisomerase I and II

Transferrin	A protein essential for the transport and supply of iron to cells

Vaccine	A preparation containing a substance derived from a living organism used to stimulate the immune system to develop defenses against a disease or condition

Vector	Plasmid or virus-DNA that is used to introduce genes into a host cell

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following operating and financial review and prospects should be read in conjunction with our consolidated Financial Statements included in this Annual Report. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with U.K. GAAP. See Note 30 of Notes to the Financial Statements for a discussion of the significant differences between U.K. GAAP and U.S. GAAP.

Overview

Since commencing operations in May 1987, we have devoted substantially all of our efforts and resources to drug discovery and development programs. We have not been profitable since our inception and have incurred cumulative losses through December 31, 2003 of £130,427,000. We expect to continue to incur losses for the foreseeable future, due primarily to the absence of product sales revenues and ongoing costs relating to our research and development programs, pre-clinical studies, clinical trials and laboratory facilities. We expect that losses will fluctuate from period to period and that the fluctuations may be substantial and will depend, among other factors, on the progress of our research and development efforts, on the receipt of related payments and revenues under collaborative agreements and on the timing of achieving pre-clinical and clinical development and regulatory milestones.

Substantially all of our operating revenues to date have been derived from collaborative agreements. Revenues from collaborative agreements and grants are recognized in accordance with the policy set out in Note 1 of Notes to the Financial Statements. Details of our collaborative agreements are set out in Item 4: “Information on the Company – Business Overview – Strategic Partnerships and Commercial Collaborations.”

On August 14, 2003, we announced an acquisition of KS Biomedix as part of the strategic plan to further enhance the portfolio of products being developed. Under the terms of the acquisition, 1.0714 shares in Xenova Group plc were issued to shareholders in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10 pence per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of TransMID™ in either the U.S. or European markets before August 14, 2011. Based on our closing share price on September 11, 2003 this valued KS Biomedix at £17.1 million ($30.5 million), including the contingent deferred consideration payable in respect of TransMID™ of £6.5 million ($11.6 million).

We prepare our financial statements in accordance with U.K. GAAP, which varies in certain significant respects from U.S. GAAP. A discussion and quantification of these variations is provided in Note 30 of the Notes to the Financial Statements included elsewhere in this document.

Results of Operations

Comparison of year ended December 31, 2003 with years ended December 31, 2002 and 2001.

1.	Turnover

Turnover for the year ended December 31, 2003 was £7,699,000 compared with £12,244,000 in 2002 and £1,782,000 in 2001.

In the year ended December 31, 2003 the Group’s revenue decreased to £7.7 million from £12.2 million in 2002. Revenues in 2003 result from and include £2.3 million from the license agreement with QLT on tariquidar, £3.2 million from Millennium for the novel DNA targeting agent program and £1.4 million from Genentech for the OX40 program. Other revenue included £0.8 million in respect of ongoing contract vaccine manufacturing. Turnover from the acquired KS Biomedix business was less than £0.1 million. The revenue decrease in the year principally results from a decrease in the revenue relating to the Millennium collaboration. The initial license fee was recognized in full in 2002 and only reimbursed expenditure has been recognized in 2003.

In the year ended December 31, 2002 the Group’s revenue increased to £12.2 million from £1.8 million in 2001. The increased revenues in 2002 result from and include £2.5 million from the license agreement on tariquidar with QLT, £7.9 million from Millennium for the novel DNA targeting agent program and £0.8 million from Genentech for the OX40 program. Revenue relating to the tariquidar program increased in 2002 from 2001 due to a full year impact of the QLT agreement signed in the third quarter of 2001. Revenues derived from the Millennium and Genentech agreements arose for the first time in 2002. Other revenue included £1.0 million in respect of ongoing contract vaccine manufacturing which was undertaken to utilize spare capacity in the Group’s clinical trials manufacturing facility.

In the year ended December 31, 2001 the Group’s revenue, including that from the acquired Cantab business, was £1.8 million. Revenues included those derived from the license agreement on tariquidar with QLT (£0.6 million) and the completion of Phase II clinical trial work with GlaxoSmithKline in respect of the TA-HSV program (£0.7 million), which was terminated in December 2001.

2.	Operating expenses

Research and Development Expenses.

Research and development expenses for 2003 decreased to £15,072,000 from £17,657,000 in 2002 and £15,374,000 in 2001.

The decrease in research and development expenditure in 2003 to £15.1 million was partly a result of the reorganizations announced in December 2002 and May 2003 which resulted in headcount reductions and the de-prioritization of a number of programs. R&D expenditure for 2003 included £3.2 million for pre-clinical and clinical development of the program of novel DNA targeting agents. (These costs have been reimbursed by Millennium under the terms of the license agreement.) Other R&D expenditure was incurred in respect of the Vaccines of Addiction program including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration study with TA-CD, and completion of a Phase I study in TA-NIC. R&D expenditure in the acquired KS Biomedix businesses amounted to £1.4 million in the period from September 12, 2003 to December 31, 2003. The majority of this expenditure related to TransMID™ Phase III development.

Research and development expenditure of £17.7 million in 2002 included increased preclinical and clinical expenditure relating to the program of novel DNA targeting agents, one of which (XR11576) entered Phase I clinical trials in February 2002. Additionally, Phase I clinical development of the anti-nicotine vaccine, TA-NIC acquired with Cantab in 2001, was completed during 2002, as well as initial Phase II clinical development of tariquidar. Tariquidar also entered Phase III clinical development during the course of 2002.

Total research and development expenditure of £15.4 million in 2001, included preclinical development of the novel DNA-targeting agent program, the completion of Phase II clinical development of tariquidar, and expenditure in respect of the acquired Cantab business of £7.0 million.

Administrative Expenses.

Administrative expenses for the year ended December 31, 2003 were £9,395,000 compared with £9,328,000 for 2002 and £4,875,000 in 2001.

Administrative expenses of £9.4 million in 2003 comprised £7.1 million in respect of continuing operations and £2.3 million from the acquired KS Biomedix business. Administrative expenses for continuing operations of £7.1 million have been reduced by 24% or £2.3 million from the prior year (2002: £9.3 million). These include £2.0 million net exceptional reorganization costs arising from the cost saving reorganization announced in May 2003 (2002: £3.8 million) and £1.2 million of goodwill amortization (2002: £1.2 million) relating to the goodwill arising on the acquisition of the Cantab business in 2001. Administrative expenses excluding both exceptional reorganization costs and goodwill amortization were £3.9 million, reduced by 11% from £4.3 million in 2002. Other operating income received from the subletting of excess facility space further reduced net expenses in the year by £0.4 million (2002: £0.5 million).

Following the announcement of the cessation of Phase III trials of tariquidar, the Group undertook a cost saving reorganization, which included headcount reductions and project prioritization. Included in continuing operations administrative expenses under exceptional reorganization costs is £2.0m net in respect of severance payments, a vacant leasehold provision and an impairment provision. Total exceptional reorganization costs for the year were £3.2m (2002: £3.8m) and include £1.1m in respect of the KS Biomedix business. As a result of the above reorganization, surplus facilities have become available at the main Cambridge site. The charge made reflects a vacant leasehold provision which has been calculated based upon management’s expectations of future subletting opportunities and estimated surrender payments.

Administrative expenses for 2002 of £9.3 million increased by £4.4 million from 2001 primarily due to exceptional reorganization costs of £3.8 million arising from the reorganization announced in December 2002. The exceptional reorganization charge primarily represents an impairment charge relating to the Cambridge facility. An impairment charge of £3.3 million has been provided against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business. Amortization costs of £1.2 million represent a full year charge for goodwill amortization arising upon the 2001 acquisition, of the Cantab business of £11.7 million, which is being amortized over the ten year estimated useful life of the business.

Administrative expenses for 2001 were £4.9 million. These included administration costs associated with the acquired Cantab business of £1.0 million, exceptional reorganization costs of £1.0 million, and goodwill amortization costs of £0.9 million.

3.	Net interest

Net interest income was £390,000 in 2003, £615,000 in 2002, and £751,000 in 2001, reflecting changes in our cash balances, and the interest rates payable thereon, during the periods under review.

4.	Taxation

The Group has recognized a research and development tax credit for the year ending December 31, 2003 of £954,000 (2002: £2,011,000, 2001: £1,797,000), which is expected to be received in 2004. This credit has been reduced as a result of the headcount reduction and program prioritization undertaken during the year. During 2003, the Group received £2.6 million (2002: £1.8 million, 2001: £0.7 million) in respect of our 2002 tax credit. The increase over 2002 resulted from a full year impact of the Cantab acquisition in the previous year.

5.	Retained loss

The retained loss attributable to our shareholders for the year ended December 31, 2003 was £15,004,000. The retained loss for the year ended December 31, 2002 was £13,202,000 and for the year ended December 31, 2001 was £15,371,000.

6.	Tax Loss Carry Forwards

As of December 31, 2003, the Group had tax losses of approximately £137,000,000 to carry forward against certain future profits.

7.	U.S. GAAP Results

The impact of U.S. GAAP accounting for the results for each of the three years ending December 31, 2001, 2002 and 2003 is set out in Note 30 to the Notes to the Financial Statements, included in Item 17.

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

By their nature, these judgments are subject to an inherent degree of uncertainty, although we are confident that the most appropriate decision has been made based on the information available. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our actual results may differ from the estimates made under different assumptions or conditions. Our critical accounting policies are as follows:

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

The application of these criteria to collaboration agreements requires significant estimates and judgment. Significant changes to the assumptions and judgments used, future events, and the terms of these agreements may cause reported revenues to vary considerably from period to period.

Intangible Fixed Assets

Our intangible fixed assets comprise goodwill and intellectual property. The Directors estimate the useful economic life of such assets and the assets are amortized over this period. Future events could cause the Directors to amend their view of the estimated economic life of these assets.

Under U.S. GAAP, if appropriate, we allocate a portion of the consideration paid to purchase other businesses to acquired in-process research and development with no alternative future use, which is written off directly to net income in the period in which the acquisition is made. The valuation of acquired in-process research and development requires significant management estimates and judgment as to expectations for various products and business strategies. Significant changes to the assumptions and judgments used in the purchase price allocation could result in different valuations for acquired in-process research and development and goodwill, and the corresponding expense recognition as these assets are amortized.

Impairment of Fixed Assets

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realizable value and value in use. Discounted cash flows are used to determine value in use.

The Company periodically reviews the carrying value of tangible and intangible fixed assets to determine whether current or expected future conditions warrant adjustments to the carrying amounts. As part of this review, management estimates future cash flows associated with certain major cash generating standalone or interconnected asset units. Considerable management judgment is necessary in the preparation of the forecasted cash flows, which take into account historical experience, budgeted performance, anticipated growth rates and industry and general economic trends. While the estimates are considered to be reasonable, actual results could vary significantly and possibly require future changes to the carrying value of the Company’s assets and the recording of impairment charges.

Vacant Lease Provisions

When leasehold properties become vacant or excess space arises in leasehold properties, the Group provides for all costs to the end of the lease or the anticipated date of surrender of the lease, net of anticipated income. The amount payable and the timing of payments will depend on the time taken for the Group to find suitable tenants for excess space and on the amount payable and timing of agreement for lease surrender premiums negotiated with landlords.

New Accounting Standards

US

In November 2002, the EITF reached a consensus on Issue 00-21 Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) a group of equity interest holders having the characteristics of a controlling financial interest holder, including characteristics such as decision making ability and an interest in the entity’s residual risks and rewards or (b) sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses. This party is referred to as the primary beneficiary.

In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The directors have considered the impact of FIN 46(R) and concluded that there are no variable interest entities to be consolidated as at December 31, 2003.

UK

FRS 20 (IFRS 2), ‘Share-based payment’, was issued by the ASB on April 7, 2004. It is effective for listed entities for accounting periods beginning on or after January 2005. It deals with the accounting for transactions where an entity obtains goods or services from other parties (including employees or suppliers) in consideration for the entity’s equity instruments (including shares or share options) or cash-settled amounts based on the value of the entity’s equity instruments.

For equity-settled transactions, the goods or services received should be measured at fair value, unless this cannot be estimated reliably, in which case it is measured indirectly by reference to the fair value of the equity instruments granted. For equity-settled transactions with parties other than employees, there is a rebuttable presumption that the fair value of goods or services received can be estimated reliably. For equity-settled transactions with employees, the fair value of the employee services received should be measured by reference to the fair value of the equity instrument (for example, share options) at grant date. If a market price does not exist, a valuation technique should be used to estimate the equity instrument’s fair value. Vesting conditions that are ‘market conditions’ are taken into account in determining the fair value. Vesting conditions, other than ‘market conditions’, are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognized is based on the number of equity instruments that actually vest. Where there is a specified period of service prior to which the equity instrument vests, the charge should be recognized over that vesting period. For cash-settled transactions, the initial amount recognized should be re-measured to fair value at each balance sheet date and on the vesting date.

It represents a significant change from current practice in the UK under UITF Abstract 17 where the charge is based on the intrinsic value of the share option (fair value of the share at the date of grant less exercise price). Use of the fair value of share options is expected to generally result in higher charges in the profit and loss account for share compensation. We are currently considering the impact of this standard.

FRS 21 based on the revised IAS 10 (and reflecting the expected changes in UK law) was issued in May 2004, effective for accounting periods beginning on or after January 1, 2005. The definition of an adjusting event in FRS 21 is stricter than in the existing guidance, SSAP 17, and is not extended to include statutory or conventional requirements that are currently reflected in financial statements. This has a significant effect on the treatment of dividends as it means that a dividend payable is not recognized until it becomes a liability of the company (in accordance with FRS 12). FRS 21 is not thought to have a significant impact on the Company.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception primarily through offerings of our equity securities, payments received under collaborative agreements, and interest income. As of December 31, 2003, we had raised through the sale of equity securities an aggregate of approximately £132.4 million in cash proceeds.

From inception through to December 31, 2003, we had also received an aggregate total of approximately £55,145,000 under collaborative agreements and had earned approximately £10,458,000 in interest income. At December 31, 2003, consolidated cash, cash equivalents and short-term investments were £27,507,000 compared to £19,217,000 at December 31, 2002 and £24,000,000 at December 31, 2001.

Through December 31, 2003, we had invested £11,530,000 in property, plant and equipment. We expect to incur additional costs in the future, relating primarily to our research and development activities and staffing. In our opinion, our working capital is sufficient for at least one year from the date of this filing.

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

At present our only outstanding indebtedness relates to the acquired KS Biomedix business. KS Biomedix’s Canadian subsidiary holds outstanding secured loans amounting to £180,000 and finance leases amounting to £34,000 at December 31, 2003. Interest is charged on the secured loans at 1.0% and 2.5% over Canadian prime rate. Our principal contractual commitments are operating lease payments.

Financial instruments

Our financial instruments comprise cash and liquid resources, non equity shares, loans, finance leases and various items such as trade debtors and creditors that arise directly from its operations. We finance our operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from our financial instruments is interest rate risk on cash and liquid resources.

The Board has implemented policies for managing this risk. These policies are summarized as follows:

•	We use the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID (London Inter Bank Bid Rate), and

•	All transactions are governed by our investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors, which has established limits by transaction type and counter party.

Credit risk

To minimize credit risk, investments can only comprise bank and building society deposits, Eurobonds, certificates of deposit, sterling commercial paper and U.K. government securities with institutions maintaining a minimum long term credit rating of A3 by Moody’s and/or A- by Standard and Poor’s. No transactions are of a speculative nature.

Liquidity risk

We have no short term funding requirements as at December 31, 2003. We ensure that funds held on deposit have a range of maturity dates which allows its cash requirements to be met as they fall due.

Currency risk

Some license agreements with partners provide for milestones to be payable in currencies other than sterling based on specified events. We have not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt or matched with operating expenditure in the same currency. Some of these license agreements also provide for collaborative research funding which does not represent a significant currency risk to us because the associated costs are refunded to us by the partner on a regular basis and then converted immediately into sterling.

All of our provisions, debtors and creditors falling due within one year (other than the secured loan and finance lease creditor) have been excluded from the disclosures below, excepting the currency disclosure. This is due either to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Financial assets and liabilities

We have the following financial assets and liabilities in addition to short-term debtors and creditors:

Current asset investments

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 we now hold 65,168 $0.001 shares in Cubist Pharmaceuticals Inc. At December 31, 2003 these shares had a book and a market value of £443,000 (2002: £454,000 – 88,668 shares). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short-term deposits

We use a discretionary professional fund manager to invest funds on deposit and in money market instruments. At December 31, 2003 we held cash at bank of £12,070,000 (2002: £2,632,000, 2001: £8,973,000), which earned interest, in line with LIBID, at a weighted average rate of 2.82% (2002: 3.34%, 2001: 4.41%). All cash and short-term deposits have maturity dates within eight months of December 31, 2003 and are held with institutions maintaining a minimum long term credit rating of A3 by Moody’s and/or A- by Standard and Poor’s. The majority of floating interest rates obtained are set relative to LIBOR.

Cash and short-term deposits are split between fixed and floating instruments as set forth in the table below:

	2003		2002
Interest rate	Fixed £000	Floating £000	Fixed £000	Floating £000
Cash at bank:
Sterling	—	10,386	—	2,464
U.S. dollars	—	1,225	—	168
Canadian dollars	—	189	—	—
Euros	—	270	—	—

	—	12,070	—	2,632
Sterling short term deposits	14,994	—	16,131	—

The weighted average interest rate of the fixed interest deposits is 3.89% (2002: 3.95%) in line with the objective of matching 3 month LIBID, and the weighted average period for which the interest is fixed is 3.1 months (2002: 1.6 months).

Financial liabilities

Our financial liabilities are as follows:

	2003			2002
Interest rate	Fixed £000	Floating £000	No interest £000	Fixed £000	Floating £000
Secured loans – Canadian dollars	—	180	—	—	—
Finance leases – Canadian dollars	34	—	—	—	—
Finance leases – sterling	—	—	—	3	—
Deferred shares – sterling	—	—	21,949	—	—

The secured loans and finance lease liabilities are Canadian dollar liabilities. The secured loans bear interest at floating rates of 1.0% and 2.5% over Canadian prime rate. The finance leases bear interest at fixed rates with a weighted average of 10.21%, and the weighted average period for which interest is fixed is 17.6 months.

The maturity profile of our financial liabilities is disclosed in Notes 16 & 17 to the Notes to the Financial Statements included elsewhere in this document, except for deferred shares which have no maturity date.

As at December 31, 2003 we held a provision of £764,000 (2002: £12,000) in respect of vacant leasehold properties and National Insurance. See Note 19 to Notes to the Financial Statements. These provisions are a financial liability on which no interest is paid because in establishing the provision the cash flows have not been discounted.

The group has no significant un-drawn committed borrowing facilities at December 31, 2003 (2002: £nil).

Currency exposures

Our functional currencies are sterling and Canadian dollars. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

The table below shows the extent to which we have monetary assets and (liabilities) in currencies other than their local currency.

2003: Functional currency of group operations:	U.S. Dollars £000	Canadian Dollars £000	Euros £000	Total £000
Sterling	1,080	(33)	44	1,091
Canadian dollars	(29)	—	—	(29)

	1,051	(33)	44	1,062

2002: Functional currency of group operations:	U.S. Dollars £000	Canadian Dollars £000	Euros £000	Total £000
Sterling	168	—	—	168

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at both December 31, 2003 and December 31, 2002 were not materially different.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

For a discussion of our research and development policies see Item 4.B. “Information on the Company – Business Overview – Business Strategy and Organization and Note 1 to Notes to the Financial Statements.” Our research and development costs for the years 2003, 2002 and 2001 were £15,072,000, £17,657,000 and £15,374,000 respectively.

Details of our current Patents and Licenses can also be found in Item 4.B. “Information on the Company – Business Overview – Patents, Trade Secrets and Licenses” of this Annual Report.

D. TREND INFORMATION

The nature of our business means that results of operations have fluctuated on a quarterly and annual basis, partly as a result of acquisitions and partly due to the timing of revenues from collaborations. Therefore, period –to –period and period-on-period comparisons are not meaningful at this stage of the Group’s development. The Directors believe that the Group will continue to experience fluctuations in its results in the near to medium term.

See Item 3.D. “Key Information – Risk Factors” which contains information regarding trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our revenues, income from continuing operations, liquidity or capital resources that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors in our shares.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our future minimum non-cancelable contractual obligations at December 31, 2003 are set forth below:

	Payments due by year
Contractual obligations	Total £000	Less than one year £000	1-3 years £000	3-5 years £000	More than 5 years £000
Secured loans	180	48	96	28	8
Finance lease obligations	34	24	10	—	—
Operating lease obligations	21,470	1,838	2,897	2,490	14,245

Total	21,684	1,910	3,003	2,518	14,253

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information about our Directors and senior management as of June 1, 2004:

Name	Age	Position within the Company
John B.H. Jackson (l)(3)(4)	75	Non-executive Chairman of the Board
Peter Gillett (1)(2)	62	Non-executive Director
Adrian L. Harris (l)(3)	53	Non-executive Director
T. Ronald Irwin (l)(2)(3)	68	Non-executive Director
John Rennocks (1)(4)	58	Non-executive Director
Michael Young (1)	64	Non-executive Director
Daniel Abrams (1)	48	Finance Director
David A. Oxlade (1)(4)	55	Chief Executive Officer
John Waterfall (1)	56	Development Director

(1)	Member of Board of Directors.
(2)	Member of Audit Committee.
(3)	Member of Remuneration Committee.
(4)	Member of Nominations Committee.

John B.H. Jackson, age 75, has served as our non-executive Chairman since March 1990. Mr. Jackson has over 40 years association with the pharmaceutical and specialty chemicals industries and is a Director of a number of other companies, including WPP Group plc. Additionally, he is also non-solicitor Chairman of Mishcon de Reya.

Peter Gillett, F.C.A., age 62, joined us as a non-executive Director in February 2000. He was until mid-2000 a partner in Ernst & Young, the audit and professional services firm. Mr. Gillett chairs our Audit Committee.

Professor Adrian L. Harris, M.B., Ch.B., M.R.C.P., D.Phil., F.R.C. P., age 53, became a Director in October 1996. Professor Harris has been Director of Cancer Research U.K. (previously ICRF) Molecular Oncology Laboratories in Oxford, U.K., since 1988. He is also Director of the Cancer Research U.K. Medical Oncology Unit and practices as a Medical Oncologist at two major hospitals in Oxford, U.K. Previously, he was Professor of Clinical Oncology at the University of Newcastle, U.K. Professor Harris has published over 500 scientific papers and reviews. Professor Harris joined our Scientific Advisory Board in May 1999 and also serves as a member of our Remuneration Committee.

T. Ronald Irwin, F.R.Pharm.S., Ph.C., age 68, is Xenova’s Senior Independent Non-executive Director, Chairman of the Remuneration Committee and a member of our Audit Committee. He was Commercial Director at British Biotech plc from 1993 until his retirement in 1996. Prior to this, he was Chairman and Managing Director of Marion Merrell Dow in the U.K. Mr. Irwin is also a Director of CeNeS Pharmaceuticals plc and Echo International Health Services Ltd. He has been a Non-executive member of our Board since October 1996.

John Rennocks, age 58, joined Xenova as Non-executive Director following the acquisition of KS Biomedix. Before being appointed to the board of KS Biomedix in May 2001, he was Executive Director – Finance at Corus Group plc until his retirement in 2001. Mr. Rennocks also held senior financial positions at British Steel, Powergen plc and Smith & Nephew plc. He held a non-executive board role for Biocompatibles International plc between 1995 and 2000. He was a non-executive director of Immarsat Ventures plc but retired from the Board on its sale to Private Equity Investors in December 2003. He is Chairman of Nestor Healthcare Group plc and Diploma plc and a non-executive director of Foreign and Colonial Investment Trust plc and several other companies.

Michael Young B.Sc., M.B., B.Ch., Ph.D., M.B.A., age 64, joined as a Non-executive Director for Xenova following the acquisition of KS Biomedix. Prior to his appointment to the board of KS Biomedix in July 2002, he served on the board of Medeva plc as development director/chief scientific officer for six years until 2001. Before joining Medeva, Dr Young held a variety of senior management roles with Proctor & Gamble, SmithKline French and Astra Pharmaceuticals. He is also CEO of Strategic Healthcare Developments LLC and a Non Executive Director of SuperGen Inc., Dublin California.

David A. Oxlade, age 55, joined us as a member of our Board of Directors in June 1997 and was appointed as Chief Executive in March 1998. Prior to joining us, Mr. Oxlade was President of the Syva Division of Behring Diagnostics, Inc. in San Jose, California. Previously he held positions in Imperial Chemicals Industries plc, Diagnostics Division and Boehringer-Mannheim GmbH. Mr. Oxlade is a member of our Nominations Committee.

Daniel Abrams F.C.A., M.A. (Hons), age 48, joined us as Finance Director in October 1997. He was previously Vice President Finance and Chief Financial Officer, Asia and Africa Division, of Pepsi Co. International, prior to which he held various senior finance and strategy positions at Diageo plc. He is also a Board member of the Biotechnology Industry Association in the U.K.

John Waterfall, Ph.D., age 56, joined us in May 1999 as Research and Development Director. He was previously Divisional Vice President, Global Project Management, for Hoffmann-La Roche Inc., New Jersey, U.S. From 1985-92, Dr. Waterfall led the cardiovascular and bronchopulmonary research group at Roche (U.K.) prior to which he was head of cardiovascular and autonomic pharmacology at Wyeth Laboratories. He has published over 70 papers in peer reviewed journals. Dr. Waterfall completed his Ph.D. in Chemical Carcinogenesis at the Institute of Cancer Research, U.K.

Certain information regarding other key scientific and other personnel is listed below:

Elizabeth Rollinson Ph.D., age 52, Commercial Director, joined us in 1993 after seven years as a manager of Biologics Research and Development at Pitman Moore Europe Limited. Dr. Rollinson has been instrumental in establishing a number of high value partnerships with major pharmaceutical companies, including Pfizer, Glaxo Wellcome, Invitrogen and Genencor, and has developed the brand XenovaBiomanufacturing. She is a registered Qualified Person, Managing Director of Phogen and Non-executive Director of Discerna.

Alan W. Garmonsway, B.Sc., F.C.I.P.D., age 50, Director of Human Resources and a member of our senior management team, joined us in 1991. Prior to this, he was Human Resources Manager, Great Britain, for Pitman Moore Europe and has also held a number of human resources management and scientific research positions at Glaxo Group Research.

Michael D. Johnston, Ph.D., age 58, Director of Manufacturing and Process Development, joined us in 1995, from the Wellcome Research Laboratories at Beckenham U.K. where he was Head of the Biotechnology Development Laboratories. Dr. Johnston had worked for 20 years at Wellcome developing, scaling up and securing regulatory approval for biotechnology processes and products. Dr. Johnston is a member of our Senior Management Team.

David Norris, Ph.D., age 55, Development Project Leader, with responsibility for leading key development partnerships in the area of small molecules, joined us in 1987 from Hoechst U.K. as Research Leader in Biochemistry. He joined the Development Division in 1997 and has been responsible for progressing a number of compounds through clinical trials, including tariquidar.

Alan Olby, A.C.A. B.A. (Hons), age 33, Financial Controller, joined us in September 2003 following the acquisition of KS Biomedix where he was also Financial Controller. Prior to this he was a manager in the corporate finance department at Deloitte & Touche assisting mainly smaller listed company clients with fund raising, acquisitions and other corporate transactions.

Terry C. Stancliffe, Ph.D., age 56, is Director of Intellectual Property and is a European and U.K. patent attorney. Prior to joining the Company in 1994 Terry was in patent practice both in industry and in private practice for over 20 years, including 13 years representing patent cases of Unilever plc in diverse technologies including immunodiagnostics.

Simon Long, M.B., CH.B., M.F.P.M., M.R.C.P. (U.K.), age 42, is Director of Clinical Development and joined us in September 2003 following the acquisition of KS Biomedix. Dr Long was previously Director of Clinical Development at KS Biomedix with responsibility for clinical programs in the oncology therapeutic area. Prior to this, he was Medical Director at Chugai Pharma Europe and Chugai Pharma U.K. Dr Long qualified in Medicine from the University of Leeds, U.K., and trained in general medicine, haematological oncology and bone marrow transplantation.

Veronica Cefis Sellar, B.Sc. (Hons), M.B.A., age 34, is Head of Corporate Communications and joined us in January 2004. Prior to this, she was an Assistant Vice President of Noonan Russo Ltd for three years, a communications agency specialized in biotechnology. Before entering into communications, Ms. Sellar spent seven years working in European Equity Sales for leading international investment banks including Credit Suisse First Boston, Barclays de Zoete Wedd and Paribas.

B. COMPENSATION

Details of the compensation of our Directors for the year-ended December 31, 2003 are summarized below:

	Fees	Salary £000	Bonus £000	Benefits £000	Termination payment £000	2003 Total £000	2002 Total £000	2003 Pension £000	2002 Pension £000
Executive Directors
DA Oxlade (a)	—	227	73	24	—	324	310	56	50
D Abrams	—	153	49	18	—	220	210	25	24
M Moore (b)	—	90	—	11	157	258	196	38	23
J Waterfall	—	153	49	17	—	219	206	25	24
J St Clair Roberts (c)	—	86	—	11	143	240	181	35	21

Non-Executive Directors
JBH Jackson	45	—	—	—	—	45	45	—	—
PL Gillett	19	—	—	—	—	19	19	—	—
TR Irwin	18	—	—	—	—	18	16	—	—
HS Wachtler (d)	13	—	—	—	—	13	16	—	—
AL Harris	16	—	—	—	—	16	16	—	—
GH Fairtlough (d)	15	—	—	—	—	15	19	—	—
J Rennocks (e)	5	—	—	—	—	5	—	—	—
M Young (e)	5	—	—	—	—	5	—	—	—

TOTAL	136	709	171	81	300	1,397	1,234	179	142

(a)	Highest paid Director in 2003
(b)	Resigned as a Director on August 13, 2003. Pension contribution on termination of £23,839 is included in pension above
(c)	Resigned as a Director on August 13, 2003. Pension contribution on termination of £21,280 is included in pension above
(d)	Resigned October 17, 2003
(e)	Joined September 15, 2003
(f)	The performance-related pay element of total remuneration packages is in the order of 20%

For a detailed description of our various share option plans, the number of ordinary shares and options held by executive and non-executive Directors, and a description of our Deferred Share Bonus Plan, see Item 6.E. – “Directors, Senior Management and Employees – Share Ownership” below.

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

Mr. D.A. Oxlade, Mr. D. Abrams and Mr. J.B.H. Jackson were re-elected, Mr. J. Rennocks and Mr. M. Young were elected at our Annual General Meeting held on May 25, 2004. The address of each of our Directors is c/o Xenova Group plc, 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England. Our Articles of Association do not require an individual to own Ordinary Shares to qualify for election to the Board.

The Articles of Association provide that each of the Directors shall be remunerated for services at a rate determined by the Board from time to time provided that the aggregate of all Directors’ fees shall not exceed £200,000. All of our executive Directors have service contracts. Non-executive Directors do not have service contracts.

On February 12, 2001, we entered into a service contract with John St Clair Roberts conditional on the implementation of the merger with Cantab (previous to February 12, 2001 Dr St Clair Roberts’ period of continuous employment with Cantab commenced on April 1, 1994). The contract continued until August 31, 2003, when Dr. Roberts left the Company. Under the contract, Dr. Roberts was entitled to an annual salary of £129,000 and a bonus of up to a maximum of 40% of the basic salary payable during such periods, although no bonus was paid to Dr. St Clair Roberts in respect to 2003. We contributed a sum equal to 20% of Dr. Roberts’ annual salary into our occupational pension scheme on behalf of Dr. Roberts, having first contributed a minimum of 7.5% of his pensionable salary to the scheme. Dr. Roberts was eligible to be considered for participation in any employee share scheme. Dr. Roberts was entitled to participate at our expense in permanent health insurance and life insurance schemes. In addition, we provided medical expenses insurance for Dr. Roberts and certain members of his family. Dr. Roberts was also entitled to medical screening at our expense; however the cost of any further medical examination is the responsibility of Dr. Roberts. He was further entitled to a car allowance of £12,000 p.a. As Dr. Roberts’ service contract was terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he was entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

On June 2, 1999, we entered into a service contract with Dr. John Waterfall, our Development Director. The contract will continue until terminated by either party giving not less than 52 weeks’ prior notice of termination and provides for an annual base salary of £152,700 and a bonus of up to 40% of base salary. Dr. Waterfall’s base salary is reviewed annually by our Board. If Dr. Waterfall’s service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

On November 5, 1992, we entered into a service contract with Dr. Michael Moore, our Chief Scientific Officer, which was subsequently amended on August 1, 1995 and August 30, 1996. The contract was terminated on August 18, 2003 when Dr. Moore left the Company. It provided for an annual base salary of £150,000 and a bonus of up to 40% of base salary. Dr. Moore’s base salary was reviewed annually by the Board. As Dr. Moore’s service contract was terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he was entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

On March 31, 1998, we entered into a service contract with David Oxlade, our Chief Executive Officer, which was subsequently amended on July 31, 1998. The contract will continue until terminated by either party giving not less than 104 weeks’ prior notice of termination and provides for an annual base salary of £227,000 and a bonus of up to 40% of base salary. Mr. Oxlade’s base salary is reviewed annually by the Board. If Mr. Oxlade’s service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for two years.

On March 31, 1998, we entered into a service contract with Daniel Abrams, our Group Financial Officer. The contract will continue until terminated by either party giving not less than 52 weeks’ prior notice of termination and provides for an annual base salary of £152,700 and a bonus of up to 40% of base salary. Mr. Abrams’ base salary is reviewed annually by the Board. If Mr. Abrams’ service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

Our audit committee currently consists of two non-executive Directors, Mr. P. Gillett and Mr. T. R. Irwin and met six times in 2003. Our audit committee assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The audit committee reviews the findings of the external auditors and reviews key accounting policies and judgments. See Item 16.C. “Principal Accountant Fees and Services” for information on fees paid to the auditors in the year.

Our remuneration committee consisted throughout 2003 of three non-executive Directors. Mr. G.H. Fairtlough was Chairman until October 17, 2003, when he resigned from the Board and was replaced by Mr. T. R. Irwin as Chairman of the Committee from that date. Mr. J.B.H. Jackson and Mr. A.L. Harris served on the committee all year. The remuneration committee meets at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive Directors and senior employees, having regard to performance. In setting the remuneration policy our remuneration committee considers a number of factors including:

•	the basic salaries and benefits available to executive Directors of comparable companies

•	the need to attract and retain Directors of an appropriate caliber

•	the need to ensure executive Directors’ commitment to our continued success by means of incentive schemes

D. EMPLOYEES

We employed 112 people at December 31, 2003. As at June 1, 2004, we employed 105 full time employees, of whom 12 hold Ph.D. or M.D. degrees. 28 employees work in the administrative area and 77 employees work in the development and biologics manufacturing area. We employ additional temporary staff members as needed. We consider our relations with our employees to be good and we are nationally recognized in the U.K. as an “Investor in People.”

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

There are no recognized labor unions within the Company but we regularly consult with employees on an informal basis and through the Human Resources Committee.

We have endeavored to ensure that the principal members of our management and scientific team are provided with a suitable incentive, but the retention of our staff cannot be guaranteed and the loss of their services could materially adversely affect our ability to achieve our planned development objectives.

At June 1, 2004, 75 employees were based in the U.K., 28 in Canada and 2 in the U.S.

E. SHARE OWNERSHIP

The share ownership of our Directors as of June 1, 2004 was as follows. Each Director and Officer owns less than 1% of the outstanding Ordinary Shares of the Company.

Ordinary Shares
Executive Directors:
D.A. Oxlade	348,975
D. Abrams	204,040
J. Waterfall	59,663

Ordinary Shares
Non-Executive Directors:
J.B.H. Jackson	286,726
P. Gillett	21,974
A.L. Harris	19,539
T.R. Irwin	44,140
J Rennocks	219,183
M Young	—
All Directors	1,204,240

As part of the Placing and Open Offer made in December 2003 the following Directors hold warrants, exercisable at £0.125p per warrant and convertible to ordinary 1p shares between July 1, 2004 and December 31, 2008.

Director	Warrants over 1p Ordinary Shares at December 31, 2003
JBH Jackson	37,378
DA Oxlade	25,623
D Abrams	18,828
J Waterfall	2,373
TR Irwin	5,757
AL Harris	2,547
PL Gillett	2,865
J Rennocks	15,999

Options Held by Officers and Directors

The number of options held as of June 1, 2004 by each Director and executive officer was as follows:

	Category of Option		At January 1, 2003	Granted/ (lapsed in the year)	At December 31, 2003	Granted since December 31, 2003	At June 1, 2004	Exercise Price	Earliest exercise date	Latest exercise date
D Oxlade	(b	)	8,875		8,875		8,875	£3.38	June 23, 2000	June 22, 2007
	(c	)	35,562		35,562		35,562	£3.38	June 23, 2000	June 22, 2007
	(c	)	40,000		40,000		40,000	£2.08	Mar 13, 2001	Mar 12, 2008
	(c	)	120,000		120,000		120,000	£0.32	Dec 15, 2001	Dec 14, 2008
	(c	)	50,000		50,000		50,000	£0.88	Aug 17, 2002	Aug 16, 2009
	(c	)	50,000		50,000		50,000	£0.87	Dec 20, 2002	Dec 19, 2009
	(d	)(h)	7,088	(7,088)	—		—	£0.82	Sep 1, 2002	Feb 28, 2003
	(e	)(h)	41,920	(41,920)	—		—	£0.10	July 13, 2003	July 12, 2010
	(c	)	60,000		60,000		60,000	£1.11	Dec 18, 2003	Dec 17, 2010
	(c	)	70,000		70,000		70,000	£0.77	July 13, 2005	July 12, 2010
	(f	)(h)	4,211		4,211		4,211	£0.92	Dec 1, 2003	May 31, 2004
	(c	)	153,000		153,000		153,000	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	102,000		102,000		102,000	£0.48	Aug 16, 2006	Aug 15, 2011
	(e	)	213,432		213,432		213,432	£0.10	Oct 18, 2004	Oct 17, 2011
	(c	)	112,500		112,500		112,500	£0.41	Dec 18, 2004	Dec 17, 2011
	(c	)	37,500		37,500		37,500	£0.41	Dec 18, 2006	Dec 17, 2011
	(g	)	15,589		15,589		15,589	£0.49	June 1, 2005	Nov 30, 2005
	(c	)	45,000		45,000		45,000	£0.38	Sept 12, 2005	Sept 11, 2012
	(c	)	15,000		15,000		15,000	£0.38	Sept 12, 2007	Sept 11, 2012
	(e	)	155,663		155,663		155,663	£0.10	Oct 28, 2005	Oct 27, 2012
	(c	)	375,000		375,000		375,000	£0.31	Dec 6, 2005	Dec 5, 2012
	(c	)	125,000		125,000		125,000	£0.31	Dec 6, 2007	Dec 5, 2012
	(c	)		450,000	450,000		450,000	£0.11	Dec 5, 2006	Dec 4, 2013
	(c	)		150,000	150,000		150,000	£0.11	Dec 5, 2008	Dec 4, 2013
	(e	)		1,260,000	1,260,000		1,260,000	£0.01	Dec 23, 2006	Dec 22, 2013
	(e	)				945,000	945,000	£0.01	Mar 4, 2007	Mar 3, 2014

	Category of Option		At January 1, 2003	Granted/ (lapsed in the year)	At December 31, 2003	Granted since December 31, 2003	At June 1, 2004	Exercise Price	Earliest exercise date	Latest exercise date
D Abrams	(c	)	52,788		52,788		52,788	£2.08	Mar 13, 2001	Mar 12, 2008
	(b	)	14,423		14,423		14,423	£2.08	Mar 13, 2001	Mar 12, 2008
	(c	)	40,000		40,000		40,000	£0.32	Dec 15, 2001	Dec 14, 2008
	(c	)	40,000		40,000		40,000	£0.32	Dec 15, 2003	Dec 14, 2008
	(c	)	25,000		25,000		25,000	£0.88	Aug 17, 2002	Aug 16, 2009
	(c	)	40,000		40,000		40,000	£0.87	Dec 20, 2002	Dec 19, 2009
	(e	)(h)	33,527	(33,527)	—		—	£0.10	July 13, 2003	July 12, 2010
	(c	)	30,000		30,000		30,000	£1.11	Dec 18, 2003	Dec 17, 2010
	(c	)	40,000		40,000		40,000	£0.77	July 13, 2005	July 12, 2010
	(c	)	61,200		61,200		61,200	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	40,800		40,800		40,800	£0.48	Aug 16, 2006	Aug 15, 2011
	(c	)	52,500		52,500		52,500	£0.41	Dec 18, 2004	Dec 17, 2011
	(c	)	17,500		17,500		17,500	£0.41	Dec 18, 2006	Dec 17, 2011
	(e	)	106,716		106,716		106,716	£0.10	Oct 18, 2004	Oct 17, 2011
	(c	)	22,500		22,500		22,500	£0.38	Sept 12, 2005	Sept 11, 2012
	(c	)	7,500		7,500		7,500	£0.38	Sept 12, 2007	Sept 11, 2012
	(e	)	107,664		107,664		107,664	£0.10	Oct 28, 2005	Oct 27, 2012
	(c	)	187,500		187,500		187,500	£0.31	Dec 6, 2005	Dec 5, 2012
	(c	)	67,500		67,500		67,500	£0.31	Dec 6, 2007	Dec 5, 2012
	(c	)		375,000	375,000		375,000	£0.11	Dec 5, 2006	Dec 4, 2013
	(c	)		125,000	125,000		125,000	£0.11	Dec 5, 2008	Dec 4, 2013
	(e	)		630,000	630,000		630,000	£0.01	Dec 23, 2006	Dec 22, 2013
	(e	)				472,500	472,500	£0.01	Mar 4, 2004	Mar 3, 2014

	Category of Option		At January 1, 2003	Granted/ (lapsed in the year)	At December 31, 2003	Granted since December 31, 2003	At June 1, 2004	Exercise Price	Earliest exercise date	Latest exercise date
J Waterfall	(c	)	74,360		74,360		74,360	£1.17	27 May 2002	26 May 2009
	(b	)	25,640		25,640		25,640	£1.17	May 27, 2002	May 26, 2009
	(c	)	20,000		20,000		20,000	£0.87	Dec 20, 2002	Dec 19, 2009
	(d	)(h)	4,725	(4,725)	—		—	£0.82	Sep 1, 2002	Feb 28, 2003
	(e	)(h)	13,912	(13,912)	—		—	£0.10	July 13, 2003	July 12, 2010
	(c	)	30,000		30,000		30,000	£1.11	Dec 18, 2003	Dec 17, 2010
	(c	)	50,000		50,000		50,000	£0.77	July 13, 2005	July 12, 2010
	(c	)	61,200		61,200		61,200	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	40,800		40,800		40,800	£0.48	Aug 16, 2006	Aug 15, 2011
	(c	)	52,500		52,500		52,500	£0.41	Dec 18, 2004	Dec 17, 2011
	(c	)	17,500		17,500		17,500	£0.41	Dec 18, 2006	Dec 17, 2011
	(c	)	22,500		22,500		22,500	£0.38	Sept 12, 2005	Sept 11, 2012
	(c	)	7,500		7,500		7,500	£0.38	Sept 12, 2007	Sept 11, 2012
	(e	)	27,339		27,339		27,339	£0.10	Oct 28, 2005	Oct 27, 2012
	(c	)	187,500		187,500		187,500	£0.31	Dec 6, 2005	Dec 5, 2012
	(c	)	67,500		67,500		67,500	£0.31	Dec 6, 2007	Dec 5, 2012
	(c	)		300,000	300,000		300,000	£0.11	Dec 5, 2006	Dec 4, 2013
	(c	)		100,000	100,000		100,000	£0.11	Dec 5, 2008	Dec 4, 2013
	(e	)		315,000	315,000		315,000	£0.01	Dec 23, 2006	Dec 22, 2013

	Category of Option		At January 1, 2003	Granted/ (lapsed in the year)	At December 31, 2003	Granted since December 31, 2003	At June 1, 2004	Exercise Price	Earliest exercise date	Latest exercise date
M Moore	(a	)	15,000		15,000		15,000	£3.35	Dec 23, 1997	Dec 22, 2004
	(a	)	15,000		15,000		15,000	£2.34	Aug 9, 1998	Aug 8, 2005
	(c	)	65,000		65,000		65,000	£0.88	Aug 17, 2002	Aug 16, 2009
	(c	)	35,000		35,000		35,000	£0.87	Dec 20, 2002	Dec 19, 2009
	(d	)	4,752	(4,725)	—		—	£0.82	Sept 1, 2002	Feb 28, 2003
	(e	)(h)	22,304	(22.304)	—		—	£0.10	July 13, 2003	July 12, 2010
	(c	)	30,000		30,000		30,000	£1.11	Dec 18, 2003	Dec 17, 2010
	(c	)	40,000		40,000		40,000	£0.77	July 13, 2005	July 12, 2010
	(f	)(h)	4,211	(4,211)	—		—	£0.92	Dec 1,2003	May 31, 2004
	(c	)	61,200		61,200		61,200	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	40,800		40,800		40,800	£0.48	Aug 16, 2006	Aug 15, 2011
	(e	)(h)	213,432	(83,002)	130,430		130,430	£0.10	Oct 18, 2004	Oct 17, 2011
	(c	)	52,500		52,500		52,500	£0.41	Dec 18, 2004	Dec 17, 2011
	(c	)	17,500		17,500		17,500	£0.41	Dec 18, 2006	Dec 17, 2011
	(c	)	22,500		22,500		22,500	£0.38	Sept 12, 2005	Sept 11, 2012
	(c	)	7,500		7,500		7,500	£0.38	Sept 12, 2007	Sept 12, 2012
	(e	)(h)	45,428	(34,071)	11,357		11,357	£0.10	Oct 28, 2005	Oct 27, 2012
	(c	)	187,500		187,500		187,500	£0.31	Dec 6, 2005	Dec 5, 2012
	(c	)	67,500		67,500		67,500	£0.31	Dec 6, 2007	Dec 5, 2012

	Category of Option		At January 1, 2003	Granted/ (lapsed in the year)	At December 31, 2003	Granted since December 31, 2003	At June 1, 2004	Exercise Price	Earliest exercise date	Latest exercise date
J St Clair Roberts	(b	)	62,500		62,500		62,500	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	5,500		5,500		5,500	£0.48	Aug 16, 2004	Aug 15, 2011
	(c	)	59,500		59,500		59,500	£0.48	Aug 16, 2006	Aug 15, 2011
	(c	)	30,000		30,000		30,000	£0.41	Dec 18, 2004	Dec 17, 2011
	(c	)	10,000		10,000		10,000	£0.41	Dec 18, 2006	Dec 17, 2011
	(g	)(h)	19,487	(19,487)	—		—	£0.49	June 1, 2005	Nov 30, 2005
	(c	)	22,500		22,500		22,500	£0.38	Sept 12, 2005	Sept 11, 2012
	(c	)	7,500		7,500		7,500	£0.38	Sept 12, 2007	Sept 11, 2012
	(e	)(h)	78,977	(59,233)	19,744		19,744	£0.10	Oct 28, 2005	Oct 27, 2012
	(c	)	150,000		150,000		150,000	£0.31	Dec 6, 2005	Dec 5, 2012
	(c	)	50,000		50,000		50,000	£0.31	Dec 6, 2007	Dec 5, 2012

(a)	1992 Share Option Scheme
(b)	1996 Share Option Scheme (approved)
(c)	1996 Share Option Scheme (non-approvable parts)
(d)	1997 Save As You Earn Scheme 1999 offer
(e)	Deferred Share Bonus Plan
(f)	1997 Save As You Earn Scheme 2000 offer
(g)	1997 Save As You Earn Scheme 2002 offer
(h)	Lapsed options

Options granted in 2003 were issued under the 1996 scheme as three-year or five-year vesting options.

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee.

The performance criteria include the achievement of individual, corporate and share price objectives. Prior to November 1999 options granted under the 1996 approved scheme have no performance criteria.

Employee Incentive Plans

We have five employee incentive plans: (i) the Xenova Limited 1988 Share Option Plan (the 1988 Plan) (ii) the Xenova Group 1992 Share Option Scheme (the l992 Plan), (iii) the Xenova Group 1996 Plan (the 1996 Plan), (iv) the Xenova Group Savings Related Plan (the Savings Related Plan) and (v) the Deferred Share Bonus Plan.

The 1996 Option Plan supersedes the 1988 Plan and the 1992 Plan and no further options will be granted from either the 1988 Plan or the 1992 Plan. All options from the 1988 Plan have now lapsed and options from the 1992 Plan which lapse or are exercised will not become available for future grant.

The 1988 Plan and 1992 Plan

Prior to our reorganization in 1992, all executive officers and employees of Xenova Limited were eligible to receive options under the 1988 Plan. All of the options under the 1988 Approved Plan were granted between August 8, 1988 and May 28, 1992. No further options will be granted under the 1988 Plan and the Plan has now fully lapsed. As part of the 1992 reorganization, holders of options under the 1988 Approved Plan exchanged their options to purchase shares in Xenova Limited for options to purchase our Ordinary Shares.

All our executive officers and employees (other than those within two years of normal retirement date) were then eligible to receive options under the 1992 Approved Plan.

Options granted under the 1988 Plan and 1992 Plan entitled participants to subscribe for our Ordinary Shares at an exercise price which is not less than the market value of an Ordinary Share at the date of grant as determined by the Board. Options are non-transferable, except in the case of the death of a participant, in which case a personal representative was entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant’s death. Options granted under the 1988 Plan and 1992 Plan are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement at or after age 60, or in other circumstances at the discretion of the Board.

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

The 1988 Plan was approved by the U.K. Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 (the Taxes Act).

The 1992 Plan is divided into three parts:

•	The No. 1 Plan

This sub-plan is approved by the U.K. Inland Revenue under Schedule 9 to the Taxes Act.

•	The No. 2 Plan.

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

•	The No. 3 Plan.

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

Options, which are not transferable, entitle the recipient to acquire, either by purchase or by subscription, our Ordinary Shares at an exercise price determined by the Board. The exercise price may not be less than the average of the middle market quotations of an Ordinary Share as derived from the Official List of the LSE for the dealing day prior to the date of grant, or where the option is granted pursuant to an invitation and the invitation so specifies, the date of the invitation.

The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date will be subject to the following limits:

•	in the No. 1 plan the maximum number may not exceed the limit specified in the Taxes Act (currently £30,000) or the limit applicable under the No. 1 plan if lower

•	in the No. 2 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under the plan, will be limited so that the aggregate cost of exercise does not exceed four times a participant’s annual pay

•	in the No.3 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under the plan, will be limited to eight times a participant’s annual pay of which any options in excess of the four times annual pay must be granted by way of super options. Super options are options where the performance target is significantly more demanding than for other options

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

Whenever the Savings Related Plan is operated, each eligible employee will be given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the SAYE contract) to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by a employee under all SAYE contracts may not exceed that from time to time allowed by the Taxes Act, currently £250.

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

In normal circumstances an option may only be exercised while the participant remains employed by us and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third anniversary of the start of the SAYE contract. Earlier exercise is permitted in certain circumstances where the participant’s employment terminates or in the event of a change in control, a reorganization or an amalgamation of us. The terms of options may be adjusted in the event of certain changes in our capital.

Limits Applying to the 1996 Plan and the Savings Related Plan

The 1996 Plan and the Savings Related Plan are subject to the following limit that in any 10 year period not more than 10% of our equity share capital may be allocated on the number of shares which may be acquired by subscription under any Long Term Incentive Plan:

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

As of December 31, 2003 options to acquire a total of 11,725,065 Ordinary Shares were outstanding under our option plans. These options have exercise prices ranging from £0.10 to £8.12 per share and exercise periods, which expire between April 2003 and December 2013. Options to acquire a total of 8,115,031 Ordinary Shares are held by our Directors and Officers. See “Options Held by Our Officers and Directors” above.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To our knowledge, the following persons owned 3% or more of our outstanding Ordinary Shares at June 1, 2004.

Shareholder	Shareholding June 1, 2004%		Shareholding June 1, 2003%		Shareholding June 17, 2002%
ISIS Asset Management	31,385,987	7.27	734,867	0.42	1,973,433	1.42
Dr Kim Tan & Family	24,950,855	5.78	0	0	0	0
RAB Capital	15,149,151	3.51	2,498,521	1.43	10,014,752	7.20

The foregoing shareholders have identical voting rights as holders of Ordinary Shares.

A total of 431,526,743 Xenova Ordinary Shares were outstanding as of June 1, 2004, of which 33,418,320 Ordinary Shares, or 7.74%, were held of record by 20 holders in the United States, exclusive of The Bank of New York, acting as depositary in respect of Xenova’s ADRs. The Bank of New York, acting as depositary in respect of ADRs representing Ordinary Shares, holds 110,659,965 Ordinary Shares as record owner, representing 25.64% of our issued share capital.

Xenova is not owned or controlled by another corporation, foreign government or any other natural person. Xenova does not know of any arrangements, which may, at a subsequent date, result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

For information with respect to employment arrangements between us and our executive and non-executive Directors, see “Item 6.C. – Directors, Senior Management and Employees – Board Practices.”

Phogen Limited is a related party as Xenova Research Limited, our wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of £92,000 (2002: £185,000) to Phogen Limited. The amount outstanding due to us at December 31, 2002 was £43,000 (December 31, 2002: £51,000).

Discerna Limited is also a related party of the group as KS Biomedix Holdings plc, the Company’s wholly owned subsidiary, has a 50% interest in the share capital and voting rights of Discerna Limited. In December 2003 the Group paid £109,000 to Discerna, which was the final installment of its investment in the joint venture. There were no outstanding balances due to or from Discerna at December 31, 2003.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17. Financial Statements and pages F-1 through F-32.

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

Except for the matters detailed below, there are no and have not been any legal or arbitration proceedings by or against us, including any such proceedings which are pending or threatened by or against any member of our Group of which we are aware, which may have or have had in the 12 months preceding the date of this document a significant effect on our financial position.

1.	We are interested in an opposition filed by ImmuLogic Pharmaceutical Corporation against European Patent 0 496 839 (now assigned to Chilka Limited), making claims related to the use of vaccine conjugates of drugs of abuse for treatment or prevention of drug dependence. The opposition was heard in March 2000 and resulted in a decision for the revocation of the patent in its entirety. The appeal of the patent proprietor was heard in August 2003. The un-patentability of the original claims of the patent was confirmed, but the Board of Appeal allowed the maintenance of the opposed patent in part, based on narrowing amendments of the claims. In view of the narrowing amendments, we believe that use of TA-CD and TA-NIC in Europe would not fall within any valid rights conferred by the resulting amended patent. The proprietor of the patent has formally notified us of the existence of the patent.

2.	In 2003, Xenova filed opposition against European patent EP 0 652 772 (Harvard), relating to herpes viral vaccines. Xenova believes that the Harvard patent claims do not cover any product candidate in which Xenova is interested, but the opposition is lodged on a precautionary basis. The proceedings are still pending.

3.	In May 2000, KS Biomedix was granted a European Patent 0 574 461 relating to humanized antibodies of (inter alia) sheep origin. This patent covers product candidate XR303 and is also the subject of pending opposition proceedings filed by Celltech Ltd.

Each of the claims described in the above paragraphs of this section are patent opposition claims. Accordingly, the consequence of losing any one of these claims would result in the narrowing or revocation of the relevant patent as opposed to damages being awarded against a party.

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

B. SIGNIFICANT CHANGES

Except as disclosed in this annual report, no significant change has occurred since December 31, 2003, the date of Xenova’s consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price Information on the NNM

Xenova ADRs began trading on the NASDAQ NNM in July 1994. The high and low sales prices for an ADR on the NNM for the periods designated below are as follows:

1.	Annual High and Low Market Prices:

	High	Low
1999	$21.25	$5.00
2000	$88.75	$10.68
2001	$17.50	$3.78
2002	$11.77	$4.55
2003	$7.24	$1.58

2.	Quarterly High and Low Market Prices:

2002	High	Low
1st Quarter	$11.77	$6.75
2nd Quarter	$9.35	$6.75
3rd Quarter	$9.00	$5.30
4th Quarter	$6.66	$4.55

2003
1st Quarter	$7.24	$2.20
2nd Quarter	$3.50	$1.58
3rd Quarter	$2.47	$1.80
4th Quarter	$2.56	$1.74

2004
1st Quarter	$2.87	$1.85
2nd Quarter (through June 11)	$2.17	$1.54

3.	Monthly High and Low Market Prices:

	High	Low
December 2003	$2.20	$1.74
January 2004	$2.43	$1.85
February 2004	$2.79	$2.17
March 2004	$2.87	$2.41
April 2004	$2.17	$1.80
May 2004	$1.83	$1.54
June 2004 (through June 11)	$1.67	$1.58

Price Information on the LSE

Xenova Ordinary Shares began trading on the London Stock Exchange in December 1996. The high and low closing market prices for the Ordinary Shares as reported by the LSE for the periods designated below are as follows:

1.	Annual High and Low Market Prices:

	High		Low
1999	139.00	p	37.50	p
2000	440.00	p	71.50	p
2001	105.00	p	24.00	p
2002	76.25	p	28.75	p
2003	43.00	p	8.75	p

2.	Quarterly High and Low Market Prices:

2002	High		Low
1st Quarter	76.25	p	49.75	p
2nd Quarter	65.00	p	46.25	p
3rd Quarter	54.00	p	33.00	p
4th Quarter	39.00	p	28.75	p

2003
1st Quarter	43.00	p	12.50	p
2nd Quarter	19.75	p	8.75	p
3rd Quarter	15.25	p	10.50	p
4th Quarter	15.75	p	9.00	p

2004
1st Quarter	13.00	p	10.00	p
2nd Quarter (through June 11)	12.50	p	8.25	p

3.	Monthly High and Low Market Prices:

	High		Low
December 2003	11.75	p	9.00	p
January 2004	13.00	p	10.00	p
February 2004	12.75	p	10.75	p
March 2004	12.50	p	10.50	p
April 2004	12.50	p	10.25	p
May 2004	10.25	p	8.75	p
June 2004 (through June 11)	9.00	p	8.25	p

The Ordinary Shares of Cantab Pharmaceuticals plc were cancelled from their official listing on the LSE with effect from May 5, 2001 following our merger with Cantab. The Ordinary Shares of KS Biomedix Holdings plc were cancelled from their official listing on the LSE with effect from October 15, 2003. There have been no suspensions from trading for Xenova Group plc shares in the past three years. On June 11, 2004, the last reported sale price of Xenova Ordinary Shares was 8.3475p per share, and the last reported sale price of Xenova ADRs on June 10 (June 11 was a national holiday in the U.S. and the NNM was closed) on the NNM was $1.580 .

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

The principal trading market for our Ordinary Shares is the LSE under the symbol XEN. ADRs representing Ordinary Shares are also quoted on the NNM under the symbol XNVA. Each ADR represents 10 of our Ordinary Shares. In December 1996, our Ordinary Shares were admitted to the Official List of the LSE in connection with the sale by us of 10,520,600 newly issued Ordinary Shares. On October 1, 1998, a further 19,110,450 Ordinary Shares and 555,725 warrants to purchase Ordinary Shares were admitted to the Official List of the LSE in connection with a public offering in the U.K. On July 5, 1999, a further 2,150,038 shares were admitted to the Official List of the LSE in connection with a placing with institutional shareholders. On April 9, 2001, 69,788,451 Ordinary Shares were admitted to the Official List of the LSE in connection with the merger with Cantab. On January 15,, 2003, 1,766,235 Ordinary Shares were admitted to the Official List of the LSE in connection with the buyout of residual ImmuLogic interests. On September 15, 2003, 71,545,305 Ordinary Shares were admitted to the Official List of the LSE in connection with the acquisition of KS Biomedix Holdings Plc. On December 23, 2003, 187,601,690 Ordinary Shares and 56,280,507 Warrants to purchase Ordinary Shares were admitted to the Official List of the LSE in connection with the U.K. Placing, U.S. Private Placement and Open Offer. As of December 31, 2003 we have 431,483,887 Ordinary Shares outstanding.

Prior to completion of the U.K. Placing, U.S. Private Placement and Open Offer, we received approval from shareholders at an Extraordinary General Meeting (EGM) on December 22, 2003 to re-organize our share capital such that each issued existing 10 pence Ordinary Share was sub-divided into 10 New Ordinary Shares of 1 pence each, of which nine such Ordinary Shares were converted and re-designated as nine Deferred Shares of 1 pence each. Each un-issued, but authorized, 10 pence Ordinary Share was subdivided into 10 New Ordinary Shares of 1 pence each. Shareholders also approved a capital reduction which cancelled the Deferred Shares following High Court approval on March 19, 2004. Following the capital reduction, the number of Ordinary Shares in issue will remain the same.

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

Articles of Association

The following is a summary of certain provisions of our articles of association:

Rights attaching to shares

1. Voting Rights

Subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every £0.10 of nominal share capital held by him (Art. 1I). Unless the Board otherwise decides, voting rights may not be exercised by a member who had not paid us all calls and other sums then payable by him in respect of our shares (Art. 70), or by a member who has been served with a restriction notice after failure to provide us with information concerning interests in those shares required to be provided under the U.K. Companies Act 1985 (the Act) (Art. 1(D)).

2. Dividends and other distributions

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

Except insofar as the rights attaching to or the terms of issue of any share otherwise provides all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion of the period in respect of which the dividend is paid. Dividends may be declared or paid in any currency (Art. 115).

The Board may, if authorized by an ordinary resolution, offer ordinary shareholders in respect of any dividend the right to elect to receive Ordinary Shares by way of scrip dividend instead of cash (Art. 122).

Any dividend unclaimed after a period of 12 years from the date when it becomes due for payment will be forfeited and revert to us (Art. 120).

We may stop sending dividend warrants by mail in respect of any shares if either (i) at least two consecutive payments have remained un-cashed or are returned undelivered or (ii) one payment remains un-cashed or is returned undelivered and reasonable inquiries have failed to establish any new address of the registered holder (Art. 119). We must resume sending warrants if the holder claims the arrears (Art. 119).

Transfer of shares

Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve (Art. 33(b)) or may transfer all or any of his uncertified shares by means of a relevant system in the manner provided for by the Un-certificated Securities Regulations 1995 (the Regulations) (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. In the case of both certificated and un-certificated shares, the transferor is deemed to remain the holder until the transferee’s name is entered in the register (Art. 34). The Board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although we have given an undertaking to the Financial Services Authority that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

•	is lodged with us accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require

•	is in respect of only one class of share

•	if to joint transferees, is in favor of not more than four such transferees (Art. 36(B))

However, we may only decline to register a transfer of an un-certificated share in the circumstance set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

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

Alteration of share capital

We may by ordinary resolution increase consolidate or sub-divide our share capital (Art. 44).

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

Directors

•	There is no age limit for Directors (Art. 77)

•	A Director need not be one of our members (Art. 78)

•	Directors may be appointed by ordinary resolution (Art. 79) or by the Board. Any Director appointed by the Board holds office only until the next following annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting (Art. 80)

•	At each of our annual general meetings, as nearly as possible one-third of the Directors shall retire from office (Art. 81). The Directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those who retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82)

•	Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £200,000 per annum or such higher amount as may from time to time be decided by ordinary resolution (Art. 1(F)). Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by ways of salary, commission, participation in profits or otherwise) as the

Board or any committee authorized by the Board may decide whether in addition to or in lieu of his remuneration as a Director (Art. 89). In addition any Director who performs services which in the opinion of the Board or any committee authorized by the Board go beyond the ordinary duties of a Director, may be paid as much extra remuneration as the Board of any committee authorized by the Board may determine (Art. 90). Each Director may be paid his reasonable traveling, hotel and incidental expenses of attending and retiring from meetings of the Board of committees of the Board or our general meetings or any other meeting which, as a Director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of our business or in the discharge of his duties as a Director (Art. 91)

•	Subject to the provisions of the Act, and provided he has declared the nature of his interest to the Board (if he knows of it), a Director is not disqualified by his office from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A Director may hold any other office or place of profit with us (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board or any committee authorized by the Board may decide (Art. 93(B))

•	A Director shall not vote on or count in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms of the termination of his own appointment, as the holder of any office or place of profit with us or any other company in which we are interested (Art. 93(E))

•	A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the Director of any guarantee, indemnity or security in respect of money lent by him or another person on our behalf, (b) the giving of any guarantee, indemnity or security in respect of any of our debts or obligations for which the Director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any of our offerings of securities, in which offer the Director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the Director is to participate, (d) any contract in which the Director is interested by virtue of any interest in our securities or any other interest, (e) any contract with another company (not being a company in which he owns one percent or more) in which the Director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for our Directors and employees (which does not accord to Directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of our employees under which the Director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any Director of insurance against any liability (Art. 93(F))

•	The Board may borrow money and mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and issue debentures and other securities, whether outright or as collateral security for any of our, or a third party’s, debt, liability or obligation. The Board shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary undertakings so as to secure that the aggregate principal amount of all Group borrowings (excluding intra-Group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the Articles) (Art. 1(B))

•	Subject to the provisions of the Act, we may indemnify any Director or other officer against any liability and may purchase and maintain for any Director or other officer or auditor insurance against any liability – every Director or other officer will be indemnified, and, if the Board so determined, an auditor may be indemnified, out of our assets against any liability incurred as a Director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136)

Untraced shareholders

We are entitled to sell the shares of untraced members if the shares have been in issue for at least 12 years, at least three cash dividends have been payable on the shares during that time, no such dividend has been claimed, no communication has been received from the member, the member has failed to respond within three months to advertisements giving notice of our intention to sell and we have given notice of such intention to the U.K.L.A. (Art. 39).

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

Un-certificated shares

Our articles of association permit our shares to be evidenced otherwise than by a certificate, subject to the Un-certificated Securities Regulations 1995, and to be transferred by means of a relevant system (as defined in those Regulations).

C. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by us during the two years immediately preceding the date of this document and are, or may be, material:

1.	The U.K. Placing Agreement dated November 26, 2003 between (1) the Company and (2) Nomura, in respect of which £21.1 million gross (approximately £19.4 million net of expenses) was raised through a U.K. Placing, U.S. Private Placement and an Open Offer of 18,760,169 Units, comprising in aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5 pence per Unit (each Unit comprising 10 Offer Shares and 3 Warrants). The U.K. placing was fully underwritten by Nomura on the terms and conditions set out in the U.K. Placing Agreement. In connection with this transaction the Company prepared and distributed an offering prospectus dated November 26, 2003 to its shareholders.

An aggregate of 18,760,169 Units were offered pursuant to the Open Offer. These Units comprise the 11,360,578 Units placed under the U.K. placing and the 7,362,461 Units placed under the U.S. Private Placement referred to below and 37,130 Units which were the subject of Directors’ Undertakings.

2.	The U.S. Subscription Agreement, being the securities purchase agreement dated November 25, 2003 between (1) the Company and (2) Bingham McCutchen LLP (as Escrow Agent) and (3) certain U.S. investors. Whereby those U.S. investors agreed, subject to the conditions set out in the agreement, to subscribe in aggregate up to 7,362,461 Units at the issue price of 112.5 pence per Unit.

3.	The U.S. Placement Agent Agreement dated November 10, 2003 between (1) ThinkEquity Partners LLC (ThinkEquity) and (2) the Company in respect of the U.S. Subscription Agreement.

4.	The Dr. Tan Undertaking dated November 24, 2003. An undertaking by Dr. Kim Tan to the Company and Nomura not to take up his, and to procure that N.Y. Nominees Limited, PKF Trustees Limited and Mrs. S. Tan did not take up their, entitlement under the Open Offer (in respect of their aggregate holdings of 24,950,855 Existing Ordinary Shares) that in aggregate amount to 1,919,296 Units.

5.	An offer dated August 14, 2003 pursuant to which Nomura made a recommended offer on behalf of Xenova to acquire the shares in KS Biomedix on the basis of 1.0714 Existing Ordinary Shares plus deferred consideration for every share held in KS Biomedix (the Offer). The deferred consideration entitled each person who sold their shares in KS Biomedix pursuant to the Offer to receive in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price for the 20 days following announcement of marketing authorization of TransMID™ in the U.S. or E.U.) in the event that TransMID™ is commercially sold either in the E.U. or U.S. markets. The Offer went wholly unconditional on September 15, 2003.

Pursuant to the Offer, each of Dr. Kim Tan and Dr. Fahar Merchant agreed with us not to dispose of any of the Xenova Shares issued to him in connection with the Offer, for a period of six months after the date on which the Xenova Shares were issued.

Further, Dr. Tan and Dr. Merchant agreed that they would not, except in certain limited circumstances, dispose of any of their Xenova Shares for a further period of six months (commencing on expiry of the initial six-month period) other than through our broker.

6.	An agreement dated January 8, 2003 between Cantab, Xenova, ImmuLogic and ImmuLogic Pharmaceutical Corporation Liquidation Trust, under which we purchased for an aggregate consideration of $1 million ImmuLogic’s remaining rights to future milestone and royalty payments which had been granted to it pursuant to the original asset purchase agreement between the parties dated December 18, 1998. The agreement dated December 18, 1998 has now been terminated. To fund the purchase of ImmuLogic’s interests, we raised approximately £680,000 (before expenses) by placing for cash 1,766,235 Ordinary Shares at a price of £0.385 per share.

7.	A Rights Issue Agreement, dated September 11, 2002 between Nomura International and us (the Placing Agreement). Pursuant to this agreement we raised approximately £11 million (approximately £9.8 million net of expenses) by way of an 8 for 33 Rights Issue to Qualifying Shareholders, of 33,710,703 New Ordinary Shares at a price of 32.5 pence per New Ordinary Share, representing a discount of 10.75 pence (24.9%) to the closing middle market price of 43.25 pence for Ordinary Shares trading on the London Stock Exchange on September 10, 2002. The issue of the New Ordinary Shares was underwritten in full by Nomura (except to the extent of Directors’ Undertakings) pursuant to the Underwriting Agreement.

8.	A joint venture agreement dated June 11, 2001 was entered into between KS Biomedix, Babraham and Ever 1484 Limited (now called Discerna) pursuant to which Discerna Limited was established. Pursuant to this agreement, KS Biomedix subscribed for 22,490 A Shares (having already subscribed for 10 A Shares) at an aggregate subscription price of £380,081. On October 29, 2002, KS Biomedix subscribed for a further 22,500 A Shares at an aggregate subscription price of £435,000 in accordance with the terms of the joint venture agreement.

9.	Amendment Agreement dated as of April 28, 2004 between Xenova Biomedix Limited (formerly KS Biomedix Limited) and Nycomed Danmark ApS (formerly registered as Nycomed Danmark A/S). The agreement releases Nycomed from certain obligations relating to the preparation of an application for a marketing authorization as well as certain pharmacoviligence obligations, among others. The agreement adjusts the milestone payment due under the license agreement.

10.	License Agreement dated as of December 11, 2003 between Amersham Health AS and KS Biomedix Limited. This contract covers the exclusive license to KS Biomedix Limited to manufacture, use and sell any licensed products used in connection with the therapeutic treatment of all cancers of the central nervous system and/or the head or neck. The agreement provides for royalty payments and non-refundable milestone payments to be made by KS Biomedix to Amersham.

11.	Drug Delivery Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. (formerly Nycomed Imaging A.S.) and KS Avicenna, Inc. (formerly Intelligence Expressions Inc.). This contract covers the sublicense to KS Avicenna to manufacture, use and sell any licensed products and to practice any licensed processes for the in vivo therapeutic treatment of human cancers of the central nervous system and/or the head and neck. In the event that royalties are not paid under the primary sublicense agreement, KS Avicenna shall pay Amersham a royalty based on net sales.

12.	Chloroquine Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. and KS Avicenna. This contract covers the license to KS Avicenna to manufacture, use, sell and import any licensed products and practice any licensed processes relating to the use of a vascular protector during therapeutic treatment of all cancers of the central nervous system with mutated diphtheria immunotoxins. KS Avicenna shall pay Amersham nonrefundable benchmark royalties, a noncreditable, nonrefundable license issue royalty, earned royalties, a sublicense issue royalty and a nonrefundable minimum annual royalty.

13.	License Agreement dated as of November 1, 2002 between KS Biomedix Holdings PLC and Sosei Co., Ltd. This agreement covers the exclusive rights and license to Sosei to market, distribute, sell and/or sub-license a pharmaceutical product under development for use in therapy and prophylaxis of brain cancers. The companies have agreed to collaborate in further development of said product as may be required to obtain marketing authorizations for the product in Japan.

14.	License Agreement between Xenova Biomedix Limited and Nycomed Danmark ApS, dated September 17, 2002. This contract covers the license to Nycomed of the exclusive right to market, distribute and sell a pharmaceutical product for use in the therapy of brain cancers, in certain territories. The parties agreed to collaborate in the further development of such products as may be required to obtain marketing authorization for such products in the European Union. The agreement provides that Nycomed shall contribute to the costs incurred in the product and clinical development plan.

15.	Letter Agreement Amending License Agreement dated as of November 1, 2002, between KS Biomedix Holdings PLC and Sosei Co., Ltd. This agreement amends the price terms in the original License Agreement between the parties.

16.	Licensing and Supply Agreement dated as of October 1, 2002 between KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited. This contract covers the exclusive license to Ranbaxy to market, distribute, offer for sale and/or sell a modified diphtheria toxin linked to human transferring for use in the treatment of malignant and newly diagnosed brain tumors, high grade gliomas, including pediatric use. In addition, the agreement grants Ranbaxy such rights in and to the KS Biomedix intellectual property as may be reasonably required in connection with the application by Ranbaxy for a marketing authorization for the diphtheria toxin in India and the subsequent maintenance of such marketing authorization in India.

17.	Letter Agreement Amending Licensing and Supply Agreement dated as of October 4, 2002 among KS Biomedix Limited, DK Avicenna Inc. and Ranbaxy Laboratories Limited. This amendment agreement covers the price for the supply of a modified diphtheria toxin linked to transferring for use in the treatment of malignant and newly diagnosed brain tumors and high grade gliomas including pediatric use.

18.	Distribution Agreement dated as of July 23, 2002 between KS Biomedix PLC and Medison Pharma Ltd. This agreement covers Medison Pharma’s exclusive distribution of KS Biomedix’s product, TransMID™, in Israel and Palestine Authorities.

19.	Letter Agreement Amending Distribution Agreement dated as of September 23, 2002 between KS Biomedix Holdings PLC and Medison Pharma Limited. This contract amends the distribution agreement between Medison and KS Biomedix. The agreement deletes section 3.5 of the distribution agreement relating to investment and replaces it with wording providing that in return for distribution rights, Medison will purchase shares of KS Biomedix.

20.	Patent License Agreement dated as of October 1, 1996 between the National Institutes of Health or the Centers for Disease Control and Nycomed Pharma AS. This contract covers the exclusive license to Nycomed to manufacture, use and sell any licensed products for therapeutic treatment of all cancers of the central nervous system and/or the head and neck. Nycomed has agreed to pay licensor a noncreditable, nonrefundable license issue royalty, a non-refundable minimum annual royalty, earned royalties and benchmark royalties.

21.	Amendment of Non-Exclusive Patent License, L-007-9610 dated as of July 17, 2002 between the National Institutes of Health, the Centers for Disease Control and Prevention or the Food and Drug Administration and Amersham Health AS. The agreement provides that the royalty due under the agreement shall be applied to and based upon the net sales of the product as described and defined in the related exclusive patent license agreement. In addition, the agreement stipulates that the royalty shall not be applied to any component of the drug delivery system.

Except as disclosed above, we have not entered into any contract which is or may be material within the two years preceding the date of this document or which contains provisions under which any member of our Group has an obligation or entitlement which is material to us as at the date of this document, other than in the ordinary course of business.

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

E. TAXATION

U.S. Federal and United Kingdom Tax Consequences to U.S. Holders of Ordinary Shares or ADRs

The following generally summarizes the material U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADRs by a beneficial owner of Ordinary Shares or ADRs that is (a) a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation or entity taxable as a corporation created or organized under the laws of the U.S. or any State thereof, (c) estates, the income of which is subject to U.S. federal income taxation regardless of its sources, (d) a trust if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (e) a partnership or entity taxable as a partnership to the extent that any of the foregoing persons hold an interest therein (collectively, U.S. Holders). This summary does not address tax consequences arising under the laws of any U.S. state, locality or other taxing jurisdiction other than the U.S. Federal and the U.K. tax consequences discussed below.

The statements of U.S. and U.K. tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the U.S. or U.K. law (possibly with retroactive effect), or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the U.S. and the U.K., occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (Deposit Agreement) entered into by us, the Depositary, and the registered holders of ADRs and the owners of a beneficial interest in bank entry ADRs, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADRs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital. This summary does not address the U.S. federal income tax consequences to us or any U.S. Holder if we are determined to be a controlled foreign corporation, a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes. Although we were not a controlled foreign corporation as of December 31, 2003, there can be no assurance that it will not be a controlled foreign corporation in the future.

OWNERS AND PROSPECTIVE PURCHASERS OF ADRs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL

TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE UNITED KINGDOM AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADRs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

For purposes of the double tax convention between the U.S. and U.K., which came into force in March 2003 (New Convention) and the U.S. Internal Revenue Code of 1986, as amended (Internal Revenue Code), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADRs evidenced by ADRs.

Taxation of Dividends

United Kingdom

Under current U.K. legislation, no tax is withheld from dividend payments by us. Under current U.K. law, if dividends are paid by us, U.K. resident individual shareholders will receive a national (non-refundable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual’s lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received) (the Tax Credit Amount). A shareholder who is not liable to income tax on the dividend (or any part of it) is not able to claim payment of the tax credit (or part of it) in cash from the U.K. Inland Revenue.

Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

U.K. resident corporate shareholders (including authorized unit trusts and open-ended investment companies) and pension funds will not normally be liable to U.K. taxation on any dividend received and are not entitled to payment in cash of the tax credit.

The New Convention does not entitle a U.S. holder to any payment of the tax credit (or part of it) in cash from the U.K. Inland Revenue.

United States

The New Convention will apply to dividends we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Convention, the tax treatment of a U.S. Holder may continue to be governed by the Old Convention, for a period of 12 months from the date on which the relevant provisions of the New Convention came into effect, at the election of the U.S. Holder. For example, a U.S. Holder may elect that the Old Convention should apply to any dividends we make to such U.S. Holder on or before April 30, 2004.

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, under the Old Convention the gross amount of a dividend plus the Tax Credit Amount (i) will be included in the gross income of a U.S. Holder and will be taxable as ordinary income and (ii) may be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the U.K. withholding tax deemed withheld will be treated for U.S. Federal income tax purposes as a foreign income tax eligible for direct credit against U.S. Holder’s U.S. federal income taxes. A U.S. Holder that elects to claim a foreign tax credit for the U.K. withholding tax must disclose this on its U.S. Federal income tax return for the relevant year. For the purposes of the foreign tax credit limitation, dividends distributed by us will generally constitute “passive income” or, in the case of certain holders, “financial services income.” The consequences of these limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends we paid. Under the New Convention a U.S. Holder will no longer be entitled to claim a foreign tax credit in respect of any dividends that we pay after May 1, 2003 (or May 1, 2004 in the case of a U.S. Holder who effectively elects to extend the applicability of the Old Convention). Each U.S. Holder is urged to consult his or her tax advisor concerning whether the U.S. Holder is eligible for benefits under the Old Convention and the New Convention and whether, and to what extent, a foreign tax credit will be available with respect to dividends we pay.

The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with claiming foreign tax credits for U.S. Holders of ADRs. Accordingly, the analysis of the credibility of U.K. taxes described herein could be affected by future actions that may be taken by the U.S. Treasury.

The dividend included in a non-corporate U.S. Holder’s income in taxable years beginning before January 1, 2009 may be eligible for U.S. federal income taxation at a maximum rate of 15%. If dividends we paid were to exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the Ordinary Shares or ADRs, and any excess will be treated as a capital gain. To determine the portion of any distribution that constitutes a dividend for U.S. federal income tax purposes, we will maintain a set of books and records in accordance with U.S. tax principles.

Taxation of Capital Gains

United Kingdom

A U.S. Holder who is not resident or ordinarily resident in the U.K. (and would not be treated as temporarily non-resident), for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the sale or other disposal of Ordinary or ADRs unless the Ordinary Shares or ADRs are held in connection with a trade or business carried on by such U.S. Holder in the U.K. through a branch or agency which constitutes a permanent establishment or fixed base, and the Ordinary Shares or ADRs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

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

United States

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally be liable for U.S. federal income tax on such gains to the same extent as on any other gains from sales or dispositions of stock. In the case of individual U.S. Holders, such gains may be eligible for preferential capital gains rates depending on holding period, date of sale, and the individual’s marginal federal income tax rate. Generally, the maximum non-corporate U.S. federal income tax rate on net capital gain for shares held for more than one year is 15% for shares sold before January 1, 2009. Shares held one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder’s marginal income tax rate. Capital gains and losses realized on the disposition of Ordinary Shares or ADRs generally will be U.S. source gains and losses.

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

Passive Foreign Investment Company Considerations

If we were deemed to be a passive foreign investment company (PFIC) for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of Ordinary Shares or ADRs (or receipt of certain distributions) would be treated as ordinary income, such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. We will be classified as PFIC for a taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) on average for the taxable year, 50% or more of our assets by value produce or are held for the production of passive income. We have determined that we were not a PFIC for our taxable year ended December 31, 2003 and intend to manage our business so as not to become a PFIC. If we were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her Ordinary Shares or ADRs as an interest in a qualified electing fund (QEF Election), in which case, the U.S. Holder would be required to include in income his or her proportionate share of our income and net capital gain in years in which we are a PFIC. Alternatively, the U.S. Holder could make an election (Mark-to-Market Election) pursuant to which a U.S. Holder would generally be required to include in income as ordinary income annually the excess of the fair market value of the Ordinary Shares or ADRs over the U.S. Holder’s basis therein. If a U.S. Holder makes either a QEF Election or a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. Holder of his or her Ordinary Shares or ADRs generally would be taxed as a capital gain. We will continue to monitor our status and will, promptly following the end of each taxable year, notify U.S. Holders if we believe that we are properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election or a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

United Kingdom Inheritance Tax

An Ordinary Share or ADR beneficially owned by an individual U.S. Holder who is domiciled in the U.S. for the purposes of the Convention relating to estate and gift taxes (Estate and Gift Tax Convention) is not subject to U.K. inheritance tax on the individual’s death or on a gift made by the individual during his lifetime, except where the Ordinary Shares or ADR is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the U.K. to be credited against tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in the U.K., based on priority rules set forth in that Convention, in a case where an Ordinary Share or ADR is subject to both U.K. inheritance tax and U.S. federal gift or estate tax. Special rules apply to trusts.

United States Gift and Estate Taxes

An individual U.S. Holder will be subject to U.S. gift and estate taxes with respect to Ordinary Shares or ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty and Stamp Duty Reserve Tax

A document transferring Ordinary Shares is subject to U.K. stamp duty at 0.5% of the amount or value of the consideration price. There is also a charge to U.K. Stamp Duty Reserve Tax (SDRT) at 0.5% of the consideration on the agreement to transfer Ordinary Shares but such a charge is cancelled or refunded if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

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

Where there is no written document of transfer (or agreement to transfer) there will be no U.K. stamp duty or SDRT on the acquisition or transfer of and ADR. The transfer of Ordinary Shares by the Custodian of the Depositary (or its nominee) to the ADR holder will attract a fixed stamp duty of £5.00 per transaction only provided the ADR holder is not transferring beneficial ownership.

Interest (at a variable rate to be fixed by the Government regulations) is payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument, wherever executed. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are also in force to charge interest and penalties in respect of SDRT that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

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

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As of December 31, 2003 we did not own any derivative instruments, but we were exposed to market risks, primarily changes in the U.K. interest rates. As of December 31, 2003 we held total cash, cash equivalents and investments of £27,507,000. Maturities of investments range from cash equivalents (maturity less than 90 days) to approximately eight months. Declines in interest rates over time will reduce our interest income from our investments. Based upon our balance of cash, cash equivalents and marketable securities as of December 31, 2003, a decrease in interest rates of 1.0% would cause a corresponding decrease in our annual interest income of approximately £275,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this report that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Peter Gillett, a member of our audit committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

B. CODE OF ETHICS

Our human resources policy addresses certain principles of the code of ethics including the whistle-blowing procedure. We are currently in the process of incorporating these principles into a single document which will be made available to interested parties once finalized.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following summarizes the audit and non-audit fees paid to the auditor, PricewaterhouseCoopers LLP.

	2003£000	2002£000
Audit fees	95	60
Audit related fees	287	161
Tax fees	72	36
All other fees	30	—

Total	484	257

Audit Fees

Audit fees consisted of audit work only the independent auditor can reasonably be expected to perform, such as statutory audits.

Audit-Related Fees

Audit related fees consisted of work generally only the independent auditor can reasonably be expected to perform, such as procedures relating to regulatory filings.

Tax Fees

Tax fees consisted principally of assistance with matters related to compliance, planning and advice.

All Other Fees

All other fees related to assistance in acquisition related due diligence.

PART III

ITEM 17. FINANCIAL STATEMENTS

The financial information contained in these financial statements does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Statutory accounts for Xenova Group plc relating to the years ended December 31, 2001, 2002 and 2003 have been delivered to the registrar of Companies. Unqualified reports under section 235 of the Companies Act have been given in respect of the above accounts and the reports did not contain a statement under sections 237(2) or (3) of the Companies Act 1985. All financial statement schedules have been omitted because they are not required or the required information is provided in the Consolidated Financial Statements and Notes thereto.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

*1.1	Articles of Association

*1.2	Memorandum of Association

*4.1	Purchase Agreement dated December 18, 1998 between Cantab Pharmaceuticals plc and ImmuLogic Pharmaceuticals Corporation

*4.2	Placing and Open Offer Agreement dated July 13, 2000 between Nomura International plc and Xenova Group plc

** 4.3	Development and Commercialization Agreement dated August 13, 2001 between QLT Inc and Xenova Limited+

**4.4	Development and License Agreement dated December 14, 2001 between Millennium Pharmaceuticals Inc and Xenova Limited+

**4.5	Development and License Agreement dated April 23, 2002, between Genentech Inc and Xenova Limited+

*4.6	Employment Agreement dated June 2, 1999 between Xenova Group plc and Dr. John Waterfall

*4.7	Employment Agreement dated November 5, 1992 between Xenova Group plc and Dr. Michael Moore

*4.8	Amendment dated August 1, 1995 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.9	Amendment dated August 30, 1996 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.10	Employment Agreement dated March 31, 1998 between Xenova Group plc and David Oxlade

*4.11	Amendment dated July 31, 1998 to Employment Agreement between Xenova Group plc and David Oxlade

*4.12	Employment Agreement dated March 31, 1998 between Xenova Group plc and Daniel Abrams

*4.13	Employment Agreement dated January 14, 2000 between Cantab Pharmaceuticals plc and Nicholas Lucas Hart

*4.14	Amendment dated February 14, 2000 to Employment Agreement between Cantab Pharmaceuticals plc and Nicholas L. Hart

*4.15	Employment Agreement dated June 27, 1997 between Cantab Pharmaceuticals plc and Dr. Stephen C. Inglis

*4.16	Employment Agreement dated June 30, 1999 between Cantab Pharmaceuticals plc and John St. Clair Roberts

*4.17	Letter of Appointment dated September 20, 1993 between Cantab Pharmaceuticals plc and Gerard Fairtlough

***4.18	Termination and Release Agreement by and between ImmuLogic Pharmaceutical Corporation Liquidating Trust and ImmuLogic Pharmaceutical Corporation and Cantab Pharmaceuticals Ltd. And Xenova Group Plc, dated as of January 8, 2003

4.19	Amendment Agreement dated as of April 28, 2004 between Xenova Biomedix Limited (formerly KS Biomedix Limited) and Nycomed Danmark ApS (formerly registered as Nycomed Danmark A/S) (filed herewith)+

4.20	License Agreement dated as of December 11, 2003 between Amersham Health AS and KS Biomedix Limited (filed herewith)+

4.21	Drug Delivery Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. (formerly Nycomed Imaging A.S.) and KS Avicenna, Inc. (formerly Intelligence Expressions Inc.) (filed herewith)+

4.22	Chloroquine Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. and KS Avicenna (filed herewith)+

4.23	License Agreement dated as of November 1, 2002 between KS Biomedix Holdings PLC and Sosei Co., Ltd. (filed herewith)+

4.24	Letter Agreement Amending License Agreement dated as of November 1, 2002, between KS Biomedix Holdings PLC and Sosei Co., Ltd. (filed herewith)

4.25	Licensing and Supply Agreement dated as of October 1, 2002 between KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited (filed herewith)+

4.26	Letter Agreement Amending Licensing and Supply Agreement dated as of October 4, 2002 among KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited (filed herewith)+

4.27	Distribution Agreement dated as of July 23, 2002 between KS Biomedix PLC and Medison Pharma Ltd. (filed herewith)+

4.28	Letter Agreement Amending Distribution Agreement dated as of September 23, 2002 between KS Biomedix Holdings PLC and Medison Pharma Limited (filed herewith)+

4.29	Patent License Agreement dated as of October 1, 1996 between the National Institutes of Health or the Centers for Disease Control and Nycomed Pharma AS (filed herewith)+

4.30	Amendment of Non-Exclusive Patent License, L-007-9610 dated as of July 17, 2002 between the National Institutes of Health, the Centers for Disease Control and Prevention or the Food and Drug Administration and Amersham Health AS (filed herewith)+

4.31	U.K. Placing Agreement dated November 26, 2003 between Xenova Group plc and Nomura International plc (filed herewith)

4.32	U.S. Securities Purchase Agreement dated November 25, 2003 between Xenova Group plc, Bingham McCutchen LLP, as Escrow Agent, and certain U.S. investors (filed herewith)

4.33	U.S. Placement Agent Agreement dated November 10, 2003 between Think Equity Partners LLC and Xenova Group plc (filed herewith)

4.34	Agreement dated November 24, 2003 among Dr. Tan, Xenova Group plc and Nomura International plc (filed herewith)

4.35	Rights Issue Agreement dated September 11, 2002 between Nomura International plc and Xenova Group plc (filed herewith)

4.36	Offering Prospectus for 2002 Rights Issue (filed herewith)

4.37	Joint Venture Agreement dated as of June 11, 2001 between KS Biomedix, Babraham and Ever 1484 Limited (n/k/a Discerna) (filed herewith)+

****4.38	Offer dated August 14, 2003 among Nomura International plc, Xenova Group plc and KS Biomedix

****4.39	Offering Prospectus for U.K. Placing, U.S. Private Placement and Open Offer dated November 26, 2003

8.1	List of subsidiaries (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of Chief Executive Officer and Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

4.37	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on July 2, 2001.
**	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 28, 2002.

***	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 26, 2003.
****	Incorporated by reference to the exhibits to the Xenova Group plc Report of Foreign Issuer on Form 6-K filed with the Commission on August 14, 2003.
*****	Incorporated by reference to the exhibits to the Xenova Group plc Report of Foreign Issuer on Form 6-K filed with the Commission on December 23, 2003.
+	Deleted portions of Exhibits 4.3, 4.4,4.5, 4.19, 4.20, 4.21, 4.22, 4.23, 4.25, 4.26, 4.27, 4.28, 4.29, 4.30 and 4.37 are subject to a confidential treatment order.

XENOVA GROUP PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xenova Group plc:

We have audited the accompanying consolidated balance sheets of Xenova Group plc and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognized gains and losses for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenova Group plc and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated loss expressed in sterling for the year ended December 31, 2003, December 31, 2002 and December 31, 2001 and the determination of consolidated shareholders’ equity, as restated, also expressed in sterling at December 31, 2003 and December 31, 2002 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers

Uxbridge, U.K.

29 March 2004

XENOVA GROUP PLC

Consolidated Profit and Loss Account

		Year ended December 31
		2003 £000		2002 £000		2001 £000
	Notes
Turnover (including share of joint ventures)
Continuing operations:
Continuing operations		7,667		12,701		1,877
Acquisitions		43		—		—
Less: share of turnover of joint ventures		(11)		(457)		(95)

Turnover	3	7,699		12,244		1,782

Operating expenses
Research and development costs
Continuing operations:
Continuing operations		13,694		17,657		15,374
Acquisitions		1,378		—		—

		15,072		17,657		15,374
Administrative expenses
Continuing operations:
Continuing		3,854		4,339		2,961
Continuing: exceptional reorganization costs	5	2,033		3,821		1,035
Continuing: amortization of goodwill		1,168		1,168		879

		7,055		9,328		4,875
Acquisitions		894		—		—
Acquisitions: exceptional reorganization costs	5	1,128		—		—
Acquisitions: amortization of goodwill		318		—		—

		2,340		—		—

Total administrative expenses		9,395		9,328		4,875

Other operating income – continuing operations		449		463		115

Total net operating expenses		24,018		26,522		20,134

Group operating loss
Continuing operations:
Continuing operations		(12,644)		(14,278)		(18,352)
Acquisitions		(3,675)		—		—

		(16,319)		(14,278)		(18,352)
Share of operating (loss)/profit of joint ventures
Continuing operations		(137)		169		(33)
Acquisitions		(76)		—		—

Total operating loss: Group and share of joint venture		(16,532)		(14,109)		(18,385)

Investment income (net)	7	381		615		751
Share of interest of joint ventures		4		11		3
Amounts written back to/(off) investments		189		(1,730)		463

		574		(1,104)		1,217

Loss on ordinary activities before taxation	4	(15,958)		(15,213)		(17,168)

Tax on loss on ordinary activities	8	954		2,011		1,797

Loss on ordinary activities after taxation	26	(15,004)		(13,202)		(15,371)

Loss per share (basic and diluted)	10	(7.1	)p	(9.0	)p	(12.6	)p
Shares used in computing net loss per share (thousands)	10	212,437		147,484		121,596

All results arise from continuing operations

A statement of movements on reserves is shown in Note 25.

The notes on pages F7 to F32 form an integral part of these financial statements.

XENOVA GROUP PLC

Statement of Total Recognized Gains and Losses

		Year ended December 31
		2003 £000	2002 £000	2001 £000
	Notes
Loss attributable to Xenova Group plc		(14,818)	(13,361)	(15,341)
(Loss)/profit attributable to joint ventures		(186)	159	(30)

Total loss attributable to members of Xenova Group plc		(15,004)	(13,202)	(15,371)
Translation difference		228	(1)	—

Total recognized gains and losses in the year attributable to members of Xenova Group plc	26	(14,776)	(13,203)	(15,371)

The notes on pages F7 to F32 form an integral part of these financial statements.

XENOVA GROUP PLC

Consolidated Balance Sheet

		As at December 31
		2003 £000	2002 £000
	Notes
Fixed assets
Intangible assets	11	19,272	9,630
Tangible assets	12	7,858	5,492

Investment in joint ventures:	13
Share of gross assets		137	194
Share of gross liabilities		(98)	(67)

		39	127

		27,169	15,249

Current assets
Work in progress		662	—
Debtors	14	3,669	3,164
Short-term deposits and investments	15	15,437	16,585
Cash at bank and in hand		12,070	2,632

		31,838	22,381
Creditors: amounts falling due within one year	16	(7,143)	(11,108)

Net current assets		24,695	11,273

Total assets less current liabilities		51,864	26,522

Creditors: amounts falling due after more than one year	17	(1,766)	—
Provisions for liabilities and charges	19	(1,764)	(12)

Total net assets		48,334	26,510

Capital and reserves
Called up share capital	22	26,264	17,277
Shares to be issued	24	6,483	—
Share premium account	25	97,827	80,338
Merger reserve	25	30,859	27,218
Other reserves	25	17,328	17,902
Profit and loss account	25	(130,427)	(116,225)

Shareholders’ funds – including non equity interests		48,334	26,510

Equity shareholders’ funds	26	26,385	26,510
Non equity shareholders’ funds	26	21,949	—

Capital employed		48,334	26,510

The notes on pages F7 to F32 form an integral part of these financial statements.

XENOVA GROUP PLC

Consolidated Cash Flow Statement

		Year ended December 31
	Notes	2003 £000	2002 £000	2001 £000
Net cash outflow from operating activities	27	(17,837)	(15,141)	(3,836)
Returns on investments and servicing of finance
Interest received		346	619	1,023
Interest element of finance lease rental payments		(4)	(4)	(15)

Net cash inflow from returns on investments and servicing of finance		342	615	1,008

Taxation		2,608	2,292	1,870

Capital expenditure and financial investment
Purchase of tangible fixed assets		(700)	(649)	(2,797)
Purchase of intangible fixed assets		(622)	—	—
Sale of Farnham site tangible and intangible assets		800	—	—
Sale of other tangible fixed assets		265	—	—

Net cash outflow from capital expenditure and financial investment		(257)	(649)	(2,797)

Acquisitions and disposals
Purchase of subsidiary undertakings		(605)	—	(768)
Cash at bank and in hand acquired with subsidiary		1,444	—	16,822

Net cash inflow from acquisitions		839	—	16,054

Management of liquid resources
Decrease/(increase) in short-term deposits	27	3,696	(3,288)	(2,644)
Proceeds on sale of current asset investments		189	—	—

Net cash inflow/(outflow) from management of liquid resources		3,885	(3,288)	(2,644)

Net cash (outflow)/inflow before financing		(10,420)	(16,171)	9,655

Financing
Issue of ordinary share capital		21,785	10,958	9
Expenses on issue of shares		(1,894)	(1,117)	(919)
Repayment of secured loans	27	(4)	—	—
Capital element of finance lease rental payments	27	(29)	(11)	(87)

Net cash inflow/(outflow) from financing		19,858	9,830	(997)

Increase/(decrease) in cash during the year	27	9,438	(6,341)	8,658

The notes on pages F7 to F32 form an integral part of these financial statements.

XENOVA GROUP PLC

Reconciliation of Net Cash Flow to Movement in Net Funds

		Year ended December 31
	Notes	2003 £000	2002 £000	2001 £000
Increase/(decrease) in cash during the year		9,438	(6,341)	8,658

Repayment of secured loans		4	—	—
Capital element of finance lease payments		29	11	87
Cash flow from movement in liquid resources		(3,507)	3,288	2,644

Change in net funds resulting from cash flows		5,964	(3,042)	11,389

Liquid resources acquired with subsidiary undertakings		2,557	—	—
Secured loans acquired with subsidiary undertakings		(196)	—	—
Finance leases acquired with subsidiary undertakings		(63)	—	(101)
Movement in value of current asset investments		(189)	(1,730)	463
Translation difference		6	—	2

Change in net funds		8,079	(4,772)	11,753

Net funds at: January 1		19,214	23,986	12,233

Net funds at: December 31	27	27,293	19,214	23,986

The notes on pages F7 to F32 form an integral part of these financial statements.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable U.K. accounting standards. In accordance with Financial Reporting Standard No 18 – ‘Accounting policies’, (FRS18), a review of the Group’s accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, there have been changes to the Group’s accounting policies for revenue recognition and work in progress. These changes give additional detail on the existing accounting policies for revenue and introduce a new accounting policy for contract manufacturing work in progress which arose for the first time in 2003. Thus, these changes have no effect on the results of either the current or prior years.

Going concern

Xenova is an emerging pharmaceutical company and expects to absorb cash until products are commercialized. The Directors’ have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources in order to enable it to continue in operational existence for the foreseeable future, and have therefore prepared the financial statements on the going concern basis.

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

Goodwill in respect of the acquisitions of Cantab and KS Biomedix is being amortized over 10 years from the date of acquisition.

Other intangible fixed assets, including acquired intellectual property, are capitalized at cost and amortized on a straight-line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product.

Revenue recognition

License fees and milestone payments are spread over the life of the relevant agreement in proportion to the work performed by the Group, but are limited to the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the program. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.

Revenue from development agreements where, under the terms of the agreement, the Group is reimbursed for development expenditure incurred, is recognized to match the underlying expenditure that it relates to. Contributions received in advance are included within deferred revenue.

Revenues from contract manufacturing are recognized in turnover in the period in which the products and services are delivered to and accepted by the customer.

Research and development

Research and development expenditure is charged to the profit and loss account as incurred.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

1. ACCOUNTING POLICIES — (Continued)

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold property	–	over 25 years

Short leasehold properties	–	over the life of the lease

Fixtures, fittings and equipment	–	between 3 and 15 years

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realizable value and value in use. Discounted cash flows are used to determine value in use.

Work in progress

Work in progress in relation to contract manufacturing is valued at the lower of cost or net realizable value.

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

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

1. ACCOUNTING POLICIES — (Continued)

Deferred taxation

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

Basis of consolidation

The consolidated financial statements include:

•	The assets and liabilities, results and cash flows of the Company and its subsidiary undertakings from the date of acquisition

•	The Group’s share of the net liabilities or assets and results of joint ventures

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

Financial instruments

The Group’s financial instruments comprise cash and liquid resources, non equity shares, loans, finance leases and various items such as trade debtors and creditors which arise directly from its operations. Financial assets and liabilities are recognized and cease to be recognized on the basis of when the related legal obligations or title pass to or from the Group.

2. ACQUISITION OF KS BIOMEDIX HOLDINGS PLC

On September 12, the Company announced the successful acquisition of KS Biomedix. Under the terms of the offer made to KS Biomedix shareholders, 1.0714 shares in the Company have been issued in exchange for one share held in KS Biomedix. An additional contingent deferred consideration of 10p per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of TransMID™ in either the U.S. or European markets before August 14, 2011. Based upon a Company closing share price of 15.25 pence on September 11, this values KS Biomedix at £17.1 million including the contingent deferred consideration payable in respect of TransMID™ of £6.5 million.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2. ACQUISITION OF KS BIOMEDIX HOLDINGS PLC — (Continued)

Details of the book value and provisional fair value of the assets and liabilities of KS Biomedix as at September 12 are set out below:

	Book values £000	Adjustments £000	Fair values £000
Tangible fixed assets	3,296	(70)	3,226
Investment in joint venture – net assets	99	—	99
Stock	9	—	9
Debtors	1,991	—	1,991
Cash and liquid investments	4,001	—	4,001
Creditors falling due within one year	(1,999)	—	(1,999)
Creditors falling due after more than one year	(230)	(242)	(472)

Net assets acquired	7,167	(312)	6,855

Satisfied by:
Shares issued and to be issued			10,582
Contingent deferred consideration to be settled in shares			6,477
Expenses of acquisition			605

Total consideration			17,664

Goodwill arising on acquisition			10,809

In this provisional fair value table two adjustments have been made to the book values stated at September 12, in order to reflect Xenova’s accounting policies. The book value of tangible fixed assets acquired has been reduced by £70,000 in adopting Xenova’s depreciation methods, and adopting Xenova’s revenue recognition policy in respect of the license fees received by KS Biomedix in 2002 has caused £242,000 of revenue previously recognized by KS Biomedix to be deferred as at September 12, 2003. In addition to the £605,000 of acquisition expenses, share issue costs of £541,000 were incurred and offset against the share premium account.

The fair values are provisional figures which will be finalized in the 2004 Annual Report in the light of subsequent knowledge or events to the extent that these reflect conditions at the date of acquisition.

The goodwill arising on the acquisition of the KS Biomedix business has been capitalized and amortized over the 10 year estimated useful life of the acquired business.

The accounting year of all of the entities acquired is May 31. This is expected to be aligned with the group during 2004. The last financial statements of KS Biomedix Holdings plc were prepared for the year ended May 31, 2003.

The results of the KS Biomedix business for the last full financial year and from the start of the financial year on June 1, 2003 to the date of acquisition, shown on the basis of the accounting policies of KS Biomedix prior to acquisition, were as follows:

	June 1 to September 11 2003 (unaudited) £000	Year ended May 31, 2003 (audited) £000
Turnover	80	1,314
Operating loss	(3,495)	(33,974)
Loss before tax	(3,495)	(33,910)
Taxation	190	751
Loss after tax	(3,305)	(33,159)

Statement of total recognized gains and losses

Loss for the period	(3,305)	(33,159)
Foreign currency translation difference	115	(5)

Total recognized losses	(3,190)	(33,164)

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

2. ACQUISITION OF KS BIOMEDIX HOLDINGS PLC — (Continued)

The results for the year ended May 31, 2003 were audited by Deloitte & Touche and included an exceptional goodwill write down of £20,852,000.

3. TURNOVER AND SEGMENTAL ANALYSIS

	Continuing 2003 £000	Acquisitions 2003 £000	Total 2003 £000	Total 2002 £000	Total 2001 £000
Turnover by geographical destination
United Kingdom	—	3	3	171	1,053
North America	6,938	—	6,938	11,243	577
Other European	718	40	758	830	152

	7,656	43	7,699	12,244	1,782

The Group currently operates a single class of business. It has entered into collaborative agreements from which it has earned a majority of its non-refundable revenues from other parties to such agreements. The remaining revenue of £0.7 million (2002: £1.0 million, 2001: £0.2 million) arose from contract manufacturing.

	2003			2002
	Turnover (by origin) £000	Loss before tax £000	Net Assets £000	Turnover (by origin) £000	Loss before tax £000	Net Assets £000
Continuing operations
United Kingdom	7,656	(12,210)	44,253	12,244	(15,213)	26,510
Acquisitions
United Kingdom	43	(3,218)	1,642	—	—	—
Canada	—	(530)	2,439	—	—	—

Total	7,699	(15,958)	48,334	12,244	(15,213)	26,510

	2001
	Turnover (by origin) £000	Loss before tax £000	Net Assets £000
Continuing operations
United Kingdom	1,782	(17,168)	29,836
Acquisitions
United Kingdom	—	—	—
Canada	—	—	—

Total	1,782	(17,168)	29,836

4. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

	2003 £000	2002 £000	2001 £000
Loss on ordinary activities is stated after charging/(crediting):
Staff costs (Note 6)	7,869	8,093	7,814
Depreciation of owned assets	1,204	1,459	1,091
Depreciation of assets held under finance leases	7	19	110
Exceptional impairment of tangible fixed assets	—	3,265	—
Operating lease rentals
- hire of plant and machinery	116	140	114
- other operating lease rentals	1,253	1,143	1,172
Profit on disposal of fixed assets including release of excess impairment provision	638	—	16
Long term incentive scheme
- charge for long-term incentive scheme	—	36	44
- provision for national insurance on share options	(10)	2	(10)
Goodwill amortization	1,486	1,168	879
Goodwill amortization in respect of joint venture	—	30	2
License fee and patent amortization/write down	103	335	213

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

4. LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION — (Continued)

Income from operating leases totaled £366,000 (2002: £409,000, 2001: £115,000).

On December 23, 2003 the Group disposed of certain premises and other assets at its Farnham research facility for £800,000. This disposal resulted in a disposal of part of the goodwill arising on the acquisition of KS Biomedix amounting to £200,000. There was no profit or loss on disposal.

Services provided by the Group’s auditor and network firms

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group’s auditor at costs as detailed below.

	2003 £000	2002 £000	2001 £000
Audit services
Statutory audit (including parent company audit fee £5,000 (2002: £5,000, 2001: £5,000)	95	60	65
Audit related regulatory reporting	287	161	213
Further assurance services	30	—	—
Tax services
compliance services	69	26	37
advisory services	3	10	—

The fees paid to auditors for audit regulated regulatory reporting are in connection with U.K. and SEC regulatory filings.

Included above are fees charged to the profit and loss account and paid to the Group’s auditor for non-audit services of £167,000 (2002: £177,000, 2001: £63,000).

The Audit committee is responsible for ensuring that the independence of the Group’s auditors has not been compromised by the provision of non-audit services. The Audit committee’s responsibilities include recommending the selection, role and remuneration of the external auditors and monitoring the scope and performance of their activities. The Audit committee also monitors the independence and objectivity of the external auditors and their provision of non-audit services.

5. EXCEPTIONAL REORGANIZATION COSTS

Following the announcement of the cessation of Phase III trials of tariquidar, the Group has undertaken a cost saving reorganization, which included a headcount reduction and program prioritization. Included in administrative expenses for continuing operations under exceptional reorganization costs is £2,553,000 in respect of severance payments and a vacant leasehold provision in respect of excess laboratory and office space at the Group’s Cambridge facility. £520,000 of the impairment provision made in 2002 has been credited to exceptional costs during the year following the sale of related plant and equipment at the Cambridge facility.

Following the KS Biomedix acquisition further exceptional reorganization costs arose in the acquired business as a result of the integration of the two businesses. Included in administrative expenses for acquisitions is an exceptional reorganization cost of £1,128,000 also in respect of severance payments and a vacant leasehold provision.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

5. EXCEPTIONAL REORGANIZATION COSTS — (Continued)

Included within the administrative charge in 2002 was an exceptional reorganization charge of £556,000 in respect of severance payments and an impairment charge of £3,265,000 against leasehold improvements and equipment no longer expected to be used in the business. The impairment charge is based on the value in use of these assets which has been calculated by applying a discount rate of 4% to the expected future cash flows relating to these assets.

Included within the administrative charge in 2001 was an exceptional reorganization charge of £1,035,000 in respect of severance payments.

6. EMPLOYEES

	2003 Number	2002 Number	2001 Number
Number of employees

The average number of persons (including Directors) employed by the Group in the year was:
Research and development	75	111	100
Administration	30	34	34

	105	145	134

	2003 £000	2002 £000	2001 £000
Employment costs

Wages and salaries	6,678	6,923	6,571
Social security costs	714	660	699
Other pension costs	477	510	544

	7,869	8,093	7,814

Employment costs include severance payments made in the year
	2003 £000	2002 £000	2001 £000
Directors’ emoluments

Aggregate emoluments of the Directors were as follows:
Non-executive Directors:
Aggregate emoluments	136	131	126
Executive Directors:
Aggregate emoluments	961	1,104	1,661
Company contributions to money purchase pension schemes	179	142	173

	1,276	1,377	1,960

Retirement benefits are accruing to 3 Directors (2002: 5 Directors, 2001: 5 Directors) under defined contribution pension schemes. The details of the Directors’ remuneration and their share options are given in Item 6. The aggregate gain on the exercise of share options during the year was nil (2002: nil, 2001: nil). Compensation for loss of office was paid to former directors during the year of £300,000.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

7. INVESTMENT INCOME (NET)

	2003 £000	2002 £000	2001 £000
Interest receivable	394	619	766
Interest payable on finance leases	(4)	(4)	(15)
Loss on disposal of current asset investment	(9)	—	—

	381	615	751

8. TAXATION

	2003 £000	2002 £000	2001 £000
U.K. Corporation tax on loss for the year	(1,120)	(2,011)	(1,797)
Adjustment in respect of prior years	166	—	—

	(954)	(2,011)	(1,797)

The Group’s share of the corporation tax charge for the year for joint ventures is £23,000 (2002: £21,000, 2001: £nil).

	2003 £000	2002 £000	2001 £000
Factors affecting tax credit for the year
Loss on ordinary activities before taxation	(15,958)	(15,213)	(17,168)
Loss on ordinary activities at U.K. corporation tax rate of 30% (2002: 30%, 2001: 30%)	(4,787)	(4,564)	(5,150)
Effects of:
Expenses not deductible for tax purposes	477	1,654	2,261
Carry back of current year losses	(24)	—	—
Adjustment to prior year tax credit	165	—	—
Deferred tax asset not recognized	2,941	(879)	(801)

Research & Development tax credit received at 24% of losses compared with 30% tax rate	274	1,778	1,893

Current tax credit for the year	(954)	(2,011)	(1,797)

The Group has U.K. tax losses of approximately £137 million (December 31, 2002: £105.5 million, December 31, 2001: £102.6 million) available for carry forward against future profits. Of these tax losses approximately £14.8 million have yet to be agreed with the Inland Revenue.

No provision for deferred taxation is required at December 31, 2003 (2002: nil, 2001: nil) and there is no potential un-provided deferred taxation liability at that date. Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset in respect of the further available losses has been recognized.

Unrecognized potential deferred tax assets are:

	2003 £000	2002 £000	2001 £000
Depreciation less that capital allowances	(228)	(1,156)	1,204
Short-term timing differences	150	—	—
Trading losses	40,849	31,631	30,798

	40,771	30,475	32,002

Unrecognized potential net deferred tax assets of £5,763,000 were acquired with KS Biomedix

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9. PROFIT ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The loss in the financial statements of the holding company was £34,735,000 (2002: profit of £2,662,000, 2001: profit of £590,000).

10. EARNINGS PER SHARE

Loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of £15,004,000 (2002: £13,202,000, 2001: £15,371,000) and the weighted average of 212,437,000 ordinary shares in issue during the year (2002: 147,484,000, 2001: 121,596,000). The share capital reorganization described in note 22 did not change the number of ordinary shares in issue. All potential ordinary shares are anti-dilutive.

11. INTANGIBLE FIXED ASSETS

	Goodwill £000	License fees and patents £000	Total £000
Cost
At January 1, 2003	11,675	548	12,223
Additions	10,809	622	11,431
Disposals	(200)	—	(200)

As at December 31, 2003	22,284	1,170	23,454

Amortization
At January 1, 2003	(2,045)	(548)	(2,593)
Charge for the year	(1,486)	(103)	(1,589)

As at December 31, 2003	(3,531)	(651)	(4,182)

Net book value as at December 31, 2003	18,753	519	19,272

Net book value as at December 31, 2002	9,630	—	9,630

Goodwill amortization in respect of Phogen was £nil (2002: £30,000).

12. TANGIBLE FIXED ASSETS

	Freehold property £000	Short leasehold property £000	Fixtures, fittings and equipment £000	Total £000
Cost
At January 1, 2003	—	9,182	4,174	13,356
Acquisition of subsidiary undertaking	2,194	118	914	3,226
Additions	95	253	367	715
Disposals	(263)	(228)	(1,230)	(1,721)
Currency translation adjustment	(96)	(6)	(35)	(137)

As at December 31, 2003	1,930	9,319	4,190	15,439

Depreciation
At January 1, 2003	—	4,533	3,331	7,864
Charge for the year	8	615	588	1,211
Disposals	(3)	(114)	(1,377)	(1,494)

As at December 31, 2003	5	5,034	2,542	7,581

Net book value as at December 31, 2003	1,925	4,285	1,648	7,858

Net book value as at December 31, 2002	—	4,649	843	5,492

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

12. TANGIBLE FIXED ASSETS — (Continued)

The cost of assets held for use in operating leases was £2,104,000 (2002: £956,000, 2001: £956,000) and the accumulated depreciation was £660,000 (2002: £123,000, 2001: £75,000). The net book value of fixtures, fittings and equipment held under finance leases at December 31, 2003 was £80,000 (2002: £20,000, 2001: £39,000).

	2003 £000	2002 £000
Capital Commitments
Contracted for but not provided for as at December 31	161	30

13. INVESTMENTS

	2003 £000	2002 £000
Interest in joint ventures
At January 1 -net assets/(liabilities)	127	(62)
-goodwill	—	30

	127	(32)
Acquired with subsidiary undertaking	99	—
Share of (losses)/profit retained	(187)	159

At December 31 -net assets	39	127
-goodwill	—	—

	39	127

Amortization of goodwill
At January 1	(32)	(2)
Charge for year	—	(30)

At December 31	(32)	(32)

Net book value at December 31 – Net assets	39	127

Principal group investments

See Item 4.C. “Information on the Company – Organizational Structure” for a list of subsidiaries. The subsidiaries are all consolidated and operate principally in the countries of incorporation.

Joint Venture undertakings

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is December 31 and which is incorporated in England and Wales. The Group’s share of the net assets of Phogen Limited at December 31, 2003 was £16,000 (2002: £127,000).

The principal business of Phogen Limited is to develop and commercialize drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this program is provided jointly by the Group and the other joint venture party.

Following the acquisition of the KS Biomedix business, the Group also has a 100% interest in the A preferred ordinary shares and 50% of the voting rights of another joint venture, Discerna Limited, whose accounting year end is March 31 and which is incorporated in England and Wales. The Group’s share of the net assets of Discerna Limited at December 31, 2003, was £23,000. The principal activity of Discerna Limited is the commercialization of ribosome display technology.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

14. DEBTORS

	2003 £000	2002 £000
Due within one year
Trade debtors	255	260
Amounts owed by joint ventures	43	45
Other debtors	2,305	2,289
Prepayments and accrued income	1,066	570

	3,669	3,164

15. SHORT-TERM DEPOSITS AND INVESTMENTS

	2003 £000	2002 £000
Short-term deposits	14,994	16,131
Listed investments	443	454

	15,437	16,585

Listed investments comprise the investment in Cubist Pharmaceuticals Inc.

16. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003 £000	2002 £000
Bank loans	48	—
Finance lease obligations	24	3
Trade creditors	1,254	698
Other tax and social security payable	196	195
Other creditors	619	278
Accruals and deferred income	5,002	9,934

	7,143	11,108

Accruals and deferred income includes £1,320,000 (2002: £5,727,000) of deferred license fees. The bank loans are secured on the assets of certain subsidiary undertakings and the finance leases are secured on the assets to which they relate.

17. CREDITORS: AMOUNTS FALLING AFTER MORE THAN ONE YEAR

	2003 £000	2002 £000
Bank loans	132	—
Finance lease obligations	10	—
Accruals and deferred income	1,624	—

	1,766	—

Borrowings are repayable by installments as follows:
Between one and two years
Bank loans	48	—
Finance lease obligations	4	—
Between two and five years
Bank loans	76	—
Finance lease obligations	6	—
After five years
Bank loans	8	—

	142	—

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17. CREDITORS: AMOUNTS FALLING AFTER MORE THAN ONE YEAR — (Continued)

The bank loans are secured on the assets of certain subsidiary undertakings and the finance leases are secured on the assets to which they relate. Bank loans are repayable by monthly installments, interest on bank loans is charged at between 1.0% and 2.5% over Canadian prime rate.

Accruals and deferred income comprises £1,624,000 of deferred license fees.

18. OPERATING LEASES

The Group has commitments to make annual payments under non-cancelable operating leases which expire as follows:

	Short leasehold property 2003 £000	Other 2003 £000	Short leasehold property 2002 £000	Other 2002 £000
Obligations under operating leases
Within one year	210	35	211	45
Within two to five years	359	23	165	28
After five years	1,224	—	1,093	—

	1,793	58	1,469	73

19. PROVISIONS FOR LIABILITIES AND CHARGES

	Vacant property 2003 £000	National Insurance 2003 £000	Total 2003 £000	National Insurance 2002 £000
At January 1	—	12	12	10
Charged/(released) in the year	1,762	(10)	1,752	2

At December 31	1,762	2	1,764	12

In accordance with the Urgent Issues Task Force Abstract 25 ‘National Insurance Contributions on Share Option Gains’ the Group has provided for the employers’ National Insurance payable on unapproved options granted after April 5, 1999 and exercisable between August 18, 2002 and December 22, 2013. The National Insurance actually payable will depend on the number of options exercised.

When leasehold properties become vacant or excess space arises in leasehold properties, the Group provides for all costs to the end of the lease or the anticipated date of surrender of the lease, net of anticipated income. The amount payable and the timing of payments will depend on the time taken for the Group to find suitable tenants for excess space and on the amount payable and timing of agreement for lease surrender premiums negotiated with landlords. The provision is expected to be utilized over the next two years.

20. PENSIONS

The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended December 31, 2003 amounted to £477,000 (December 31, 2002 £510,000, December 31, 2001: £544,000).

21. FINANCIAL INSTRUMENTS

The Group’s policies in respect of financial instruments are set out in Item 11. The Group had no financial instruments held for trading purposes. All of the Group’s provisions, debtors and creditors falling due within one year (other than the secured loan and finance lease creditor) have been excluded from the disclosures below, excepting the currency disclosure. This is due either to the exclusion of short-term items or because they do not meet the definition of a financial liability.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. FINANCIAL INSTRUMENTS — (Continued)

Financial assets and liabilities

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

Current asset investments

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 65,168 $0.001 shares in Cubist Pharmaceuticals Inc. At December 31, 2003 these shares had a book and a market value of £443,000 (2002: £454,000 – 88,668 shares). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash at bank and short-term deposits

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. The Group held cash at bank of £12,070,000 (2002: £2,632,000, 2001: £8,973,000), which earned interest, in line with LIBID, at a weighted average rate of 2.82% (2002: 3.34%, 2001: 4.41%). All cash and short-term deposits have maturity dates within eight months of December 31, 2003 and are held with institutions maintaining a minimum long term credit rating of A3 by Moody’s and/or A- by Standard and Poors. The majority of floating interest rates obtained are set relative to LIBOR (London Inter-Bank Offer Rate).

Cash and short-term deposits are split between fixed and floating instruments as below:

Interest rate	Fixed £000	2003 Floating £000	Fixed £000	2002 Floating £000
Cash at bank
Sterling	—	10,386	—	2,464
U.S. dollars	—	1,225	—	168
Canadian dollars	—	189	—	—
Euros	—	270	—	—

	—	12,070	—	2,632
Sterling short term deposits	14,994	—	16,131	—

The weighted average interest rate of the fixed interest deposits is 3.89% (2002: 3.95%) in line with the objective of matching 3 month LIBID, and the weighted average period for which the interest is fixed is 3.1 months (2002: 1.6 months).

Financial liabilities

The Group’s financial liabilities are as follows:

Interest rate	Fixed £000	Floating £000	2003 No interest £000	Fixed £000	2002 Floating £000
Secured loans – Canadian dollars	—	180	—	—	—
Finance leases – Canadian dollars	34	—	—	—	—
Finance leases – sterling	—	—	—	3	—
Deferred shares – sterling	—	—	21,949	—	—

The secured loans and finance lease liabilities are Canadian dollar liabilities. The secured loans bear interest at floating rates of 1.0% and 2.5% over Canadian prime rate. The finance leases bear interest at fixed rates with a weighted average of 10.21%, and the weighted average period for which interest is fixed is 17.6 months.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

21. FINANCIAL INSTRUMENTS — (Continued)

The maturity profile of the Group’s financial liabilities is disclosed in notes 16 & 17 above, except for deferred shares which have no maturity date.

As at December 31, 2003 the Group held a provision of £764,000 (2002: £12,000) in respect of vacant leasehold properties and National Insurance (note 19). These provisions are a financial liability on which no interest is paid, this is because in establishing the provision the cash flows have not been discounted.

The group had no significant un-drawn committed borrowing facilities at December 31, 2003 (2002: £nil).

Currency exposures

The Group’s functional currencies are sterling and Canadian dollars. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

The table below shows the extent to which Group companies have monetary assets and (liabilities) in currencies other than their local currency.

2003: Functional currency of group operations:

	U.S. Dollars £000	Canadian dollars £000	Euros £000	Total £000
Sterling	1,080	(33)	44	1,091
Canadian dollars	(29)	—	—	(29)

	1,051	(33)	44	1,062

2002: Functional currency of group operations:

	U.S. Dollars £000	Canadian dollars £000	Euros £000	Total £000
Sterling	168	—	—	168

Fair value of financial assets and liabilities

For all financial instruments the book values and fair values as at both December 31, 2003 and 2002 were not materially different.

22. SHARE CAPITAL

	Number	2003 £000	Number	2002 £000
Authorized:
Ordinary shares of 10p each	—	—	300,000,000	30,000
Ordinary shares of 1p each	1,805,060,227	18,051	—	—
Deferred shares of 1p each	2,194,939,773	21,949	—	—

	4,000,000,000	40,000	300,000,000	30,000

Allotted, called up and fully paid:
Ordinary shares of 10p each	—	—	172,767,353	17,277
Ordinary shares of 1p each	431,483,887	4,315	—	—
Deferred shares of 1p each	2,194,939,773	21,949	—	—

	2,626,423,660	26,264	172,767,353	17,277

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

22. SHARE CAPITAL — (Continued)

At an Extraordinary General Meeting on September 1, 2003 an ordinary resolution was passed to increase the Company’s ordinary share capital to £40,000,000 by the creation of 100,000,000 additional ordinary shares of 10p each.

At a further Extraordinary General Meeting on December 22, 2003 a special resolution was passed to effect the following capital reorganization of the Company by:

•	sub-dividing each issued ordinary share of 10p each into ten new ordinary shares of 1p each of which nine new ordinary shares were then converted and re-designated as nine deferred shares of 1p each

•	sub-dividing each un-issued ordinary share of 10p each into ten new ordinary shares of 1p each

The new ordinary shares of 1p each have the same rights as the existing ordinary shares of 10p which they replaced.

The deferred shares do not have rights to dividends or any other distribution and do not carry any voting rights which renders them of negligible monetary value. The deferred shares shall on a return of assets on a winding up entitle the holder only to the repayment of the amount paid up on such shares after payment of the capital paid up on the ordinary shares plus the payment of £10,000,000 per ordinary share. The Company has irrevocable authority at any time to appoint any person to execute on behalf of the holders of the deferred shares a transfer without making any payment to the holders, to such person as the Company may determine, or to cancel or acquire the deferred shares without making any payment to the holders or obtaining approval of the holders. The directors intend to effect a reduction of the Company’s share capital by seeking approval from the High Court to cancel the deferred shares during 2004. No share certificates have been issued in respect of the deferred shares.

	Number of 1p deferred shares	Number of 1p ordinary shares	Number of 10p ordinary shares	£000
1 January 2003			172,767,353	17,277
Placement in January 2003			1,766,235	176
Issued in respect of K S Biomedix acquisition			69,348,609	6,935

			243,882,197	24,388
Capital reorganization	2,194,939,773	243,882,197	(243,882,197)	—
Issued in respect of U.K. placing, U.S. private placement and open offer	—	187,601,690	—	1,876

31 December 2003	2,194,939,773	431,483,887	—	26,264

The share placement in January 2003 raised cash of £680,000 to fund the buy out of ImmuLogic Pharmaceutical Corporation Liquidating Trust’s rights to future milestone and royalty payments relating to two of Xenova’s development stage vaccine programs, TA-CD and TA-NIC.

The value of shares allotted on the acquisition of KS Biomedix in September 2003 was £10,576,000.

The U.K. placing, U.S. private placement and open offer completed in December 2003 raised cash of £21,105,000.

23. SHARE OPTIONS AND WARRANTS

Xenova share options

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share options schemes, the Xenova Limited 1988 Share Option Scheme (now fully lapsed), the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2003 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of £30,000, a three year vesting period for options up to the value of four times relevant emoluments, and a ‘super-option’ part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

23. SHARE OPTIONS AND WARRANTS — (Continued)

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

No charge or credit to the profit and loss account has been made in the year (2002: credit of £36,000; 2001: charge of £44,000) in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met. However, a credit against previous year’s charges as a result of not meeting performance conditions has offset the charge for the year.

In any 10 year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.

At December 31, 2003, 11,955,571 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

Number	Exercise price per share	Exercise period
33,200	335 pence	December 23,1997 – December 22, 2004
48,995	234 pence	August 9, 1998 – August 8, 2005
2000	272 pence	October 4, 1999 – October 3, 2006
40,000	272 pence	October 4, 1999 – October 3, 2006
92,788	208 pence	March 13, 2001 – March 12, 2008
8,875	338 pence	June 23, 2000 – June 22, 2007
44,562	338 pence	June 23, 2002 – June 22, 2007
14,423	208 pence	March 13, 2001 – March 12, 2008
14,000	45 pence	November 18, 2001 – November 17, 2008
160,000	32 pence	December 15, 2001 – December 14, 2008
40,000	32 pence	December 15, 2003 – December 14, 2008
25,640	117 pence	May 27, 2002 – May 26, 2009
74,360	117 pence	May 27, 2002 – 26 May 2009
32,000	88 pence	August 17, 2002 – August 16, 2009
155,000	88 pence	August 17, 2001 – August 16, 2009
450,578	10 pence	October 18, 2004 – October 17, 2011
32,594	87 pence	December 20, 2002 – December 19, 2009
171,406	87 pence	December 20, 2002 – December 19, 2009
232,000	77 pence	July 13, 2005 – July 12, 2010
56,027	111 pence	December 18, 2003 – December 17, 2012
183,973	111 pence	December 18, 2003 – December 17, 2012
27,162	92 pence	December 1, 2003 – May 31, 2005
537,752	48 pence	July 11, 2004 – July 10, 2011
25,890	48 pence	July 11, 2004 –July 10, 2011
79,050	48 pence	July 11, 2006 – July 10, 2011
62,500	48 pence	August 16, 2004 – August 15, 2011
376,100	48 pence	August 16, 2004 – August 15, 2011
292,400	48 pence	August 16, 2006 – August 15, 2011
107,700	41 pence	December 18, 2004 – December 17, 2011
368,700	41 pence	December 18, 2004 – December 17, 2011
139,600	41 pence	December 18, 2006 – December 17, 2011
224,088	49 pence	June 1, 2005 – November 30, 2005
243,100	50 pence	June 20, 2005 – June 19, 2012
13,860	50 pence	June 20, 2005 – June 19, 2012
16,750	50 pence	June 20, 2007 – June 19, 2012
27,281	49 pence	September 1, 2005 – February 28, 2006
167,500	38 pence	September 12, 2005 – September 11, 2012
52,500	38 pence	September 12, 2007 – September 11, 2012
321,767	10 pence	October 28, 2005 – October 27, 2012
1,162,500	31 pence	December 6, 2005 – December 5, 2012
402,500	31 pence	December 6, 2007 – December 5, 2012
980,575	11 pence	December 5, 2006 – December 4, 2013
1,203,000	11 pence	December 5, 2006 – December 4, 2013
690,875	11 pence	December 5, 2008 – December 4, 2013
2,520,000	1 pence	December 23, 2006 – December 22, 2013

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

23. SHARE OPTIONS AND WARRANTS — (Continued)

At December 31, 2003 there were a further 31,275,013 shares available for grant under options.

Warrants

Under the terms of the U.K. placing, U.S. placement and open offer completed in December 2003 warrants over 56,280,507 ordinary shares of the Company were issued. Each warrant entitles the holder to subscribe for one ordinary share at a price of 12.5p per share at any time during the period July 1, 2004 to December 31, 2008. Based on the share price of the Group at the time of the offer the Directors have not attributed any value to the warrants.

MetaXen warrants

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:

Number	Exercise price per share	Exercise period
14,516	$7.75	November 5, 2002 – July 1, 2007

The maximum number of shares the Company which may be issued is 14,516.

24. SHARES TO BE ISSUED

Shares to be issued £000
At January 1, 2003	—
Acquisition of KS Biomedix	6
Deferred consideration in respect of acquisition of KS Biomedix	6,477

At December 31, 2003	6,483

Deferred consideration of 10p per KS Biomedix share in issue at the time of acquisition is payable in Xenova shares, if TransMID™ has obtained its marketing authorization in the U.S. or E.U. and is sold commercially prior to August 14, 2011. Based on the closing share price of 9.75p on December 31, 2003, this would result in the issue of 66,427,789 ordinary 1p shares in the Company.

25. OTHER RESERVES

	Share premium account £000	Merger reserve £000	Other reserves £000	Profit and loss account £000
At January 1, 2003	80,338	27,218	17,902	(116,225)
Placement in January 2003	504	—	—	—
Issued in respect of acquisition of KS Biomedix	—	3,641	—	—
Expense on issue	(541)	—	—	—
Realized gain on sale of Cubist shares	—	—	(574)	574
Issued in respect of placement and open offer	19,229	—	—	—
Expense on issue	(1,703)	—	—	—
Loss for the year	—	—	—	(15,004)
Exchange movement	—	—	—	228

At December 31, 2003	97,827	30,859	17,328	(130,427)

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

25. OTHER RESERVES — (Continued)

The share premium account is a non-distributable reserve.

The merger reserve arises from the application of merger relief to the issue of shares for the acquisition of Cantab and KS Biomedix.

Other reserves include £15,735,000 arising on the formation of the Company and £2,167,000 of unrealized profits arising on the sale of the business of Xenova Discovery in 1999. Following the disposal of 23,500 shares in Cubist Pharmaceuticals Inc during the year, £574,000 of the unrealized profits was transferred to the profit and loss account reserve as realized.

26. MOVEMENT ON SHAREHOLDERS’ FUNDS

Equity shareholders’ funds	2003 £000	2002 £000
Loss for the financial year	(15,004)	(13,202)
Other recognized gains and losses	228	(1)
Shares issued and to be issued in respect of acquisition (net of issue costs)	16,518	—
Proceeds of share issues (net of issue costs)	20,082	9,841
Capital reorganization	(21,949)	—
Credit for share options and deferred bonus share awards (note 23)	—	36

Net decrease in equity shareholders’ funds	(125)	(3,326)

Equity shareholders’ funds at January 1	26,510	29,836

Equity shareholders’ funds at December 31	26,385	26,510

Non-equity shareholders’ funds
Issue of deferred shares	21,949	—
Non-equity shareholders’ funds at January 1	—	—

Non-equity shareholders’ funds at December 31	21,949	—

27. CASH FLOW STATEMENT

	2003 £000	2002 £000	2001 £000

Reconciliation of operating loss to net cash outflow from operating activities
Operating loss	(16,319)	(14,278)	(18,352)
Depreciation	1,211	1,478	1,201
Amortization	1,589	1,168	879
Impairment provision for tangible fixed assets	—	3,265	—
(Profit)/loss on disposal of tangible fixed assets	(638)	—	16
Long term incentive scheme	—	36	44
Increase/(decrease) in provision for liabilities and charges	1,752	2	(10)
Increase in work in progress	(662)	—	—
(Increase)/decrease in debtors	(143)	711	734
(Decrease)/increase in creditors	(1,541)	975	(2,573)
(Decrease)/increase in deferred license fees	(3,086)	(8,498)	14,225

Net cash outflow from operating activities	(17,837)	(15,141)	(3,836)

Cash flow in respect of exceptional reorganization costs was £2,370,000 (2002: £nil, 2001: £1,035,000).

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

27. CASH FLOW STATEMENT — (Continued)

Since September 12, 2003 the acquired KS Biomedix business contributed £2,878,000 in respect of cash outflows from operating activities; a receipt of £5,000 in respect of cash inflows from returns on investments and servicing of finance; a receipt of £672,000 in respect of taxation; a receipt of £406,000 in respect of capital expenditure and financial investment; a receipt of £2,557,000 in respect of management of liquid resources; and a payment of £9,000 in respect of financing.

Analysis of net funds	January 1 2003 £000	Acquired with subsidiary* £000	Cash Flow £000	Other non cash £000	Exchange movement £000	December 31 2003 £000
Cash in hand and at bank	2,632	—	9,438	—	—	12,070
Short term deposits	16,131	2,557	(3,696)	—	2	14,994
Current asset investments	454	—	189	(189)	(11)	443

	19,217	2,557	5,931	(189)	(9)	27,507

Secured loans due within one year	—	(39)	4	(16)	3	(48)
Secured loans due after one year	—	(157)	—	16	9	(132)
Finance leases	(3)	(63)	29	—	3	(34)

	19,214	2,298	5,964	(189)	6	27,293

*   Excluding cash

28. RELATED PARTY TRANSACTIONS

Transactions with Group companies

The Company has taken advantage of the exemption available to parent companies under FRS 8 ‘Related Party Disclosures’ not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the Company’s wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of £92,000 (2002: £185,000, 2001: £126,000) to Phogen Limited. The amount outstanding at December 31, 2003 was £43,000 (2002: £51,000, 2001: £194,000).

Discerna Limited is also a related party of the Group as KS Biomedix, the Company’s wholly owned subsidiary, has a 50% interest in the share capital and voting rights of Discerna Limited. In December 2003 the Group paid £109,000 to Discerna, being the final installment of its investment in the joint venture. There were no outstanding balances at December 31, 2003.

There were no material transactions with other related parties during the year.

29. FINANCIAL COMMITMENTS AND CONTINGENCIES

The Group has commitments of up to $4.5 million, payment of which is contingent upon successful product licensing, development, registration and approval.

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP)

The consolidated financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The following is a summary of the material adjustments to the loss and shareholders’ equity that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

Reconciliation of consolidated profit and loss accounts

	Note	Year ended December 31
		2003 £000		2002 £000		2001 £000
Loss for financial year as reported under U.K. GAAP		(15,004)		(13,202)		(15,371)

U.S. GAAP Adjustments:
Impairment of fixed assets	i	(520)		3,265		—
Unrealized (gain)/loss on current asset investments	ii	(189)		—		(1,279)
Share compensation charges	iv	(25)		(84)		(300)
Acquisition of Cantab	vii	—		—		(31,202)
Acquisition of KS Biomedix	viii	(9,210)		—		—
Disposal of Farnham Research Facility	ix	(437)		—		—
Amortization of goodwill	x	1,168		1,168		—
Acquired patents	xi	(519)		—		—

Loss for the financial year under U.S. GAAP		(24,736)		(8,853)		(48,152)

Loss per share (basic and diluted)		(12	)p	(6	)p	(39	)p
Shares used in computing loss per share (thousands)		212,437		147,484		121,596

Reconciliation of Shareholder’ equity

		As at December 31
		2003 £000	2002 £000 (restated)	2001 £000
Shareholder funds as reported under U.K. GAAP		48,334	26,510	29,836

Impairment of fixed assets	i	2,745	3,265	—
Share compensation charges	iv	2	2	(10)
Acquisition of Cantab	vii	(9,568)	(9,568)	(9,568)
Acquisition of KS Biomedix	viii	(17,942)	—	—
Disposal of Farnham Research Facility	ix	(437)	—	—
Amortization of goodwill	x	2,336	1,168	—
Acquired patents	xi	(519)	—	—

Shareholders equity under U.S. GAAP		24,951	21,377	20,258

The shareholders equity reconciliation from U.K. GAAP to U.S. GAAP for the year ended December 31, 2002 requires the following adjustment. Adjustment (vii) ‘Acquisition of Cantab’ was incorrectly shown as nil, and should have been shown as (£9,568,000). Accordingly, the amount reported for shareholders equity under U.S. GAAP has been restated as £21,377,000, compared to £30,945,000 as previously reported. This adjustment has no impact on net loss as reported under U.S GAAP.

i. Impairment of fixed assets

In accordance with U.K. GAAP, a provision for impairment was recorded in 2002, and adjusted in 2003, against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business. Under U.S. GAAP no impairment provision was required, as the undiscounted cash flows from the Cambridge Facility, the smallest component entity, exceeded the carrying value of the Cambridge Facility’s assets.

ii. Unrealized (gain)/loss on current asset investments

In accordance with U.K. GAAP the Cubist shares held by the Group in current asset investments are stated at the lower of cost and net realizable value. In 2003, 2002 and 2001, the estimated changes in net realizable value have been reflected within the profit and loss account (2003: £189,000 gain, 2002: £1,730,000 loss, 2001: £463,000 gain). Under U.S. GAAP unrealized gains and losses are not reflected in the profit and loss account until the investment is

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

sold, unless a loss is estimated no longer to be temporary in which case it is recognized in the profit and loss account. There is no adjustment to U.S. GAAP in 2002 as the U.K. GAAP loss of £1,730,000 is assumed to be permanent and is hence also reflected in the U.S. GAAP results. The U.S. GAAP adjustment of £1,279,000 in 2001 represents the write back of the £463,000 gain having passed through the U.K. GAAP profit and loss account and the £816,000 other than temporary loss in value recognized under U.K. GAAP passed through the profit and loss account under U.S. GAAP.

iii. Deferred tax

Following the introduction of Financial Reporting Standard No. 19 – ‘Deferred tax’, under U.K. GAAP, deferred income taxes are accounted for only when transactions or events that result in the right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which “more likely than not” will be realized in future tax returns.

In accordance with SFAS No. 109, an analysis of deferred taxation is set out below:

	Year ended December 31
	2003 £000	2002 £000	2001 £000
Depreciation less than capital allowances	(228)	(1,156)	(1,204)
Short-term timing differences	150	—	—
Trading losses	40,849	31,631	30,798

	40,771	30,475	29,594
Less: valuation allowance	(40,771)	(30,475)	(29,594)

	—	—	—

iv. Accounting for share compensation arrangements

The Group has granted certain performance related share options. Under U.K. GAAP the value of such grants is measured by reference to the fair value of the shares granted on the date of grant and at no subsequent date (even for variable plans) and compensation is recognized over the period of performance. Compensation expense is accrued beginning with the period in which it is considered probable that such criteria will be met.

Under U.S. GAAP (ABP 25) while the value of such grants is measured by reference to the fair value of grant shares on the date of grant, such value (and the related compensation expense recognized) is adjusted for subsequent changes in the fair value of shares awarded to the profit and loss account where the changes in the market value of grant shares increases above grant value, through the date related performance targets are met.

Share options awarded to employees under the SAYE Plan are issued at a 20% discount from the market value at the date of grant. Under U.K. GAAP, SAYE qualified as non-compensatory share option plans and no compensation charge is recorded. Under U.S. GAAP, SAYE schemes are deemed compensatory and a charge equal to the discount is recorded over the vesting period of those awards.

Under U.K. GAAP, in accordance with Urgent Issues Task Force Abstract 25 ‘National Insurance Contributions on Share Option Gains’ the Group has provided for employers’ National Insurance payable on unapproved options granted after April 5, 1999. In accordance with U.S. GAAP taxation is only charged upon exercise of the option.

In respect of share compensation arrangements at December 31, 2003, £10,000 was written back to the profit and loss account (2002: £6,000 written back; 2001: £34,000 charged) under U.K. GAAP. In accordance with U.S. GAAP, the amount charged was £15,000 (2002: £78,000; 2001: £334,000).

v. Joint Ventures

Under U.K. GAAP, the Group’s share of turnover of the joint venture and of the operating profit, exceptional items, interest and tax of the joint venture and associate are all presented separately.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

Under U.S. GAAP, the Group’s share of profits and losses of the joint venture and of the associate is presented at a post-tax level.

vi. Consolidated statements of cash flows

Under U.K. GAAP, the Consolidated Cash Flow Statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised (“FRS 1”). The Statements prepared under FRS 1 present substantially the same information as that required under U.S. GAAP as required by SFAS No. 95.

Under U.K. GAAP, the Group’s cash comprises cash in hand and at bank (net of bank overdrafts). Under U.S. GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under U.S. GAAP, bank overdrafts are classified within financing activities, and cash and cash equivalents are not offset by book overdrafts repayable within 24 hours from the date of the advance, as is the case under U.K. GAAP.

Under U.K. GAAP, cash flows are presented for operating activities; dividends received from associated undertakings; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. U.S. GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under U.K. GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under U.S. GAAP. Capital expenditure and financial investment and cash flows from acquisitions and disposals would be included within investing activities under U.S. GAAP. Dividends paid by subsidiary undertakings, minority interests, equity dividends paid and management of liquid resources would be included within financing activities under U.S. GAAP.

	Year ended December 31
	2003 000	2002 000	2001 000
Cash used by operating activities	(14,887)	(12,234)	(958)
Cash provided/(used) in investing activities	582	(649)	13,257
Cash provided/(used) by financing activities	31,743	6,542	(3,641)

Net increase/(decrease) in cash and cash equivalents	17,438	(6,341)	8,658

Effect of foreign exchange rate changes	—	—	2
Cash and cash equivalents under U.S. GAAP at the beginning of the year	2,632	8,973	313

Cash and cash equivalents under U.S. GAAP at the end of the year	20,070	2,632	8,973
Short-term deposits and investments	7,437	16,585	15,027

Total cash and liquid resources at the end of the year	27,507	19,217	24,000

vii. Acquisition of Cantab

Following the acquisition of the Cantab Pharmaceuticals Plc Group (Cantab) in 2001, the following adjustments were made in 2001 in accordance with U.S. GAAP:

Purchase price

Under U.S. GAAP the value of Xenova shares issued in exchange for Cantab shares is measured at the time of the announcement (February 19, 2001) rather than the date of acquisition (April 6, 2001) under U.K. GAAP. The movement in the Xenova share price between the time of announcement (80p per share) to the date of acquisition (49p per share), increases the value of the purchase price by £21,634,000.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

Net assets acquired

In accordance with U.S. GAAP (APB 16) the tangible fixed assets, intangible fixed assets, in process research and development, workforce in place and goodwill assets have been determined at the date of acquisition as set out below:

£000
Net assets acquired under U.K GAAP	23,258
Adjustment in respect of redundancy provision	(541)

22,717
In process research & development	32,495
Workforce in place	846

56,058

In accordance with U.S. GAAP (EITF 95-3), an adjustment of £541,000 was made to the opening net assets position to reflect the redundancy costs arising following a reorganization of Cantab after the acquisition. In accordance with U.K. GAAP these costs were expensed in 2001.

Summary

In accordance with U.S. GAAP the In process research and development (£32,495,000) was written off to the profit and loss account, and the workforce in place value was capitalized and amortized over 5 years (charge £127,000 in period since acquisition in 2001).

The impact on the profit and loss account for the year ended 2001 under U.S. GAAP was:

£000
Amortization of goodwill under U.K. GAAP	879
In process research & development write-off under U.S. GAAP	(32,495)
Workforce in place amortization under U.S. GAAP	(127)
Provision for reorganization costs made under U.S. GAAP	541

Net impact under U.S. GAAP	(31,202)

The net impact on shareholders’ funds at December 31, 2001 under U.S. GAAP was:

£000
Difference in consideration issued under U.S. GAAP	21,634
Less profit and loss impact under U.S. GAAP	(31,202)

(9,568)

viii. Acquisition of KS Biomedix

Set out in note 2 is the U.K. GAAP treatment of the acquisition of the KS Biomedix Group. In accordance with U.S. GAAP the following adjustments have been made:

Purchase price

Under U.S. GAAP the value of Xenova shares issued in exchange for KS Biomedix shares is measured at the time of the announcement (August 14, 2003) rather than the date of acquisition (September 12, 2003) as under U.K. GAAP. The movement in the Xenova share price between the time of announcement (12.0p per share) to the date of acquisition (15.25p per share), means the value of the purchase price is lower by £2,255,000 under U.S. GAAP.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

Net assets acquired

In accordance with U.S. GAAP (SFAS 141) the tangible fixed assets and intangible assets have been determined at the date of acquisition as set out below:

£000
Net assets acquired under U.K. GAAP	6,855
Adjustment in respect of redundancy and reorganization provision	(1,205)

5,650

Developed technology	637
In process research & development	26,745

Total assets acquired under U.S. GAAP	33,032
Total consideration including deferred contingent consideration and expenses	(15,409)

Negative goodwill	17,623

In accordance with U.S. GAAP, an adjustment of £ 1,205,000 was made to the net assets acquired as recorded under U.K. GAAP to record the redundancy and vacant property costs arising from the planned reorganization of the KS Biomedix Group. In accordance with U.K. GAAP these costs were expensed in 2003, as recognition of reorganization costs is not permitted under U.K. GAAP until after the acquisition date.

In addition, U.S. GAAP recognizes the contingent deferred consideration to be settled in Xenova Group plc shares on the commercial sale of TransMID™ prior to August 14, 2011 as a liability, and not within shareholders’ funds as under U.K. GAAP. Accordingly shareholders’ funds under U.S. GAAP are lower by £6,477,000 as a result of the reclassification.

In accordance with U.S. GAAP the negative goodwill arising on the acquisition has been allocated pro-rata against certain acquired assets as follows:

	Fair values £000	Pro-rata Adjustments £000	Revised values £000
In process research & development	26,745	(16,012)	10,733
Tangible fixed assets	2,691	(1,611)	1,080

Net assets acquired	29,436	(17,623)	11,813

Developed technology has been classified as an asset held for resale and hence is excluded from the allocation of negative goodwill.

The impact on the profit and loss account for the year ended 2003 under U.S. GAAP was:

£000
Amortization of goodwill under U.K. GAAP	318
In process research & development write-off under U.S. GAAP	(10,733)
Provision for reorganization costs made under U.S. GAAP	1,205

Net impact under U.S. GAAP	(9,210)

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

The net impact on shareholders’ funds at December 31, 2003 under U.S. GAAP was:

£000
Difference in consideration issued under U.S. GAAP	(2,255)
Deferred contingent consideration reclassified as a liability under U.S. GAAP	(6,477)
Less profit and loss impact under U.S. GAAP	(9,210)

(17,942)

ix. Disposal of Farnham Research Facility

As part of the disposal of certain assets at the Farnham facility, the developed technology recognized under U.S. GAAP acquired with the KS Biomedix business has been disposed of. Under U.K. GAAP this technology was not recognized. Furthermore, £200,000 of the positive goodwill arising on the acquisition of the KS Biomedix business was recognized in determining the profit on disposal in accordance with U.K. GAAP. Under U.S. GAAP no positive goodwill has been allocated to the KS Biomedix acquisition.

x. Goodwill

In 2002, the Group adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and other intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually. At January 1, 2002, because workforce in place does not meet FAS 142 for separate recognition, this balance was reclassified into goodwill. Prior to January 1 2002, the Group amortized the workforce in place asset over its useful economic life of 5 years. Also at January 1, 2002, the Company ceased amortization of goodwill under U.S. GAAP. At December 31 2003, the Group completed an impairment review of its goodwill balance under U.S. GAAP and no adjustment to this asset was made.

This adjustment represents the amortization expense related to goodwill, under U.K. GAAP, which was £1,168,000 for the 12 months ended December 31, 2003 (2002: £1,168,000; 2001: £879,000).

xi. Acquired patents

During 2003, the Company purchased outright the remaining rights to the TA-CD and TA-NIC vaccine programs from ImmuLogic Pharmaceutical Corporation Liquidating Trust. Under U.K. GAAP, amounts paid for these patents were capitalized. Under U.S. GAAP, these patents do not meet the criteria for capitalization of research and development intangibles and accordingly amounts paid have been expensed and amortization charge has been reversed.

xii. Recent accounting developments

In November 2002, the EITF reached a consensus on Issue 00-21 Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 is effective for all arrangements entered into on or after January 1, 2004. Although the Company currently is evaluating the impact of this new guidance, it is not expected to have a material impact on its accounting treatment of multiple element contracts under U.S. GAAP.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) a group of equity interest holders having the characteristics of a controlling financial interest holder, including characteristics such as decision making ability and an interest in the entity’s residual risks and rewards or (b) sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses. This party is referred to as the primary beneficiary.

XENOVA GROUP PLC

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

30. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES

      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP) — (Continued)

In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The directors have considered the impact of FIN 46(R) and concluded that there are no variable interest entities to be consolidated as at December 31, 2003.

FRS 20 (IFRS 2), ‘Share-based payment’, was issued by the ASB on April 7, 2004. It is effective for listed entities for accounting periods beginning on or after January 2005. It deals with the accounting for transactions where an entity obtains goods or services from other parties (including employees or suppliers) in consideration for the entity’s equity instruments (including shares or share options) or cash-settled amounts based on the value of the entity’s equity instruments.

For equity-settled transactions, the goods or services received should be measured at fair value, unless this cannot be estimated reliably, in which case it is measured indirectly by reference to the fair value of the equity instruments granted. For equity-settled transactions with parties other than employees, there is a rebuttable presumption that the fair value of goods or services received can be estimated reliably. For equity-settled transactions with employees, the fair value of the employee services received should be measured by reference to the fair value of the equity instrument (for example, share options) at grant date. If a market price does not exist, a valuation technique should be used to estimate the equity instrument’s fair value. Vesting conditions that are ‘market conditions’ are taken into account in determining the fair value. Vesting conditions, other than ‘market conditions’, are taken into account by adjusting the number of equity instruments so that, ultimately, the amount recognized is based on the number of equity instruments that actually vest. Where there is a specified period of service prior to which the equity instrument vests, the charge should be recognized over that vesting period. For cash-settled transactions, the initial amount recognized should be re-measured to fair value at each balance sheet date and on the vesting date.

It represents a significant change from current practice in the UK under UITF Abstract 17 where the charge is based on the intrinsic value of the share option (fair value of the share at the date of grant less exercise price). Use of the fair value of share options is expected to generally result in higher charges in the profit and loss account for share compensation. We are currently considering the impact of this standard.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENOVA GROUP PLC (Registrant)

/s/ Daniel Abrams
Daniel Abrams Finance Director and Company Secretary

Date: June 25, 2004

INDEX OF EXHIBITS

*1.1	Articles of Association

*1.2	Memorandum of Association

*4.1	Purchase Agreement dated December 18, 1998 between Cantab Pharmaceuticals plc and ImmuLogic Pharmaceuticals Corporation

*4.2	Placing and Open Offer Agreement dated July 13, 2000 between Nomura International plc and Xenova Group plc

**4.3	Development and Commercialization Agreement dated August 13, 2001 between QLT Inc and Xenova Limited+

**4.4	Development and License Agreement dated December 14, 2001 between Millennium Pharmaceuticals Inc and Xenova Limited+

**4.5	Development and License Agreement dated April 23, 2002, between Genentech Inc and Xenova Limited+

*4.6	Employment Agreement dated June 2, 1999 between Xenova Group plc and Dr. John Waterfall

*4.7	Employment Agreement dated November 5, 1992 between Xenova Group plc and Dr. Michael Moore

*4.8	Amendment dated August 1, 1995 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.9	Amendment dated August 30, 1996 to Employment Agreement between Xenova Group plc and Dr. Michael Moore

*4.10	Employment Agreement dated March 31, 1998 between Xenova Group plc and David Oxlade

*4.11	Amendment dated July 31, 1998 to Employment Agreement between Xenova Group plc and David Oxlade

*4.12	Employment Agreement dated March 31, 1998 between Xenova Group plc and Daniel Abrams

*4.13	Employment Agreement dated January 14, 2000 between Cantab Pharmaceuticals plc and Nicholas Lucas Hart

*4.14	Amendment dated February 14, 2000 to Employment Agreement between Cantab Pharmaceuticals plc and Nicholas L. Hart

*4.15	Employment Agreement dated June 27, 1997 between Cantab Pharmaceuticals plc and Dr. Stephen C. Inglis

*4.16	Employment Agreement dated June 30, 1999 between Cantab Pharmaceuticals plc and John St. Clair Roberts

*4.17	Letter of Appointment dated September 20, 1993 between Cantab Pharmaceuticals plc and Gerard Fairtlough

***4.18	Termination and Release Agreement by and between ImmuLogic Pharmaceutical Corporation Liquidating Trust and ImmuLogic Pharmaceutical Corporation and Cantab Pharmaceuticals Ltd. and Xenova Group Plc, dated as of January 8, 2003

4.19	Amendment Agreement dated as of April 28, 2004 between Xenova Biomedix Limited (formerly KS Biomedix Limited) and Nycomed Danmark ApS (formerly registered as Nycomed Danmark A/S) (filed herewith)+

4.20	License Agreement dated as of December 11, 2003 between Amersham Health AS and KS Biomedix Limited (filed herewith)+

4.21	Drug Delivery Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. (formerly Nycomed Imaging A.S.) and KS Avicenna, Inc. (formerly Intelligence Expressions Inc.) (filed herewith)+

4.22	Chloroquine Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. and KS Avicenna (filed herewith)+

4.23	License Agreement dated as of November 1, 2002 between KS Biomedix Holdings PLC and Sosei Co., Ltd. (filed herewith)+

4.24	Letter Agreement Amending License Agreement dated as of November 1, 2002, between KS Biomedix Holdings PLC and Sosei Co., Ltd. (filed herewith)

4.25	Licensing and Supply Agreement dated as of October 1, 2002 between KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited (filed herewith)+

4.26	Letter Agreement Amending Licensing and Supply Agreement dated as of October 4, 2002 among KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited (filed herewith)+

4.27	Distribution Agreement dated as of July 23, 2002 between KS Biomedix PLC and Medison Pharma Ltd. (filed herewith)+

4.28	Letter Agreement Amending Distribution Agreement dated as of September 23, 2002 between KS Biomedix Holdings PLC and Medison Pharma Limited (filed herewith)+

4.29	Patent License Agreement dated as of October 1, 1996 between the National Institutes of Health or the Centers for Disease Control and Nycomed Pharma AS (filed herewith)+

4.30	Amendment of Non-Exclusive Patent License, L-007-9610 dated as of July 17, 2002 between the National Institutes of Health, the Centers for Disease Control and Prevention or the Food and Drug Administration and Amersham Health AS (filed herewith)+

4.31	U.K. Placing Agreement dated November 26, 2003 between Xenova Group plc and Nomura International plc (filed herewith)

4.32	U.S. Securities Purchase Agreement dated November 25, 2003 between Xenova Group plc, Bingham McCutchen LLP, as Escrow Agent, and certain U.S. investors (filed herewith)

4.33	U.S. Placement Agent Agreement dated November 10, 2003 between Think Equity Partners LLC and Xenova Group plc (filed herewith)

4.34	Agreement dated November 24, 2003 among Dr. Tan, Xenova Group plc and Nomura International plc (filed herewith)

4.35	Rights Issue Agreement dated September 11, 2002 between Nomura International plc and Xenova Group plc (filed herewith)

4.36	Offering Prospectus for 2002 Rights Issue (filed herewith)

4.37	Joint Venture Agreement dated as of June 11, 2001 between KS Biomedix, Babraham and Ever 1484 Limited (n/k/a Discerna) (filed herewith)+

****4.38	Offer dated August 14, 2003 among Nomura International plc, Xenova Group plc and KS Biomedix

****4.39	Offering Prospectus for U.K. Placing, U.S. Private Placement and Open Offer dated November 26, 2003

8.1	List of subsidiaries (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of Chief Executive Officer and Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

*	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on July 2, 2001.
**	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 28, 2002.
***	Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 26, 2003.
****	Incorporated by reference to the exhibits to the Xenova Group plc Report of Foreign Issuer on Form 6-K filed with the Commission on August 14, 2003.
*****	Incorporated by reference to the exhibits to the Xenova Group plc Report of Foreign Issuer on Form 6-K filed with the Commission on December 23, 2003.
+	Deleted portions of Exhibits 4.3, 4.4 , 4.5, 4.19, 4.20, 4.21, 4.22, 4.23, 4.25, 4.26, 4.27, 4.28, 4.29, 4.30 and 4.37 are subject to a confidential treatment order.