Form 20-F
XENOVA GROUP PLC
filed 2005-05-27
CIK 894770

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

    [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


    [x]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004


    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                        Commission file number: 1-23584

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

Title of each  class  registered                                     Name of each exchange on which registered
--------------------------------                                     -----------------------------------------
Ordinary Shares of 1p each*                                                    Nasdaq National Market
American  Depositary Shares, evidenced by American
Depository Receipts, each representing ten Ordinary Shares                     Nasdaq National Market

* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares......................................................431,543,933

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

                                  Yes [x]    No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 [x]   Item 18 [ ]

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
PART I............................................................................................................3

   ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............................................3
   ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE............................................................3
   ITEM 3.     KEY INFORMATION....................................................................................3
     A.     SELECTED FINANCIAL DATA...............................................................................3
     B.     CAPITALIZATION AND INDEBTEDNESS.......................................................................6
     C.     REASONS FOR THE OFFER AND USE OF PROCEEDS.............................................................6
     D.     RISK FACTORS..........................................................................................6
   ITEM 4.     INFORMATION ON THE COMPANY........................................................................12
     A.     HISTORY AND DEVELOPMENT..............................................................................12
     B.     BUSINESS OVERVIEW....................................................................................14
     C.     ORGANIZATIONAL STRUCTURE.............................................................................33
     D.     PROPERTY, PLANT AND EQUIPMENT........................................................................33
   ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................................36
     A.     OPERATING RESULTS....................................................................................36
     B.     LIQUIDITY AND CAPITAL RESOURCES......................................................................42
     C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC..................................................45
     D.     TREND INFORMATION....................................................................................45
     E.     OFF-BALANCE SHEET ARRANGEMENTS.......................................................................45
     F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS........................................................45
   ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................................46
     A.     DIRECTORS AND SENIOR MANAGEMENT......................................................................46
     B.     COMPENSATION.........................................................................................49
     C.     BOARD PRACTICES......................................................................................49
     D.     EMPLOYEES............................................................................................51
     E.     SHARE OWNERSHIP......................................................................................51
   ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................................57
     A.     MAJOR SHAREHOLDERS...................................................................................57
     B.     RELATED PARTY TRANSACTIONS...........................................................................58
     C.     INTERESTS OF EXPERTS AND COUNSEL.....................................................................58
   ITEM 8.     FINANCIAL INFORMATION.............................................................................58
     A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION..............................................58
     B.     SIGNIFICANT CHANGES..................................................................................59
   ITEM 9.     THE OFFER AND LISTING.............................................................................59
     A.     OFFER AND LISTING DETAILS............................................................................59
     B.     PLAN OF DISTRIBUTION.................................................................................60
     C.     MARKETS..............................................................................................61
     D.     SELLING SHAREHOLDERS.................................................................................61
     E.     DILUTION.............................................................................................61
     F.     EXPENSES OF THE ISSUE................................................................................61
   ITEM 10.       ADDITIONAL INFORMATION.........................................................................61
     A.     SHARE CAPITAL........................................................................................61
     B.     MEMORANDUM AND ARTICLES OF ASSOCIATION...............................................................61
     C.     MATERIAL CONTRACTS...................................................................................65
     D.     EXCHANGE CONTROLS....................................................................................67
     E.     TAXATION.............................................................................................67
     F.     DIVIDENDS AND PAYING AGENTS..........................................................................71
     G.     STATEMENT BY EXPERTS.................................................................................71
     H.     DOCUMENTS ON DISPLAY.................................................................................71
     I.     SUBSIDIARY INFORMATION...............................................................................71
   ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK......................................71
   ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................72




PART II..........................................................................................................72

   ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................72
   ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................72
   ITEM 15.       CONTROLS AND PROCEDURES........................................................................72
   ITEM 16.......................................................................................................72
     A.     AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................72
     B.     CODE OF ETHICS.......................................................................................72
     C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................................................72
     D.     EXEMPTIONS FROM AUDIT COMMITTEE LISTING STANDARDS....................................................73
     E.     PURCHSE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.................................73

PART III.........................................................................................................73

   ITEM 17.       FINANCIAL STATEMENTS...........................................................................73
   ITEM 18.       FINANCIAL STATEMENTS...........................................................................74
   ITEM 19.       EXHIBITS.......................................................................................74

INTRODUCTION

     As used in this Annual Report, unless the context indicates otherwise, the terms "we," "us," "our" and similar terms, as well as the terms "Company", "Xenova" and "Group", refer to Xenova Group plc and our wholly owned subsidiaries. The term "Ordinary Shares" refers to the Ordinary Shares, par value 1 pence per share, of Xenova Group plc.

FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this Annual Report that are based on the beliefs of our management as well as assumptions made by us and information currently available to us. These statements include those addressed to the initiation, advancement and completion of research and clinical trials involving our products; the receipt of regulatory approvals; the acquisition of other companies in the biopharmaceutical industry and the integration thereof into our Group; the adequacy of our capital resources; trends relating to the biopharmaceutical industry; and other matters. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend", "will" and "may" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements.

     Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance or achievements that may be expressed or implied by the forward-looking statements. These factors include, among others, those set forth in this Annual Report under Item 3 - "Key Information - Risk Factors", Item 4 - "Information on the Company, Business Overview, Government Legislation" and Item 5 - "Operating and Financial Review and Prospects" and in our reports on file with the Securities and Exchange Commission.

     We disclaim any obligation to update the forward-looking statements contained herein.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

     The selected consolidated statement of operations data presented below for the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheet data at December 31, 2004 and 2003, are derived from our Consolidated Financial Statements, included elsewhere in this document, which have been audited by PricewaterhouseCoopers LLP., Cambridge, U.K., independent chartered accountants. The selected consolidated statement of operations data for the years ended December 31, 2001 and 2000, and the consolidated balance sheet data at December 31, 2002, 2001 and 2000, are derived from audited financial statements not included herein but available in previous filings.

     The Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the material adjustments to profit and shareholders' equity that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP, see Note 29 to our Consolidated Financial Statements.

     The  data  set  forth  below  should  be  read  in  conjunction   with  the
Consolidated Financial Statements and Notes thereto included herein.


CONSOLIDATED STATEMENT OF OPERATIONS DATA:  Year  Ended       Year  Ended      Year  Ended      Year  Ended      Year  Ended
(U.K. GAAP)                                      Dec 31            Dec 31           Dec 31           Dec 31           Dec 31
                                                   2004              2003             2002             2001             2000
                                             (pound)000         (pound)000       (pound)000       (pound)000      (pound)000
                                            ------------    --------------     ------------    -------------    -------------
Turnover (including share of joint                4,638             7,710           12,701            1,877               78
ventures)
Discontinued operations                               -                 -                -                -                -
Less: share of joint ventures revenue              (73)              (11)            (457)             (95)                -
                                            ------------    --------------     ------------    -------------    -------------
                                                  4,565             7,699           12,244            1,782               78
Cost of sales*                                    2,241               622                -                -                -
                                            ------------    --------------     ------------    -------------    -------------
Gross profit                                      2,324             7,077                -                -                -
                                            ------------    --------------     ------------    -------------    -------------
Operating expenses

  Research and development*                      13,113            14,450           17,657           15,374            7,422
  Discontinued operations                         1,167                 -                -                -                -
                                            ------------    --------------     ------------    -------------    -------------
                                                 14,280            14,450           17,657           15,374            7,422
                                            ------------    --------------     ------------    -------------    -------------

  Administrative expenses                         4,699             4,748            4,339            2,961            2,033
  Exceptional reorganization                    (3,625)             3,161            3,821            1,035                -
  (credits)/costs

  Amortization of goodwill                        2,229             1,486            1,168              879                -
  Discontinued operations                           293                 -                -                -                -
                                            ------------    --------------     ------------    -------------    -------------
                                                  3,566             9,395            9,328            4,875            2,033
                                            ------------    --------------     ------------    -------------    -------------
Other operating income                              749               449              463              115                -
                                            ------------    --------------     ------------    -------------    -------------
Total net operating expenses                     17,097            23,396           26,522           20,134            9,455
                                            ------------    --------------     ------------    -------------    -------------

                                            ------------    --------------     ------------    -------------    -------------
OPERATING LOSS                                 (14,773)          (16,319)         (14,278)         (18,352)          (9,377)
                                            ------------    --------------     ------------    -------------    -------------
Share of operating profit/(loss) of joint          (23)             (213)              169             (33)                -
venture
                                            ------------    --------------     ------------    -------------    -------------
TOTAL OPERATING LOSS: GROUP AND SHARE OF

JOINT VENTURES                                 (14,796)          (16,532)         (14,109)         (18,385)          (9,377)
                                            ------------    --------------     ------------    -------------    -------------
Loss on sale of businesses
  Loss on disposal                                   62                 -                -                -                -
  Adjustment to Discovery consideration               -                 -                -                -          (1,279)
                                            ------------    --------------     ------------    -------------    -------------
LOSS ON ORDINARY ACTIVITIES BEFORE             (14,858)          (16,532)         (14,109)         (18,385)         (10,656)
  INTEREST
                                            ------------    --------------     ------------    -------------    -------------

Net interest and amounts written (off)
back from investments                               743               574          (1,104)            1,217              661
                                            ------------    --------------     ------------    -------------    -------------
LOSS ON ORDINARY ACTIVITIES BEFORE             (14,115)          (15,958)         (15,213)         (17,168)          (9,995)
TAXATION
                                            ------------    --------------     ------------    -------------    -------------
Tax loss on ordinary activities                   1,592               954            2,011            1,797              690
                                            ------------    --------------     ------------    -------------    -------------
Retained loss for the year attributable
to members of Xenova Group Plc                 (12,523)          (15,004)         (13,202)         (15,371)          (9,305)
                                            ------------    --------------     ------------    -------------    -------------
Net loss per share (basic and diluted)             2.9p              7.1p             9.0p            12.6p            15.4p
Loss per share from continuing operations          2.9p              7.1p             9.0p            12.6p            15.4p
Shares used in computing loss per share         431,529           212,437          147,484          121,596           60,486
  (thousands) (1)

* Refers to the reclassification of certain research and development expenses to cost of sales, as discussed in Note 1 to the Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET DATA:             Year Ended        Year Ended       Year Ended       Year Ended       Year Ended
(U.K. GAAP)                                      Dec 31            Dec 31           Dec 31           Dec 31           Dec 31
                                                   2004              2003             2002             2001             2000
                                              (pound)000       (pound)000       (pound)000       (pound)000       (pound)000
                                            ------------    --------------     ------------    -------------    -------------
Cash and short term investments                  12,970            27,507           19,217           24,000           12,233
Working capital                                  12,532            24,695           11,273            9,715           11,353
Total assets                                     42,245            59,007           37,630           48,519           14,286
Long term obligations                             (302)           (1,766)                -            (221)                -
Accumulated deficit                           (142,793)         (130,427)        (116,225)        (103,058)         (87,731)
Shareholders' equity                             35,949            48,334           26,510           29,836           11,876


RESULTS UNDER U.S. GAAP:
Retained loss                                  (12,935)          (24,736)          (8,853)         (48,152)          (8,096)
Net loss per share                                   3p               12p               6p              39p              13p
Shareholders' equity                             12,165            24,951           21,377           20,258           11,806
Shares used in computing loss per share         431,529           212,437          147,484          121,596           60,486
(thousands) (1)

(1) The change in par value of Ordinary Shares in December 2003 had no impact on the number of shares used in computing loss per share.

CURRENCY TRANSLATIONS; EXCHANGE RATES

     We publish our consolidated financial statements in Sterling. In this Annual Report, references to "Sterling" or "(pound)" (or to "pence" or "p", which is 1/100th of a pound Sterling) are to U.K. currency and references to "U.S. Dollars" or "$" are to U.S. currency. Solely for informational purposes, this Annual Report contains translations of certain Sterling amounts into or from U.S. Dollars at a specified rate. These translations should not be construed as representations that the Sterling amounts actually represent such U.S. Dollar amounts or could be converted into or from U.S. Dollars at the rate indicated or at any other rate. Unless otherwise stated herein, the translations of Sterling into or from U.S. Dollars have been made at (pound)1.00 to $1.9160, the noon buying rate in New York City for cable transfers in Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) on December 31, 2004.

     The following table sets forth, for the months indicated, the high and low Noon Buying Rate for Sterling expressed in U.S. Dollars per (pound)1.00. On May 23, 2005 the Noon Buying Rate was (pound)1.00 to $1.8288.

---------------------------------------- -------------------------------------- --------------------------------------
                 MONTH                        HIGHEST RATE DURING PERIOD              LOWEST RATE DURING PERIOD
---------------------------------------- -------------------------------------- --------------------------------------
           November 30, 2004                            1.9073                                 1.8323
---------------------------------------- -------------------------------------- --------------------------------------
           December 31, 2004                            1.9482                                 1.9125
---------------------------------------- -------------------------------------- --------------------------------------
           January 31, 2005                             1.9058                                 1.8647
---------------------------------------- -------------------------------------- --------------------------------------
           February 28, 2005                            1.9249                                 1.8570
---------------------------------------- -------------------------------------- --------------------------------------
            March 31, 2005                              1.9292                                 1.8657
---------------------------------------- -------------------------------------- --------------------------------------
            April 30, 2005                              1.9197                                 1.8733
---------------------------------------- -------------------------------------- --------------------------------------
         May 2005 (to May 23)                           1.9048                                 1.8246
---------------------------------------- -------------------------------------- --------------------------------------

     The average noon buying rates for Sterling expressed in U.S. Dollars per (pound)1.00, calculated by using the average of the Noon Buying Rates on the last day of each month during the year, for 2000, 2001, 2002, 2003 and 2004 are 1.5105, 1.4400, 1.5084, 1.6449 and respectively 1.8356.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable

D.   RISK FACTORS

WE DO NOT HAVE SUFFICIENT CASH RESOURCES AVAILABLE TO FUND OUR CURRENT LEVEL OF ACTIVITIES FOR THE NEXT 12 MONTHS FROM THE DATE OF THIS FILING. OVER THE MEDIUM TERM, WE WILL NEED TO SATISFY SUBSTANTIAL CAPITAL REQUIREMENTS TO PURSUE OUR DEVELOPMENT AND COMMERCIALIZATION STRATEGIES.

     At currently projected rates of expenditure, our Directors believe that we do not have sufficient cash resources available to fund our current level of activities for the next 12 months from the date of this filing. Accordingly, we will be required to secure further funds before then, to ensure our continued viability. There can be no assurance that any future equity or other fundraising would be successful. A general lack of market interest in providing further financing to biotechnology companies, could have a material adverse effect on our ability to raise funds. If we do secure additional capital through a public equity offering, dilution to our then existing shareholders may result.

     If we are unable to secure additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs. We may also be forced to license compounds or technology to others that we would prefer to develop internally until a later and potentially more lucrative stage. If we are required to raise additional funds through collaborations and other licensing arrangements, we may have to relinquish our rights to some of our compounds or technologies or grant licenses on unfavorable terms.

     Over the medium term our future capital requirements to continue the development of our technologies and to seek to complete the commercialization of our drug candidates will be substantial and will be influenced by many factors. Such factors include the amount of milestone payments which we may receive under collaboration, licensing or other agreements, the progress and cost of research and development projects, especially the Phase III program for TransMID(TM), our lead product candidate, and expenses which may be required for the filing, defense and enforcement of patent rights. If we are unable to secure adequate financing over the medium term, we will not be able to pursue our product development and commercialization strategies as currently planned.

WE DO NOT HAVE ENOUGH CASH TO COMPLETE OUR PHASE III CLINICAL PROGRAM FOR TRANSMID(TM), OR TO BEGIN THE PHASE II TRIAL FOR TA-NIC

     With respect to our Phase III program for our lead product candidate, TransMID(TM), patient dosing began in July 2004 and recruitment is ongoing. Since the recruitment of patients into the trial started later than planned, we have to date not recruited as many patients as originally intended. However, the rate of recruitment is expected to increase as more centers come on board. We have taken various measures, including extending the number of trial centers, in order to accelerate the rate of recruitment. If we are not successful in achieving the required rate of recruitment of patients into the trial, or if survival in the trial exceeds the assumptions made, the interim review is likely to be delayed beyond the first half of 2006, the currently anticipated completion date. Any such delay could have a material adverse effect on our prospects for completing the trial and eventually developing a commercial product and, accordingly, on the prospects of the Company generally. In particular, if recruitment were to be slower than expected, management has identified certain remedial actions, which may need to be taken within the next three to six months, and could include delaying the implementation of the planned Phase II trial of TA-NIC if no external funding for the trial is identified, and a reduction in staff numbers and other overheads.

OUR COMPANY HAS A HISTORY OF ACCUMULATED LOSSES

     Xenova is a biopharmaceutical company that has a history of operating losses. As at December 31, 2004, our accumulated losses were (pound)143 million ($274 million). We expect to continue to incur operating losses over a number of years and may never be profitable. There is no assurance that we will ever achieve significant revenues or profitability, and thus there is also no assurance that we will ever pay dividends to shareholders. This could impair our ability to sustain operations and to obtain any required additional funds.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT US

     The biopharmaceutical industry is rapidly evolving and developments are likely to continue at a rapid pace. Technological competition from existing pharmaceutical and biopharmaceutical companies and others diversifying into the field is intense and expected to increase. Additionally, there can be no assurance that we will be able to keep pace with technological developments. If we do not keep pace with important technological developments, we may be unable to commercialize our products successfully.

WE MAY ENCOUNTER SIGNIFICANT TECHNICAL, REGULATORY AND COMMERCIAL OBSTACLES IN THE DEVELOPMENT OF PHARMACEUTICAL PRODUCTS

     We are involved in the discovery and development of pharmaceutical products for our behalf and in collaboration with other pharmaceutical companies. Our products are at varying stages of development and we have not yet completed the full clinical development of any of our products. Significant further investment will be required on an ongoing basis to undertake research and development. Laboratory and clinical testing and regulatory approvals will be required prior to the licensing or sale of any of our drug candidates. Pre-clinical studies and clinical trials may disclose significant technical obstacles that need to be overcome before obtaining required regulatory approvals. Results of pre-clinical studies are not necessarily indicative of results that will be obtained in human clinical trials. No assurance can be given that our product development efforts will be successful, that any potential product will be safe and efficacious, that required regulatory approvals will be obtained, that our products will be capable of being produced in commercial quantities at an acceptable cost, or that any products, if introduced, will achieve market acceptance. Any products that may be developed through our research and development programs will not be commercially available for several years, if at all. Furthermore, there is a substantial risk of delay in the completion of clinical trials or of adverse, incomplete or inconclusive results from clinical trials, which may substantially delay, or halt entirely, any further development of our drugs. The delay in the completion of clinical trials may arise from a number of factors including the rate of recruitment of patients into the trials.

OBTAINING REGULATORY APPROVAL FOR THE MANUFACTURE AND/OR MARKETING OF PRODUCTS IS COSTLY, TIME CONSUMING AND NOT CERTAIN TO BE SUCCESSFUL

     The clinical evaluation, manufacture and marketing of our drug candidates and our ongoing research and development activities are subject to regulation by government and other regulatory agencies in the countries where we or any of our potential licensees or collaborators intend to test or market products. Of particular importance is the requirement, existing in most countries, to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable such product to be marketed in that country. Such approval requires the clinical evaluation of data relating to the quality, safety and efficacy of a product for its proposed use. Many countries, including all members of the European Union and the United States, have high standards of technical appraisal and, accordingly, the clinical trial process is, in most cases, lengthy. The time taken to obtain such approval in particular countries varies, but it can be up to five years or more from the date of application.
There can be no assurance that any of our drug candidates will successfully complete the clinical trial process or that regulatory approvals to manufacture and market our drug candidates will ultimately be obtained.

     Furthermore, each regulatory authority may impose its own requirements (by, for instance, restricting a product's indicated uses) and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product may have been approved by another country's regulatory authority.

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

OUR PRODUCTS MAY NEVER BE COMMERCIALLY SUCCESSFUL

     There is a possibility that any product that we are eventually authorized to bring to market may not be commercially successful. Our success depends on acceptance of our products by the market, including by the medical community and third party payers, and consequently our progress may be adversely affected if we are unable to achieve market acceptance of our products. None of our products is, or has been commercialized, and all are still in the process of clinical development. In addition, there can be no assurance that our product candidates will be capable of being produced in commercial quantities at an acceptable cost.

WE ARE HIGHLY DEPENDENT ON OUR COLLABORATORS FOR FUTURE REVENUES AND SUCCESS, BUT OUR RELATIONSHIPS WITH COLLABORATORS ALSO INVOLVE SIGNIFICANT FINANCIAL RISKS

     Under our business and development strategy, a significant part of our future revenues is to be derived from licensing and collaboration agreements with third parties.

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

     If we are unsuccessful in raising additional funds necessary for the continued development of our products portfolio, existing collaborators and partners may no longer be either willing or able to continue to support and develop these products. In the event a partner or collaborator decides to withdraw their support, we may be required to repay or refund amounts we have received through milestone payments and/or other forms of product development support from partners or collaborators. These repayments or refunds would have a negative impact on our financial position.

OUR CURRENT SUPPLY, MANUFACTURING AND SALES CAPABILITIES ARE LIMITED OR NON-EXISTENT

     Our sources of supply for the components we need to conduct our development work may be limited to a restricted number of suppliers. These suppliers may be unwilling or unable to meet our future needs. Replacing one of these suppliers or finding additional suppliers may result in delays to our development work and our clinical trials.

     Where we are dependent upon third parties for the manufacture of certain drug candidates or future products, our ability to procure their manufacture in a manner which complies with regulatory requirements may be constrained, and our ability to develop and deliver such material on a timely and competitive basis may be adversely affected.

     We also currently have no pharmaceutical product marketing or sales capabilities. To the extent that we reserve the right to market some or all of our future products, significant additional expenditures, management resources and time will be required to develop a marketing and sales force.

OUR COMPETITORS MAY HAVE GREATER RESOURCES AND SUPERIOR PRODUCTS AND MAY LAUNCH COMPETITIVE PRODUCTS BEFORE WE DO

     Our competitors include, amongst others, major pharmaceutical and biotechnology companies having substantially greater resources than us. There is no assurance that our competitors will not succeed in developing technologies and products that are more effective or economical than any of those being developed by us or which would render our technologies and/or products obsolete and/or otherwise uncompetitive. Although we have collaborative arrangements with several of these companies, these arrangements usually do not prevent the collaborators from competing with us or from collaborating with our competitors. Several companies are working on some of the molecular or cellular targets we have selected. Further, several companies are engaged in the research and development of therapeutic products that may compete with our and our collaborator's products.

GOVERNMENT AND THIRD-PARTY REIMBURSEMENT POLICIES AND TREATMENT GUIDELINES MAY IMPEDE OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS SUCCESSFULLY

     Our and our partners' ability to commercialize products also depends on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities (including the United Kingdom National Health Service), private health coverage insurers and other organizations. There is uncertainty as to the reimbursement status of newly-approved healthcare products, and there is no assurance that adequate health administration or third party coverage will be available to us or our partners to obtain satisfactory price levels. In addition, there is increasing pressure from certain governments to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products, and by refusing in some cases to provide any coverage for uses of approved products for disease conditions for which the relevant regulatory agency has not granted marketing approval. All governments reserve the right to amend their policies in relation to the full, partial or non-reimbursement of the price of pharmaceutical products. These policies are subject to change at any time in any country and can impact profoundly the pharmaceutical industry as a whole or in part. As with all other pharmaceutical groups, we are subject to any such governmental policies and actions.

WE MAY NOW OR IN THE FUTURE BE IN VIOLATION OF CERTAIN LAWS RELATING TO RESTRICTIONS OF COMPETITION, WHICH COULD RESULT IN SIGNIFICANT FINES IMPOSED ON US

     Our  activities are subject to competition  law,  including  Article 81 and
Article 82 (ex Articles 85 and 86) of the Treaty of Rome. Article 81 prohibits agreements (as well as arrangements and concerted practices) which restrict competition within the European Union and which may affect trade between European Union Member States unless the criteria for exemption in Article 81(3) are met. Similar rules apply in the broader European Economic Area. Provisions of agreements restricting competition within the meaning of Article 81(1) and which do not meet the Article 81(3) criteria are void and unenforceable - in certain circumstances this may make the whole agreement fail. The European Commission may impose fines on parties entering into such agreements of up to 10% of their respective worldwide turnover in the preceding business year. Persons who have suffered loss by reason of the anti-competitive restrictions may claim for damages against the parties.

     We have to determine for ourselves if agreements to which we are a party infringe Article 81(1) and if so whether the criteria for an exemption under
Article 81(3) are met. Since 01 May 2004, Article 81(1) and 81(3) are both directly enforceable by the European Commission, European Community Courts and the national courts and designated national competition authorities of each European Union Member State. Block exemptions continue to apply which means that agreements falling within the terms of a relevant block exemption are exempt from the application of Article 81(1).

     The European Commission has issued guidelines setting out guidance on the application of block exemptions and more general principles to assist in the assessment of agreements. Provisions of a number of licensing and collaboration agreements to which we are a party are arguably restrictive of competition under
Article 81(1). This may also be the case with future marketing and distribution agreements entered into by us. We determine on an agreement-by-agreement basis whether a block exemption from the application of Article 81(1) applies to an agreement and, if it does not, whether the agreement satisfies the criteria for exemption under Article 81(3) from the application of Article 81(1).

     Article 82 prohibits any abuse by one or more undertakings of a dominant position within the common market or in a substantial part of it in so far as it affects trade between Member States. If a company is found to be in a dominant position conduct which amounts to exploitative or exclusionary behavior without objective justification may be found to be an abuse within the meaning of
Article 82. The European Commission may impose fines on an undertaking abusing a dominant position of up to 10% of its worldwide turnover in the preceding business year. Persons who have suffered loss by reason of the abusive conduct may claim for damages.

     Although we are likely to face strong competition from major biotechnology and pharmaceutical companies there can be no assurance that we will not be regarded as having a dominant position in the future on the basis of one of our innovative products or technologies for which there is no substitute in a given market. The Directors are mindful that should we ever be dominant it would have specific obligations towards our customers and competitors and would have to ensure that our conduct does not amount to an abuse.

     A regime which is broadly similar to the current European Union regime operates in the United Kingdom under the Competition Act 1998. Again companies are responsible for assessing competition law risks associated with their agreements or conduct. Parties infringing the Competition Act 1998 may be fined (fines may be up to 10% of worldwide turnover) and provisions (or the whole agreement) may be void and unenforceable and third parties may bring damages claims. The principal difference is that under the Competition Act there is no need for an effect on trade between European Union Member States, rather the need is for an effect on trade within the U.K.

IF WE FAIL TO OBTAIN EFFECTIVE INTELLECTUAL PROPERTY PROTECTION FOR OUR PRODUCTS, COMPETITORS MAY BE ABLE TO TAKE ADVANTAGE OF OUR EFFORTS. WE MAY ALSO BE SUBJECT TO INTELLECTUAL PROPERTY CLAIMS. IN ADDITION, OUR RIGHTS TO USE CERTAIN INTELLECTUAL PROPERTY MAY BE RESTRICTED BY AGREEMENT

     Our commercial success depends to a great extent on our ability and/or that of our licensors to obtain effective patent protection for products in Europe, the U.S. and other countries and to preserve the confidentiality of our own and our collaborators' know-how. We may not be able to develop products which are patentable, and any patents we may obtain may not be sufficiently broad in their scope to provide protection for our intellectual property rights and exclude competitors with similar technology. There is no assurance that obligations to maintain our or our collaborators' know-how will not be breached or otherwise become known in a manner which provides us with no recourse.

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

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO PROTECT OUR BUSINESS FROM BEING ADVERSELY AFFECTED FROM SUCH CLAIMS

     Our business exposes us to potential product liability risks which are inherent in research and development, pre-clinical studies, clinical trials, manufacturing, marketing and the use of human therapeutic products. In addition, it may be necessary for us to secure certain levels of insurance as a condition to the conduct of clinical trials. There can be no assurance that future necessary insurance coverage will be available to us at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by us now or in the future will be adequate or that a product liability or other claim would not materially and adversely affect the business.

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

THE LOSS OF KEY EMPLOYEES COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS

     The loss of key employees could weaken our scientific and management capabilities, adversely affecting our ability to achieve planned development objectives and business. We are significantly dependent on certain scientific and management personnel. We will endeavor to ensure that the principal members of our management and scientific team are suitably incentivized but the retention of such staff cannot be guaranteed. Our business is highly dependent on employees who have an in-depth and long-term understanding of their companies' technologies, products, programs and collaborative relationships. The loss of these key employees and our inability to recruit new employees to replace them could have a negative impact on our business and prospects.

PERSONS OWNING ORDINARY SHARES AND WARRANTS MAY BE SUBJECT TO SUBSTANTIAL PRICE FLUCTUATIONS

     Our outstanding ADRs, Ordinary Shares and Warrants may fluctuate in value substantially. The share price of publicly traded biotechnology and emerging pharmaceutical companies can be highly volatile. The price at which our securities will be quoted and the price which investors may realize for their securities will be influenced by a large number of factors, which could include the performance of both our and our competitors' research and development programs, termination of collaborations by us or our partners, large purchases or sales of our shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

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

U.S. PERSONS OWNING ADRS MAY NOT BE ABLE TO BENEFIT FROM THEIR PRE-EMPTIVE RIGHTS IN FUTURE ISSUANCES OF ORDINARY SHARES

     In the case of an allotment of Ordinary Shares for cash, our existing Shareholders are entitled to pre-emptive rights pursuant to Section 89 of the U.K. Companies Act 1985, unless waived by a special resolution of the Shareholders at a general meeting. If we allot Ordinary Shares for cash in the future and pre-emptive rights are not waived, holders of Ordinary Shares outside the United Kingdom may not be able to exercise their pre-emptive rights for Ordinary Shares unless we decide to comply with applicable local laws and regulations. In the case of holders in the United States, a registration statement under the U.S. Securities Act of 1933 must be effective with respect to such rights, or an exemption from the registration requirements thereunder must be available. We intend to evaluate at the time of any rights or similar offering the costs and potential liabilities associated with any such registration statement or an exemption from registration, as well as the indirect benefits to us of enabling holders in the United States of our ADRs and Ordinary Shares to exercise any pre-emptive rights and any other factors we consider appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement. There can be no assurance that any registration statement would be filed or that an exemption would be available to enable our holders in the United States to exercise the pre-emptive rights nor can there be any assurance that steps can or will be taken to permit holders of ADRs and Ordinary Shares in the United States to receive any proceeds in respect thereof or other amounts relating thereto.

OUR  U.S.   SHAREHOLDERS  COULD  SUFFER  ADVERSE  TAX  CONSEQUENCES  IF  WE  ARE
CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY (PFIC).

     If, for any taxable year, the portion of our income characterized as "passive" or of our assets that produce "passive" income exceeds levels established under U.S. federal income tax regulations, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders who are subject to U.S. taxation. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our shares or our ADRs. In the event we raise substantial additional capital which is held as short-term deposits and investments or cash at bank and in hand, we may be characterized as a PFIC for the year ended December 31, 2005, or for future years. See Item 10 - "Additional Information - Taxation - U.S. Taxation of U.S. Holders".

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT

     Xenova Group plc is a biopharmaceutical company based in the U.K. We were incorporated under the laws of England and Wales pursuant to the U.K. Companies Act 1985, as amended on March 19, 1992 (registered number 2698673) to establish drug discovery technologies and to discover and develop novel drugs both on our behalf and for partner pharmaceutical companies. We focus on the development of novel commercially attractive drugs, primarily for the treatment of cancer and addiction with a secondary focus on immunology. Our address is 957 Buckingham Avenue, Slough, SL1 4NL, Berkshire, England and our telephone number from the U.S. is 011-44-1753-706600.

KEY DEVELOPMENTS FROM JANUARY 1, 2004

     TransMID(TM)
     ------------
     Following discussions with the Food and Drug Administration (FDA) in the U.S., the revised protocol for the TransMID(TM) Phase III clinical program was agreed under a Special Protocol Assessment (SPA) procedure in May 2004. The original strategy at KS Biomedix Holdings plc (KS Biomedix) had been to file with one large Phase III study powered to show a p is smaller or equal to 0.01 value of statistical significance. The revised protocol submitted by us was changed to perform two Phase III trials where the required level of statistical significance is lower. This reduces the number of patients required in the first study and hence the level of financial risk involved.

     Immediately following the SPA agreement, we began the initiation procedure for the clinical centers involved across North America, Europe and Israel. The first patient was dosed in July 2004 and recruitment is on-going. The number of participating centers is now expected to increase from the original 50 to 65 and the process of identifying and initiating these centers is under way.

     We have been supporting recruitment into the TransMID(TM) Phase III program through a number of routes. Articles have appeared in a number of physician and oncology publications describing the study and its objectives. In the fall, we launched the website www.gbmtrial.com dedicated to providing information on the TransMID(TM) clinical program to potential patients, their families and doctors.

     In February 2005, we announced the granting of orphan drug designation to TransMID(TM) (through Sosei Co. Ltd, our licensee for the Japanese market), by the Ministry of Health, Labor and Welfare (MHLW) in Japan. Orphan drug designation will facilitate the initiation of clinical trials by Sosei and provide a fast track approval process by the MHLW once trials have been completed and a dossier seeking marketing approval has been filed. The achievement of orphan drug designation triggered a milestone payment from Sosei to us.

     On April 13, 2005, we entered into a licensing agreement with PharmaEngine whereby they received exclusive rights to develop, market and sell TransMID(TM) in both the People's Republic of China and the Republic of South Korea following registration trials in these countries sponsored by PharmaEngine. Under the terms of the agreement, we received an upfront payment and will receive development milestone payments and, in the event of successful product commercialization, significant royalties on potential future sales. In addition, we retain manufacturing rights and will be the exclusive supplier of TransMID(TM) to PharmaEngine.

     Addiction Vaccines
     ------------------
     The novel addiction therapies TA-NIC for nicotine addiction and TA-CD for cocaine addiction both reported positive data from their Phase I and Phase II clinical trials respectively, in 2004. There is a clear medical and social need for improved treatments to help those addicted. In the U.S., the National Institute on Drug Abuse (NIDA) is supporting the Phase II clinical trials of TA-CD being carried out at Yale School of Medicine in New Haven, Connecticut (U.S.A).

     In March 2005, we announced positive preliminary 12 month findings from the second Phase I trial of TA-NIC. Following these preliminary results and confirmation of the dose to be taken forward, we expect to begin Phase II trials for TA-NIC this year with interim Phase II results expected in 2006. (See also
Item 3 - "Key Information - Risk Factors")

     Novel DNA Targeting Agents
     --------------------------
     In the fall of 2004, Millennium Pharmaceuticals Inc. (Millennium) undertook an internal review of its pipeline and re-aligned it to revised targets. At this review, Millennium decided to cease funding trials of our novel DNA targeting agents following the end of the Phase I program. We are now in discussions with Millennium for the return of the North American commercial rights which were the subject of a licensing agreement entered into between us and Millennium in December 2001.

     Cost Saving Reorganization
     --------------------------
     Following the acquisition of KS Biomedix in 2003, we implemented a cost saving reorganization that included the release of excess facilities in the U.K. and North America and the prioritization of the development portfolio. These disposals -- the sale of the Farnham research facility to Bioventix Limited; the leasing of vacant space at the Cambridge Science Park site to Genzyme Limited; and the sale of the Canadian manufacturing facility to QSV Biologics Ltd -- have substantially reduced our facilities overhead costs. In addition, through the sale of the Canadian manufacturing facility, our global headcount was reduced by 30 persons.

     Licensing Agreements
     --------------------
     In January 2005, we announced a licensing agreement with Cancer Research Technology (CRT) in respect of our intellectual property and know-how relating to TA-CIN. TA-CIN is a vaccine developed by us as a treatment for women with cervical dysplasia and has proved safe and immunogenic in Phase I and Phase II clinical trials.

     During the same month, we announced an exclusive licensing agreement with Oxxon Therapeutics Ltd (Oxxon) providing Oxxon with the right to use the DISC-HSV (Disabled Infectious Single Cycle - Herpes Simplex Virus) vector in a number of specified indications in the areas of oncology and infectious diseases. The agreement also includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform.

B.   BUSINESS OVERVIEW

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

     More recently, the increased knowledge of disease processes and biological mechanisms, which results in part from the application of modern cellular and molecular biological techniques, has allowed drug discovery research to become increasingly focused on specific targets. This approach requires, first, knowledge of a disease process and an identified disease mechanism (the target) that plays a critical role in this process; and, second, technologies that provide biological molecules or chemicals (drug leads) that affect the target in the desired way. Drug leads are increasingly identified from libraries of chemicals or biological molecules using high-throughput screening tests and informatics. This process is known as "drug discovery."

     However, the majority of drug leads do not have all the properties necessary to become commercially successful drugs. Drug leads are, therefore, subjected first to "lead evaluation," a process carried out to identify which drug leads should be taken forward, and then, in the case of novel chemicals, to "lead optimization," a process of improvement of the selected drug lead using chemical design technologies to design and generate chemical variants (analogs) of that drug lead. A wide range of pharmacological techniques are also applied at this stage, including testing of drug leads in vitro, ex vivo and in vivo disease models. This process produces what is known as a "drug candidate" which will then enter "pre-clinical development." The pre-clinical development and subsequent clinical development process requires scale-up, formulation, safety studies and a range of other studies to be conducted in accordance with the regulations of the relevant national medicines agencies.

     The drug candidate then enters the clinical development stage. "Clinical development" refers to the conduct of human clinical trials, generally in three distinct phases, to assess the safety and efficacy of a drug in treating a specific disease or condition.

BUSINESS AND DEVELOPMENT STRATEGY

     At Xenova, we focus our resources on the development of commercially attractive, small molecule and biologic drug candidates that address clear unmet medical needs. Our programs concentrate primarily in the areas of cancer and addiction with a secondary focus on immunotherapy.

     We seek to manage product development risk, minimize cash consumption and commercialize our development products through partnering with major pharmaceutical companies by entering into licensing agreements. Certain of our prioritized programs are already partnered with significant pharmaceutical partners including UCB Group S.A. (UCB) (previously Celltech Group plc), Genentech Inc. (Genentech), Nycomed Danmark ApS (Nycomed), Ranbaxy Laboratories Limited (Ranbaxy), Sosei Co. Ltd (Sosei), Medison Pharma Ltd (Medison) and PharmaEngine Inc. (PharmaEngine).

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

     For our non-prioritized programs, we seek to license our proprietary technology and know-how to a partner with the appropriate in-house expertise to take them forward. For example, we licensed TA-CIN to CRT and certain applications of the DISC-HSV Vector platform to Oxxon during early 2005.

     Our business is not subject to seasonal factors, nor are our results currently subject to, or dependent on, any raw materials price volatility.

     Research  and  development  expenditure  is  charged to the profit and loss
account  as  incurred.   Research  and  development   expenditure  in  2004  was
(pound)14,280,000 (2003: (pound)14,450,000 and 2002: (pound)17,657,000).


Turnover analysis                                           2004                2003                2002
                                                      (pound)000          (pound)000          (pound)000
                                                  ---------------     ---------------     ---------------
Turnover by geographical destination
United Kingdom                                                 -                   3                 171
North America                                              2,686               6,938              11,243
Other European                                             1,879                 758                 830
                                                  ---------------     ---------------     ---------------
Total                                                      4,565               7,699              12,244
                                                  ---------------     ---------------     ---------------


     We have entered into collaborative agreements from which we have earned a majority of our non-refundable revenues from other parties to such agreements. The remaining revenues of (pound)1.3 million (2003: (pound)0.8 million, 2002:
(pound)1.0 million) arose from contract manufacturing. Please see Item 5 for a more detailed breakdown of revenues for 2004.

THERAPEUTIC FOCUS

     The primary focus of our drug research and development programs has been novel approaches to the treatment and prevention of cancer. Additionally we have specific programs in addiction and immunotherapy.

Cancer

     Cancer is characterized by abnormal cell growth resulting in the development of a mass of cells commonly known as a tumor. Cancer can arise in almost any tissue or organ within the human body. Natural chemicals and many other current methods of cancer chemotherapy treat the disease by killing cancer cells directly. However, the use of such drugs may be limited by their adverse side effects and the existence of resistance mechanisms in tumor cells. Research into the process of tumor growth, multi-drug resistance and the spread of cancer to other organs (known as metastasis) has now identified critical disease mechanisms as specific targets for new approaches to cancer therapy. We focus on targets in these areas, with the aim of producing drug candidates with the potential for improved efficacy and reduced side effects relative to currently available therapies.

Addiction

     We are developing therapeutic vaccines for the treatment of nicotine (TA-NIC) and cocaine addiction (TA-CD). Despite the known health risks, many addicts who want to give up cigarette smoking or cocaine use find it very difficult to do so. Smoking cessation is difficult to achieve due to both the addictive properties and the unpleasant withdrawal symptoms from nicotine. Cocaine is particularly addictive, probably due to the brief euphoric `rush' that is experienced promoting continued use of the drug. There are no available pharmacotherapies that are effective at helping cocaine addicts quit and those available for nicotine addiction are only moderately effective over the longer term. Our protein conjugate vaccines known as TA-NIC and TA-CD, which contain either a nicotine or cocaine derivative, respectively, coupled to recombinant cholera toxin B subunit, are both undergoing clinical trials.

Immunotherapy

     Immunotherapy is a treatment used to modulate the activity of the immune system. Enhancement of immune function (up-regulation) is desirable to fight infectious disease or cancer, whereas suppression of the immune system (down-regulation) may be required for the treatment of inflammatory and autoimmune diseases. Autoimmune disorders are diseases caused by the body producing an immune response against its own tissues. In some autoimmune diseases (such as rheumatic fever), a bacteria or virus triggers an immune response, following which antibodies or T-cells attack normal cells because part of the structure of the normal cells resembles that of the infecting organism.

PRIORITIZED PROGRAMS

     Our current pipeline of prioritized programs is as follows:

Cancer

PROGRAM/CANDIDATE           THERAPEUTIC AREA            STAGE             PARTNER(S)
--------------------------- --------------------------- ----------------- ------------------------------
TransMID(TM)                Glioblastoma multiforme     Phase III         Nycomed, Sosei, Medison,
                                                                          Ranbaxy, PharmaEngine(2)
Tariquidar(1)               Multi-Drug Resistant        Phase II          QLT(3)
                            Cancer
XR5944/XR11576              Solid Tumors                Phase I           Millennium(3)
XR303                       Cancer                      Phase I/II        None

(1) Exploratory Phase I/II studies are being undertaken by the National Cancer Institute (NCI).

(2) Separate agreements have been reached relating to commercialization rights for TransMID(TM) in specific geographical areas as follows: Nycomed has rights in the E.U.; Sosei has rights in Japan and an option for Taiwan; Medison has rights in Israel, Ranbaxy has rights in India and PharmaEngine in China and South Korea. We retain the rights to North America and rest of the world.

(3) In North America only - we are in discussions with both QLT and Millennium for the return of their rights.

Addiction

PROGRAM/CANDIDATE           THERAPEUTIC AREA            STAGE             PARTNER(S)
--------------------------- --------------------------- ----------------- ------------------------------
TA-CD                       Cocaine Addiction           Phase II          NIDA(4)
TA-NIC                      Nicotine Addiction          Phase I           None

(4) The National Institute of Drug Abuse (NIDA) provides funding to independent investigators to conduct certain trials for TA-CD, but has no rights for its commercialization, nor is funding required to be repaid by us.

Immunotherapy

PROGRAM/CANDIDATE           THERAPEUTIC AREA            STAGE             PARTNERS(S)
--------------------------- --------------------------- ----------------- ------------------------------
OX40                        Autoimmune Disorders        Pre-clinical      UCB, Genentech(5)

(5) UCB and Genentech have licensed the rights for down-regulation of the immune system. We retain all rights for up-regulation of the immune system.

Below is additional information on the current status of our prioritized programs.

TransMID(TM)

     TransMID(TM) is the most advanced product candidate in our pipeline, currently in a Phase III clinical program. TransMID(TM) is a potential treatment for glioblastoma multiforme (GBM) the most common form of high grade glioma (brain cancer). The prognosis for patients with this type of cancer is poor and it is a condition in which there has been little improvement in treatment for the last two decades.

     It is estimated that there are between 18,000 and 22,000 potential non-resectable, progressive and/or recurrent GBM patients globally per annum(a). Potential indication extensions could increase the number of patients treatable with TransMID(TM). It is estimated that between 32,000 and 37,000 patients have either newly diagnosed GBM, pediatric GBM or another form of high grade glioma(b). Approximately 45,000 patients have treatable brain metastases(c).

     TransMID(TM) is a modified diphtheria toxin (CRM 107) conjugated to human transferrin. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes this approach an ideal target for brain cancer treatment. The diphtheria toxin gains entry to the tumor cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the tumor cell. Once inside a cell the diphtheria toxin interferes with protein synthesis through the inactivation of Elongation Factor 2 (EF-2) which ultimately kills the cancer cell.

     TransMID(TM) is pumped directly into the brain tumor using Convection Enhanced Delivery (CED) licensed from the NIH. CED enhances the distribution of TransMID(TM) through the tumor mass, producing high local concentrations of drug. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier. We have licenses from the NIH for the use of CED and TransMID(TM) in cancers of the central nervous system, head and neck.

     Phase I and Phase II clinical trials for TransMID(TM) have been completed in patients suffering from inoperable, recurrent high grade gliomas who have failed to respond to all other forms of treatment. A Phase I dose-escalating study was performed at the NIH in the U.S., where 36% of patients had either a complete response (2 out of 28) or a partial response (8 out of 28). A Phase II multi-center study was conducted at nine U.S. medical centers.

     In the Phase II study, a 50% or greater reduction in tumor volume was noted in 35% of evaluable patients, with a corresponding increase in life expectancy in those patients that did respond. In this study, median survival for

----------------------

(a) Sources of total population: (1) Japan in Figures, Statistics Bureau, year 2003; (2) Population figures for Europe in 2003, Eurostat news release 105/2004 dated August 31,2004; (3) Population and Dwelling Counts, for Canada, Provinces and Territories, 2001 and 1996 Censuses, Statistics Canada; (4) Population projected to February 14, 2005, U.S., Census Bureau. Source of primary tumor incidence: Exhib 1 of "Cancer of the Central Nervous System - Part I
Epidemiology, Etiology, Diagnosis and Prognosis" Future Oncology, Vol 3, No. 7/8, Nov/Dec 1997. Source of adult HGG incidence: Central Brain Tumor Registry of the United States (CBTRUS) 2004-2005 Primary Brain Tumors in the United States Statistical Report, p.32. Source of recurrent HGG incidence: TransMID(TM) Toxin Therapy for Malignant Brain Tumors, Product Positioning, Market Potential & Competitive Landscape, dated January 2005.
(b) Same  sources as in  footnote  a  Source of under 20 years  tumor  patients:
Central Brain Tumor Registry of the United States (CBTRUS) 2004-2005 Primary Brain Tumors in the United States Statistical Report, p.21.
(c) Source of total patient population of brain metastases: Brain Metastases - An un-tapped revenue stream, published by Datamonitor, 12/2001, p.6. Source of single metastases incidence: Roy A. Patchell, MD, Treatment of Brain Metastases, published by American Society of Clinical Oncology, 2002. Source of treatable single brain metastases incidence: Brain Metastases - An un-tapped revenue stream, published by Datamonitor, 12/2001, p.11.

all patients receiving TransMID(TM) was approximately 37 weeks. This compares to the average life expectancy of approximately 26 weeks for patients with this condition currently being treated with best standard of care.

     In May 2004 we announced that we had reached agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for a revised Phase III clinical program proposed for TransMID(TM). In August 2003, prior to our acquisition of KS Biomedix, KS Biomedix obtained FDA agreement for a single Phase III clinical trial for TransMID(TM) under the SPA process. Following the acquisition of KS Biomedix, we submitted a revised program involving two Phase III clinical trials rather than one. A two study approach was adopted to reduce the level of financial risk associated with a large single study.

     The initial Phase III clinical trial is designed to enroll 323 patients with non-resectable, progressive or recurrent GBM who have failed conventional therapy. The study is a randomized, open-labeled, multi-center trial comparing TransMID(TM) against a number of presently used chemotherapeutic agents regarded as best standard of care (BSC). The 323 patients are being randomized in a 2:1 ratio of TransMID(TM) to BSC across approximately 65 sites in the E.U., Israel and North America. The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed. The study is powered at 80% to detect an increase in median overall survival of 38.2 weeks versus 26 weeks in the BSC arm with a p-value of less than or equal to 0.05. Under the terms of the SPA, time to progression (evaluated after 250 progression events have occurred) is a potential end point for accelerated approval.

     Patient dosing in the Phase III program began in July 2004 and recruitment is ongoing. Since the recruitment of patients into the trial started later than planned, we have to date not recruited as many patients as originally intended. However, the rate of recruitment is expected to increase as more centers come on board. We have taken various measures, including extending the number of trial centers, in order to accelerate the rate of recruitment. If we are not successful in achieving the required rate of recruitment of patients into the trial, or if survival in the trial exceeds the assumptions made, the interim review is likely to be delayed, beyond the first half of 2006 the currently anticipated completion date. Any such delay could have a material adverse effect on our prospects for completing the trial and eventually developing a commercial product and, accordingly, on the prospects of the Company generally. In particular, if recruitment were to be slower than expected, management has identified certain remedial actions, which may need to be taken within the next three to six months, and could include a delay to the implementation of the planned Phase II trial of TA-NIC if no external funding for the trial is identified, and a reduction in staff numbers and other overheads.

     TransMID(TM) received fast track status from the FDA in July 2001 and orphan drug status in December 2001. In addition, the European Commission granted TransMID(TM) orphan designation in January 2002. In February 2005, TransMID(TM) obtained orphan drug designation in Japan. TransMID(TM) is currently licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel, Ranbaxy in India and PharmaEngine in China and South Korea. The rights to TransMID(TM) in North America have been retained.

Tariquidar

     Discovered by us, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein pump, which is being developed for the treatment of multi-drug resistance in cancer.

     In August 2001, we signed an exclusive agreement with QLT Inc. (QLT) for the development and North American marketing of tariquidar. We retain all rights to commercialize tariquidar in Europe and rest of the world, and following the termination of Phase III studies in 2003, we initiated negotiations with QLT for the return of their commercial rights relating to tariquidar.

     In June 2002 patient enrolment in two pivotal Phase III clinical trials began using tariquidar as an adjunctive treatment in combination with first-line chemotherapy for patients with non-small-cell lung cancer (NSCLC). The double-blind, randomized, placebo-controlled trials were carried out on patients with stage IIIb/IV NSCLC at centers located throughout North America and Europe.

     In May 2003, QLT announced that the Phase III trials would be stopped following a recommendation from the Independent Data Safety Monitoring Committee, which had completed the un-blinded interim review of the data from the two ongoing trials.

     In May 2003, QLT also announced that enrolment in a Phase IIb trial using tariquidar as an adjunctive treatment to chemotherapy for patients with chemo-refractory breast cancer, which was being carried out at the MD Anderson Center, Texas, U.S., had been sufficiently completed on 17 patients. Preliminary data on the first 13 patients was presented at the American Society for Clinical Oncology (ASCO) meeting in 2003. This data showed that one patient had experienced a partial response after tariquidar was used as an adjunctive treatment to the chemotherapy to which the patient had not previously been responding. In addition to the partial response, three patients showed stable disease after the second cycle of treatment and one continued to be stable at the end of cycle three.

     Following the review of the Phase III NSCLC trials, the NCI commenced further exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs. The studies currently on-going are detailed below:

     * Phase II randomized study of tariquidar and docetaxel in patients with recurrent or metastatic lung, ovarian, or cervical cancer;

     * Phase II study of combination chemotherapy comprising tariquidar, mitotane, doxorubicin, vincristine, and etoposide and surgery in patients with recurrent, metastatic, or primary unresectable adrenocortical cancer;

     * Phase I study of tariquidar combined with docetaxel, doxorubicin, or vinorelbine in children with relapsed or refractory solid tumors.

Novel DNA Targeting Agents - XR11576, XR5944, XR11612

     This program is being developed for the treatment of solid tumors. The compounds were originally believed to affect the DNA replication process through a mechanism of action that involved the dual inhibition of topoisomerases I and
II. However, research published in November 2003 supports the conclusion that XR5944 is a novel DNA/RNA targeting agent and that its mechanism of action is distinct from current cytotoxic agents by binding tightly to DNA and inhibiting RNA synthesis.

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

     In December 2001, we entered into an agreement with Millennium for the development and North American marketing of XR11576 (MLN576), XR5944 (MLN944) and XR11612 (MLN612). In November 2004, we announced that Millennium had informed us that it had decided to cease funding the XR5944/XR11576/XR11612 program after completion of the Phase I studies. We are now in discussions with Millennium for the return of the North American rights to this program.

     The Phase I clinical trial of XR11576 in solid tumors has been completed with the recruitment of 38 patients divided between two oral dosing schedules. The objective of the study was to evaluate the pharmacokinetic profile, safety and efficacy of XR11576. 21 patients received 48 courses (dosing days 1-5 on a three week cycle over a dose range of 30-180 mg/day) and 17 patients received 53 courses (dosing days 1 and 8 of a three week cycle over a dose range of 120-840 mg/day). On the five day schedule, the maximum tolerated dose was 120 mg/day but on the two day schedule, adverse events were reported across all seven dosing groups. Dose limiting toxicities included diarrhea, vomiting, nausea and fatigue. No objective responses (complete responses or partial responses) were reported. However, stable disease was reported in four patients on the five day schedule and five patients on the two day schedule. No Phase II dose was established.

     The Phase I trial of XR5944 in solid tumors using a single intravenous dosing schedule of a 30 minute infusion once every three weeks is being finalized. Initial data from the 27 patients recruited shows a maximum tolerated dose of 24 mg/m2 with dose limiting toxicities of mucositis (ulceration of the mouth) and neutropenia (reduction in white blood cells). No objective responses (complete responses or partial responses) were reported, however four out of the 27 patients had stable disease. When final data is available (expected later this year) we will review the future development plans of this compound.

XR303

     XR303 is a radioimmunotherapy product targeted at late-stage pancreatic cancer. The product comprises a super high affinity antibody, labeled with a radionuclide, (131)Iodine. The antibody binds to carcino-embryonic antigen
(CEA), a marker which is widely expressed on solid tumors. The antibody can thus deliver a dose of radiation to the tumor that is sufficient to kill tumor cells whilst limiting damage to normal tissues.

     This antibody has been shown to bind to its target for extended periods. The radioactive isotope has therefore been selected to reflect this extended binding. (131)Iodine has a half-life of eight days, which matches the estimated half-life of binding of the antibody at the tumor site, thus maximizing its cell killing potential.

     XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer. This study conducted in 10 patients showed the tumors still clearly visible at eight days as a result of the radiolabeled antibody remaining bound to the tumor surface. There were no drug related severe adverse events.

     In view of these results a Phase I/II dose escalation study for patients with non-resectable pancreatic cancer was initiated and is expected to complete by the end of 2005. More than 80% of tumors in this indication are estimated to express CEA. In addition, the study has been designed to assess whether locoregional administration of the antibody results in improved efficacy and reduced systemic effects. Preliminary experience suggests that tumor targeting is improved via the intra-arterial route of administration. It has been decided to enroll a further six patients, with recruitment expected to be complete by July 2005.

     In May 2003 both the European Commission and FDA granted orphan drug designation to XR303 for pancreatic cancer.

     All rights to XR303 are retained by us.

TA-CD

     We are developing a therapeutic vaccine, TA-CD, for the treatment of cocaine dependence, for which there is no currently available effective treatment. TA-CD is designed to induce cocaine specific antibodies which bind to cocaine in the blood, blocking its uptake into the brain. Therefore, the human physiological response to cocaine is altered and the reinforcing properties of cocaine are reduced which may assist patients in breaking the cycle of addiction and abuse.

     In the U.S., approximately 25% of Americans used cocaine between the ages of 26 and 34, with an estimated 2 million regular users in the country(d). In 2002, 33.9 million Americans over the age of 12 reported lifetime use of cocaine(e), and 796,000 received treatment for cocaine abuse(f).

     Two clinical studies have been conducted to assess the safety and immunogenicity of the TA-CD vaccine to date. In both studies, TA-CD was well tolerated both locally and systemically. There have not been any severe or

------------------------
(d) "Drug Statistics - Cocaine Statistics", DRUG-REHAB.ORG, April 2004
(e) NIDA InfoFacts, "Crack and Cocaine", last revised September 2004, page 3
(f) Department of Health and Human Services, SAMHSA Office of Applied Studies, "Results from the 2002 National Survey on Drug Use and Health National Findings", page 13 of 78 moderate adverse events that have been considered to be related to the vaccine. Antibody levels correlated both with the dose of vaccine given and with the number of vaccinations. Anti-cocaine antibodies were detected subsequent to the second injection, levels peaked about 12 weeks after the initial injection and declined at further time points until one year.

     A Phase IIa clinical trial was completed and the results were announced in July 2001. Attenuation of the usual euphoric effects of cocaine was reported amongst patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

     The results of a second Phase IIa dose escalation trial were reported in June 2003. This study was designed to evaluate the safety and immunogenicity of TA-CD using four or five dose vaccination schedules. As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of the 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 13 (81%) reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

     The start of a third Phase IIa cocaine administration trial was announced in April 2003. The open label trial is being conducted in the U.S. and is designed to evaluate the effect of TA-CD on behavioral changes associated with cocaine administration. The 12 month results from this trial are expected to report during the second half of 2005.

     In June  2004  data  was  presented  at the  College  of  Problems  of Drug
Dependence 66th Annual Scientific Meeting in Puerto Rico, from two dose escalation Phase II studies of TA-CD, involving a total of 22 subjects. Results from both studies showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination with cocaine-specific antibodies persisting for at least six months. Three quarters (75%) of the relapse prevention study group (9 subjects) maintained abstinence from cocaine use during the 12-week study duration with 100% relapsing after nine months when antibody levels had dropped. In the abstinence initiation group (13 subjects), 58% achieved and maintained abstinence during the 12-week study and 42% continued to be cocaine free after six months.

     The authors also reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result were observed to produce higher levels of anti-cocaine antibodies. 88% of subjects from one study and 63% in the other, who did relapse within six months, reported a reduction in the euphoric effects of cocaine.

     In October 2003, Xenova announced the start of the first randomized, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study.

     Up to 132 methadone-dependent cocaine addicts being treated for drug dependency are being recruited into this clinical study. Half the subjects are being treated with active TA-CD and half are being given a placebo. Subjects are being monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 13 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to report in H1 2006 and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

     The TA-CD clinical trials are being funded in part by NIDA, which recognizes cocaine abuse to be a major problem in the U.S. NIDA has also supported earlier clinical work as part of this program.

     All rights to the TA-CD vaccine are retained by us.

TA-NIC

     We are developing a therapeutic vaccine, TA-NIC, for the treatment of nicotine addiction which is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. This antibody-nicotine complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking should be absent or reduced.

     There are estimated to be more than 1 billion smokers globally(g). In the U.K. alone, more than 350,000 patients are admitted into hospital each year due to smoking-related diseases(h), and approximately 114,000 smokers die annually as a result of their habit. Globally it is estimated that there are 4.9 million tobacco related deaths per year(i). In the U.K., about 70% of smokers wish to give up with over half making a serious attempt, and one in 10 attempting to quit in the last year(j).

     The start of the first Phase I clinical trial of TA-NIC was announced in September 2001 and the results announced in June 2002. We believe that this was the first ever evaluation of an anti-nicotine vaccine in man. TA-NIC was shown to be safe and well-tolerated both systemically and locally and was shown to generate a nicotine-specific antibody response.

     A second Phase I study building upon the findings of the previous Phase I trial recruited 60 smokers, divided into three cohorts of 20 subjects (16 receiving the active TA-NIC, 4 receiving the placebo). The objectives of this double-blind, randomized, placebo controlled Phase I clinical study were to explore the safety, tolerability and level of anti-nicotine antibody response to increasing doses of the vaccine (50 mcg, 250 mcg, 1000 mcg), TA-NIC, and to select a dose for Phase II and Phase III evaluation. Interim data were announced in July 2004 and preliminary final data were announced in March 2005.

     These findings showed that the 12 month self-reported quit rates were substantially greater among those receiving TA-NIC than those receiving placebo. Only one out of 12 participants (8%) in the placebo group reported being abstinent at their last visit or at 12 months, compared to 3 out of 16 (19%) and 6 out of 16 (38%) in the groups receiving the 250 mcg and the 1000 mcg doses of TA-NIC respectively.

     Immunogenicity   data  after  12  months   follow-up  and  the  safety  and
tolerability profile, support the 20-week findings and confirm the selection of the 250 mcg dose for use in the Phase II and Phase III clinical trials.

     The Phase II trial is expected to commence during 2005 and interim results are expected in 2006. We expect to identify a partner to provide partial funding for the Phase II trial and, following successful completion of the Phase II trial, the Phase III trial of TA-NIC.

     All rights to the TA-NIC vaccine are currently retained by us.

OX40/OX40L

     OX40/OX40L is a platform for the creation of multiple product candidates targeting cancer and autoimmune disease. We have produced, by recombinant DNA technology, a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand (OX40L) and hence inhibit T-cell activation. This product candidate has been shown to be effective in a pre-clinical model of autoimmune disease, and has moved into pre-clinical development.

     Development of a monoclonal antibody against OX40 presents an alternative approach to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease. This strategy is being pursued by UCB under a license agreement with us, which began in September 1999.

     A development and license agreement with a potential value of up to $63 million was signed in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on our OX40 receptor protein and anti-OX40L antibody programs. Under this agreement, Genentech paid a license fee of $5 million over the first year of the collaboration and, in the event of successful development and commercialization of the product, could pay up to $58 million in milestones.

---------------------------------

(g) World Heath Organization news releases, "The World Health Organization says that tobacco is bad economics all around" dated May 28, 2004, page 2
(h) Action on Smoking and Health (ASH) Factsheet,  "Action on Smoking and Health
- March 2004"
(i) World Health Organisation, "An International Treaty for Tobacco Control", August 2003
(j) Smoking Statistics 2004, by Sophie Petersen and Viv Peto, British Health Foundation Health Promotion Research Group, Department of Public Health, pages 6 and 50

     We retain all rights to the up-regulation of the immune system using the OX40/OX40L interaction, including use in oncology and infectious disease therapy.

     In October 2003 findings relating to a research collaboration, involving our OX40 technology and its potential for the treatment of influenza, were published by Imperial College of Science Technology and Medicine, London, U.K. These results demonstrated that in a pre-clinical model, down-regulation of the immune response, through blocking the OX40-OX40L interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This research suggests that the down-regulation of OX40 signaling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterized by an excessive immune response.

DE-PRIORITIZED PROGRAMS

     The review and prioritization of the pipeline undertaken in 2003 meant that a number of pre-clinical and clinical programs became de-prioritized. For these de-prioritized programs, we seek to identify potential partners with the technical and financial means to progress the relevant candidate through clinical trials independently from us. The table below summarizes our de-prioritized clinical programs that are being taken forward by partners under licensing agreements.

PROGRAM/CANDIDATE           THERAPEUTIC AREA                 STAGE      PARTNER
--------------------------- -------------------------------- ---------- -----------------------------
TA-CIN                      Cervical cancer/dysplasias       II         Cancer Research Technology
DISC-HSV Vector             Cancer & infectious diseases     I          Oxxon
DISC-GM-CSF                 Cancer & infectious diseases     I          Oxxon

     TA-CIN is a sub-unit vaccine based on immunization with specific HPV (human papillomavirus) proteins, designed to generate a strong cellular immune response against HPV-infected cells. The vaccine is targeted at patients with cervical dysplasia (pre-invasive cervical disease), therefore potentially preventing the onset of invasive cervical cancer.

     The DISC-HSV (Disabled Infectious Single Cycle - Herpes Simplex Virus) Vector platform is designed for the safe delivery of heterologous genes to the immune system in order to stimulate a comprehensive range of immunological responses, including helper and cytotoxic T cell responses. The virus is genetically inactivated through the deletion of a single gene from the genome that is essential for the replication of the virus.

     DISC-GM-CSF (Granulocyte Macrophage Colony Stimulating Factor) is an immunotherapy product that uses the DISC-HSV Vector to deliver the GM-CSF gene to tumor cells. GM-CSF is a cytokine and a potent stimulator of immune responses. DISC-GM-CSF has broad potential for use across a wide range of solid tumor types. We have completed a Phase I dose escalation study in malignant melanoma, and demonstrated safety.

CLINICAL TRIALS MANUFACTURING FACILITY

     Our Clinical Trials Manufacturing Facility (CTMF) based in the Cambridge Science Park, U.K., has been manufacturing our own internal clinical trials supplies since 1995, and this remains the primary purpose of the facility. Surplus capacity in the facility is offered along with its supporting development organization for contract manufacturing.

     In June 2003, we announced the signing of a two-year manufacturing, development and clinical supply agreement with Pharmexa A/S (Pharmexa) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. This contract was extended in July 2004 enabling the manufacture of additional batches of the vaccine for Pharmexa's Phase II in breast cancer.

     In September 2003, we received notification that the CTMF had been successfully inspected by the Medicines and Healthcare products Regulatory Agency (MHRA). The inspection took place under the Voluntary Scheme for Inspection of Manufacturers. We received a letter from the MHRA confirming that its operations are in compliance with E.U. Good Manufacturing Practice (GMP). Accreditation by the MHRA enables us to continue to manufacture in full compliance with the recently implemented European Clinical Trials Directive.

     In June 2004, we received a Manufacturer's Authorization - Investigational Medicinal Products from the MHRA that allows us to manufacture and release investigational medicinal products and to do so in compliance with the European Clinical Trials Directive. This license applies to our own products and those manufactured by us under contract for clients.

     In line with our continuing strategy of generating revenues through the utilization of excess capacity at our clinical trials manufacturing facility we entered into another manufacturing contract with a Danish biotechnology company in early 2005.

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

     We also seek to retain rights to significant geographical territories in order to maximize the value of each product through further out-licensing. We will, however, consider developing certain products through to the market on our own in order to retain full value of a particular product program. This would most likely be undertaken in the case of a product that is targeted at a very specific and well-defined patient population or in indications where the extent of clinical trials would enable us to demonstrate product efficacy and win regulatory approval without the extent of financial support required from a pharmaceutical collaborator.

     We also intend to continue to strengthen our proprietary pipeline through active in-licensing. We believe that our collaborations will enable us to gain access to technologies, expertise, markets and resources not otherwise readily available to us at an acceptable cost.

1.   TRANSMID(TM)

Amersham and NIH

     Amersham and the National Institutes of Health (NIH) are respective head licensors for our lead product candidate, TransMID(TM). The original licenses relating to three patents in respect of TransMID(TM) and Convection Enhanced Delivery for cancers of the head and neck and CNS were granted from the NIH to Nycomed Imaging in return for potential future milestone and royalty payments in the event of global commercialization. Nycomed Imaging subsequently licensed these rights to INTELLIgene Expressions Inc (INTELLIgene) in May 2000. Under the terms of this agreement, INTELLIgene would pay Nycomed Imaging milestone and royalty payments upon global commercialization which Nycomed Imaging would then partially pass on to the NIH.

     Nycomed Imaging continued to undertake the clinical development of TransMID(TM) and subsequent rights were also passed on to INTELLIgene. Nycomed Imaging then acquired Amersham and became Nycomed Amersham which later demerged into Nycomed and Amersham, the latter of which then took over as one of the two head licensors. INTELLIgene then sold its rights to TransMID(TM) to KS Biomedix along with all the milestone and royalty obligations. These rights and milestone and royalty obligations passed to us when we acquired KS Biomedix in 2003.

     In 2003 we re-negotiated the license with Amersham such that the payments to be made upon global commercialization would be reduced. In addition the NIH patent licenses were novated to the name of KS Biomedix such that milestones and royalties will be paid directly to the NIH.

Medison Pharma

     In October 2002 KS Biomedix appointed Medison to distribute TransMID(TM) within Israel and the Palestine Territories in return for an undisclosed non-material equity investment in KS Biomedix and a substantial distribution margin. Medison will also contribute clinical support for the pivotal Phase III program.

Nycomed

     In September 2002, KS Biomedix appointed Nycomed as the European licensee for TransMID(TM). The license covers TransMID(TM) in all potential brain cancer indications and extends to all European Union countries plus Switzerland, Norway, the Commonwealth of Independent States (C.I.S.) and a number of Eastern European countries. If development of all indications succeeds, we will receive development milestone payments, development funding and sales-related milestones, which could amount in the aggregate to $60 million. We have already received milestone payments totaling $2.0 million.

     Further development milestones are as follows: on the date of enrollment of the first patient in Phase III, on the part trial review date, on the dossier delivery date, with the balance of development funding committed on launch, as well as significant milestone payments on filing, and upon launch together with royalties on sales generated. In-market milestones are payable on attainment of specified sales thresholds. We retain manufacturing rights and will supply product to Nycomed under a separate supply agreement.

PharmaEngine

     In April 2005 we entered into a licensing agreement with PharmaEngine whereby they received exclusive rights to develop, market and sell TransMID(TM) in both the People's Republic of China and the Republic of South Korea following registration trials in these countries sponsored by PharmaEngine. Under the terms of the agreement, we received an upfront payment and will receive milestone payments and significant royalties on potential future sales. In addition, we retain manufacturing rights and will be the exclusive supplier of TransMID(TM) to PharmaEngine.

Ranbaxy

     In October 2002 KS Biomedix entered into an exclusive agreement with Ranbaxy for marketing TransMID(TM) in India. Under the terms of the agreement, Ranbaxy will have exclusive marketing and distribution rights for TransMID(TM) within India in return for milestones commensurate with the size of the market opportunity and a substantial distribution margin.

Sosei

     In May 2002 KS Biomedix appointed Sosei as the Japanese licensee for TransMID(TM). In addition, Sosei has an option on the Taiwanese territory for TransMID(TM). Under the terms of the agreement, an upfront payment along with staged development milestone payments and sales-related milestones are payable for a total up to $25 million from Sosei. Royalties will also be received on product sales as well as revenue from the supply of TransMID(TM) to Sosei. Sosei will be responsible for the development, registration and marketing of TransMID(TM) in Japan.

2.   NOVEL DNA TARGETING AGENTS

Millennium Pharmaceuticals

     In December 2001 we entered into a license agreement with Millennium for the development and North American commercialization of the novel DNA targeting agents - XR11576, XR5944 and XR11612

     Under the terms of the agreement, Millennium acquired from us development and exclusive marketing rights to the oncology program in North America in exchange for an upfront payment of $11.5 million, as well as potential future milestone payments and royalties in the event specific development and sales goals are achieved. We retained substantially all commercialization rights for all products arising from this collaboration outside the United States, Canada and Mexico, including marketing in Europe and the rest of the world. Responsibility for performing development activities associated with the program is shared and was being funded by Millennium for an amount up to $20 million to the end of Phase II clinical trials. Thereafter, Millennium would have assumed responsibility for subsequent development activities in North America and we would retain development responsibility for the rest of the world. Additionally, Millennium had the right to market in North America any improvements or additional products based on the same technology, in which case we would have received further milestones and royalties on the sales of such products.

     However, Millennium notified us in November 2004 that for strategic reasons it was de-prioritizing the novel DNA targeting agent programs and would cease funding these post completion of the Phase I study with XR5944. We are now in discussions with Millennium for the return of the North American rights.

3.   TARIQUIDAR

QLT

     In August 2001 we entered into an exclusive license agreement with QLT for the development and for marketing in the United States, Canada and Mexico of our multi-drug resistance (MDR) modulator, tariquidar, formerly known as XR9576, for the treatment of MDR in cancer.

     Under the terms of the agreement QLT assumed responsibility for the further development of tariquidar, including Phase III trials, all regulatory filings and the manufacture and sale of tariquidar within those territories covered by the agreement. QLT made an initial upfront license payment of $10 million to us and was to provide up to $45 million in funding for all development activities related to Phase III clinical studies for tariquidar in North America and Europe. Milestones of up to $50 million and royalties in the range of 15% to 22% depending on the level of North American sales were also receivable by us. Following the termination of the Phase III trials we initiated negotiations with QLT for the return of all rights and data.

4.   ADDICTION VACCINES

ImmuLogic Pharmaceutical Corp.

     In February 1999, Cantab acquired two development stage vaccine programs from ImmuLogic Pharmaceutical Corporation (ImmuLogic). The two vaccines target the treatment of cocaine and nicotine addiction and are in Phase IIb and Phase I clinical trials respectively. In January 2003, we reached agreement with ImmuLogic Pharmaceutical Corporation Liquidating Trust (ImmuLogic) under which we have bought for $1.0 million the remaining ImmuLogic rights to up to (pound)11.0 million of potential future milestone payments, and to all royalty payments potentially due to ImmuLogic, relating to two of our development stage vaccine programs, TA-CD and TA-NIC.

5.   OX40/OX40 LIGAND

UCB (previously Celltech Group plc)

     In October 1999, Cantab completed an agreement granting an exclusive license to Celltech (now UCB Group SA), for the development of therapeutic antibodies targeted at the OX40 receptor on activated lymphocytes for the treatment of chronic inflammatory and autoimmune disorders. In return for an exclusive license, Celltech paid a fee upon signing the agreement and will pay additional fees, milestone payments and royalties upon product sales, subject to the successful clinical development and regulatory approval of the OX40 antibody program.

Genentech

     In April 2002 we entered into an exclusive development and license agreement with Genentech, which provides Genentech with worldwide rights to develop and market products primarily targeting disorders of the immune system based on our OX40 receptor protein and anti-OX40 ligand antibody programs. Under the terms of the agreement Genentech paid us license fees of approximately $5 million over the first year of the collaboration. In addition, in the event of the successful development and commercialization of a product, Genentech will pay us up to $58 million in milestones. Significant tiered royalties, depending on the level of sales, may also be payable to us.

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

6.   OTHER

Pharmexa

     In June 2003, we announced the signing of a two year manufacturing, development and clinical supply agreement with Pharmexa A/S (Pharmexa) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. This contract was extended in July 2004 enabling the manufacture of additional batches of the vaccine for Pharmexa's Phase II trials in breast cancer.

COLLABORATIONS RELATING TO DE-PRIORITIZED PROGRAMS

TA-CIN

     In January 2005, we announced that we had entered into a licensing agreement with Cancer Research Technology Limited (CRT) in respect of our intellectual property relating to TA-CIN. TA-CIN is a vaccine developed by Xenova as a treatment for women with cervical dysplasia, and has proved safe and immunogenic in Phase I and Phase II clinical trials.

     CRT will facilitate a further Phase II clinical trial to be undertaken at St. Mary's Hospital Manchester, U.K., and associated laboratory studies at the Paterson Institute for Cancer Research in Manchester, U.K., to evaluate TA-CIN in combination with an immune modulator in subjects with vulval intra-epithelial neoplasia (VIN). This trial, expected to start shortly, will recruit between 20 and 30 women with known, pre-treated, or newly diagnosed VIN3. The primary end point is objective response of vulval intraepithelial lesions to treatment as well as evaluating safety, toxicity and tolerability of the combination treatment.

     CRT has licensed TA-CIN patents, know-how and materials from us and will undertake marketing of TA-CIN to potential commercial partners with a view to sub-licensing the development and commercialization of the product. Net receipts from the sub-licensing of TA-CIN will be shared between us and CRT after certain direct costs have been recouped.

DISC-HSV Vector & DISC-GM-CSF

     In January 2005 we announced the signing of an exclusive licensing agreement with Oxxon Therapeutics Ltd (Oxxon) potentially worth up to (pound)44 million in up-front and milestone payments, in the event four products complete commercialization. Royalties will be paid on future sales of any products which might be derived from the DISC-HSV Vector platform.

     The agreement provides Oxxon with the right to use the DISC-HSV Vector in a number of specified indications in the areas of oncology and infectious diseases. Oxxon also has the option to further, as yet unspecified, indications subject to payment of additional fees. The agreement includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform which has successfully completed a Phase I dose-escalating safety study. We retain the rights to the DISC-PRO vaccine program for the prophylaxis of herpes virus diseases.

JOINT VENTURES

Phogen

     In February 1997, Cantab formed a new company, Phogen, together with the Marie Curie Cancer Care (MCCC). The joint venture company was created to exploit a discovery made by scientists at the Marie Curie Research Institute - the capabilities of VP22 protein to deliver potentially therapeutic molecules to cells.

     We acquired Cantab's rights and obligations with respect to Phogen upon completion of our acquisition of Cantab in April 2001. We have a 45% interest in the ordinary shares and 50% interest in the voting rights of Phogen. Phogen has completed a number of agreements generating revenues, including those with Invitrogen and Genencor, and since 2001, Phogen has been self-funding.

Discerna

     Discerna is a 50:50 joint venture company that was established between KS Biomedix and Babraham Bioscience Technologies Ltd (Babraham) in June 2001 to exploit know-how and intellectual property in ribosome display and protein-protein interaction technologies. We acquired the rights and obligations with respect to Discerna upon completion of the KS Biomedix acquisition. The Discerna laboratories are located on the Babraham campus in Cambridge, U.K.

ACADEMIC COLLABORATIONS

     In addition to the collaborations mentioned above, we have entered into collaboration and consulting agreements with many academic centers in the U.K., Europe and the U.S. and scientists at these academic centers with respect to our programs. Below are some of the key academic collaborations for our prioritized programs:

Tariquidar                    University of Liverpool, U.K.
                              Vanderbilt University, Nashville, TN
                              University de Clermont-Ferrand, France
                              University Hospital Zurich, Switzerland
                              Antoni von Leeuwenhoek Hospital, Amsterdam, Netherlands
                              Queen Alexandra Hospital, Portsmouth, U.K.
                              Veterinary School Hanover, Germany
                              Mario Negri Institute for Pharmacological Research, Milan, Italy
                              John Radcliffe Hospital, University of Oxford, U.K.

XR5944                        University of Arizona, Tucson, AZ
                              Queen Alexandra Hospital, Portsmouth, U.K.
                              University of Newcastle, U.K.

TA-CD                         Yale University, New Haven
                              Columbia University, New York

OX40                          University of Glasgow, U.K.
                              Imperial College of Science, Technology and Medicine, London, U.K.
                              Earle A Chiles Research Institute, Portland, Oregon


PATENTS, TRADE SECRETS AND LICENSES

     Protection of our potential products, processes and other technology and know-how is critical to our business. Our policy is to file and prosecute patent applications to protect our own and, where appropriate, our collaborators' proprietary inventions and technology.

     We have either in our ownership or licensed to us a number of live families of patent applications and/or granted patents. Each of these families comprise either (i) a pending U.K. priority patent application, (ii) a pending international patent co-operation treaty (PCT) patent application, or (iii) a pending European patent application and/or from 1 to 28 national patent applications or patents in a range of countries worldwide. Some of the families include granted patents. The patent families include over 25 issued U.S. patents. The subject matters include: (i) novel chemical entities for use as pharmaceuticals, (ii) viral vaccines (iii) subunit vaccines (iv) viral vector technologies and (v) biologicals related to immune system components.

     We have been granted exclusive and non-exclusive licenses to certain technologies subject to patents and patent applications. Under our agreements with the technology transfer company of Cambridge University, U.K., and arrangements with other institutions, we generally are entitled to certain licensing or assignment rights to patents subject to certain conditions and the negotiation of terms. There can be no assurance in any case that:

     o we will be able to satisfy the contractual conditions entitling us to negotiate license terms;

     o    we will successfully negotiate the license terms;

     o we will be able to obtain patents or additional exclusive patent licenses or assignments.

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

     There can be no assurance that we will develop products, which are patentable or that the patent applications made by or licensed to us will provide the right to exclude competitors with similar technology. Although we actively prosecute our patent applications, there can be no assurance that effective patents will issue. Because at least some patent applications in the U.S. are confidential until patents issue, and otherwise in the U.S. and in certain other countries publication only takes place approximately 18 months after filing, we cannot be certain that we were the first to make inventions covered by each of our pending patent applications or that we were first to file applications for such inventions. In the U.S., we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of any invention. In European countries, patents and patent applications can be the subject of third-party observations on patentability, opposition and proceedings for revocation. Similar opposition and revocation procedures exist in other jurisdictions in which we may seek patent rights. For further details of patent litigation proceedings please refer to Item 8 - "Financial Information -. Legal Proceedings".

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

     Items detailed in Item 8 - "Financial Information - Legal Proceedings" are the only pending legal proceedings of which we are aware. The prosecution of the proceedings could involve substantial costs and a favorable outcome of the proceedings cannot be guaranteed. See Item 3 - "Key Information - Risk Factors".

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

     The U.S. Orphan Drug Act encourages manufacturers to seek approval of products intended to treat diseases with a prevalence of less than 200,000 patients in the U.S. (or currently approximately 7.5 patients per 10,000 population). This Act provides tax incentives, FDA assistance with protocol design, and a period of seven years of marketing exclusivity for a successful product. The FDA designated TransMID(TM) as an orphan drug in December 2001 and XR303 in May 2003.

     In the U.K., the regulatory authority is the Medicines and Healthcare products Regulatory Agency (MHRA), which is part of the Department of Health. Under the Medicines Act 1968, the manufacture, wholesaling, import and marketing of medicines are controlled through a comprehensive licensing system operated by the MHRA.

     In Europe, the European Medicines Agency (the "EMEA") was inaugurated on January 26, 1995. Based in London, the Agency assists in the operation of two procedures for attaining marketing authorizations in the European Union, a centralized community procedure and a decentralized procedure, the latter being based on the principle of mutual recognition.

     Orphan drug regulations have been in effect in the European Union since April 2000. This status is available to products that treat diseases with a prevalence of fewer than five in 10,000 persons. Designation as an orphan dug provides 10 years of marketing exclusivity, assistance with protocol design and automatic access to the centralized procedures for product license applications. We have had orphan drug designation for TransMID(TM) in the European Union since March 2002 and for XR303 since May 2003.

     In Japan, the Ministry of Health, Labor and Welfare designates a drug as an orphan drug according to the following criteria:

     o    Patient population less than 50,000 in Japan;

     o No alternative drugs are available or much higher efficacy or safety compared to available drugs ;

     o    Theoretical basis for the application and a feasible plan to develop.

     Orphan designated drugs may receive the following support measures from the government:

     o    Grant money up to a half of the development study costs;

     o    Tax deduction ;

     o    Free advice for studies for IND/NDA;

     o    Prioritized examination for NDA;

     o Extended re-examination period up to 10 years (period when generics cannot appear).

     TransMID(TM) was granted orphan drug designation in Japan in January 2005.

     In addition, our activities are subject to E.U. and U.K. competition law, including Article 81(1) of the E.U. Treaty, which prohibits agreements, which restrict competition within the E.U. and may affect trade between member states. Provisions of agreements restricting competition within the meaning of Article 81(1) are void and unenforceable. Parties entering into agreements restrictive of competition under Article 81(1) are subject to substantial fines by the European Commission and to third-party claims for damages and/or injunctive relief. Agreements satisfying certain precise criteria may be exempted automatically without notification from the application of Article 81(1) by virtue of "group" or "block" exemptions.

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

     The SAB meets regularly to review the project portfolio. Reports on these and other periodic meetings are submitted to our Chief Executive by the Chairman of the panel (Professor Stan Kaye).

     The composition of the SAB is set forth below:

     PROFESSOR STAN KAYE (CHAIRMAN) - Professor of Medical Oncology, The Royal Marsden Hospital, Sutton, U.K. Professor Kaye is the author of over 300 articles and several books, with a special emphasis on the treatment of cancer of the breast, urological and gynecological cancer and the use of new drugs in Phase I and Phase II trials.

     PROFESSOR PAUL WORKMAN - Director of the Cancer Research Campaign Center for Cancer Therapeutics Institute of Cancer Research, London; Chairman of the Cancer Therapeutics Section of the Institute of Cancer Research and Harrap Professor of Pharmacology and Therapeutics at the University of London, U.K. In addition, Professor Workman holds chairs at the Universities of Manchester U.K. and Leeds U.K. and has previous experience as a member of the senior management team for oncology at Zeneca Pharmaceuticals. He is the author of over 200 research papers and reviews, with a special emphasis on hypoxia in solid tumors and molecular targets involved in signal transduction, cell cycle and apoptosis.

     PROFESSOR HERBIE NEWELL - Director of Cancer Therapeutics at the Cancer Research Unit at the University of Newcastle-upon-Tyne U.K. Professor Newell serves on a number of prestigious committees, including the Cancer Research U.K.'s New Targets Group.

     PROFESSOR ADRIAN HARRIS - Director of the Cancer Research U.K. (previously Imperial Cancer Research Fund) Molecular Oncology Laboratories and Director of the ICRF Medical Oncology Unit in Oxford, U.K., he is also one of our non-executive Directors. Professor Harris practices as a Medical Oncologist.

     PROFESSOR STEPHEN B. HOWELL - Professor of Medicine at the University of California, San Diego (UCSD) and Program Leader of the Cancer Pharmacology
Program at the UCSD Cancer Center; Director of the Laboratory of Pharmacology and Director of the Clayton Foundation Drug Resistance Laboratory at the UCSD Cancer Center. Professor Howell is a recipient of the Milken Family Medical Foundation Award for Outstanding Work in the Field of Cancer Research and has been listed in The Best Doctors in America since 1990. Acknowledged as a leading world expert in the field of cancer therapeutics, Professor Howell has written extensively on the subject, authoring several books and over 280 articles.

     PROFESSOR MICHAEL MOORE - Chief Executive Officer of PIramed Ltd and Associate Professor at the Brunel Institute of Cancer Genetics and Pharmacogenomics. Professor Moore has acquired extensive commercial, project and general management experience through multiple R&D collaborations across a range of therapeutic areas with companies in Europe (including the position of Chief Scientific Officer and Research Director at Xenova), U.S. and the Far East, and through corporate merger and acquisition. His term in biotech was preceded by an academic career based largely at the Christie Hospital Trust Paterson Institute for Cancer Research and University of Manchester which included a tenured Cancer Research Campaign appointment and an Honorary Readership in Immunology and Oncology at Manchester University Medical School.

C.   ORGANIZATIONAL STRUCTURE

     We currently operate through one main trading company, Xenova Limited. The decrease in trading companies relative to 2003 is due to a Group reorganization undertaken during 2004 which resulted in the consolidation of our operating activity into a single entity. In addition, the operations of KS Avicenna Inc were sold to QSV Biologics Ltd in September 2004.

XENOVA LIMITED

     This entity undertakes all development activities and is responsible for the conduct of clinical trials, of our drug candidates. This company functions by engaging external expertise and services, as they are needed. The process of development is managed and coordinated by our personnel.

     The following is a list of our subsidiaries, their country of incorporation and their principal activity. Each of these subsidiaries is wholly owned by Xenova Group plc unless stated otherwise.

SUBSIDIARY                           PRINCIPAL ACTIVITY                 COUNTRY OF INCORPORATION
------------------------------------ ---------------------------------- ---------------------------------
HELD DIRECTLY:
------------------------------------ ---------------------------------- ---------------------------------
Xenova Limited                       Development of pharmaceutical      England and Wales
                                     products

------------------------------------ ---------------------------------- ---------------------------------
Oncocene Limited (formerly Cantab    Holding                            England and Wales
Pharmaceuticals Limited)
------------------------------------ ---------------------------------- ---------------------------------
Xenova KS Limited                    Holding                            England and Wales

------------------------------------ ---------------------------------- ---------------------------------
MetaXen LLC                          Dormant                            USA (Delaware)
------------------------------------ ---------------------------------- ---------------------------------
Xenova Inc                           Dormant                            USA (Delaware)
------------------------------------ ---------------------------------- ---------------------------------


SUBSIDIARY                           PRINCIPAL ACTIVITY                 COUNTRY OF INCORPORATION
------------------------------------ ---------------------------------- ---------------------------------
HELD INDIRECTLY:
------------------------------------ ---------------------------------- ---------------------------------
Xenova Research Limited              Dormant                            England and Wales
------------------------------------ ---------------------------------- ---------------------------------
Xenova Biomedix Limited              Dormant                            England and Wales
------------------------------------ ---------------------------------- ---------------------------------
KS Avicenna Inc                      Dormant                            Canada
------------------------------------ ---------------------------------- ---------------------------------
KS Canada Inc                        Holding                            Canada
------------------------------------ ---------------------------------- ---------------------------------
KS Canada Holdings Inc               Holding                            Canada
------------------------------------ ---------------------------------- ---------------------------------
Phogen Limited (Joint venture)       Involved with the development of   England and Wales
                                     novel drug candidates
------------------------------------ ---------------------------------- ---------------------------------
Discerna Limited (Joint venture)     Research and Development           England and Wales
------------------------------------ ---------------------------------- ---------------------------------

JOINT VENTURE UNDERTAKINGS

     We operate two joint ventures, Phogen which is a collaboration with the Marie Curie Cancer Care (MCCC) and Discerna which is a collaboration with Babraham Bioscience Technologies Ltd. Details of these joint ventures can be found under Item 4.B. - "Scientific and Academic Collaborations".

D.   PROPERTY, PLANT AND EQUIPMENT

     In the U.K., we currently lease sites in Slough and Cambridge. The Slough site comprises approximately 27,000 square feet of laboratory and office space under a lease expiring in 2025. The Cambridge site comprises research laboratories, a pilot manufacturing facility and administrative offices. The lease of 49,955 square feet in Cambridge expires in 2023 and the lease of a further 10,000 square feet in Cambridge expires on March 24, 2007. Part of the larger Cambridge facility is the subject of a 10 year lease agreement with Genzyme Limited (Genzyme) signed in April 2004. Additionally we lease 5,762 square feet of administrative space in Guildford, Surrey, U.K. expiring in June 2005 and own 1,904 square feet of warehouse space at Farnham, Surrey, U.K.

     In the U.S. we currently have an office located in Mt. Laurel, New Jersey which consists of approximately 400 square feet of office space. The office is located in the Atrium Executive Center. The Atrium contract expires in February 2006 with the present rent at $2,500 per month. Included in the rental agreement is the use of four large conference rooms and a business support group. The offices are presently utilized by two of our full time employees and one consultant.

GLOSSARY OF TECHNICAL TERMS

     To assist the reader in understanding the descriptions contained in this document, a glossary of scientific and other terms is set out below:

Affinity                           The strength of the binding between an antibody and its antigen
Antibody                           A protein  manufactured  by  lymphocytes  to  neutralize  an  antigen
                                   (usually  a  foreign   protein)  in  the  body.   The   formation  of
                                   antibodies  against a foreign  protein is part of the  body's  normal defense system

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

CED                                Convection enhanced delivery

Clinical trial                     Research study  conducted with healthy  subjects or patients  usually to evaluate a new treatment of drug

Cytotoxic                          An agent  which  possesses a specific  destructive  action on certain cells

Diphtheria                         An acute infectious  disease caused by certain  toxigenic  strains of
                                   Corynebacterium diphtheriae

DNA                                Deoxyribonucleic acid, the chemical basis of genes  Efficacy  The  ability of a drug to produce the  desired  therapeutic effect EMEA  European  Medicines  Agency  Enzyme A protein  produced in a living organism that acts as a catalyst for a chemical process

FDA                                Food and Drug Administration in the USA

GBM                                Glioblastoma  multiforme,  a malignant brain tumor, which is a subset of glial tumors

Glioma                             Any of the largest  group of primary  malignant  tumors of the brain, composed of malignant glial cells

Immunogenic                        Triggering  a  response  from the  immune system

Indication                         A  condition  that a medicine is designed to treat

In Vitro                           A biological or biochemical process carried out in a culture plate or similar vessel

In Vivo                            A biological or biochemical  process  occurring in a living  organism or cell




Ligand                             The molecule that binds to a specific receptor

Locoregional                       Delivery of a drug to a localized region

Lymphocyte                         White blood cell, part of the immune system

MDR                                Multi-drug  resistance - the resistance of cancer cells to a range of anti-cancer drugs

MDR modulator                      A compound that modifies multi-drug resistance

Monoclonal antibody                Antibody directed to a single epitope on the target molecule

MRP                                Multi-drug resistance protein

NSCLC                              Non-small cell lung cancer

Oncology                           The study and practice of cancer research and treatment

Open-labeled                       A study where the test drug is known to all parties involved

Orphan drug                        A designation  by the FDA or EMEA for certain drugs for rare diseases and conditions

OX40                               A receptor on white blood cells which is a  co-stimulatory  factor in the immune response cascade

OX40 Ligand (OX40L)                A protein which binds to the OX40 receptor

P-gp/P-glycoprotein                A  protein  which  pumps  chemicals,  including  certain  anti-cancer drugs, out of living cells

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

Phase I/II                         A Phase  I  clinical  trial  in  which  evidence  of  pharmacological activity is also investigated

Phase III                          A clinical  trial with the  objective of  evaluating  the  definitive safety and efficacy of a drug candidate

Pre-clinical                       The testing of an experimental drug, in vitro or in animals

SPA                                Special  Protocol  Assessment - an FDA process to evaluate a clinical trial protocol and other trial documents
Systemic                           Involving the whole body

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following operating and financial review and prospects should be read in conjunction with our Consolidated Financial Statements and the notes thereto included in this Annual Report. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with U.K. GAAP which varies in certain significant respects from U.S. GAAP. A discussion and quantification of these variations is provided in Note 29 to the Consolidated Financial Statements.

OVERVIEW

     Since commencing operations in May 1987, we have devoted substantially all of our efforts and resources to drug discovery and development programs. We have not been profitable since our inception and have incurred cumulative losses through December 31, 2004 of (pound)142,793,000. We expect to continue to incur losses for the foreseeable future, due primarily to the absence of product sales revenues and ongoing costs relating to our research and development programs, pre-clinical studies, clinical trials and laboratory facilities. We expect that losses will fluctuate from year to year and that the fluctuations may be substantial and will depend, among other factors, on the progress of our research and development efforts, on the receipt of related milestone and licensing payments and revenues under collaborative agreements, on our success in and the timing of achieving pre-clinical and clinical development objectives and on receiving required regulatory approvals.

     Substantially all of our operating revenues to date have been derived from upfront license fees and milestone payments, under collaborative research and development agreements. Revenues from collaborative agreements are recognized in accordance with the policy set out in Note 1 of Notes to the Financial Statements. Details of our collaborative agreements are set out in Item 4 - "Information on the Company - Business Overview - Strategic Partnerships and Commercial Collaborations."

     At current projected rates of expenditure, our Directors believe that we do not have sufficient cash resources available to fund our current level of activities for the next 12 months from the date of this filing. Accordingly, we will be required to secure further funds before then to ensure our continued viability. If we are unable to secure additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our programs. See Item 3 - "Key Information - Risk Factors".

     On August 14, 2003, we announced the acquisition of KS Biomedix as part of the strategic plan to further enhance the portfolio of products being developed. Under the terms of the acquisition, 1.0714 shares in Xenova Group plc were issued to shareholders in exchange for each share held in KS Biomedix. An additional contingent deferred consideration of 10 pence per KS Biomedix share held will be paid in Xenova Group plc shares upon the commercial sale of TransMID(TM) in either the U.S. or European markets before August 14, 2011. Based on our closing share price on September 11, 2003 this valued KS Biomedix at (pound)17.1 million ($30.5 million), including the contingent deferred consideration payable in respect of TransMID(TM) of (pound)6.5 million ($11.6 million). Based on our closing share price of 6.625p on December 31, 2004 the deferred consideration would result in the issue of an additional 97,761,653 ordinary 1p shares.

RESULTS OF OPERATIONS

     COMPARISON OF YEAR ENDED DECEMBER 31, 2004 WITH YEARS ENDED DECEMBER 31, 2003 AND 2002

1.   TURNOVER AND COST OF SALES

     Turnover is made up as follows:

                                                       2004                 2003                2002
                                                 (pound)000           (pound)000          (pound)000
                                            ---------------      ---------------     ---------------

License fees and milestones                           2,602                3,781              11,244
Contract development                                    628                3,157                   -
Contract manufacturing                                1,335                  718               1,000
Other                                                     -                   43                   -
                                            ---------------      ---------------     ---------------
Total                                                 4,565                7,699              12,244
                                            ---------------      ---------------     ---------------

     The revenue decrease in 2004 compared to 2003 principally results from a decrease in contract development revenue from the novel DNA targeting agent program with Millennium. Contract development revenue amounted to (pound)0.6 million in 2004, compared to (pound)3.2 million in 2003 as the phase I studies neared completion. License revenues also fell to (pound)2.6 million in 2004 from (pound)3.8 million in 2003. License revenues in 2004 were earned principally under the agreements with QLT (for tariquidar), Genentech (for OX40) and Nycomed (for TransMID(TM)). There is no further deferred revenue from QLT for the tariquidar license, hence the reduction in license revenues in 2004. Contract manufacturing revenue increased to (pound)1.3 million in 2004 from (pound)0.7 million in 2003.

     License revenues in 2003 resulted from (pound)2.3 million from the license agreement with QLT on tariquidar, and (pound)1.4 million from the up-front license payment from Genentech for the OX40 program. Contract development revenue of (pound)3.2 million from Millennium represented reimbursed research and development expenditures for the novel DNA targeting agent program. Other revenue resulted from fees of (pound)0.8 million in respect of ongoing contract manufacturing. Turnover from the acquired KS Biomedix business was less than (pound)0.1 million. The revenue decrease in 2003 principally resulted from a decrease in the revenue relating to the Millennium collaboration, since the initial license fee of $11.5 million was recognized in full in 2002 and only reimbursed research and development expenditures were recognized in 2003.

     During the year we have revised the presentation of the profit and loss account in order to improve the transparency of our financial reporting by disclosing the costs of contract manufacturing activities as cost of sales. Cost of sales includes the direct costs of contract manufacturing for third parties as well as an allocation of facilities overheads. The impact has been to record cost of sales for 2003 of (pound)0.6 million and reduce research and development expenses accordingly. No comparative figure is available for 2002.

     Cost of sales increased to (pound)2.2m in 2004 from (pound)0.6m in 2003, reflecting an increased time spent on external contracts compared to the prior year where the majority of manufacturing activity related to internal programs.

2.   OPERATING EXPENSES

     Total net operating expenses amounted to (pound)17.1 million for the year ended December 31, 2004, compared to (pound)23.4 million for 2003 and (pound)
26.5 million for 2002.

Research and Development Expenses

     Research and development expenses for 2004 decreased to (pound)14.3 million from (pound)14.4 million in 2003 and (pound)17.7 million in 2002.

     Research and development expenditure, excluding the costs of discontinued operations relating to the disposed manufacturing facility, was (pound)13.1 million in 2004, which was 9% lower than the research and development expenditure for 2003. Expenditure in 2004 was incurred primarily in respect of the TransMID(TM) program which commenced recruitment in July, the vaccines of addiction programs including the second Phase I trial in TA-NIC, the recruitment of the Phase IIb TA-CD clinical trial, and the Phase I/II dose escalation trial of XR303. Development costs under the Millennium license agreement of (pound)0.6m have been recovered as in previous years.

     The decrease in research and development expenditure in 2003 to (pound)14.4 million was partly a result of the reorganizations announced in December 2002 and May 2003 which resulted in headcount reductions and the de-prioritization of a number of programs. Research and development expenditure for 2003 included (pound)3.2 million for pre-clinical and clinical development of the program of novel DNA targeting agents with Millennium. (These costs were reimbursed by Millennium under the terms of the license agreement.) Other research and development expenditure was incurred in respect of the Vaccines of Addiction program including the completion of a Phase II dose escalation study with TA-CD, the start of a Phase IIa cocaine administration study with TA-CD, and completion of a Phase I study in TA-NIC. Research and development expenditure in the acquired KS Biomedix businesses amounted to (pound)1.4 million in the period from September 12, 2003 to December 31, 2003. The majority of this expenditure related to TransMID(TM) Phase III development.

Administrative Expenses

     Administrative   expenses  for  the  year  ended  December  31,  2004  were
(pound)3.6 million compared with (pound)9.4 million for 2003 and (pound)9.3 million in 2002.

     Administrative expenses fell 62% in 2004 primarily due to the release of vacant leasehold and impairment provisions totaling (pound)3.6m. Administrative expenses for continuing operations excluding exceptional reorganization costs and goodwill amortization were (pound)4.7 million, as in 2003. Goodwill amortization of (pound)2.2 million increased from (pound)1.5 million in 2003 as a result of a full year impact from the KS Biomedix acquisition in September 2003. The subletting of vacant space in Slough and Cambridge reduced net expenses in the year by (pound)0.7 million (2003: (pound)0.4 million).

     Exceptional reorganization costs of (pound)3.6 million which were credited to administrative expenses for 2004 include the release of impairment provisions of (pound)2.7 million and vacant leasehold provision of (pound)0.9 million, the release in both cases arising from the sub-leasing of vacant space in the Cambridge Science Park site.

     Administrative expenses in 2003 comprised (pound)7.1 million in respect of continuing operations and (pound)2.3 million from the acquired KS Biomedix business. Administrative expenses for continuing operations of (pound)7.1 million were reduced by 24% or (pound)2.3 million from the prior year. Administrative expenses included (pound)2.0 million net exceptional reorganization costs arising from the cost saving reorganization announced in May 2003 (2002: (pound)3.8 million) and (pound)1.2 million of goodwill amortization (2002: (pound)1.2 million) relating to the goodwill arising on the acquisition of the Cantab business in 2001. Administrative expenses excluding both exceptional reorganization costs and goodwill amortization were (pound)3.9 million, reduced by 11% from (pound)4.3 million in 2002. Other operating income received from the subletting of excess facility space further reduced net expenses in the year by (pound)0.4 million (2002: (pound)0.5 million).

     Following the announcement of the cessation of Phase III trials of tariquidar in 2003, the Group undertook a cost saving reorganization, which included headcount reductions and project prioritization. Included in continuing operations administrative expenses under exceptional reorganization costs for 2003 is (pound)2.0 million net in respect of severance payments, a vacant leasehold provision and an impairment provision. Total exceptional reorganization costs for 2003 were (pound)3.2 million (2002: (pound)3.8 million) and include (pound)1.1 million in respect of the KS Biomedix business. As a result of the above reorganization, surplus facilities became available at the main Cambridge site. The charge made reflected a vacant leasehold provision which has been calculated based upon management's expectations of future subletting opportunities and estimated surrender payments.

3.   NET INTEREST

     Net interest income was (pound)785,000 in 2004, (pound)390,000 in 2003, and (pound)615,000 in 2002, reflecting changes in our cash balances, and the interest rates payable thereon, during the periods under review.

4.   TAXATION

     The Group has recognized a research and development tax credit for the year ending December 31, 2004 of (pound)1,592,000 (2003: (pound)954,000, 2002:
(pound)2,011,000), which is expected to be received in cash in 2005. This credit has increased as a result of a full year impact of the KS Biomedix acquisition. During 2004, the Group received (pound)1,751,000 (2003: (pound)2,608,000, 2002:
(pound)2,292,000) in cash in respect of prior years tax credits. The reduction in cash refunds compared to 2003 and 2002 reflected the headcount reductions and program cuts undertaken in the prior years.

5.   RETAINED LOSS

     The retained loss attributable to our shareholders for the year ended December 31, 2004 was (pound)12,523,000. The retained loss for the year ended December 31, 2003 was (pound)15,004,000 and for the year ended December 31, 2002 was (pound)13,202,000.

6.   TAX LOSS CARRY FORWARDS

     As of December 31, 2004, the Group had tax losses of approximately (pound)101,000,000 to carry forward against certain future profits.

7.   U.S. GAAP RESULTS

     The impact of U.S. GAAP accounting for the results for each of the years ending December 31, 2004, 2003 and 2002 is set out in Note 29 to the Notes to the Financial Statements.

INFLATION AND FOREIGN CURRENCY EXCHANGE RATES

     The Directors believe that inflation has not had any significant effects on our operations. Fluctuations in foreign currency exchange rates do not affect our net financial results in any material respect.

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

     By their nature, these judgments are subject to an inherent degree of uncertainty, although we are confident that the most appropriate decision has been made based on the information available. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our collaborative partners and information available from other outside sources, as appropriate. Our actual results may differ from the estimates made under different assumptions or conditions. Our critical accounting policies are as follows:

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

     The Company periodically reviews the carrying value of tangible and intangible fixed assets to determine whether current or expected future conditions Warrant adjustments to the carrying amounts. As part of this review, management estimates future cash flows associated with certain major cash generating standalone or interconnected asset units. Considerable management judgment is necessary in the preparation of the forecasted cash flows, which take into account historical experience, budgeted performance, anticipated growth rates and industry and general economic trends. While the estimates are considered to be reasonable, actual results could vary significantly and possibly require future changes to the carrying value of the Company's assets and the recording of impairment charges.

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

New Accounting Standards

U.S. GAAP

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25,"Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are currently evaluating the impact the adoption of SFAS 123(R) will have, but because we already apply the requirements SFAS 123 we do not expect adoption of the new standard to have a material impact.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have but do not expect it to have a material impact.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have on our consolidated results of operations and financial condition but do not expect SFAS 151 to have a material impact.

     In May 2004, the FASB issued FSP No. 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Medicare Act"). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare
Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The effective date of FSP106-2 is the first interim or annual period beginning after June 15, 2004, with early adoption encouraged. We are currently evaluating the impact adoption will have.

     The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations and financial condition:

     o FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";

     o FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51"; and

     o EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments".

U.K. GAAP

     FRS 20 (IFRS 2), 'Share-based payment', was issued by the ASB on April 7, 2004. It is effective for listed entities for accounting periods beginning on or after January 1, 2005. It deals with the accounting for transactions where an entity obtains goods or services from other parties (including employees or suppliers) in consideration for the entity's equity instruments (including shares or share options) or cash-settled amounts based on the value of the entity's equity instruments. It represents a significant change from current practice in the U.K. under UITF Abstract 17 where the charge is based on the intrinsic value of the share option (fair value of the share at the date of grant less exercise price). Use of the fair value of share options is expected to generally result in higher charges in the profit and loss account for share compensation. We are currently considering the impact of this standard.

     The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Accounting Standards and will be adopted by us as part of the transition to IFRS as noted below.

     o    FRS 21 (IAS 10), 'Events after the balance sheet date';

     o    FRS 22 (IAS 33), 'Earnings per share';

     o    FRS 23 (IAS 21), 'The effects of changes in foreign exchange rates';

     o    FRS 24 (IAS 29), 'Financial reporting in hyperinflationary economies';

     o    FRS 25 (IAS 32), 'Financial instruments; presentation and disclosure';

     o    FRS 26 (IAS 39), ' Financial instruments; measurement'.

IFRS

     In common with other listed companies governed by the law of an E.U. member state, for financial years beginning on or after January 1, 2005 we will be required to prepare our financial statements in accordance with international accounting standards adopted at the European level (endorsed IAS's or IFRS's). This requirement will therefore first be applicable to our financial statements for the year ended December 31, 2005. Our IFRS convergence project commenced in Q3 2004.

B.   LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations since inception primarily through offerings of our equity securities, payments received under collaborative agreements, and interest income. As of December 31, 2004, we had raised through the sale of equity securities an aggregate of approximately (pound)138.3 million in cash proceeds. From inception through to December 31, 2004, we have also received an aggregate total of approximately (pound)59,710,000 through up-front license fees and milestone payments under collaborative agreements and have earned approximately (pound)11,243,000 in interest income.

     At December 31, 2004, consolidated cash, cash equivalents and short-term investments were (pound)12,970,000 compared to (pound)27,507,000 at December 31, 2003 and (pound)19,217,000 at December 31, 2002. Through December 31, 2004, we had invested (pound)11,936,000 in property, plant and equipment. We expect to incur substantial additional costs in the future, relating primarily to our research and development activities and staffing.

     In our opinion, our working capital is not sufficient for us to maintain our current level of activities for at least one year from the date of this filing. The Directors have a reasonable expectation that the Group can secure additional cash resources during 2005. However, there can be no assurance that adequate funds will be available from any source. See Item 3 - "Key Information
- Risk Factors".

     Our future capital requirements will depend upon the progress of continuing research and development activities, the rate at which operating losses are incurred and up-front license fees and or milestone payments received, the execution of collaborative agreements with potential development or commercial partners, the timing of required regulatory approvals and other factors, many of which are beyond our control. For certain of our products, we may seek to enter into agreements with corporate partners regarding research, development, manufacturing or marketing. There can be no assurance, however, that we will be able to enter into these agreements on acceptable terms, if at all, or that the agreements will satisfy any material portion of our funding requirements. Additional financing will be required for our continuing operations, although there can be no assurance that the funds will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or product candidates that we may otherwise seek to develop or commercialize on our own.

     We have no relationship or arrangement with any unconsolidated entity that is reasonably likely to materially affect liquidity, the availability of capital resources or requirements for capital resources.

     At present we do not have any outstanding indebtedness. The indebtedness relating to the acquired KS Biomedix business was fully repaid in the year prior to the disposal of the manufacturing facility in Canada. Our principal contractual commitments are operating lease payments.

FINANCIAL INSTRUMENTS

          We finance our operations from both income from collaborations and partnerships and from equity capital. The principal risk arising from our financial instruments is interest rate risk on cash and liquid resources.

         The Board has implemented policies for managing this risk. These policies are summarized as follows:

     o We use the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBID (London Inter Bank Bid Rate), and

     o All transactions are governed by our investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors, which has established limits by transaction type and counter party.

CREDIT RISK

     To minimize credit risk, investments can only comprise bank and building society deposits, Eurobonds, certificates of deposit, Sterling commercial paper and U.K. government securities with institutions maintaining a minimum long term credit rating of A2 by Moody's and/or A by Standard and Poor's. No transactions are of a speculative nature.

LIQUIDITY RISK

     Our liquidity policy is to hold specified amounts of funds on deposit with a range of maturity dates so that our planned cash requirements may be met as they fall due.

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

FINANCIAL ASSETS AND LIABILITIES

     All of our provisions, debtors and creditors falling due within one year have been excluded from the disclosures below, excepting the currency disclosure. This is due either to the exclusion of short-term items or because they do not meet the definition of a financial liability.

     We have the following financial assets and liabilities in addition to short-term debtors and creditors:

Current asset investments

     As part of the disposal of certain assets of Xenova Discovery Limited in 1999 we now hold 65,168 shares of $0.001 par value in Cubist Pharmaceuticals Inc. At December 31, 2004 these shares had a book and a market value of (pound)401,000 (2003: (pound)443,000). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

Cash and short-term deposits

     We use a discretionary professional fund manager to invest funds on deposit and in money market instruments. At December 31, 2004 we held cash of (pound)1,570,000 (2003: (pound)12,070,000, 2002: (pound)2,632,000), which earned interest, in line with LIBID, at a weighted average rate of 3.74% (2003: 2.82%, 2002: 3.34%). All cash and short-term deposits have maturity dates within one year of December 31, 2004 and are held with institutions maintaining a minimum long term credit rating of A2 by Moody's and/or A by Standard and Poor's. The majority of floating interest rates obtained are set relative to LIBOR.

Financial liabilities

     We have no financial liabilities other than short-term creditors and the provisions set out below. The short-term creditors are interest free.

     As at  December  31,  2004 we held a  provision  of  (pound)431,000  (2003:
(pound)764,000, 2002: (pound)12,000) in respect of vacant leasehold properties and National Insurance. See Note 18 to Notes to the Financial Statements. These provisions are a financial liability on which no interest is paid because in establishing the provision the cash flows have not been discounted.

     The Group has no significant committed borrowing facilities at December 31, 2004 (2003: (pound)nil, 2002: (pound)nil).

Currency exposures

     Our functional currencies of our U.K. and Canadian operations are Sterling and Canadian Dollars, respectively. We also have monetary assets and liabilities related to these operations which are denominated in other currencies, namely the U.S. Dollar and the Euro. Foreign exchange differences on the translation of these assets and liabilities are recorded in the profit and loss account of the Group companies and the Group.

     The table below shows the extent to which our operations have monetary assets and (liabilities) in currencies other than their local currency.

2004: Non-local currency
denominated assets and                                       Canadian
(liabilities) related to our           U.S. Dollars           Dollars         Euros         Total
operations in:                           (pound)000        (pound)000    (pound)000    (pound)000
-----------------------------------  --------------  ----------------  ------------  ------------


U.K.                                            549                 4            56           609
Canada                                           23                 -             -            23
                                     --------------  ----------------  ------------  ------------
                                                572                 4            56           632
                                     --------------  ----------------  ------------- ------------

2004: Non-local currency
denominated assets and                                       Canadian
(liabilities) related to our           U.S. Dollars           Dollars         Euros         Total
operations in:                           (pound)000        (pound)000    (pound)000    (pound)000
-----------------------------------  --------------  ----------------  ------------  ------------

U.K.                                          1,080              (33)            44         1,091
Canada                                         (29)                 -             -          (29)
                                     --------------  ----------------  ------------  ------------
                                              1,051              (33)            44         1,062
                                     --------------  ----------------  ------------  ------------

Fair value of financial assets and liabilities

     For all financial instruments the book values and fair values as at both December 31, 2004 and December 31, 2003 were not materially different.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     For a discussion of our research and development policies see Item 4.B. - "Information on the Company - Business Overview - Business Strategy and Organization" and Note 1 to Notes to the Financial Statements." Our research and development costs for the years 2004, 2003 and 2002 were (pound)14,280,000, (pound)14,450,000 and (pound)17,657,000 respectively. These amounts include research and development costs of (pound)628,000, (pound)3,157,000 and (pound)nil which were reimbursed in 2004, 2003 and 2002 respectively under the terms of the Millennium agreement. Research and development costs for 2003 have been adjusted, as discussed on page 38, to reflect the revised profit and loss account presentation.

     Details of our current  Patents and Licenses can also be found in Item 4.B.
- "Information on the Company - Business Overview - Patents, Trade Secrets and Licenses" of this Annual Report.

D.   TREND INFORMATION

     The nature of our business means that results of operations have fluctuated on a quarterly and annual basis, partly as a result of acquisitions and partly due to the timing of revenues from collaborations. Therefore, period -to -period comparisons are not meaningful at this stage of the Group's development. The Directors believe that the Group will continue to experience fluctuations in its results in the near to medium term, and we expect to continue to incur losses for the foreseeable future, due primarily to the absence of product sales revenues and ongoing costs relating to our research and development programs, pre-clinical studies, clinical trials and laboratory facilities.

     See Item 3.D. - "Key Information - Risk Factors" which contains information regarding trends, uncertainties, demands, commitments or events that are reasonably likely to have a material affect on our revenues, income from continuing operations, liquidity or capital resources and that could cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     The Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors in our shares.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our future minimum non-cancelable contractual obligations at December 31, 2004 are set forth below:

                                                     PAYMENTS DUE BY YEAR
                                  ------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                 TOTAL      LESS THAN   1-3 YEARS    3-5 YEARS    MORE THAN 5
                                                    ONE YEAR                                   YEARS
                                   (POUND)000      (POUND)000  (POUND)000   (POUND)000    (POUND)000
--------------------------------- ------------ -------------- ----------- ------------ --------------
Secured loans                               -              -           -            -              -
Finance lease obligations                   -              -           -            -              -
Operating lease obligations            19,836          1,504       2,814        2,497         13,022
                                  ------------ -------------- ----------- ------------ --------------
Total                                  19,836          1,504       2,814        2,497         13,022
                                  ------------ -------------- ----------- ------------ --------------

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth information about our Board of Directors as of May 23, 2005:

NAME                               AGE      POSITION WITHIN THE                DIRECTOR        TIME TO
                                            COMPANY                               SINCE    RE-ELECTION
                                                                                              (MONTHS)
---------------------------------- -------- ------------------------------ ------------ --------------
John B.H. Jackson (1)(3)           75       Non-executive Chairman                 1990            0*
David A. Oxlade (3)                56       Chief Executive Officer                1997            24
Daniel Abrams                      49       Chief Financial Officer                1997            24
John F. Waterfall                  57       Development Director                   1999            0*
T. Ronald Irwin (1)(2)(4)          69       Non-executive Director                 1996            12
Peter L. Gillett (2)               63       Non-executive Director                 2000            12
Adrian L. Harris (1)               54       Non-executive Director                 1996            0*
John L. Rennocks (3)               59       Non-executive Director                 2003            24
Michael D. Young (2)               65       Non-executive Director                 2003            24


      * To be proposed for re-election by the shareholders at the next annual shareholders' meeting

     (1)  Member of the Remuneration Committee (all non-executive Directors)

     (2)  Member of the Audit Committee (all non-executive Directors)

     (3)  Member of the Nominations Committee

     (4) Seconded to the Nominations Committee for the process of identifying a new Chairman of the Board

     There are no arrangements or understandings with major shareholders or others pursuant to which any Director or member of senior management is selected.

     JOHN B.H. JACKSON, age 75, has served as our non-executive Chairman since February 1990. Mr. Jackson has over 40 years association with the pharmaceutical and specialty chemicals industries. He is currently Chairman of Oxford Technology Venture Capital Trust plc and is a Director of a number of other companies. Additionally, he is also non-solicitor Chairman of Mishcon de Reya.

     DAVID A. OXLADE, age 56, joined us as a member of our Board of Directors in April 1997 and was appointed Chief Executive in March 1998. Prior to joining us, Mr. Oxlade was President of the Syva Division of Behring Diagnostics, Inc. in San Jose, California. Previously he held positions in Imperial Chemicals Industries plc, Diagnostics Division and Boehringer-Mannheim GmbH.

     DANIEL ABRAMS F.C.A., M.A. (HONS), age 49, joined us as Chief Financial Officer in October 1997. He was previously Vice President Finance and Chief Financial Officer, Asia and Africa Division, of Pepsi Co., prior to which he held various senior finance and strategy positions at Diageo plc. He is also a Board member of the BioIndustry Association in the U.K.

     JOHN F. WATERFALL, PH.D., age 57, joined us in May 1999 as Research and Development Director. He was previously Divisional Vice President, Global Project Management, for Hoffmann-La Roche Inc., New Jersey, U.S. From 1985-92, Dr. Waterfall led the cardiovascular and bronchopulmonary research group at Roche (U.K.) prior to which he was head of cardiovascular and autonomic pharmacology at Wyeth Laboratories. He has published over 70 papers in peer reviewed journals. Dr. Waterfall completed his Ph.D. in Chemical Carcinogenesis at the Institute of Cancer Research, U.K.

     T. RONALD IRWIN, F.R.PHARM.S., PH.C., age 69, is our Senior Independent non-executive Director, Chairman of the Remuneration Committee and a member of our Audit Committee. Additionally he was seconded to the Nominations Committee to take the place of John Jackson for the purpose of finding a new Chairman. He was Commercial Director at British Biotech plc from 1993 until his retirement in 1996. Prior to this, he was Chairman and Managing Director of Marion Merrell Dow in the U.K. Mr. Irwin is also a Director of CeNeS Pharmaceuticals plc and Pharmovision Ltd. He has been a non-executive member of our Board since October 1996.

     PETER GILLETT, F.C.A., age 63, joined us as a non-executive Director in January 2000. He was, until mid-2000, a partner in Ernst & Young, the audit and professional services firm. Mr. Gillett chairs our Audit Committee.

     PROFESSOR ADRIAN L. HARRIS, M.B., CH.B., M.R.C.P., D.PHIL., F.R.C. P., age 54, joined as a non-executive Director in October 1996. Professor Harris has been Director of Cancer Research U.K. (previously ICRF) Molecular Oncology Laboratories in Oxford, U.K., since 1988. He is also Director of the Cancer Research U.K. Medical Oncology Unit and practices as a Medical Oncologist at two major hospitals in Oxford, U.K. Previously, he was Professor of Clinical Oncology at the University of Newcastle, U.K. Professor Harris has published over 500 scientific papers and reviews. Professor Harris joined our Scientific Advisory Board in May 1999 and also serves as a member of our Remuneration Committee.

     JOHN L. RENNOCKS, age 59, joined us as a non-executive Director following the acquisition of KS Biomedix. Before being appointed non-executive Chairman of KS Biomedix in May 2001, he was Executive Director - Finance at Corus Group plc until his retirement in 2001. Mr. Rennocks also held senior financial positions at British Steel, Powergen plc and Smith & Nephew plc. He held a non-executive Board role for Biocompatibles International plc between 1995 and 2000. He was a non-executive Director of Inmarsat Ventures Limited but retired from the Board on its sale to Private Equity Investors in December 2003. He is Chairman of Nestor Healthcare Group plc and Diploma plc and a non-executive Director of Foreign and Colonial Investment Trust plc and several other companies.

     MICHAEL D. YOUNG B.SC., M.B., B.CH., PH.D., M.B.A., age 65, joined as a non-executive Director for Xenova following the acquisition of KS Biomedix. Prior to his appointment to the Board of KS Biomedix in July 2002, he served on the Board of Medeva plc as development Director/Chief Scientific Officer for six years until 2001. Before joining Medeva, Dr. Young held a variety of senior management roles with Proctor & Gamble, SmithKline French and Astra Pharmaceuticals. He is also CEO of his healthcare consulting company and a non executive Director of SuperGen Inc., Dublin California.

Senior Management

     Our Senior Management consists of our Chief Executive Officer, Chief Financial Officer and our Development Director each of whom is an executive Director.

Other Key Personnel

     Certain information regarding key scientific and other personnel is set forth below:

NAME                               AGE      POSITION WITHIN THE COMPANY     MEMBER OF SMT(3)     DATE OF
                                                                                                 JOINING
---------------------------------- -------- ------------------------------- --------------- -------------
Dr. Rachel Adams                   42       Director of Development                    Yes          2004
                                            Operations and Regulatory
                                            Affairs
Alan W. Garmonsway                 51       Director of Human Resources                Yes          1991
Dr. Mike D. Johnston(1)            59       Director of Manufacturing and              Yes          2001
                                            Process Development

Dr. Simon Long(2)                  42       Director of Clinical                       Yes          2003
                                            Development
Dr. Elizabeth Rollinson(1)         53       Commercial Director                        Yes          2001
Dr. Campbell Bunce(1)              34       Project Leader                              No          2001
Dr. Nicolette Ebsworth(2)          47       Project Leader                              No          2003
Alan Olby(2)                       34       Financial Controller                        No          2003
Dr. Patrick M. Rossi(2)            54       Medical Director, North                     No          2003
                                            America

Veronica Cefis Sellar              35       Head of Corporate                           No          2004
                                            Communications
Terry C. Stancliffe(1)             57       Director of Intellectual                    No          2001
                                            Property


(1) Joined Xenova following the acquisition and integration of Cantab.
(2) Joined Xenova following the acquisition and integration of KS Biomedix.
(3) The SMT (Senior Management Team) consists of the more senior members of staff who meet with the Chief Executive Officer, Chief Financial Officer and Development Director at least monthly to review progress against objectives, help determine product development strategy, ensure appropriate adherence to our policies and procedures and review financial performance against budget and our evolving cash requirements as well as other matters usual to the conduct of a business such as ours.

     RACHEL ADAMS PH.D., age 42, Director of Development Operations and Regulatory Affairs, joined us in December 2004. Previously she was Head of Regulatory Affairs at Antisoma plc and has worked in Regulatory Affairs for Genzyme (U.S. and U.K.) and Sandoz Pharmaceuticals. She is currently a member of the BIA Regulatory Affairs Committee. Dr. Adams completed her Ph.D. in Microbial Biochemistry at the University of Wales, Cardiff. Dr Adams is a member of our Senior Management Team.

     NICOLETTE EBSWORTH PH.D., age 47, is Project Leader in charge of TA-CD and XR303. Prior to Xenova, Dr. Ebsworth worked at KS Biomedix for nine years initially building and running the research team, and later participating in development operations. Dr. Ebsworth also has experience in managing contract manufacture through third parties.

     ALAN W. GARMONSWAY, B.SC., F.C.I.P.D., age 51, Director of Human Resources, joined us in 1991. Prior to this, he was Human Resources Manager, Great Britain, for Pitman Moore Europe and has also held a number of human resources management and scientific research positions at Glaxo Group Research. Mr. Garmonsway is a member of our Senior Management Team.

     MIKE D. JOHNSTON, PH.D., age 59, Director of Manufacturing and Process Development, joined us in 2001 following the acquisition of Cantab. He joined Cantab in 1995 from the Wellcome Research Laboratories at Beckenham, U.K. where he was Head of the Biotechnology Development Laboratories. Dr. Johnston had worked for 20 years at Wellcome developing, scaling up and securing regulatory approval for biotechnology processes and products. Dr. Johnston is a member of our Senior Management Team.

     SIMON LONG, M.B., CH.B., M.F.P.M., M.R.C.P. (U.K.), age 42, is Director of Clinical Development and joined us in September 2003 following the acquisition of KS Biomedix. Dr. Long was previously Director of Clinical Development at KS Biomedix with responsibility for clinical programs in the oncology therapeutic area. Prior to this, he was Medical Director at Chugai Pharma Europe and Chugai Pharma U.K. Dr. Long qualified in Medicine from the University of Leeds, U.K., and trained in general medicine, hematological oncology and bone marrow transplantation. Dr. Long is a member of our Senior Management Team.

     ELIZABETH ROLLINSON PH.D., age 53, Commercial Director, joined us in 2001 after the acquisition of Cantab. She joined Cantab in 1993 after seven years as a manager of Biologics Research and Development at Pitman Moore Europe Limited. Dr. Rollinson has been instrumental in establishing a number of high value partnerships with major pharmaceutical companies, including Pfizer, Glaxo Wellcome, Invitrogen and Genencor, and has developed the brand Xenova BioManufacturing. She is a registered Qualified Person, Managing Director of Phogen and non-executive Director of Discerna. Dr. Rollinson is a member of our Senior Management Team.

     CAMPBELL BUNCE PH.D., age 34, is Project Leader in charge of TA-NIC and the OX40/OX40L programs and joined us in 2001 following the acquisition on Cantab. Prior to Xenova, Dr. Bunce was a member of the New Projects Team at Cantab where he was responsible for the identifications and incorporation of novel immuno-therapeutics into the R&D pipeline. Dr. Bunce obtained his undergraduate degree in Immunology from the University of Glasgow, Scotland, and completed his Ph.D. in Immunology at the University of Manchester, U.K. He has also been a member of the British Society of Immunology for 13 years.

     PATRICK M. ROSSI MD, age 54, Medical Director, North America, joined us in 2003 following the acquisition of KS Biomedix. Previously Dr Rossi was Medical Director of INTELLIgene Expressions and then KS Biomedix responsible for clinical programs. Prior to this, he was Medical Monitor with Nycomed/Amersham. Dr. Rossi has been working on the TransMID(TM) program since 1993. Dr Rossi has published over 15 articles in peer reviewed papers.

     ALAN OLBY, A.C.A. B.A. (HONS), age 34, Financial Controller, joined us in September 2003 following the acquisition of KS Biomedix where he was also Financial Controller. Prior to this he was a manager in the corporate finance department at Deloitte & Touche assisting mainly smaller listed company clients with fund raising, acquisitions and other corporate transactions.

     VERONICA CEFIS SELLAR, B.SC. (HONS), M.B.A., age 35, is Head of Corporate Communications and joined us in January 2004. Prior to this, she was an Assistant Vice President of Noonan Russo Ltd for three years, a communications agency specialized in biotechnology. Before entering into communications, Ms. Sellar spent seven years working in European Equity Sales for leading international investment banks including Credit Suisse First Boston, Barclays de Zoete Wedd and Paribas.

     TERRY C. STANCLIFFE, PH.D., age 57, is Director of Intellectual Property and is a European and U.K. patent attorney, joined us in 2001 after the acquisition of Cantab. Prior to joining Cantab in 1994, Terry was in patent practice both in industry and in private practice for over 20 years, including 13 years representing patent cases of Unilever plc in diverse technologies including immunodiagnostics.

B.   COMPENSATION

     Details of the total amount of compensation of each of our Directors, which include Senior Management, for the year-ended December 31, 2004, are summarized below:


                            FEES     SALARY       BONUS    BENEFITS        2004         2003        2004         2003
                      (POUND)000 (POUND)000  (POUND)000  (POUND)000       TOTAL        TOTAL     PENSION      PENSION
                                                                     (POUND)000   (POUND)000  (POUND)000   (POUND)000

EXECUTIVE DIRECTORS

D.A. Oxlade (a)(b)             -        237          72          25         334          324          53           56
D. Abrams (b)                  -        160          48          17         225          220          26           25
J.F. Waterfall (b)(c)          -        160          44          17         221          219          26           25

NON-EXECUTIVE DIRECTORS

J.B.H. Jackson                50          -           -           -          50           45           -            -
P.L. Gillett                  25          -           -           -          25           19           -            -
T.R. Irwin (d)                23          -           -           -          23           18           -            -
A.L. Harris                   18          -           -           -          18           16           -            -
J.L. Rennocks                 18          -           -           -          18            5           -            -
M.D. Young                    18          -           -           -          18            5           -            -
---------------------------------------------------------------------------------------------------------------------
TOTAL                        152        557         164          59         932          871         105          106
---------------------------------------------------------------------------------------------------------------------

(a)  Highest paid Director in 2004

(b) The performance-related pay element of total remuneration packages is in the order of 20%

(c)  Dr. Waterfall's bonus of (pound)44,800 was commuted to his pension fund

(d) In addition to his non-executive Director fee, Mr. Irwin was also paid (pound)4,800 by us for consultancy services in 2004 (not included in the table above)

     All pension amounts are paid as they fall due in the year therefore none are set aside or accrued by us or our subsidiaries.

     For a detailed description of our various share option plans, the number of ordinary shares and options held by executive and non-executive Directors, and a description of our Deferred Share Bonus Plan, see Item 6.E. -"Directors, Senior Management and Employees - Share Ownership" below.

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

     Mr. D.A. Oxlade, Mr. D. Abrams and Mr. J.B.H. Jackson were re-elected, Mr. J.L. Rennocks and Mr. M.D. Young were elected at our Annual General Meeting held on May 25, 2004. The business address of each of our Directors is c/o Xenova Group plc, 957 Buckingham Avenue, Slough SL1 4NL, Berkshire, England. Our Articles of Association do not require an individual to own Ordinary Shares to qualify for election to the Board.

     The Articles of Association provide that each of the Directors shall be remunerated for services at a rate determined by the Board from time to time provided that the aggregate of all Directors' fees shall not exceed (pound)200,000. All of our executive DireCTORs have service contracts. Non-executive Directors do not have service contracts.

     On April 14, 1997, we entered into a service contract with David Oxlade, our Chief Executive Officer, which was subsequently amended on July 31, 1998. The contract will continue until terminated by either party giving not less than 104 weeks prior notice of termination and provides for an annual base salary of (pound)237,000 and a bonus of up to 40% of base salary. Mr. Oxlade's base salaRY Is reviewed annually by the Board. If Mr. Oxlade's service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his then annual base salary, together with the monetary value of his insurance, car and pension benefits, for two years.

     On October 1, 1997, we entered into a service contract with Daniel Abrams, our Group Chief Finance Officer. The contract will continue until terminated by either party giving not less than 52 weeks prior notice of termination and provides for an annual base salary of (pound)160,000 and a bonus of up to 40% of base salary. Mr. Abrams' base salary is reviewed annually by the Board. If Mr. Abrams' service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his then annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

     On May 24, 1999, we entered into a service contract with Dr. John Waterfall, our Development Director. The contract will continue until terminated by either party giving not less than 52 weeks prior notice of termination and provides for an annual base salary of (pound)160,000 and a bonus of up to 40% of base salary. Dr. Waterfall's base salary is reviewed annually by our Board. If Dr. Waterfall's service contract is terminated within one year of a change in control of Xenova or other significant change in the operational structure of our business, he will be entitled to receive a payment equal to his annual base salary, together with the monetary value of his insurance, car and pension benefits, for one year.

     Our audit committee met six times in 2004 and currently consists of three non-executive Directors: Mr. P.L. Gillett, Mr. T. R. Irwin and Dr. M.D. Young who joined in November 2004. Our audit committee assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The audit committee reviews the findings of the external auditors and reviews key accounting policies and judgments. See Item 16.C. - "Principal Accountant Fees and Services" for information on fees paid to the auditors in the year.

     The audit committee reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. It is also responsible for our policy on the engagement of external auditors to supply non-audit services. All non-audit services provided by external auditors are approved by the audit committee in order to maintain independence. Finally, the audit committee has established, and oversees, procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

     Our remuneration committee consisted throughout 2004 of three non-executive Directors, Mr. T.R. Irwin as Chairman, Mr. J.B.H. Jackson and Mr. A.L. Harris. The remuneration committee met twice during 2004. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive Directors and senior employees, having regard to performance. In setting the remuneration policy our remuneration committee considers a number of factors including:

     o the basic salaries and benefits available to executive Directors of comparable companies

     o    the need to attract and retain Directors of an appropriate caliber

     o the need to ensure executive Directors' commitment to our continued success by means of incentive schemes

D.   EMPLOYEES

     We had 75 full-time employees as at December 31, 2004 (112 as at December 31, 2003, 148 as at December 31, 2002), of whom 15 hold Ph.D. or M.D. degrees. 26 employees worked in the administrative area and 49 employees worked in the development and biologics manufacturing area. We employ additional temporary staff members as needed; however as at December 31, 2004, and at the time of filing, there was not a significant number of temporary staff. We consider our relations with our employees to be good and we are nationally recognized in the U.K. as an "Investor in People."

     Alongside  our  employees,   we  also  contract-in  persons  with  relevant
technical areas, as and when required, on a consultancy basis. This is undertaken particularly during the pre-clinical and clinical development phases. Individuals engaged on this basis form a project team coordinated by one of our project leaders. By adopting this approach, we are able to reduce our fixed cost overheads and maintain greater flexibility. We have entered into confidentiality agreements with all our employees and consultants as well as with members of our Scientific Advisory Board.

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

     At May 23, 2005, 73 employees were based in the U.K. and 2 in the U.S.

E.   SHARE OWNERSHIP

     The share ownership of our Directors as of May 23, 2005 was as set forth in the table below. Each Director owned less than 1% of the outstanding ordinary shares of the Company.

                                                Ordinary Shares

          EXECUTIVE DIRECTORS:

          D.A. Oxlade                                   348,975
          D. Abrams                                     204,040
          J.F. Waterfall                                 59,653

          NON-EXECUTIVE DIRECTORS:

          J.B.H. Jackson                                286,726
          P.L. Gillett                                   21,974
          A.L. Harris                                    19,539
          T.R. Irwin                                     44,140
          J.L. Rennocks                                 219,183
          M.D. Young                                          -

          ALL DIRECTORS                               1,204,230


     Directors, including Senior Management owned 0.3% of the outstanding share capital as at May 23, 2005.

     As part of the capital increase in December 2003 the following Directors acquired Warrants, exercisable at 12.5p per Warrant and convertible to ordinary 1p shares between July 1, 2004 and December 31, 2008.

               DIRECTOR                                              WARRANTS
               --------------------------------------------------------------
               J.B.H. Jackson                                          37,378
               D.A. Oxlade                                             25,623
               D. Abrams                                               18,828
               J.F. Waterfall                                           2,373
               T.R. Irwin                                               5,757
               A.L. Harris                                              2,547
               P.L. Gillett                                             2,865
               J.L. Rennocks                                           15,999

OPTIONS HELD BY SENIOR MANAGEMENT

         The number of options held as of May 23, 2005 by Senior Management was as follows:

-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               CATEGORY       AT JAN 1,     GRANTED/       AT DEC  GRANTED     AT MAY 23,  EXERCISE         EARLIEST         LATEST
               OF                  2004     (LAPSED)     31, 2004  SINCE             2005      PRICE   EXERCISE DATE  EXERCISE DATE
               OPTION                    IN THE YEAR               DEC  31,
                                                                   2004
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
D. Oxlade      (b)                8,875                     8,875                   8,875 (pound)3.38   June 23, 2000  June 22, 2007
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               35,562                    35,562                  35,562 (pound)3.38   June 23, 2000  June 22, 2007
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,000                    40,000                  40,000 (pound)2.08    Mar 13, 2001   Mar 12, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              120,000                   120,000                 120,000 (pound)0.32    Dec 15, 2001   Dec 14, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               50,000                    50,000                  50,000 (pound)0.88    Aug 17, 2002   Aug 16, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               50,000                    50,000                  50,000 (pound)0.87    Dec 20, 2002   Dec 19, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               60,000     (60,000)            0                       0 (pound)1.11    Dec 18, 2003   Dec 17, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               70,000                    70,000                  70,000 (pound)0.77   July 13, 2005  July 12, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)              153,000    (153,000)            0                       0 (pound)0.48    Aug 16, 2004   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              102,000                   102,000                 102,000  pound)0.48    Aug 16, 2006   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)              213,432    (213,432)            0                       0 (pound)0.10    Oct 18, 2004   Oct 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)              112,500    (112,500)            0                       0 (pound)0.41    Dec 18, 2004   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               37,500                    37,500                  37,500 (pound)0.41    Dec 18, 2006   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (d)               15,589                    15,589                  15,589 (pound)0.49    June 1, 2005   Nov 30, 2005
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               45,000                    45,000                  45,000 (pound)0.38   Sept 12, 2005  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               15,000                    15,000                  15,000 (pound)0.38   Sept 12, 2007  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (c)              155,663                   155,663                 155,663 (pound)0.10    Oct 28, 2005   Oct 27, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              375,000                   375,000                 375,000 (pound)0.31     Dec 6, 2005    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              125,000                   125,000                 125,000 (pound)0.31     Dec 6, 2007    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              450,000                   450,000                 450,000 (pound)0.11     Dec 5, 2006    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              150,000                   150,000                 150,000 (pound)0.11     Dec 5, 2008    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)            1,260,000                 1,260,000               1,260,000 (pound)0.01    Dec 23, 2006   Dec 22, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)                           945,000      945,000                 945,000 (pound)0.01     Mar 4, 2007    Mar 3, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           987,500      987,500                 987,500 (pound)0.09    Aug 13, 2007   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           329,175      329,175                 329,175 (pound)0.09    Aug 13, 2009   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                         1,200,000    1,200,000               1,200,000 (pound)0.06     Dec 6, 2007    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           300,000      300,000                 300,000 (pound)0.06     Dec 6, 2009    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)                           131,597      131,597                 131,597(pound)0.072     Nov 1, 2007   Apr 30, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------





-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               CATEGORY       AT JAN 1,     GRANTED/       AT DEC  GRANTED     AT MAY 23,  EXERCISE         EARLIEST         LATEST
               OF                  2004     (LAPSED)     31, 2004  SINCE             2005      PRICE   EXERCISE DATE  EXERCISE DATE
               OPTION                    IN THE YEAR               DEC  31,
                                                                   2004
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
D. Abrams      (a)               52,788                    52,788                  52,788 (pound)2.08    Mar 13, 2001   Mar 12, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (b)               14,423                    14,423                  14,423 (pound)2.08    Mar 13, 2001   Mar 12, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,000                    40,000                  40,000 (pound)0.32    Dec 15, 2001   Dec 14, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,000                    40,000                  40,000 (pound)0.32    Dec 15, 2003   Dec 14, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               25,000                    25,000                  25,000 (pound)0.88    Aug 17, 2002   Aug 16, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,000                    40,000                  40,000 (pound)0.87    Dec 20, 2002   Dec 19, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               30,000     (30,000)            0                       0 (pound)1.11    Dec 18, 2003   Dec 17, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,000                    40,000                  40,000 (pound)0.77   July 13, 2005  July 12, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               61,200     (61,200)            0                       0 (pound)0.48    Aug 16, 2004   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,800                    40,800                  40,800 (pound)0.48    Aug 16, 2006   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               52,500     (52,500)            0                       0 (pound)0.41    Dec 18, 2004   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               17,500                    17,500                  17,500 (pound)0.41    Dec 18, 2006   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)              106,716    (106,716)            0                       0 (pound)0.10    Oct 18, 2004   Oct 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               22,500                    22,500                  22,500 (pound)0.38   Sept 12, 2005  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                7,500                     7,500                   7,500 (pound)0.38   Sept 12, 2007  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (c)              107,664                   107,664                 107,664 (pound)0.10    Oct 28, 2005   Oct 27, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              187,500                   187,500                 187,500 (pound)0.31     Dec 6, 2005    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               67,500                    67,500                  67,500 (pound)0.31     Dec 6, 2007    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              375,000                   375,000                 375,000 (pound)0.11     Dec 5, 2006    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              125,000                   125,000                 125,000 (pound)0.11     Dec 5, 2008    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)              630,000                   630,000                 630,000 (pound)0.01    Dec 23, 2006   Dec 22, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)                           472,500      472,500                 472,500 (pound)0.01     Mar 4, 2007    Mar 3, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           687,500      687,500                 687,500 (pound)0.09    Aug 13, 2007   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           229,175      229,175                 229,175 (pound)0.09    Aug 13, 2009   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           800,000      800,000                 800,000 (pound)0.06     Dec 6, 2007    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           200,000      200,000                 200,000 (pound)0.06     Dec 6, 2009    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------


-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               CATEGORY       AT JAN 1,     GRANTED/       AT DEC  GRANTED     AT MAY 23,  EXERCISE         EARLIEST         LATEST
               OF                  2004     (LAPSED)     31, 2004  SINCE             2005      PRICE   EXERCISE DATE  EXERCISE DATE
               OPTION                    IN THE YEAR               DEC  31,
                                                                   2004
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
J. Waterfall   (a)               74,360                    74,360                  74,360 (pound)1.17    May 27, 2002   May 26  2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (b)               25,640                    25,640                  25,640 (pound)1.17    May 27, 2002   May 26, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               20,000                    20,000                  20,000 (pound)0.87    Dec 20, 2002   Dec 19, 2009
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               30,000     (30,000)            0                       0 (pound)1.11    Dec 18, 2003   Dec 17, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               50,000                    50,000                  50,000 (pound)0.77   July 13, 2005  July 12, 2010
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               61,200     (61,200)            0                       0 (pound)0.48    Aug 16, 2004   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               40,800                    40,800                  40,800 (pound)0.48    Aug 16, 2006   Aug 15, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)               52,500     (52,500)            0                       0 (pound)0.41    Dec 18, 2004   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               17,500                    17,500                  17,500 (pound)0.41    Dec 18, 2006   Dec 17, 2011
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               22,500                    22,500                  22,500 (pound)0.38   Sept 12, 2005  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                7,500                     7,500                   7,500 (pound)0.38   Sept 12, 2007  Sept 11, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (c)               27,339                    27,339                  27,339 (pound)0.10    Oct 28, 2005   Oct 27, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              187,500                   187,500                 187,500 (pound)0.31     Dec 6, 2005    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)               67,500                    67,500                  67,500 (pound)0.31     Dec 6, 2007    Dec 5, 2012
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              300,000                   300,000                 300,000 (pound)0.11     Dec 5, 2006    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)              100,000                   100,000                 100,000 (pound)0.11     Dec 5, 2008    Dec 4, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (e)              315,000                   315,000                 315,000 (pound)0.01    Dec 23, 2006   Dec 22, 2013
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           687,500      687,500                 687,500 (pound)0.09    Aug 13, 2007   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           229,175      229,175                 229,175 (pound)0.09    Aug 13, 2009   Aug 12, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           800,000      800,000                 800,000 (pound)0.06     Dec 6, 2007    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (a)                           200,000      200,000                 200,000 (pound)0.06     Dec 6, 2009    Dec 5, 2014
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------
               (f)                            52,638       52,638                  52,638(pound)0.072     Nov 1, 2007   Apr 30, 2008
-------------- ------------ ------------ ------------ ------------ ---------- ------------ ---------- --------------- --------------


(a)  1996 Share Option Scheme (approved)

(b)  1996 Share Option Scheme (non-approvable parts)

(c)  Deferred Share Bonus Plan

(d)  1996 Save As You Earn Scheme 2002 offer

(e)  1996 Save As You Earn Scheme 2004 Offer

(f)  Lapsed options

Options granted in 2004 were issued under the 1996 scheme as three-year or five-year vesting options.

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

EMPLOYEE INCENTIVE PLANS

     We have five employee incentive plans:

     (i)  The Xenova Limited 1988 Share Option Plan (the 1988 Plan)

     (ii) The Xenova Group 1992 Share Option Scheme (the l992 Plan)

     (iii) The Xenova Group 1996 Plan (the 1996 Plan)

     (iv) The Xenova Group Savings Related Plan (the Savings Related Plan)

     (v)  The Deferred Share Bonus Plan

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

     Options granted under the 1988 Plan and 1992 Plan entitled participants to subscribe for our Ordinary Shares at an exercise price which is not less than the market value of an Ordinary Share at the date of grant as determined by the Board. Options are non-transferable, except in the case of the death of a participant, in which case a personal representative was entitled (subject to certain prohibitions) to exercise such options within 12 months from the date of the participant's death. Options granted under the 1988 Plan and 1992 Plan are normally exercisable between three years and ten years after the date of grant. Options expire on the termination of the employment of the participant other than by reason of death, injury, disability, redundancy, retirement at or after age 60, or in other circumstances at the discretion of the Board.

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

     o    The No. 1 Plan

     This sub-plan is approved by the U.K. Inland Revenue under Schedule 9 to the Taxes Act.

     o    The No. 2 Plan

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

     o    The No. 3 Plan

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

     The maximum number of new Ordinary Shares over which an individual participant may be granted an option to subscribe on any date will be subject to the following limits:

     o in the No. 1 plan the maximum number may not exceed the limit specified in the Taxes Act (currently (pound)30,000) or the limit applicable under the No. 1 plan if lower;

     o in the No. 2 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous ten years under the plan, will be limited so that the aggregate cost of exercise does not exceed four times a participant's annual pay;

     o in the No.3 plan the maximum number, when added to those shares in respect of which a participant has been granted options to subscribe in the previous five years under the plan, will be limited to eight times a participant's annual pay of which any options in excess of the four times annual pay must be granted by way of super options. Super options are options where the performance target is significantly more demanding than for other options.

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

     Whenever the Savings Related Plan is operated, each eligible employee will be given the opportunity to apply for an option to acquire (either by purchase or by subscription) Ordinary Shares, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the save as you earn contract (the SAYE contract) to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by a employee under all SAYE contracts may not exceed that from time to time allowed by the Taxes Act, currently (pound)250.

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

     In normal circumstances an option may only be exercised while the participant remains employed by us and then only during the period of six months starting with the date on which the bonus under the related SAYE contract is first payable, that is the third anniversary of the start of the SAYE contract. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of a change in control, a reorganization or an amalgamation of us. The terms of options may be adjusted in the event of certain changes in our capital.

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

     As of December 31, 2004 options to acquire a total of 24,935,024 Ordinary Shares were outstanding under our share option plans. These options have exercise prices ranging from (pound)0.01 to (pound)3.38 per share and exercise periods, which expire between August 2005 and December 2014. Options to acquire a total of 14,539,193 Ordinary Shares are held by our Directors and Officers. See "Options Held by Our Officers and Directors" above.

DEFERRED SHARE BONUS PLAN

     At the Annual General Meeting in 1999, our Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares (qualifying shares) with their annual bonus against which we may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance, which determines what proportion of the award shall be exercisable. At the Annual General Meeting in 2003, amendments to the Deferred Share Bonus Plan were approved whereby performance conditions will also include the achievement of key company objectives and predetermined numbers of award shares are granted depending on the level of purchase of qualifying shares and the ability of the executive to influence the future success of the business.

     As of December 31 2004, award shares to acquire a total of 4,889,267 Ordinary Shares were outstanding under the deferred share bonus plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     To our knowledge, the following persons owned 3% or more of our outstanding Ordinary Shares at May 23, 2005.

   SHAREHOLDER                      SHAREHOLDING,        %     SHAREHOLDING        %     SHAREHOLDING        %
                                      MAY 23 2005              JUNE 1, 2004              JUNE 1, 2003
   ----------------------------- ----------------- -------- ---------------- -------- ---------------- --------
   Kim Tan & Family                    24,950,855     5.78       24,950,855     5.78        24,950,855     5.78
   F&C Asset Management                23,544,562     5.46       31,385,987     7.27           734,867     1.42
   Barclays Stockbrokers               14,336,730     3.32       11,492,890     2.66         3,061,981     1.75
   GAM                                 13,000,000     3.01                0        0                 0        0


     The foregoing shareholders have identical voting rights as holders of Ordinary Shares.

     A total of 431,547,821 Xenova Ordinary Shares were outstanding as of, May 23 2005, of which 35,939,523 Ordinary Shares, or 8.32%, were held of record by 15 holders in the United States, exclusive of The Bank of New York, acting as depositary in respect of Xenova's ADRs. The Bank of New York, acting as depositary in respect of ADRs representing Ordinary Shares, holds 157,388,240 Ordinary Shares as record owner, representing 36.47% of our issued share capital.

     Xenova is not owned or controlled by another corporation, foreign government or any other natural person. Xenova does not know of any arrangements, which may, at a subsequent date, result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS

     For information with respect to employment arrangements between us and our executive and non-executive Directors, see Item 6.C. - "Directors, Senior Management and Employees, Board Practices."

     Phogen Limited is a related party as Xenova Research Limited, our wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of (pound)26,000 (2003: (pound)92,000; 2002: (pound)185,000) to Phogen Limited. The amount outstanding due to us at December 31, 2004 was (pound)24,000 (December 31, 2003: (pound)43,000; December 31, 2002: (pound)51,000).

     Discerna Limited is also a related party of the Group as Xenova KS Limited (formerly KS Biomedix Holdings plc), our wholly owned subsidiary, has a 50% interest in the share capital and voting rights of Discerna Limited. In December 2003 the Group paid (pound)109,000 to Discerna, which was the final installment of its investment in the joint venture. There were no transactions with Discerna during the year or outstanding balances due to or from Discerna at December 31, 2004 or December 31, 2003.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 17. - "Financial Statements" and pages F-1 through F-30.

LEGAL PROCEEDINGS

     Except for the matters detailed below, there are no and have not been any legal or arbitration proceedings by or against us, including any such proceedings which are pending or threatened by or against any member of the Xenova Group of which we are aware, which may have or have had in the 12 months preceding the date of this document a significant effect on us.

     a)   Relating to our DISC-PRO  vaccine  candidate,  an opposition  has been filed by Xenova Research Limited against European Patent 0 652 772, granted to Harvard College. The subject of the opposed claims is a non-replicating herpes virus vaccine. The reason for the opposition is that, although we have been advised and believe that the Harvard patent would not cover exploitation of DISC-PRO in Europe, the proprietor or licensee of the patent, if left in undisturbed possession of it, might cause a business nuisance by contending they have rights to such exploitation. Oral proceedings to conclude the opposition have been set by the European Patent Office for October 2005. The Directors believe that the opposition will probably be successful and that the Harvard patent will be revoked.

     b) In May 2000, KS Biomedix was granted a European Patent 0 574 461 ("High Affinity Humanized Monoclonal Antibodies"). Celltech Chiroscience opposed this patent in March 2001. In response to this opposition, KS Biomedix narrowed the scope of its patent claims. The proceedings with Celltech have not yet reached a conclusion. In
          October 2003 the European Patent Office afforded KS Biomedix an opportunity to supplement its response to the opposition. The response of KS Biomedix (as Xenova) was filed in May 2004 submitting a set of amended claims as well as arguments in support of these claims. Oral proceedings to conclude the opposition have been set by the European Patent Office for October 2005. The Directors believe that the amended claims filed in June 2004 will probably be found allowable and the patent will be maintained in amended form.

     c) Relating to our joint venture with the Babraham Bioscience Technologies Ltd, Discerna Limited (Discerna), there is a pending
          European patent opposition against patent EP 0 985 032 held by Discerna. The technology relates to ribosome display technology, useful in the preparation of antibodies. The opponent is Cambridge Antibody Technology (Group plc), and Discerna filed an initial response in April 2005. The Directors believe there are grounds on which the patent can be maintained on the basis of amended claims.

     d) During 2004, we were involved in a U.S. patent interference involving a patent application of ours and a patent of Immuno AG (now part of the Baxter Group). The technology is genetically disabled virus vaccines involving poxvirus. A judgment in our favor was issued by the USPTO Board of Patent Appeals and Interferences in December 2004. Baxter has appealed this decision to the Court of Appeals for the Federal Circuit in the U.S. We are currently considering various options for responding to this appeal. However, the Directors believe that the original decision will probably be upheld and that our U.S. patent will likely go to grant.

The claims described in paragraphs 9A(b) and 9A(c) are patent opposition claims filed against us. Accordingly, the consequence of losing any one of these claims would result in the narrowing or revocation of the relevant patent as opposed to damages being awarded against that party.

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

B.   SIGNIFICANT CHANGES

     Except as disclosed in this Annual Report, no significant change has occurred since December 31, 2004, the date of Xenova's consolidated financial statements included elsewhere in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

PRICE INFORMATION ON THE NNM AND LONDON STOCK EXCHANGE

     Xenova ADRs began trading on the NASDAQ National Market (NM) in July 1994 and our Ordinary Shares began trading on the London Stock Exchange (LSE) in December 1996. The high and low closing market prices for the ADRs and Ordinary Shares as reported by the NNM and LSE for the periods designated below are as follows:

1.   ANNUAL HIGH AND LOW MARKET PRICES:

                                  NASDAQ NM                             LSE
                             HIGH               LOW              HIGH              LOW
----------------- ---------------- ----------------- ----------------- ---------------
2000                       $88.75            $10.68           440.00p           71.50p
2001                       $17.50             $3.78           105.00p           24.00p
2002                       $11.77             $4.55            76.25p           28.75p
2003                        $7.24             $1.58            43.00p            8.75p
2004                        $2.87             $1.16            13.00p            5.88p



2.   QUARTERLY HIGH AND LOW MARKET PRICES:

                                  NASDAQ NM                             LSE
                             HIGH               LOW              HIGH              LOW
----------------- ---------------- ----------------- ----------------- ---------------
2003
1st Quarter                 $7.24             $2.20            43.00p           12.50p
2nd Quarter                 $3.50             $1.58            19.75p            8.75p
3rd Quarter                 $2.47             $1.80            15.25p           10.50p
4th Quarter                 $2.56             $1.74            15.75p            9.00p

2004
1st Quarter                 $2.87             $1.85            13.00p           10.00p
2nd Quarter                 $2.62             $1.53            12.50p            8.25p
3rd Quarter                 $1.96            $1.599            10.38p            8.63p
4th Quarter                 $1.68             $1.16             9.13p            5.88p

2005
1st Quarter                 $1.71             $0.95             8.00p            5.20p
2nd Quarter                 $0.98             $0.75             4.88p            4.13p
(through May 23)


3.   MONTHLY HIGH AND LOW MARKET PRICES:

                                      NASDAQ NM                             LSE
                                  HIGH               LOW              HIGH              LOW
---------------------- ---------------- ----------------- ----------------- ---------------
November 2004                     $1.55             $1.16             8.00p           5.88p
December 2004                     $1.43             $1.19             6.88p           5.88p
January 2005                      $1.71             $1.23             8.00p           6.25p
February 2005                    $1.471             $1.32             7.43p           7.15p
March 2005                        $1.38             $0.95             7.20p           5.20p
April 2005                        $0.92             $0.75             4.88p           4.13p
May 2005 (through to              $0.98             $0.80             4.88p           4.30p
May 23)


     The Ordinary Shares of Cantab Pharmaceuticals plc were cancelled from their official listing on the LSE with effect from May 5, 2001 following our merger with Cantab. The Ordinary Shares of KS Biomedix Holdings plc were cancelled from their official listing on the LSE with effect from October 15, 2003. There have been no suspensions from trading for Xenova Group plc shares in the past three years. On May 23, 2005, the last reported sale price of Xenova Ordinary Shares was 4.38p per share, and the last reported sale price of Xenova ADRs on May 23, 2005 on the NNM was $0.79.

B.   PLAN OF DISTRIBUTION

     Not applicable

C.   MARKETS

     The principal trading market for our Ordinary Shares is the LSE under the symbol XEN. ADRs representing Ordinary Shares are also quoted on the NNM under the symbol XNVA. Each ADR represents 10 of our Ordinary Shares. In December 1996, our Ordinary Shares were admitted to the Official List of the LSE in connection with the sale by us of 10,520,600 newly issued Ordinary Shares. On October 1, 1998, a further 19,110,450 Ordinary Shares and 555,725 Warrants to purchase Ordinary Shares were admitted to the Official List of the LSE in connection with a public offering in the U.K. On July 5, 1999, a further 2,150,038 shares were admitted to the Official List of the LSE in connection with a placing with institutional shareholders. On April 9, 2001, 69,788,451 Ordinary Shares were admitted to the Official List of the LSE in connection with the merger with Cantab. On January 15, 2003, 1,766,235 Ordinary Shares were admitted to the Official List of the LSE in connection with the buyout of residual ImmuLogic interests. On September 15, 2003, 71,545,305 Ordinary Shares were admitted to the Official List of the LSE in connection with the acquisition of KS Biomedix Holdings Plc. On December 23, 2003, 187,601,690 Ordinary Shares and 56,280,507 Warrants to purchase Ordinary Shares were admitted to the Official List of the LSE in connection with the U.K. Placing, U.S. Private Placement and Open Offer. As of December 31, 2004 we have 431,543,933 Ordinary Shares outstanding.

     At an Extraordinary General Meeting (EGM) on December 22, 2003 we received approval to re-organize our share capital such that each issued existing 10 pence Ordinary Share was sub-divided into 10 New Ordinary Shares of 1 pence each, of which nine such Ordinary Shares were converted and re-designated as nine Deferred Shares of 1 pence each. Each un-issued, but authorized, 10 pence Ordinary Share was subdivided into 10 New Ordinary Shares of 1 pence each. Shareholders also approved a capital reduction which cancelled the Deferred Shares following High Court approval on March 19, 2004. Following the capital reduction, the number of Ordinary Shares in issue remained the same.

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

ARTICLES OF ASSOCIATION

     The following is a summary of certain provisions of our articles of association:

Rights attaching to shares

1. Voting Rights

     Subject to any special terms as to voting, every member present in person at a general meeting has upon a show of hands one vote, and every member present in person or by proxy has upon a poll one vote for every (pound)0.10 of nominal share capital held by him (Art. 1I). Unless the Board otherwise decides, voting rights may not be exercised by a member who had not paid us all calls and other sums then payable by him in respect of our shares (Art. 70), or by a member who has been served with a restriction notice after failure to provide us with information concerning interests in those shares required to be provided under the U.K. Companies Act 1985 (the Act) (Art. 1(D)).

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

     We may stop sending dividend Warrants by mail in respect of any shares if either (i) at least two consecutive payments have remained un-cashed or are returned undelivered or (ii) one payment remains un-cashed or is returned undelivered and reasonable enquiries have failed to establish any new address of the registered holder (Art. 119). We must resume sending Warrants if the holder claims the arrears (Art. 119).

Transfer of shares

     Any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve (Art. 33(b)) or may transfer all or any of his uncertificated shares by means of a relevant system in the manner provided for by the Un-certificated Securities Regulations 1995 (the Regulations) (Art. 33(a)). In the case of certificated shares, the instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. In the case of both certificated and un-certificated shares, the transferor is deemed to remain the holder until the transferee's name is entered in the register (Art. 34). The Board may decline to register any transfer of any share which is not a fully paid share (Art. 35), although we have given an undertaking to the Financial Services Authority that this right will not be used in circumstances in which it might prevent dealings in the shares from taking place on an open and proper basis. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

     o is lodged with us accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require;

     o    is in respect of only one class of share;

     o if to joint transferees, is in favor of not more than four such transferees (Art. 36(B)).

     However, we may only decline to register a transfer of an un-certificated share in the circumstances set out in the Regulations (see above) and where, in the case of a transfer to joint holders, the number of joint holders exceeds four (Art. 36(A)).

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

Variation of rights

     Rights attached to any class of share may be varied, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The necessary quorum at such a meeting shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class in question (except at any adjourned meeting when any person holding shares of the class or his proxy is a quorum) (Art. 8).

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

Directors

     o    There is no age limit for Directors (Art. 77);

     o    A Director need not be one of our members (Art. 78);

     o Directors may be appointed by ordinary resolution (Art. 79) or by the Board. Any Director appointed by the Board holds office only until the next following annual general meeting and is not taken into account in determining the Directors who are to retire by rotation at that meeting (Art. 80);

     o At each of our annual general meetings, as nearly as possible one-third of the Directors shall retire from office (Art. 81). The Directors to retire on each occasion are those who have been longest in office since their last appointment or re-appointment, and as between those who were appointed or re-appointed on the same day, those who retire shall (unless they otherwise agree among themselves) be chosen by lot (Art. 82);

     o Each of the Directors will be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed (pound)200,000 per annum or such higher amount as may from time to time Be decided by ordinary resolution (Art. 1(F)). Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by ways of salary, commission, participation in profits or otherwise) as the Board or any committee authorized by the Board may decide whether in addition to or in lieu of his remuneration as a Director (Art. 89). In addition any Director who performs services which in the opinion of the Board or any committee authorized by the Board go beyond the ordinary duties of a Director, may be paid as much extra remuneration as the Board of any committee authorized by the Board may determine (Art. 90). Each Director may be paid his reasonable traveling, hotel and incidental expenses of attending and returning from meetings of the Board or Committees of the Board or our general meetings or any other meeting which, as a Director, he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred in the conduct of our business or in the discharge of his duties as a Director (Art. 91);

     o Subject to the provisions of the Act, and provided he has declared the nature of his interest to the Board (if he knows of it), a Director is not disqualified by his office from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever (Art. 93(A)). A Director may hold any other office or place of profit with us (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board or any committee authorized by the Board may decide (Art. 93(B));

     o A Director shall not vote on or count in the quorum in relation to any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with us or any other company in which we are interested (Art. 93(E));

     o A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest, and if he does so his vote will not be counted. This prohibition does not apply to material interests arising from (a) the giving to the Director of any guarantee, indemnity or security in respect of money lent by him or another person on our behalf, (b) the giving of any guarantee, indemnity or security in respect of any of our debts or obligations for which the Director has assumed responsibility under a guarantee or indemnity or by giving security, (c) any of our offerings of securities, in which offer the Director is or may be entitled to participate as a holder of securities, or in the underwriting or sub-underwriting of which the Director is to participate, (d) any contract in which the Director is interested by virtue of any interest in our securities or any other interest, (e) any contract with another company (not being a company in which he owns one percent or more) in which the Director is interested, (f) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme for our Directors and employees (which does not accord to Directors any privilege or advantage not accorded to employees), (g) any contract for the benefit of our employees under which the Director benefits in a similar (but not preferential) manner, and (h) any contract for the purchase or maintenance for any Director of insurance against any liability (Art. 93(F));

     o The Board may borrow money and mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and issue debentures and other securities, whether outright or as collateral security for any of our, or a third party's, debt, liability or obligation. The Board shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary undertakings so as to secure that the aggregate principal amount of all Group borrowings (excluding intra-Group borrowings) shall not without the previous sanction of an ordinary resolution exceed an amount equal to 1.5 times the adjusted capital plus reserves (as defined in the Articles) (Art. 1(B));

     o Subject to the provisions of the Act, we may indemnify any Director or other officer against any liability and may purchase and maintain for any Director or other officer or auditor insurance against any liability - every Director or other officer will be indemnified, and, if the Board so determined, an auditor may be indemnified, out of our assets against any liability incurred as a Director or other officer or as auditor in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or in which he is acquitted or in connection with any application under the Act in which relief from liability is granted to him by the court (Art. 136);

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

Record date for service

     Any document may be served by us by reference to the register as it stands at any time not more than 15 days before the date of delivery and no change in the register after that time shall invalidate that service. Where any document is served on any person in respect of a share no person deriving any title or interest in that share shall be entitled to any further service of that document (Art. 129).

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

C.   MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have either been entered into by us during the two years immediately preceding the date of this document and are, or may be, material:

1. The U.K. Placing Agreement dated November 26, 2003 between (1) the Company and (2) Nomura, in respect of which (pound)21.1 miLLIOn gross (approximately (pound)19.4 million net of expenses) was raised through a U.K. Placing, U.S. Private Placement and an Open Offer of 18,760,169 Units, comprising in aggregate of 187,601,690 Offer Shares and 56,280,507 Warrants, at a price of 112.5 pence per Unit (each Unit comprising 10 Offer Shares and 3 Warrants). The U.K. placing was fully underwritten by Nomura on the terms and conditions set out in the U.K. Placing Agreement. In connection with this transaction the Company prepared and distributed an offering prospectus dated November 26, 2003 to its shareholders.

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

5. An offer dated August 14, 2003 pursuant to which Nomura made a recommended offer on behalf of Xenova to acquire the shares in KS Biomedix on the basis of 1.0714 Existing Ordinary Shares plus deferred consideration for every share held in KS Biomedix (the Offer). The deferred consideration entitled each person who sold their shares in KS Biomedix pursuant to the Offer to receive in respect of each KS Biomedix share, Xenova Shares to the value of 10p (based on the average closing price for the 20 days following announcement of marketing authorization of TransMID(TM) in the U.S. or E.U.) in the event that TransMID(TM) is commercially sold either in the E.U. or U.S. markets. The Offer went wholly unconditional on September 15, 2003.

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

7. An asset purchase agreement dated December 23, 2003 between KS Biomedix Limited and Bioventix Limited, under which KS Biomedix Limited disposed of certain assets, including Units 6 and 7 of Romans Business Park in Farnham, Surrey, to Bioventix Limited for a total consideration of (pound)800,000. The sale included certain rights to intellectual property relating to SUPEr high-affinity antibodies that are not being developed by the Group. A team of seven research scientists transferred with the business to Bioventix Limited.

8. An asset purchase agreement dated September 1, 2004, entered into between KS Avicenna Inc as vendor and QSV Biologics Ltd. as purchaser in relation to KS Avicenna Inc's manufacturing facility in Edmonton, Canada ("the Edmonton Facility"). The sale was for an aggregate consideration of up to C$7,000,000, which comprised an initial payment of C$5,000,000 in cash payable upon completion, and further deferred consideration of C$2,000,000 payable in two equal secured promissory notes maturing 12 and 18 months following completion. KS Avicenna Inc has also retained a right of first refusal in the case of disposal of the Edmonton Facility or a substantial part of the same by QSV Biologics Ltd.

9. A lease agreement dated April 6, 2004 between Xenova Research Limited and Genzyme Limited pursuant to which Genzyme Limited was granted leases relating to vacant spaces in Building 310 of Cambridge Science Park, Milton Road, Cambridge. The agreement consists of four leases respectively commencing on April 6, 2004, March 25, 2005, March 25, 2006 and March 25, 2007 for a rent of (pound)210,000, (pound)100,000, (pound)140,000 and
     (pound)125,000 per annum respectively. The leases are each due to expire on 24 MARCH 2014.

10. A licensing agreement entered into between us and Oxxon Therapeutics Ltd (Oxxon) providing Oxxon with the right to use the DISC-HSV vector in a number of specified indications in the areas of oncology and infectious diseases. The agreement also includes a global development, manufacturing and marketing rights agreement to DISC-GM-CSF, an oncology product developed using the DISC-HSV vector platform. DISC-PRO is specifically excluded from this agreement.

11. Cancer Research Technology (CRT) licensed TA-CIN patents, know-how and materials from us and will undertake marketing of TA-CIN to potential commercial partners with a view to sub-licensing the development and commercialization of the product. Net receipts from the sub-licensing of TA-CIN will be shared between us and CRT after certain direct costs have been recouped.

12. A licensing agreement entered between us and PharmaEngine Inc. providing PharmaEngine with the rights to develop, market and sell TransMID(TM) in both the People's Republic of China and in the Republic of South Korea. PharmaEngine has paid us an upfront fee and will make milestone payments and pay significant royalties on potential future sales.

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

     This summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with Ordinary Shares or ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADRs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the U.S. Dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital. This summary does not address the U.S. federal income tax consequences to us or any U.S. Holder if we are determined to be a controlled foreign corporation, a foreign personal holding company or a personal holding company as such terms are defined for U.S. federal income tax purposes. For taxable years beginning after December 31, 2004, the foreign personal holding company ruling will not be applicable to us pursuant to recently enacted legislation. Although we were not a controlled foreign corporation as of December 31, 2004, there can be no assurance that it will not be a controlled foreign corporation in the future.

     OWNERS AND PROSPECTIVE PURCHASERS OF ADRs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE TAX CONSEQUENCES IN THE UNITED KINGDOM AND OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADRs AND THE ORDINARY SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

     For purposes of the double tax convention between the U.S. and U.K., which came into force in March 2003 (New Convention) and the U.S. Internal Revenue Code of 1986, as amended (Internal Revenue Code), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADRs.

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

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If we were deemed to be a passive foreign investment company (PFIC) for U.S. federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of Ordinary Shares or ADRs (or receipt of certain distributions) would be treated as ordinary income, such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. We will be classified as PFIC for a taxable year if either
(i) 75% or more of our gross  income for the taxable  year is passive  income or
(ii) on average for the taxable year, 50% or more of our assets by value produce or are held for the production of passive income. We have determined that we were not a PFIC for our taxable year ended December 31, 2004 and intend to manage our business so as not to become a PFIC. If we were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her Ordinary Shares or ADRs as an interest in a qualified electing fund (QEF Election), in which case, the U.S. Holder would be required to include in income his or her proportionate share of our income and net capital gain in years in which we are a PFIC. Alternatively, the U.S. Holder could make an election (Mark-to-Market Election) pursuant to which a U.S. Holder would generally be required to include in income as ordinary income annually the excess of the fair market value of the Ordinary Shares or ADRs over the U.S. Holder's basis therein. If a U.S. Holder makes either a QEF Election or a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. Holder of his or her Ordinary Shares or ADRs generally would be taxed as a capital gain. We will continue to monitor our status and will, promptly following the end of each taxable year, notify U.S. Holders if we believe that we are properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election or a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

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

     Where there is no written document of transfer (or agreement to transfer) there will be no U.K. stamp duty or SDRT on the acquisition or transfer of ADRs. The transfer of Ordinary Shares by the Custodian of the Depositary (or its nominee) to the ADR holder will attract a fixed stamp duty of (pound)5.00 per transaction only provided the ADR holder is not transferring beneficial ownersHIP.

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

I. SUBSIDIARY INFORMATION

     Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     As of December 31, 2004 we did not own any derivative instruments, but we were exposed to market risks, primarily changes in the U.K. interest rates. As of December 31, 2004 we held total cash, cash equivalents and investments of (pound)13.0 million. Maturities of investments range from cash equivalents (maturity less than 90 days) to approximately eight months. Declines in interest rates over time will reduce our interest income from our investments. Based upon our balance of cash, cash equivalents and marketable securities as of December 31, 2004, a decrease in interest rates of 1.0% would cause a corresponding decrease in our annual interest income of approximately (pound)130,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM 15. CONTROLS AND PROCEDURES

     It is management's responsibility to establish and maintain adequate control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Rule 13a-14 under the U.S. Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of the end of the period covered by this report that our disclosure controls and procedures are effective in ensuring that material information about us and our subsidiaries, including the material information required to be disclosed in our filings under the Securities Exchange Act of 1934, is recorded, processed, summarized and communicated to them as appropriate to allow timely decisions regarding required disclosure.

     There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the recent evaluation performed by our Chief Executive Officer and our Chief Financial Officer including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Peter Gillett, a member of our audit committee, meets the requirements of an "audit committee financial expert" and is independent of management as defined by the SEC.

B. CODE OF ETHICS

     We have a Code of Business Conduct and Ethics which has been approved by the Board. The Code of Business Conduct and Ethics provides guidance to ensure that the Directors, management and employees of the Xenova Group carry out business in an ethical manner, treating its employees, partners, clients, suppliers or other business contacts fairly and courteously by establishing and maintaining productive working relationships.

     The Code of Business Conduct and Ethics, along with a number of other corporate governance policy documents, is available through our corporate website - www.xenova.com.

C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following summarizes the audit and non-audit fees paid to the auditor, PricewaterhouseCoopers LLP.

                                                        2004               2003
                                                  (POUND)000         (pound)000
                                             ---------------     --------------
Audit fees                                               123                 95
Audit related fees                                        53                287
Tax fees                                                  40                 72
All other fees                                            43                 30
                                             ---------------     --------------
Total                                                    259                484
                                             ---------------     --------------

     All fees summarized in the above table were approved by the audit committee. The audit committee's policy on the approval of fees paid to the auditor is set out in the committee's terms of reference, available through our corporate website.

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

D. EXEMPTIONS FROM AUDIT COMMITTEE LISTING STANDARDS

     Not Applicable

E. PURCHSE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     There have been no purchases of equity securities by us or any affiliated purchaser


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
Report of Independent Registered Public Accounting Firm .......................................................F-1
Consolidated Profit and Loss Account for the years ended December 31, 2002, 2003 and 2004                      F-2
Statement of Total Recognized Gains and Losses, for the years ended December 31, 2002, 2003 and 2004...........F-3
Consolidated Balance Sheets at December 31, 2003 and December 31, 2004.........................................F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004.....................F-5
Reconciliation of Net Cash Flow to Movement in Net Funds for the years ended December 31, 2002, 2003 and 2004.......................................................................................................F-6
Notes to Consolidated Financial Statements ....................................................................F-7


The financial information contained in these financial statements does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. Statutory accounts for Xenova Group plc relating to the years ended December 31, 2002, 2003 and 2004 have been delivered to the Registrar of Companies. Unqualified reports under section 235 of the Companies Act have been given in respect of the above accounts and the reports did not contain a statement under sections 237(2) or (3) of the Companies Act 1985. All financial statement schedules have been omitted because they are not required or the required information is provided in the Consolidated Financial Statements and Notes thereto.

ITEM 18. FINANCIAL STATEMENTS

     We have elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

1.1       Articles of Association as of March 24, 2004 (filed herewith)

1.2       Memorandum of Association as of March 24, 2004 (filed herewith)

**4.1 Development and Commercialization Agreement dated August 13, 2001 between QLT Inc and Xenova Limited+

**4.2 Development and License Agreement dated December 14, 2001 between Millennium Pharmaceuticals Inc and Xenova Limited+

**4.3 Development and License Agreement dated April 23, 2002, between Genentech Inc and Xenova Limited+

*4.4 Employment Agreement dated June 2, 1999 between Xenova Group plc and Dr. John Waterfall

*4.5 Employment Agreement dated March 31, 1998 between Xenova Group plc and David Oxlade

*4.6 Amendment dated July 31, 1998 to Employment Agreement between Xenova Group plc and David Oxlade

*4.7 Employment Agreement dated March 31, 1998 between Xenova Group plc and Daniel Abrams

***4.8 Termination and Release Agreement by and between ImmuLogic Pharmaceutical Corporation Liquidating Trust and ImmuLogic Pharmaceutical Corporation and Cantab Pharmaceuticals Ltd. And Xenova Group Plc, dated as of January 8, 2003

****4.9 Amendment Agreement dated as of April 28, 2004 between Xenova Biomedix Limited (formerly KS Biomedix Limited) and Nycomed Danmark ApS (formerly registered as Nycomed Danmark A/S)+

****4.10 License Agreement dated as of December 11, 2003 between Amersham Health AS and KS Biomedix Limited+

****4.11 Drug Delivery Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. (formerly Nycomed Imaging A.S.) and KS Avicenna, Inc. (formerly Intelligence Expressions Inc.)+

****4.12 Chloroquine Patent Sublicense Agreement dated as of May 2002 between Amersham Health A.S. and KS Avicenna+

****4.13 License Agreement dated as of November 1, 2002 between KS Biomedix Holdings PLC and Sosei Co., Ltd.+

****4.14 Letter Agreement Amending License Agreement dated as of November 1, 2002, between KS Biomedix Holdings PLC and Sosei Co., Ltd.+

****4.15 Licensing and Supply Agreement dated as of October 1, 2002 between KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited+

****4.16 Letter Agreement Amending Licensing and Supply Agreement dated as of October 4, 2002 among KS Biomedix Limited, KS Avicenna Inc. and Ranbaxy Laboratories Limited+

****4.17 Distribution Agreement dated as of July 23, 2002 between KS Biomedix PLC and Medison Pharma Ltd.+

****4.18 Letter Agreement Amending Distribution Agreement dated as of September 23, 2002 between KS Biomedix Holdings PLC and Medison Pharma Limited+

****4.19 Patent License Agreement dated as of October 1, 1996 between the National Institutes of Health or the Centers for Disease Control and Nycomed Pharma AS+

****4.20 Amendment of Non-Exclusive Patent License, L-007-9610 dated as of July 17, 2002 between the National Institutes of Health, the Centers for Disease Control and Prevention or the Food and Drug Administration and Amersham Health AS +

****4.21 U.K. Placing Agreement dated November 26, 2003 between Xenova Group plc and Nomura International plc

****4.22 U.S. Securities Purchase Agreement dated November 25, 2003 between Xenova Group plc, Bingham McCutchen LLP, as Escrow Agent, and certain U.S. investors

****4.23 U.S. Placement Agent Agreement dated November 10, 2003 between Think Equity Partners LLC and Xenova Group plc

****4.24 Agreement dated November 24, 2003 among Dr. Tan, Xenova Group plc and Nomura International plc

****4.25 Joint Venture Agreement dated as of June 11, 2001 between KS Biomedix, Babraham and Ever 1484 Limited (n/k/a Discerna)+

****4.26 Offer dated August 14, 2003 among Nomura International plc, Xenova Group plc and KS Biomedix

****4.27 Offering Prospectus for U.K. Placing, U.S. Private Placement and Open Offer dated November 26, 2003

4.28 Development and license agreement as of January 12, 2005, between Oxxon Therapeutics Limited and Xenova Limited (filed herewith)+

4.29 License and development agreement as of January 10, 2005, between Cancer Research Technology Limited and Xenova Limited and Xenova Research Limited (filed herewith)+

4.30 License agreement as of April 12, 2005, between PharmaEngine Inc. and Xenova Limited (filed herewith)+

4.31 Agreement for lease of 310 Cambridge Science Park (U.K.) dated April 6, 2004, between Xenova Research Limited and Genzyme Limited (filed herewith)

4.32 Asset purchase agreement for the Canadian Manufacturing Facility (KS Avicenna) dated September 1, 2004, between KS Avicenna Inc and QSV Biologics Ltd (filed herewith)+

8.1       List of subsidiaries (filed herewith)

12.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2 Certification of the Finance Director pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1 Certification of the Chief Executive Officer and the Finance Director pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

--------------------------------------------------------------------------------

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

**** Incorporated by reference to the exhibits to the Xenova Group plc Annual Report on Form 20-F filed with the Commission on June 29, 2004

+ Deleted portions of Exhibits which have been incorporated by reference are subject to a confidential treatment order, and the deleted portions of Exhibits filed with this Annual Report are subject to a request for confidential treatment..

XENOVA GROUP PLC

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xenova Group plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss account, consolidated cash flow statement and statement of total recognized gains and losses present fairly, in all material respects, the financial position of the Xenova Group PLC and its subsidiaries at 31 December, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Summary of differences between UK and US generally accepted accounting principles in the Consolidated financial statements.

As more fully described in Note 1, Xenova Group plc does not have sufficient cash resources to fund its activities beyond April 2006.

PRICEWATERHOUSECOOPERS LLP
Cambridge, England
May 27 2005

                                XENOVA GROUP PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ---------------------------------------
                                                                                          RESTATED*
                                                                                  2004         2003          2002
                                                                            (POUND)000   (POUND)000    (POUND)000
                                                                           ------------ ------------ -------------
TURNOVER (INCLUDING SHARE OF JOINT VENTURES)                        NOTES

      Continuing operations                                                      4,638        7,710        12,701
      Discontinued operations                                                        -            -             -
Less: share of turnover of joint ventures                                         (73)         (11)         (457)
                                                                           ------------ ------------ -------------
TURNOVER                                                                2        4,565        7,699        12,244
                                                                           ------------ ------------ -------------
 Cost of sales                                                                   2,241          622             -
                                                                           ------------ ------------ -------------
 GROSS PROFIT                                                                    2,324        7,077        12,244

OPERATING EXPENSES
 Research and development costs
      Continuing operations                                                     13,113       14,450        17,657
      Discontinued operations                                                    1,167            -             -
                                                                           ------------ ------------ -------------
                                                                                14,280       14,450        17,657
                                                                           ============ ============ =============
Administrative expenses
                                                                           ---------------------------------------
      Continuing operations                                                      4,669        4,748         4,339
      Continuing operations: exceptional reorganization costs           4      (3,625)        3,161         3,821
      Continuing operations: amortization of goodwill                            2,229        1,486         1,168
                                                                           ------------ ------------ -------------
                                                                                 3,273        9,395         9,328
       Discontinued operations
                                                                                   293            -             -
                                                                           ------------ ------------ -------------
TOTAL ADMINISTRATIVE EXPENSES                                                    3,566        9,395         9,328
                                                                           ------------ ------------ -------------

Other operating income - continuing operations                                     749          449           463

                                                                           ------------ ------------ -------------
TOTAL NET OPERATING EXPENSES                                                    17,097       23,396        26,522
                                                                           ============ ============ =============

GROUP OPERATING LOSS

      Continuing operations                                                   (13,313)     (16,319)      (14,278)
      Discontinued operations                                                  (1,460)            -             -
                                                                           ------------ ------------ -------------
                                                                              (14,773)     (16,319)      (14,278)

Share of operating (loss)/profit of joint ventures                                (23)        (213)           169
                                                                           ------------ ------------ -------------
TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT VENTURE                        (14,796)     (16,532)      (14,109)

 Loss on disposal of discontinued operations                                      (62)            -             -
                                                                           ------------ ------------ -------------
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST                                   (14,858)     (16,532)      (14,109)

Investment income (net)                                                 6          785          381           615
Share of interest of joint ventures                                                  -            4            11
Amounts written off  to/ (back) investments                                       (42)          189       (1,730)
                                                                           ============ ============ =============
                                                                                   743          574       (1,104)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                             3     (14,115)     (15,958)      (15,213)
                                                                           ============ ============ =============

Tax on loss on ordinary activities                                      7        1,592          954         2,011

                                                                           ------------ ------------ -------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                             25     (12,523)     (15,004)      (13,202)
                                                                           ============ ============ =============

Loss per share (basic and diluted)                                      9       (2.9p)       (7.1p)        (9.0p)
Shares used in computing net loss per share (thousands)                 9      431,529      212,437       147,484


* See Note 1
There is no material difference between the loss on ordinary activities before taxation and the loss for the years stated above and their historical cost equivalents. The Notes on pages F-7 to F-30 form an integral part of these financial statements.

                                XENOVA GROUP PLC

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                              YEAR ENDED DECEMBER 31
                                                                  -----------------------------------------------
                                                                                  2004         2003         2002
                                                                            (POUND)000   (POUND)000   (POUND)000
                                                                           ------------ ------------ ------------
                                                                    Notes

Loss attributable to Xenova Group plc                                         (12,500)     (14,818)      (13,361)
(Loss)/profit attributable to joint ventures                                      (23)        (186)          159
                                                                           ------------ ------------ ------------
TOTAL LOSS ATTRIBUTABLE TO MEMBERS OF XENOVA GROUP PLC                        (12,523)     (15,004)      (13,202)

Translation difference                                                            (11)         228            (1)

                                                                           ------------ ------------ ------------
TOTAL RECOGNIZED GAINS AND LOSSES IN THE YEAR ATTRIBUTABLE TO
MEMBERS OF XENOVA GROUP PLC                                            25     (12,534)     (14,776)     (13,203)
                                                                           ------------ ------------ ------------

The Notes on pages F-7 to F-30 form an integral part of these financial statements.

                                XENOVA GROUP PLC

                           CONSOLIDATED BALANCE SHEET

                                                                                       AS AT DECEMBER 31

                                                                                         2004                2003
                                                                                   (POUND)000          (POUND)000
                                                                              ----------------    ----------------
                                                                    NOTES

FIXED ASSETS

Intangible assets                                                      10              16,939              19,272
Tangible assets                                                        11               7,195               7,858

Investment in joint ventures:                                          12
      Share of gross assets                                                                60                 137
      Share of gross liabilities                                                         (44)                (98)
                                                                              ----------------    ----------------
                                                                                           16                  39
                                                                              ----------------    ----------------

                                                                              ----------------    ----------------
                                                                                       24,150              27,169
                                                                              ----------------    ----------------

CURRENT ASSETS
Work in progress                                                                          688                 662
Debtors                                                                13               4,437               3,669
Short-term deposits and investments                                    14              11,400              15,437
Cash at bank and in hand                                                                1,570              12,070
                                                                              ----------------    ----------------
                                                                                       18,095              31,838

Creditors: amounts falling due within one year                         15             (5,563)             (7,143)

                                                                              ----------------    ----------------
NET CURRENT ASSETS                                                                     12,532              24,695
                                                                              ----------------    ----------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                  36,682              51,864

Creditors: amounts falling due after more than one year                16               (302)             (1,766)
Provisions for liabilities and charges                                 18               (431)             (1,764)

                                                                              ----------------    ----------------
TOTAL NET ASSETS                                                                       35,949              48,334
                                                                              ================    ================

CAPITAL AND RESERVES
Called up share capital                                                21               4,316              26,264
Shares to be issued                                                    23               6,477               6,483
Share premium account                                                  24              97,811              97,827
Merger reserve                                                         24              30,861              30,859
Special reserve                                                        24              21,949                   -
Other reserves                                                         24              17,328              17,328
Profit and loss account                                                24           (142,793)           (130,427)

                                                                              ----------------    ----------------
 SHAREHOLDERS' FUNDS - INCLUDING NON EQUITY INTERESTS                                  35,949              48,334
                                                                              ================    ================

 Equity shareholders' funds                                            25              35,949              26,385
 Non equity shareholders' funds                                        25                   -              21,949
                                                                              ----------------    ----------------
 Capital employed                                                                      35,949              48,334
                                                                              ----------------    ----------------


The Notes on pages F-7 to F-30 form an integral part of these financial statements.

                                XENOVA GROUP PLC

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------
                                                                                  2004          2003          2002
                                                                    NOTES   (POUND)000    (POUND)000    (POUND)000
                                                                           ------------ ------------- -------------
  NET CASH OUTFLOW FROM OPERATING ACTIVITIES                           26     (17,862)      (17,837)      (15,141)

  RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

  Interest received                                                                638           346           619
  Interest element of finance lease rental payments                                (2)           (4)           (4)
                                                                           ------------ ------------- -------------
  NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF
  FINANCE                                                                          636           342           615


  TAXATION                                                                       1,751         2,608         2,292

  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets                                              (421)         (700)         (649)
  Purchase of intangible fixed assets                                                -         (622)             -
  Sale of Farnham site tangible and intangible assets                                -           800             -
  Sale of other tangible fixed assets                                               54           265             -
                                                                           ------------ ------------- -------------
  NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT                                                                     (367)         (257)         (649)
                                                                           ------------ ------------- -------------


  ACQUISITIONS AND DISPOSALS
  Net cash received from sale of manufacturing facility                          1,921             -             -
  Purchase of subsidiary undertakings                                                -         (605)             -
  Cash at bank and in hand acquired with subsidiary                                  -         1,444             -
                                                                           ------------ ------------- -------------
  NET CASH INFLOW FROM ACQUISITIONS                                              1,921           839             -

  NET CASH OUTFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND                  (13,921)      (14,305)      (12,883)
  FINANCING

  MANAGEMENT OF LIQUID RESOURCES
  Decrease/(increase) in short-term deposits                           26        3,995         3,696       (3,288)
  Proceeds on sale of current asset investments                                      -           189             -
                                                                           ------------ ------------- -------------
  NET CASH INFLOW/(OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES                  3,995         3,885       (3,288)

  NET CASH OUTFLOW BEFORE FINANCING                                            (9,926)      (10,420)      (16,171)

  FINANCING
  Issue of ordinary share capital                                                    2        21,785        10,958
  Expenses on issue of shares                                                    (371)       (1,894)       (1,117)
  Repayment of secured loans                                           26        (180)           (4)             -
  Capital element of finance lease rental payments                     26         (25)          (29)          (11)
                                                                           ------------ ------------- -------------
  NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                       (574)        19,858         9,830

                                                                           ------------ ------------- -------------
  (DECREASE)/INCREASE IN CASH DURING THE YEAR                          26     (10,500)         9,438       (6,341)
                                                                           ============ ============= =============

The Notes on pages F-7 to F-30 form an integral part of these financial statements.

                                XENOVA GROUP PLC

            RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

                                                                                   YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------
                                                               NOTES             2004          2003           2002
                                                                           (POUND)000    (POUND)000     (POUND)000
                                                                           -----------   -----------    -----------
(DECREASE)/INCREASE IN CASH DURING THE YEAR                                  (10,500)         9,438        (6,341)

Repayment of secured loans                                                        180             4              -
Capital element of finance lease payments                                          25            29             11
Cash flow from movement in liquid resources                                   (3,995)       (3,507)          3,288
                                                                           -----------   -----------    -----------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                                (14,290)         5,964        (3,042)

Liquid resources acquired with subsidiary undertakings                              -         2,557              -
Secured loans acquired with subsidiary undertakings                                 -         (196)              -
Finance leases acquired with subsidiary undertakings                                -          (63)              -
Finance leases disposed with manufacturing facility                                 9             -              -
Movement in value of current asset investments                                   (12)         (189)        (1,730)
Translation difference                                                           (30)             6              -
                                                                           -----------   -----------    -----------
Change in net funds                                                          (14,323)         8,079        (4,772)

NET FUNDS AT:  JANUARY 1                                                       27,293        19,214         23,986
                                                                           ===========   ===========    ===========

NET FUNDS AT:  DECEMBER 31                                       26            12,970        27,293         19,214
                                                                           ===========   ===========    ===========

The Notes on pages F-7 to F-30 form an integral part of these financial statements.

1.   ACCOUNTING POLICIES

BASIS OF PREPARATION
The financial statements are prepared under the historical cost convention and in accordance with applicable U.K. accounting standards. In accordance with Financial Reporting Standard No 18 - "Accounting policies", (FRS18), a review of the Group's accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, there have been no changes to the Group's accounting policies in 2004.

GOING CONCERN
Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialized. The Group does not have sufficient cash resources to fund its activities beyond April 2006, but the Directors have reasonable expectation that the Group can secure additional cash resources during 2005 for this purpose, and have prepared these financial statements on a going concern basis. In the event that additional funds are not secured, the Group would seek to reduce its overheads and might delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group might also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favorable terms. On this basis the Group believes it has sufficient resources to fund its operations through December 31, 2005, but may not beyond April 2006. The financial statements do not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis.

BASIS OF CONSOLIDATION
The consolidated financial statements include:

o The assets and liabilities, results and cash flows of the Company and its subsidiary undertakings from the date of acquisition;

o The Group's share of the net liabilities or assets and results of joint ventures.

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

COST OF SALES
The  Group  has   classified   fixed  and  variable  costs  which  are  directly
attributable to contract manufacturing activities as cost of sales.

RESEARCH AND DEVELOPMENT
Research and development expenditure is charged to the profit and loss account as incurred.

TANGIBLE FIXED ASSETS AND DEPRECIATION
Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:-

Freehold property                   -       over 25 years

Short leasehold properties          -       over the life of the lease

Fixtures, fittings and equipment    -       between 3 and 15 years

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

PENSION COSTS
Contributions under the Company's defined contribution pension scheme are charged to the profit and loss account as incurred.

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

FINANCIAL INSTRUMENTS
The Group's financial instruments comprise cash and liquid resources, and various items such as trade debtors and creditors, including an onerous lease provision, which arise directly from its operations. Financial assets and liabilities are recognized and cease to be recognized on the basis of when the related legal obligations or title pass to or from the Group.

PRESENTATION OF PROFIT AND LOSS ACCOUNT
During the year the Directors revised the presentation of the Profit and Loss account in order to improve the transparency of the Group's financial reporting by disclosing the costs of contract manufacturing activities as cost of sales. Cost of sales includes the direct costs of contract manufacturing for third parties as well as an allocation of facilities overheads. The impact has been to record cost of sales for 2003 of (pound)622,000 and reduce research and development expenses accordingly.

2.   TURNOVER AND SEGMENTAL ANALYSIS

The principal activities of the Group are the development of novel drugs to treat cancer, addiction and immune system disorders; and contract manufacturing for clinical trials. Turnover, operating loss and net assets for each class of business are as follows:-

                                              TURNOVER          OPERATING (LOSS)/PROFIT   NET ASSETS/ (LIABILITIES)
                                              2004         2003         2004         2003         2004          2003
CLASS OF BUSINESS                       (POUND)000   (pound)000   (POUND)000   (pound)000   (POUND)000    (pound)000
-------------------------------------------------------------------------------------------------------------------
Drug development                            3,230        6,986     (13,867)     (16,412)       35,924        48,379
Contract manufacturing                      1,335          713        (906)           96            9          (84)
Joint ventures                                 73           11         (23)        (216)           16            39
--------------------------------------------------------------------------------------------------------------------
                                            4,638        7,710     (14,796)     (16,532)       35,949        48,334
--------------------------------------------------------------------------------------------------------------------

Contract manufacturing provides a contribution to the costs of running the Clinical Trials Manufacturing Facility which is primarily used for manufacturing for the Group's own programs. Operating expenses allocated to this segment represent an allocation of the fixed and variable costs relating to manufacturing facility and activities. Net assets allocated to contract manufacturing include work in progress, trade debtors and deferred revenue only.

Operating loss is stated after exceptional reorganization charges and goodwill amortization, both of which arise from the drug development business. Net assets for drug development include all purchased goodwill.

The Group operated in the United Kingdom and Canada, prior to the sale of the Canadian manufacturing facility, and its turnover, operating loss and net assets by geographical origin are as follows:

                                     TURNOVER                    OPERATING (LOSS)                            NET ASSETS
                                2004       2003      2002       2004      2003       2002       2004      2003       2002
GEOGRAPHIC ORIGIN         (POUND)000 (pound)000 (pound)000 (POUND)000 (pound)000 (pound)000 (POUND)000 (pound)000 (pound)000
----------------------------------------------------------------------------------------------------------------------------
Continuing operations
  United Kingdom               4,565      7,699     12,244   (13,313)   (15,786)   (14,278)     35,933     45,856     26,383
  Joint ventures                  73         11        457       (23)      (216)        169         16         39        127

Discontinued operations
   Canada                          -          -          -    (1,460)      (530)          -          -      2,439          -
----------------------------------------------------------------------------------------------------------------------------
                               4,638      7,710     12,701   (14,796)   (16,532)   (14,109)     35,949     48,334     26,510
----------------------------------------------------------------------------------------------------------------------------

Segmental analysis of loss on ordinary activities before taxation has not been presented as the Directors are unable to allocate finance charges accurately. A reconciliation of operating loss on ordinary activities before taxation is given in the consolidated profit and loss discount.

                                                  CONTINUING   DISCONTINUED        TOTAL        TOTAL         TOTAL
                                                        2004           2004         2004         2003          2002
                                                  (POUND)000     (POUND)000   (POUND)000   (POUND)000    (POUND)000
                                              ----------------------------------------------------------------------
TURNOVER BY GEOGRAPHIC DESTINATION
United Kingdom                                             -              -            -            3           171
North America                                          2,686              -        2,686        6,938        11,243
Other European                                         1,879              -        1,879          758           830
Joint Ventures                                            73              -           73           11           457
                                              ----------------------------------------------------------------------
                                                       4,638              -        4,638        7,710        12,701
                                              ----------------------------------------------------------------------


3.   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

LOSS ON ORDINARY ACTIVITIES IS STATED AFTER CHARGING/(CREDITING):                   2004         2003          2002
                                                                              (POUND)000   (POUND)000    (POUND)000
                                                                           -----------------------------------------
Staff costs (Note 5)                                                               5,517        7,869         8,093
Depreciation of owned assets                                                         898        1,204         1,459
Depreciation of assets held under finance leases                                       -            7            19
Write back of provision for impairment of tangible fixed assets                  (2,745)        (520)             -
Exceptional impairment of tangible fixed assets                                        -            -         3,265
Operating lease rentals
      - hire of plant and machinery                                                  109          116           140
      - other operating lease rentals                                              1,706        1,253         1,143
Loss/ (profit) on disposal of fixed assets                                             9        (118)             -
Long term incentive scheme
      - charge for long-term incentive scheme                                        168            -            36
      - accrual for national insurance on share options                               11         (10)             2
Goodwill amortization                                                              2,229        1,486         1,168
Goodwill amortization in respect of joint venture                                      -            -            30
License fee and patent amortization                                                  104          103           335
                                                                           -----------------------------------------

Sub-lease  rental income totaled  (pound)749,000  (2003:  (pound)366,000,  2002:
(pound)409,000).

On December 23, 2003 the Group disposed of certain premises and other assets at its Farnham research facility for (pound)800,000. THIS disposal resulted in a disposal of part of the goodwill arising on the acquisition of KS Biomedix amounting to (pound)200,000. There was no profit or loss on disposal.

SERVICES PROVIDED BY THE GROUP'S AUDITOR AND NETWORK FIRMS
During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below.

                                                                                    2004         2003          2002
                                                                              (POUND)000   (POUND)000    (POUND)000
                                                                             ---------------------------------------
Audit services
    Statutory audit (including parent company audit fee (pound)5,000 (2003:
(pound)5,000,    2002: (pound)5,000)                                                 123           95            60
    Audit related regulatory reporting                                                53          287           161

Further assurance services                                                            43           30             -

Tax services

    compliance services                                                               37           69            26
    advisory services                                                                  3            3            10
                                                                             ---------------------------------------

The fees paid to auditors for audit related regulatory reporting are in connection with U.K. and SEC regulatory filings.

Included above are fees charged to the profit and loss account and paid to the Group's auditor for non-audit services of (pound)136,000 (2003: (pound)167,000, 2002: (pound)177,000).

The Audit committee is responsible for ensuring that the independence of the Group's auditors has not been compromised by the provision of non-audit services. The Audit committee's responsibilities include recommending the selection, role and remuneration of the external auditors and monitoring the scope and performance of their activities. The Audit committee also monitors the independence and objectivity of the external auditors and their provision of non-audit services.

4.       EXCEPTIONAL REORGANIZATION INCOME/(COSTS)

                                                                    2004               2003               2002
                                                              (POUND)000         (pound)000         (pound)000
---------------------------------------------------------------------------------------------------------------
Movement on vacant lease provision                                   880            (1,762)                  -
Write back of impairment provisions                                2,745                520                  -
Impairment on tangible fixed assets                                    -                  -            (3,265)
Severance payments                                                     -            (1,919)              (556)
---------------------------------------------------------------------------------------------------------------
                                                                   3,625            (3,161)            (3,821)
---------------------------------------------------------------------------------------------------------------

Following  the  announcement  in April 2004 that  Genzyme  had signed a ten year sub-lease for the vacant space in the Group's Cambridge facility, the vacant lease provision and asset impairment provision following the previous reorganizations have been reduced to reflect the impact of the sub-lease agreement.

Following the announcement of the cessation of Phase III trials of tariquidar, and the acquisition and integration of KS Biomedix in 2003, the Group undertook a cost saving reorganization, which included a headcount reduction and program prioritization. Included in administrative expenses in 2003 under exceptional reorganization costs was (pound)3,681,000 in respect of severance payments and a vacant leasehold provision in respect of excess laboratory and office space at the Group's Cambridge and Guildford facilities. (pound)520,000 OF the impairment provision made in 2002 was credited to exceptional costs during the year following the sale of excess equipment.

Included within the administrative charge in 2002 were an exceptional reorganization charge of (pound)556,000 in respect of seveRANCE payments and an impairment charge of (pound)3,265,000 against leasehold improvements and equipment no longer expected to be used in the business. The impairment charge is based on the value in use of these assets which has been calculated by applying a discount rate of 4% to the expected future cash flows relating to these assets.

5.   EMPLOYEES

                                                                               2004          2003           2002
                                                                             NUMBER        NUMBER         NUMBER
                                                                          ----------    ----------    -----------
NUMBER OF EMPLOYEES

The average number of persons (including Executive Directors) employed by the Group in the year was:

Research and development                                                         64            75            111
Administration                                                                   29            30             34
                                                                          ----------    ----------    -----------
                                                                                 93           105            145
                                                                          ----------    ----------    -----------

                                                                               2004          2003           2002
                                                                         (POUND)000    (POUND)000     (POUND)000
                                                                          ----------    ----------    -----------
EMPLOYMENT COSTS
Wages and salaries                                                            4,655         6,678          6,923
Social security costs                                                           513           714            660
Other pension costs                                                             349           477            510
                                                                          ----------    ----------    -----------
                                                                              5,517         7,869          8,093
                                                                          ----------    ----------    -----------
Employment costs include severance payments made in 2003 and 2002

                                                                               2004          2003           2002
DIRECTORS' EMOLUMENTS                                                    (POUND)000    (POUND)000     (POUND)000
                                                                          ----------    ----------    -----------
Aggregate emoluments of the Directors were as follows:
Non-executive Directors:
      Aggregate emoluments                                                      152           136            131
Executive Directors:
      Aggregate emoluments                                                      780           961          1,104
    Company contributions to money purchase pension schemes                     105           179            142
                                                                          ----------    ----------    -----------
                                                                              1,037         1,276          1,377
                                                                          ----------    ----------    -----------

Retirement  benefits are  accruing to 3 Directors  (2003:  3 Directors,  2002: 5
Directors) under defined contribution pension schemes. The details of the Directors' remuneration and their share options are given in Item 6. The aggregate gain on the exercise of share options during the year was nil (2003: nil, 2002: nil). Compensation for loss of office was paid to former directors during the year of (pound)nil (2003: (pound)300,000, 2002: (pound)nil).


6.   INVESTMENT INCOME (NET)

                                                                            2004               2003            2002
                                                                      (POUND)000         (POUND)000      (POUND)000
                                                                  ---------------     --------------    ------------
Interest receivable                                                          797                394             619
Interest payable on bank loans and overdrafts                               (10)                  -               -
Interest payable on finance leases                                           (2)                (4)             (4)
Loss on disposal of current asset investment                                   -                (9)               -
                                                                  ---------------     --------------    ------------
                                                                             785                381             615
                                                                  ---------------     --------------    ------------

7.   TAXATION

                                                                                  2004           2003          2002
                                                                            (POUND)000     (POUND)000    (POUND)000
                                                                         -------------------------------------------
Current Tax:
U.K. Corporation tax on loss for the year                                      (1,307)        (1,120)       (2,011)
Adjustment in respect of prior years                                             (285)            166             -
                                                                         -------------------------------------------
                                                                               (1,592)          (954)       (2,011)
                                                                         -------------------------------------------

The Group's share of the corporation tax charge for the year for joint ventures is (pound)nil (2003: (pound)23,000, 2002: (pound)21,000).

Factors affecting tax credit for the year                                       2004           2003            2002
                                                                          (POUND)000     (POUND)000      (POUND)000
                                                                       ---------------------------------------------
Loss on ordinary activities before taxation                                 (14,115)       (15,958)        (15,213)
Loss on ordinary activities at U.K. corporation tax rate of 30%
(2003: 30%, 2002: 30%)                                                       (4,234)        (4,787)         (4,564)
Effects of:
Expenses not deductible for tax purposes                                       (461)            477           1,654
Carry back of current year losses                                                  -           (24)               -
Adjustment to prior year tax credit                                            (285)            165               -
Tax losses carried forward to future periods                                   3,061          2,941           (879)
Research & Development tax credit received at 24% of losses compared
with 30% tax rate                                                                327            274           1,778
                                                                       ---------------------------------------------
Current tax credit for the year                                              (1,592)          (954)         (2,011)
                                                                       ---------------------------------------------

The Group has U.K. tax losses of approximately (pound)101 million (31 December 2003: (pound) 137 million, 31 December 2002: (pound)105.5 Million,) available for carry forward against future profits. Of these tax losses approximately (pound)16 million have yet to be agreed with the Inland Revenue. The Group's U.K. tax losses have been reduced during the year following a reorganization among subsidiary companies that utilized approximately (pound)43 million of brought forward losses. These losses will be recouped over 10 years as the resulting intangible asset is amortized.

No provision for deferred taxation is required at 31 December 2004 (2003: nil, 2002: nil) and there is no potential un-provided deferred taxation liability at that date. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset in respect of the further available losses has been recognized.

Unrecognized potential deferred tax assets are:

                                                                                   2004            2003          2002
                                                                             (POUND)000      (POUND)000    (POUND)000
                                                                          --------------------------------------------
Depreciation less than capital allowances                                          (71)           (228)       (1,156)
Short-term timing differences                                                         -             150             -
Trading losses                                                                   30,185          40,849        31,631
                                                                          --------------------------------------------
                                                                                 30,114          40,771        30,475
                                                                          --------------------------------------------

8.   LOSS ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The loss in the financial statements of the holding company was (pound)57,920,000 (2003: loss of (pound)34,735,000, 2002: profit of (pound)2,662,000).

9.   LOSS PER SHARE

Loss per  share is  calculated  by  reference  to the loss  attributable  to the
ordinary    shareholders   of   the   Company   of   (pound)12,523,000    (2003:
(pound)15,004,000, 2002: (pound)13,202,000) and the weighted average of 431,529,000 ordinary shares in issue during the year (2003: 212,437,000, 2002:
147,484,000). All potential ordinary shares are anti-dilutive.

10.      INTANGIBLE FIXED ASSETS

                                                                             GOODWILL    LICENSE FEES         TOTAL
                                                                                          AND PATENTS
                                                                           (POUND)000      (POUND)000    (POUND)000
         COST
         AT JANUARY 1 AND  DECEMBER 31, 2004                                   22,284           1,170        23,454
                                                                        --------------------------------------------

         AMORTIZATION
         At January 1, 2004                                                     3,531             651         4,182
         Charge for the year                                                    2,229             104         2,333
                                                                        --------------------------------------------
         AS AT DECEMBER 31, 2004                                                5,760             755         6,515
                                                                        --------------------------------------------

         NET BOOK VALUE AS AT DECEMBER 31, 2004                                16,524             415        16,939
                                                                        --------------------------------------------

         Net book value as at December 31, 2003                                18,753             519        19,272
                                                                        --------------------------------------------


11.      TANGIBLE FIXED ASSETS

                                                                                SHORT      FIXTURES,
                                                              FREEHOLD      LEASEHOLD   FITTINGS AND
                                                              PROPERTY       PROPERTY      EQUIPMENT          TOTAL
                                                            (POUND)000     (POUND)000     (POUND)000     (POUND)000
         COST
         At January 1, 2004                                      1,930          9,319          4,190         15,439
         Additions                                                 125             24            257            406
         Disposals                                             (1,876)          (216)        (1,033)        (3,125)
         Currency translation adjustment                             2              -              1              3
                                                        ------------------------------------------------------------
         AS AT DECEMBER 31, 2004                                   181          9,127          3,415         12,723
                                                        ------------------------------------------------------------

         DEPRECIATION
         At January 1, 2004                                          5          5,034          2,542          7,581
         Charge for the year                                        74            354            470            898
         Exceptional impairment charge (Note 4)                      -        (2,625)          (120)        (2,745)
         Disposals                                                (64)              -          (142)          (206)
                                                        ------------------------------------------------------------
         AS AT DECEMBER 31, 2004                                    15          2,763          2,750          5,528
                                                        ------------------------------------------------------------


         NET BOOK VALUE AS AT DECEMBER 31, 2004                    166          6,364            665          7,195
                                                        ------------------------------------------------------------

         Net book value as at December 31, 2003                  1,925          4,285          1,648          7,858
                                                        ------------------------------------------------------------

The net book value of fixtures, fittings and equipment held under finance leases at December 31, 2004 was (pound)nil (2003: (pound)80,000, 2002: (pound)20,000).


CAPITAL COMMITMENTS                                                                              2004          2003
                                                                                           (POUND)000    (POUND)000
                                                                                          --------------------------
Contracted for but not provided for as at December 31                                              29           161
                                                                                          --------------------------

12.      INVESTMENTS

INTEREST IN JOINT VENTURES                                                                       2004          2003
                                                                                           (POUND)000    (POUND)000
                                                                                          --------------------------
Net assets at January 1                                                                            39           127
                                                                                          --------------------------

Acquired with subsidiary undertaking                                                                -            99
Share of losses retained                                                                         (23)         (187)
                                                                                          --------------------------
Net assets  at December 31                                                                         16            39
                                                                                          --------------------------


PRINCIPAL GROUP INVESTMENTS

See Item 4.C. - "Information on the Company - Organizational Structure" for a list of subsidiaries. The subsidiaries are all consolidated and operate principally in the countries of incorporation.

JOINT VENTURE UNDERTAKINGS

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is December 31 and which is incorporated in England and Wales. The Group's share of the net assets of Phogen Limited at December 31, 2004 was (pound)4,000 (2003: net assets (pound)16,000).

The principal business of Phogen Limited is to develop and commercialize drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this program is provided jointly by the Group and the other joint venture party.

Following the acquisition of the KS Biomedix business, the Group also has a 100% interest in the A preferred ordinary shares and 50% of the voting rights of another joint venture, Discerna Limited, whose accounting year end is March 31 and which is incorporated in England and Wales. The Group's share of the net assets of Discerna Limited at December 31, 2004, was (pound)12,000. (2003:
(pound)23,000). The principal activity of Discerna Limited is the commercialization of ribosome display technology.

13.      DEBTORS

                                                                                                    2004           2003
                                                                                              (POUND)000     (POUND)000
                                                                                          ------------------------------
       AMOUNTS FALLING DUE WITHIN ONE YEAR
       Trade debtors                                                                                 308            255
       Amounts owed by joint ventures                                                                 24             43
       Corporation tax receivable                                                                  1,131          1,291
       Other debtors                                                                                 742          1,014
       Prepayments and accrued income                                                              1,796          1,066
                                                                                          ------------------------------
                                                                                                   4,001          3,669
                                                                                          ------------------------------

       AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                                  436              -
                                                                                          ------------------------------
       Other debtors - deferred consideration  (Note                                               4,437          3,669
       3)

14.      SHORT-TERM DEPOSITS AND INVESTMENTS

                                                                                                    2004           2003
                                                                                              (POUND)000     (POUND)000
                                                                                          ------------------------------
       Short-term deposits                                                                        10,999         14,994
       Listed investments                                                                            401            443
                                                                                          ------------------------------
                                                                                                  11,400         15,437
                                                                                          ------------------------------

Listed investments comprise the investment in Cubist Pharmaceuticals Inc. a pharmaceutical company registered on NASDAQ (CBST)


15.      CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                                                                    2004           2003
                                                                                              (POUND)000     (POUND)000
                                                                                          ------------------------------
       Bank loans                                                                                      -             48
       Finance lease obligations                                                                       -             24
       Trade creditors                                                                             1,069          1,254
       Other tax and social security payable                                                         123            196
       Other creditors                                                                                 -            619
       Accruals and deferred income                                                                4,371          5,002
                                                                                          ------------------------------
                                                                                                   5,563          7,143
                                                                                          ------------------------------

Accruals and deferred income includes (pound)638,000 (2003: (pound)1,320,000) of deferred license fees.


16.      CREDITORS: AMOUNTS FALLING AFTER MORE THAN ONE YEAR

                                                                                                    2004           2003
                                                                                              (POUND)000     (POUND)000
                                                                                          ------------------------------
       Bank loans                                                                                      -            132
       Finance lease obligations                                                                       -             10
       Accruals and deferred income                                                                  302          1,624
                                                                                          ------------------------------
                                                                                                     302          1,766
                                                                                          ------------------------------

Accruals and deferred income comprises (pound)302,000 (2003: (pound)1,624,000) of deferred license fees.


17.      OPERATING LEASES

The Group has commitments to make annual payments under non-cancelable operating leases which expire as follows:

                                                              SHORT                           SHORT
                                                          LEASEHOLD                       LEASEHOLD
                                                           PROPERTY           OTHER        PROPERTY             OTHER
                                                               2004            2004            2003              2003
                                                         (POUND)000      (POUND)000      (POUND)000        (POUND)000
                                                       -------------     -----------    ------------    --------------
         OBLIGATIONS UNDER OPERATING LEASES
         Within one year                                         72              11             210                35
         Within two to five years                               165              23             359                23
         After five years                                     1,224               1           1,224                 -
                                                       -------------     -----------    ------------    --------------
                                                              1,461              35           1,793                58
                                                       -------------     -----------    ------------    --------------


18.      PROVISIONS FOR LIABILITIES AND CHARGES

                                                                       VACANT            NATIONAL
                                                                     PROPERTY           INSURANCE               TOTAL
                                                                   (POUND)000          (POUND)000          (POUND)000
                                                            ----------------------------------------------------------
        At January 1, 2004                                              1,762                   2               1,764
        Utilized in the year                                             (464)                  -                (464)
        Charged/(released) in the year                                   (880)                 11                (869)
                                                            ----------------------------------------------------------
        At December 31, 2004                                              418                  13                 431
                                                            ----------------------------------------------------------

In accordance with the Urgent Issues Task Force Abstract 25 "National Insurance Contributions on Share Option Gains" the Group has provided for the employers' National Insurance payable on unapproved options granted after

April 5, 1999 and exercisable between August 18, 2002 and December 22, 2013. The National Insurance actually payable will depend on the number of options exercised.

When leasehold properties become vacant or excess space arises the Group provides for all costs to the end of the lease or the anticipated date of surrender of the lease, net of anticipated income. As a result of the sub-lease signed with Genzyme during the year (pound)880,000 has been released from the vacant property provision and credited to exceptional reorganization income. The remaining provision is expected to be used over the next 2 1/4 years at which time the Group's Cambridge site will be fully occupied. The provision is not discounted as the impact would not be material.

19.  PENSIONS

The Group operates a defined contribution fully insured pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended December 31, 2004 amounted to (pound)349,000 (2003: (pound)477,000, December 31, 2002:
(pound)510,000).

20.  FINANCIAL INSTRUMENTS

The Group's policies in respect of financial instruments are set out in Item 11. The Group had no financial instruments held for trading purposes. All of the Group's provisions, debtors and creditors falling due within one year have been excluded from the disclosures below, excepting the currency disclosure. This is due either to the exclusion of short-term items or because they do not meet the definition of a financial liability.

FINANCIAL ASSETS AND LIABILITIES

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:

CURRENT ASSET INVESTMENTS
As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 65,168 $0.001 shares in Cubist Pharmaceuticals Inc., a publicly traded company. At December 31, 2004 these shares had a book and a market value of (pound)401,000 (2003: (pound)443,000 - 88,668 shares). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.

CASH AT BANK AND SHORT-TERM DEPOSITS
The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. The Group held cash at bank of (pound)1,570,000 (2003: (pound)12,070,000, 2002: (pound)2,632,000), which earned interest, in line with LIBOR, at a weighted average rate of 3.74% (2003: 2.82%, 2002: 3.34%). All cash and short-term deposits have maturity dates within a year of December 31, 2004, and are held with institutions maintaining a minimum long term credit rating of A by Moody's and/or A by Standard and Poors. The majority of floating interest rates obtained are set relative to LIBOR (London Inter-Bank Offer Rate).

All short-term deposits mature within one year and are therefore classified as floating rate instruments.

FINANCIAL LIABILITIES
The Group has no financial liabilities other than short-term creditors and the provisions set out below. The short-term creditors are interest free.

As at  December  31, 2004 the Group held  provisions  of  (pound)431,000  (2003:
(pound)764,000) in respect of vacant leasehold properties and National Insurance (Note 18). These provisions are a financial liability on which no interest is paid. The Group had no significant un-drawn committed borrowing facilities at December 31, 2004 (2003: (pound)nil).

CURRENCY EXPOSURES
The Group's functional currencies are Sterling and Canadian Dollars. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

The table below shows the extent to which Group companies have monetary assets and (liabilities) in currencies other than their local currency.

2004: Functional currency of Group operations:         U.S. Dollars        Canadian           Euros           Total
                                                         (pound)000         Dollars      (pound)000      (pound)000
                                                                         (pound)000
---------------------------------------------------- --------------- --------------- --------------- ---------------
Sterling                                                        549               4              56             609
Canadian Dollars                                                 23               -               -              23
--------------------------------------------- ------ --------------- --------------- --------------- ---------------
                                                                572               4              56             632
--------------------------------------------- ------ --------------- --------------- --------------- ---------------

2003: Functional currency of Group operations:         U.S. Dollars        Canadian           Euros           Total
                                                         (pound)000         Dollars      (pound)000      (pound)000
                                                                         (pound)000
---------------------------------------------------- --------------- --------------- --------------- ---------------

Sterling                                                      1,080            (33)              44           1,091
Canadian Dollars                                               (29)               -               -            (29)
---------------------------------------------------- --------------- --------------- --------------- ---------------
                                                              1,051            (33)              44           1,062
---------------------------------------------------- --------------- --------------- --------------- ---------------

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

For all financial instruments the book values and fair values as at both December 31, 2004 and 2003 were not materially different.

21.      SHARE CAPITAL

                                                                              2004                             2003
                                                            NUMBER      (POUND)000           Number      (pound)000
       -------------------------------------------------------------------------------------------------------------
       AUTHORIZED:
       Ordinary shares of 1p each                    1,805,060,227          18,051    1,805,060,227          18,051
       Deferred shares of 1p each                                -               -    2,194,939,773          21,949
       -------------------------------------------------------------------------------------------------------------
                                                     1,805,060,227          18,051    4,000,000,000          40,000
       -------------------------------------------------------------------------------------------------------------

       ALLOTTED, CALLED UP AND FULLY PAID:
       Ordinary shares of 1p each                      431,543,933           4,316      431,483,887           4,315
       Deferred shares of 1p each                                -               -    2,194,939,773          21,949
       -------------------------------------------------------------------------------------------------------------
                                                       431,543,933           4,316    2,626,423,660          26,264
       -------------------------------------------------------------------------------------------------------------

42,856 ordinary shares of 1p each were issued in relation to the KS Biomedix acquisition and a further 17,190 in respect of Warrants exercised, for which cash consideration of (pound)2,000 as received. In March 2004, the Companies Court approved a capital reduction which was implemented by canceling the deferred shares in the Company. As a result, the deferred shares were credited to a separate reserve called `the special reserve', see Note 24.

22.  SHARE OPTIONS AND WARRANTS

XENOVA SHARE OPTIONS

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share options schemes, the Xenova Limited 1988 Share Option Scheme (now fully lapsed), the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2004 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of (pound)30,000, a three year vesting period for options up to the value of four times relevant emoluments, and a `super-option' part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.

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

A charge to the profit and loss account of (pound)168,000 has been made in the year (2003: (pound)nil) in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met.

In any 10 year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.

At December 31, 2004, 25,922,024 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

     NUMBER                               EXERCISE PRICE PER SHARE     EXERCISE PERIOD
     ------------------------------------ ---------------------------- ---------------------------------------------
     34,000                               234 pence                    August 9, 1998-August 8, 2005
     400                                  272 pence                    October 4, 1999 October 3, 2006
     92,788                               208 pence                    March 13, 2001-March 12, 2008
     8,875                                338 pence                    June 2,3 2000-June 22, 2007
     44,562                               338 pence                    June 23, 2000-June 22, 2007
     14,423                               208 pence                    March 13, 2001-March 12, 2008
     4,000                                45 pence                     November 18, 2001-November 17, 2008
     160,000                              32 pence                     December 15, 2001-December 14, 2008
     40,000                               32 pence                     December 15, 2003-December 14, 2008
     25,640                               117 pence                    May 27, 2002-May 26, 2009
     74,360                               117 pence                    May 27, 2002-May 26, 2009
     17,500                               88 pence                     August 17, 2002-August 16, 2009
     155,000                              88 pence                     August 17, 2002-August 16, 2009
     107,913                              10 pence                     July 13, 2003-July 12, 2010
     533,580                              10 pence                     October 18, 2004-October 17, 2011
     18,594                               87 pence                     December 20, 2002-December 19, 2009
     171,406                              87 pence                     December 20, 2002-December 19, 2009
     223,000                              77 pence                     July 13, 2005-July 12, 2010
     4,000                                111 pence                    December 18, 2003-December 17, 2012
     79,050                               48 pence                     July 11, 2006-July 10, 2011
     292,400                              48 pence                     August 16, 2006-August 15, 2011
     139,600                              41 pence                     December 18, 2006-December 17, 2011
     112,235                              49 pence                     June 1, 2005-November 30, 2005
     231,800                              50 pence                     June 20, 2005-June 19, 2012
     13,860                               50 pence                     June 20, 2005-June 19, 2012
     16,750                               50 pence                     June 20, 2007-June 19, 2012
     46,768                               49 pence                     September 1, 2005-February 28, 2006
     167,500                              38 pence                     September 12, 2005-September 11, 2012
     52,500                               38 pence                     September 12, 2007-September 11, 2012
     415,071                              10 pence                     October 28, 2005-October 27, 2012
     1,162,500                            31 pence                     December 6, 2005-December 5, 2012
     402,500                              31 pence                     December 6, 2007-December 5, 2012
     851,925                              11 pence                     December 5, 2006-December 4, 2013
     1,203,000                            11 pence                     December 5, 2006-December 4, 2013
     653,375                              11 pence                     December 5, 2008-December 4, 2013
     2,520,000                            1 pence                      December 23, 2006-December 22, 2013
     2,047,500                            1 pence                      March 4, 2007-March 3, 2014
     47,300                               12 pence                     March 5, 2007-March 4, 2014
     15,000                               12 pence                     March 5, 2009-March 4, 2014
     808,800                              9 pence                      August 13, 2007-August 12, 2014
     3,062,720                            9 pence                      August 13, 2007-August 12, 2014
     1,300,925                            9 pence                      August 13, 2009-August 12, 2014
     135,000                              6 pence                      December 6, 2007-December 5, 2014


     NUMBER                               EXERCISE PRICE PER SHARE     EXERCISE PERIOD
     ------------------------------------ ---------------------------- ---------------------------------------------
     5,460,000                            6 pence                      December 6, 2007-December 5, 2014
     1,280,000                            6 pence                      December 6, 2009-December 5, 2014
     1,673,904                            7.2 pence                    November 1, 2007-April 30, 2008


At December 31, 2004 there were a further 17,232,369 shares available for grant under options.

WARRANTS

Under the terms of the U.K. placing, U.S. placement and open offer completed in December 2003 Warrants over 56,280,507 ordinary shares of the Company were issued. Each Warrant entitles the holder to subscribe for one ordinary share at a price of 12.5p per share at any time during the period July 1, 2004 to December 31, 2008. Based on the share price of the Group at the time of the offer the Directors have not attributed any value to the Warrants. Warrants over 17,190 ordinary shares were exercised during the year, leaving Warrants over 56,263,317 ordinary shares outstanding at 31 December 2004.

METAXEN WARRANTS

Warrants over MetaXen Class E preferred shares which are convertible into Warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:

     Number                                             Exercise price per share                      Exercise period
     --------------------------------------- ------------------------------------ ------------------------------------
     14,516                                                                $7.75      November 5, 2002 - July 1, 2007

The maximum number of shares the Company which may be issued is 14,516.


23.  SHARES TO BE ISSUED

                                                                                                           SHARES TO
                                                                                                           BE ISSUED
                                                                                                          (POUND)000
                                                                                                         ------------
     At January 1, 2004                                                                                        6,483
     Acquisition of KS Biomedix                                                                                  (6)
                                                                                                         ------------
     At December 31, 2004                                                                                      6,477
                                                                                                         ------------

Deferred consideration of 10p per KS Biomedix share in issue at the time of acquisition is payable in Xenova shares, if TransMID(TM) has obtained its marketing authorization in the U.S. or E.U. and is sold commercially prior to August 14, 2011. Based on the closing share price of 6.625p on December 31, 2004, this would result in the issue of 97,761,653 ordinary 1p shares in the Company.

24.      OTHER RESERVES

                                                           SHARE                                              PROFIT
                                                         PREMIUM      MERGER      SPECIAL         OTHER      AND LOSS
                                                         ACCOUNT     RESERVE      RESERVE      RESERVES       ACCOUNT
                                                      (POUND)000  (POUND)000  (POUND)000    (POUND)000    (POUND)000
     -------------------------------------- --- ---- ------------ ---------- ------------ ------------- -------------
     At January 1, 2004                                   97,827      30,859            -        17,328     (130,427)
     Issued in respect of acquisition of KS                    4           2            -             -
     Biomedix
     Issued on exercise of Warrants                            2           -            -             -             -
     Cancellation of deferred shares                           -           -       21,949             -
     Expense on issue                                       (22)           -            -             -             -
     Credit for share options and
     deferred bonus share awards                               -           -            -             -           168
     Loss for the year                                         -           -            -             -      (12,523)
     Exchange movement                                         -           -            -             -          (11)
     -------------------------------- ------ ------- ------------ ---------- ------------ ------------- -------------
     AT DECEMBER 31, 2004                                 97,811      30,861       21,949        17,328     (142,793)
     -------------------------------- ------ ------- ------------ ---------- ------------ ------------- -------------

The share premium account is a non-distributable reserve.

The merger reserve arises from the application of merger relief to the issue of shares for the acquisition of Cantab and KS Biomedix.

Other reserves include (pound)15,735,000 arising on the formation of the Company and (pound)1,593,000 of unrealized profits arising on the sale of the business of Xenova Discovery in 1999.

The special reserve arises on the cancellation of the deferred shares and is a non-distributable reserve.

25.  MOVEMENT ON SHAREHOLDERS' FUNDS

                                                                                                 2004          2003
     EQUITY SHAREHOLDERS' FUNDS                                                            (POUND)000    (pound)000
     ---------------------------------------------------------------------------------------------------------------
     Loss for the financial year                                                             (12,523)      (15,004)
     Other recognized gains and losses                                                           (11)           228
     Shares issued and to be issued in respect of acquisition (net of issue costs)                  1        17,059
     Proceeds of share issues (net of issue costs)                                                  2        21,785
     Share issue cost                                                                            (22)       (2,244)
     Capital reorganization                                                                         -      (21,949)
     Cancellation of deferred shares                                                           21,949             -
     Credit for share options and deferred bonus share awards (Note 22)                           168             -
     ---------------------------------------------------------------------------------------------------------------
     Net decrease in equity shareholders' funds                                                 9,564         (125)

     Equity shareholders' funds at January 1                                                   26,385        26,510
     ---------------------------------------------------------------------------------------------------------------
     Equity shareholders' funds at December 31                                                 35,949        26,385
     -------------------------------------------------- ------------------------------------------------------------

     NON-EQUITY SHAREHOLDERS' FUNDS
     Issue of deferred shares                                                                       -        21,949
     Cancellation of deferred shares                                                         (21,949)             -
     -------------------------------------------------- ------------------------------------------------------------
     Non-equity shareholders' funds at January 1                                               21,949             -
     Non-equity shareholders' funds at December 31                                                  -        21,949
     -------------------------------------------------- ------------------------------------------------------------


26.  CASH FLOW STATEMENT

                                                                                       2004          2003          2002
   RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING           (POUND)000    (POUND)000    (POUND)000
   ACTIVITIES
                                                                               ------------- ------------- -------------
   Operating loss                                                                  (14,773)      (16,319)      (14,278)
   Depreciation                                                                         891         1,211         1,478
   Amortization                                                                       2,333         1,589         1,168
   Impairment provision for tangible fixed assets                                   (2,745)         (520)         3,265
   (Loss)/profit on disposal of tangible fixed assets                                     9         (118)             -
   Long term incentive scheme                                                           168             -            36
   Decrease/(increase) in provision for liabilities and charges                     (1,333)         1,752             2
   Increase in work in progress                                                        (26)         (662)             -
   Increase/(decrease) in debtors                                                        92         (143)           711
   (Decrease)/increase in creditors                                                   (474)       (1,541)           975
   (Decrease) in deferred license fees                                              (2,004)       (3,086)       (8,498)
                                                                               ------------- ------------- -------------
   NET CASH OUTFLOW FROM OPERATING ACTIVITIES                                      (17,862)      (17,837)      (15,141)
                                                                               ------------- ------------- -------------


Cash flow in respect of exceptional  reorganization  costs was (pound)nil (2003:
(pound)2,370,000, 2002: (pound)nil).

                                              January 1            Cash           Other        Exchange     DECEMBER 31
                                                   2004            Flow        non cash        movement            2004
   ANALYSIS OF NET FUNDS                     (pound)000      (pound)000      (pound)000      (pound)000      (POUND)000
   ------------------------------------- --------------- --------------- --------------- --------------- ---------------
   Cash in hand and at bank                      12,070        (10,500)               -               -           1,570
   Short term deposits                           14,994         (3,995)               -               -          10,999
   Current asset investments                        443               -            (12)            (30)             401
   ------------------------------------- --------------- --------------- --------------- --------------- ---------------
                                                 27,507        (14,495)                                          12,970

   Secured loans due within one year               (48)              48               -               -               -
   Secured loans due after one year               (132)             132               -               -               -
   Finance leases                                  (34)              25               9               -               -
   ------------------------------------- --------------- --------------- --------------- --------------- ---------------
                                                 27,293        (14,290)             (3)            (30)          12,970
   ------------------------------------- --------------- --------------- --------------- --------------- ---------------


27.  RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH GROUP COMPANIES

The Company has taken advantage of the exemption available to parent companies under FRS 8 "Related Party Disclosures" not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the Company's wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of (pound)26,000 (2003: (pound)92,000, 2002: (pound)185,000) to Phogen
Limited.  The amount  outstanding at December 31, 2004 was (pound)24,000  (2003:
(pound)43,000, 2002: (pound)51,000).

Discerna Limited is also a related party of the Group as KS Biomedix, the Company's wholly owned subsidiary, has a 50% interest in the share capital and voting rights of Discerna Limited. In December 2003 the Group paid (pound)109,000 to Discerna, being the final installment of its investment in the joint venture. There were no outstanding balances at 31 December 2004 or 31 December 2003.

There were no material transactions with other related parties during the year.

28.   FINANCIAL COMMITMENTS AND CONTINGENCIES

The Group has commitments of up to $4.5 million, payment of which is contingent upon successful product licensing, development, registration and approval.

29. SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.K. AND U.S. GAAP)

The consolidated financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The following is a summary of the material adjustments to the loss and shareholders' equity that would have been required in applying the significant differences between U.K. GAAP and U.S. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                          Note            YEAR ENDED DECEMBER 31
                                                                --------------------------------------------
                                                                       2004            2003             2002
                                                                 (POUND)000      (POUND)000       (POUND)000
                                                                -----------    ------------     ------------
Loss for financial year as reported under U.K. GAAP               (12,523)        (15,004)         (13,202)

U.S. GAAP Adjustments:
Impairment of fixed assets                                   i     (2,745)           (520)            3,265
Unrealized loss/(gain) on current asset investments         ii          42           (189)                -
Share compensation charges                                  iv          99            (25)             (84)
Acquisition of KS Biomedix                                viii           -         (9,210)                -
Disposal of Farnham Research Facility                       ix           -           (437)                -
Amortization of goodwill                                     x       2,229           1,168            1,168
Acquired patents                                            xi         104           (519)                -
Disposal of manufacturing facility                         xii       (141)               -                -

                                                                -----------    ------------     ------------
Loss for the financial year under U.S. GAAP                       (12,935)        (24,736)          (8,853)
                                                                -----------    ------------     ------------

Loss per share (basic and diluted)                                    (3p)           (12p)             (6p)
Shares used in computing loss per share (thousands)                431,529         212,437          147,484

RECONCILIATION OF SHAREHOLDER' EQUITY                                        AS AT DECEMBER 31
                                                                --------------------------------------------
                                                          Note        2004            2003             2002
                                                                (POUND)000      (POUND)000       (POUND)000
                                                                -----------    ------------     ------------

Shareholder funds as reported under U.K. GAAP                       35,949          48,334           26,510

Impairment of fixed assets                                   i           -           2,745            3,265
Share compensation charges                                  iv          13               2                2
Acquisition of Cantab                                      vii     (9,568)         (9,568)          (9,568)
Acquisition of KS Biomedix                                viii    (17,942)        (17,942)                -
Disposal of Farnham Research Facility                       ix       (437)           (437)                -
Amortization of goodwill                                     x       4,565           2,336            1,168
Acquired patents                                            xi       (415)           (519)                -
                                                                -----------    ------------     ------------
Shareholders equity under U.S. GAAP                                 12,165          24,951           21,377
                                                                -----------    ------------     ------------


I.   IMPAIRMENT OF FIXED ASSETS

In accordance with U.K. GAAP, a provision for impairment was recorded in 2002, adjusted in 2003, and reversed in 2004, against leasehold improvements, plant and equipment at the Cambridge facility for those assets no longer expected to be used in the business. Under U.S. GAAP no impairment provision was required, as the undiscounted cash flows from the Cambridge Facility, the smallest component entity, exceeded the carrying value of the Cambridge Facility's assets.

II.  UNREALIZED (GAIN)/LOSS ON CURRENT ASSET INVESTMENTS

In accordance with U.K. GAAP the Cubist shares held by the Group in current asset investments are stated at the lower of cost and net realizable value. In 2004, 2003 and 2002, the estimated changes in net realizable value have been reflected within the profit and loss account (2004: (pound)42,000 loss, 2003:
(pound)189,000 gain, 2002: (pound)1,730,000 loss). Under U.S. GAAP unrealized gains and losses are not reflected in the profit and loss account until the investment is sold, unless a loss is estimated no longer to be temporary in which case it is recognized in the profit and loss account. There is no adjustment to U.S. GAAP in 2002 as the U.K. GAAP loss of (pound)1,730,000 is assumed to be permanent and is hence also reflected in the U.S. GAAP results.

III. DEFERRED TAX

Following the introduction of Financial Reporting Standard No. 19 - "Deferred tax", under U.K. GAAP, deferred income taxes are accounted for only when transactions or events that result in the right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which "more likely than not" will be realized in future tax returns.

In accordance with SFAS No. 109, an analysis of deferred taxation is set out below:


                                                                    YEAR ENDED DECEMBER 31
                                                         ---------------------------------------------
                                                                   2004           2003           2002
                                                             (POUND)000     (POUND)000     (POUND)000
Depreciation less than capital allowances                          (71)          (228)        (1,156)
Short-term timing differences                                         -            150              -
Trading losses                                                   30,185         40,849         31,631
                                                         ---------------------------------------------
                                                                 30,114         40,771         30,475
Less: valuation allowance                                      (30,114)       (40,771)       (30,475)
                                                         ---------------------------------------------
                                                                      -              -              -
                                                         ---------------------------------------------

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

Under U.K. GAAP, in accordance with Urgent Issues Task Force Abstract 25 `National Insurance Contributions on Share Option Gains' the Group has provided for employers' National Insurance payable on unapproved options granted after April 5, 1999. In accordance with U.S. GAAP taxation is only charged upon exercise of the option.

In respect of share compensation arrangements at December 31, 2004, (pound)179,000 was charged to the profit and loss account (2003: (pound)10,000 written back, 2002: (pound)6,000 written back) under U.K. GAAP. In accordance with U.S. GAAP, the amount charged was (pound)80,000 (2003: (pound)15,000, 2002:
(pound)78,000).

V.   JOINT VENTURES

Under U.K. GAAP, the Group's share of turnover of the joint venture and of the operating profit, exceptional items, interest and tax of the joint venture and associate are all presented separately.

Under U.S. GAAP, the Group's share of profits and losses of the joint venture and of the associate is presented at a post-tax level.

VI.  CONSOLIDATED STATEMENTS OF CASH FLOWS

Under U.K. GAAP, the Consolidated Cash Flow Statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised ("FRS 1"). The Statements prepared under FRS 1 present substantially the same information as that required under U.S. GAAP as required by SFAS No. 95.

Under U.K. GAAP, the Group's cash comprises cash in hand and at bank (net of bank overdrafts). Under U.S. GAAP, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under U.S. GAAP, bank overdrafts are classified within financing activities, and cash and cash equivalents are not offset by book overdrafts repayable within 24 hours from the date of the advance, as is the case under U.K. GAAP.

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

                                                                     YEAR ENDED DECEMBER 31
                                                         ------------------------------------------------
                                                                  2004              2003            2002
                                                            (POUND)000        (POUND)000      (POUND)000
Cash used by operating activities                             (15,475)          (14,887)        (12,234)
Cash provided/(used) in investing activities                     1,554               582           (649)
Cash (used)/provided by financing activities                   (4,079)            31,743           6,542
                                                         --------------    --------------   -------------
Net (decrease)/increase in cash and cash equivalents          (18,000)            17,438         (6,341)

Cash and cash equivalents under U.S. GAAP at the
beginning of the year                                           20,070             2,632           8,973
                                                         --------------    --------------   -------------
Cash and cash equivalents under U.S. GAAP at the end             2,070            20,070           2,632
of the year
Short-term deposits and investments                             10,900             7,437          16,585
                                                         --------------    --------------   -------------
Total cash and liquid resources at the end of the year          12,970            27,507          19,217
                                                         --------------    --------------   -------------


VII. ACQUISITION OF CANTAB

Following the acquisition of the Cantab Pharmaceuticals Plc Group (Cantab) in 2001, the following adjustments were made in 2001 in accordance with U.S. GAAP:

PURCHASE PRICE

Under U.S. GAAP the value of Xenova shares issued in exchange for Cantab shares is measured at the time of the announcement (February 19, 2001) rather than the date of acquisition (April 6, 2001) under U.K. GAAP. The movement in the Xenova share price between the time of announcement (80p per share) to the date of acquisition (49p per share), increases the value of the purchase price by (pound)21,634,000.

NET ASSETS ACQUIRED

In accordance with U.S. GAAP (APB 16) the tangible fixed assets, intangible fixed assets, in process research and development, workforce in place and goodwill assets have been determined at the date of acquisition as set out below:


                                                                                            (POUND)000
                                                                                          ------------

Net assets acquired under U.K. GAAP                                                            23,258
Adjustment in respect of redundancy provision                                                   (541)
                                                                                          ------------
                                                                                               22,717
In process research & development                                                              32,495
Workforce in place                                                                                846
                                                                                          ------------
                                                                                               56,058
                                                                                          ------------


     In accordance with U.S. GAAP (EITF 95-3), an adjustment of (pound)541,000 was made to the opening net assets position to reflect the redundancy costs arising following a reorganization of Cantab after the acquisition. In accordance with U.K. GAAP these costs were expensed in 2001.

SUMMARY

     In accordance with U.S. GAAP the In process research and development ((pound)32,495,000) was written off to the profit and loSS account, and the workforce in place value was capitalized and amortized over 5 years (charge (pound)127,000 in period since acquisition in 2001).

     The impact on the profit and loss account for the year ended 2001 under U.S. GAAP was:

                                                                                                 (POUND)000
                                                                                                ----------
         Amortization of goodwill under U.K. GAAP                                                      879
         In process research & development write-off under U.S. GAAP                              (32,495)
         Workforce in place amortization under U.S. GAAP                                             (127)
         Provision for reorganization costs made under U.S. GAAP                                       541
                                                                                                 ----------

         Net impact under U.S. GAAP                                                               (31,202)
                                                                                                 ----------

     The net impact on shareholders' funds at December 31, 2001 under U.S. GAAP was:

                                                                                                 (POUND)000
                                                                                                 ----------
         Difference in consideration issued under U.S. GAAP                                         21,634
         Less profit and loss impact under U.S. GAAP                                              (31,202)
                                                                                                 ----------

                                                                                                   (9,568)
                                                                                                 ----------

VIII.    ACQUISITION OF KS BIOMEDIX

Set out in Note 2 is the U.K. GAAP treatment of the acquisition of the KS Biomedix Group. In accordance with U.S. GAAP the following adjustments have been made:

PURCHASE PRICE

Under U.S. GAAP the value of Xenova shares issued in exchange for KS Biomedix shares is measured at the time of the announcement (August 14, 2003) rather than the date of acquisition (September 12, 2003) as under U.K. GAAP. The movement in the Xenova share price between the time of announcement (12.0p per share) to the date of acquisition (15.25p per share), means the value of the purchase price is lower by (pound)2,255,000 under U.S. GAAP.

NET ASSETS ACQUIRED

In accordance with U.S. GAAP (SFAS 141) the tangible fixed assets and intangible assets have been determined at the date of acquisition as set out below:

                                                                                                 (POUND)000
                                                                                                 ----------
Net assets acquired under U.K. GAAP                                                                  6,855
Adjustment in respect of redundancy  and reorganization provision                                  (1,205)
                                                                                                 ----------
                                                                                                     5,650

Developed technology                                                                                   637
In process research & development                                                                   26,745
                                                                                                 ----------
Total assets acquired under U.S. GAAP                                                               33,032

Total consideration including deferred contingent consideration and expenses                      (15,409)
                                                                                                 ----------

Negative goodwill                                                                                   17,623
                                                                                                 ----------


In accordance with U.S. GAAP, an adjustment of (pound) 1,205,000 was made to the net assets acquired as recorded under U.K. GAAP to record the redundancy and vacant property costs arising from the planned reorganization of the KS Biomedix Group. In accordance with U.K. GAAP these costs were expensed in 2003, as recognition of reorganization costs is not permitted under U.K. GAAP until after the acquisition date.

In addition, U.S. GAAP recognizes the contingent deferred consideration to be settled in Xenova Group plc shares on the commercial sale of TransMID(TM) prior to August 14, 2011 as a liability, and not within shareholders' funds as under U.K. GAAP. Accordingly shareholders' funds under U.S. GAAP are lower by (pound)6,477,000 as a result of the reclassification.

In accordance with U.S. GAAP the negative goodwill arising on the acquisition has been allocated pro-rata against certain acquired assets as follows:

                                                                                        PRO-RATA     REVISED
                                                                       FAIR VALUES   ADJUSTMENTS      VALUES
                                                                        (POUND)000    (POUND)000  (POUND)000
                                                                       ------------ ------------- -----------
In process research & development                                           26,745      (16,012)     10,733
Tangible fixed assets                                                        2,691       (1,611)      1,080
                                                                       ------------ ------------- -----------
Net assets acquired                                                         29,436      (17,623)     11,813



Developed technology has been classified as an asset held for resale and hence is excluded from the allocation of negative goodwill.

The impact on the profit and loss account for the year ended 2003 under U.S. GAAP was:

                                                                                                (POUND)000
                                                                                                -----------
Amortization of goodwill under U.K. GAAP                                                               318
In process research & development write-off under U.S. GAAP                                       (10,733)
Provision for reorganization costs made under U.S. GAAP                                              1,205
                                                                                                 ----------

Net impact under U.S. GAAP                                                                         (9,210)
                                                                                                 ----------

The net impact on shareholders' funds at December 31, 2003 under U.S. GAAP was:

                                                                                              (POUND)000
                                                                                            -------------
Difference in consideration issued under U.S. GAAP                                               (2,255)
Deferred contingent consideration reclassified as a liability under U.S. GAAP                    (6,477)
Less profit and loss impact under U.S. GAAP                                                      (9,210)
                                                                                            -------------

                                                                                                (17,942)
                                                                                            -------------


IX.  DISPOSAL OF FARNHAM RESEARCH FACILITY

As part of the disposal of certain assets at the Farnham facility, the developed technology recognized under U.S. GAAP acquired with the KS Biomedix business has been disposed of. Under U.K. GAAP this technology was not recognized. Furthermore, (pound)200,000 of the positive goodwill arising on the acquisition of the KS Biomedix business was recognized in determining the profit on disposal in accordance with U.K. GAAP. Under U.S. GAAP no positive goodwill has been allocated to the KS Biomedix acquisition.

X.   GOODWILL

In 2002, the Group adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and other intangible assets with indefinite useful lives not be amortized but should be tested for impairment annually. At January 1, 2002, because workforce in place does not meet FAS 142 for separate recognition, this balance was reclassified into goodwill. Prior to January 1 2002, the Group amortized the workforce in place asset over its useful economic life of 5 years. Also at January 1, 2002, the Company ceased amortization of goodwill under U.S. GAAP. At December 31 2004, the Group completed an impairment review of its goodwill balance under U.S. GAAP and no adjustment to this asset was made.

This adjustment represents the amortization expense related to goodwill, under U.K. GAAP, which was (pound)2,229,000 for the year ended December 31, 2004 (2003: (pound)1,168,000, 2002: (pound)1,168,000).

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

The adjustment for the year ended December 31, 2004 of (pound)104,000 represents the amortization expense related to patents under U.K. GAAP.

XII. DISPOSAL OF MANUFACTURING FACILITY

As part of the disposal of the manufacturing facility in Edmonton, Canada the foreign exchange differences on loan balances taken directly to reserves for U.K. GAAP purposes have been recycled through the profit and loss account under U.S. GAAP.

XIII. RECENT ACCOUNTING DEVELOPMENTS

U.S. GAAP

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes APB Opinion No. 25,"Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are currently evaluating the impact the adoption of SFAS 123(R) will have, but because we already apply the requirements SFAS 123 we do not expect adoption of the new standard to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets
- An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 153 will have but do not expect it to have a material impact.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the effect that the adoption of SFAS 151 will have on our consolidated results of operations and financial condition but do not expect SFAS 151 to have a material impact.

In May 2004, the FASB issued FSP No. 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Medicare Act"). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare
Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The effective date of FSP106-2 is the first interim or annual period beginning after June 15, 2004, with early adoption encouraged. We are currently evaluating the impact adoption will have.

The adoption of the following recent accounting pronouncements did not have a material impact on our results of operations and financial condition:

o FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others-An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34";

o FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities-An Interpretation of ARB No. 51"; and

o EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments".

U.K. GAAP

FRS 20 (IFRS 2), 'Share-based payment', was issued by the ASB on April 7, 2004. It is effective for listed entities for accounting periods beginning on or after January 1, 2005. It deals with the accounting for transactions where an entity obtains goods or services from other parties (including employees or suppliers) in consideration for the entity's equity instruments (including shares or share options) or cash-settled amounts based on the value of the entity's equity instruments. It represents a significant change from current practice in the U.K. under UITF Abstract

17 where the charge is based on the intrinsic value of the share option (fair value of the share at the date of grant less exercise price). Use of the fair value of share options is expected to generally result in higher charges in the profit and loss account for share compensation. We are currently considering the impact of this standard.

The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Accounting Standards and will be adopted by us as part of the transition to IFRS as noted below.

     o    FRS 21 (IAS 10), 'Events after the balance sheet date';

     o    FRS 22 (IAS 33), 'Earnings per share';

     o    FRS 23 (IAS 21), 'The effects of changes in foreign exchange rates';

     o    FRS 24 (IAS 29), 'Financial reporting in hyperinflationary economies';

     o    FRS 25 (IAS 32), 'Financial instruments; presentation and disclosure';

     o    FRS 26 (IAS 39), ' Financial instruments; measurement'.

IFRS

In common with other listed companies governed by the law of an E.U. member state, for financial years beginning on or after January 1, 2005 we will be required to prepare our financial statements in accordance with international accounting standards adopted at the European level (endorsed IAS's or IFRS's). This requirement will therefore first be applicable to our financial statements for the year ended December 31, 2005. Our IFRS convergence project commenced in Q3 2004.

SIGNATURES







     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          XENOVA GROUP PLC
                                          (Registrant)


Date: May 27, 2005                        /s/ Daniel Abrams________________
                                          Daniel Abrams
                                          Finance Director and Company Secretary